82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



01074953

REGISTRANT'S NAME Grupo Carso, S.A. de C.V.

*CURRENT ADDRESS Miguel de Cervantes Saavedra #255 Col. Ampliacion Granada, Mexico Distrito Federal 14060

**FORMER NAME

**NEW ADDRESS

PROCESSED JAN 24 2002 THOMSON FINANCIAL

FILE NO. 82- 3175 FISCAL YEAR 12/31/00

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 1/7/02


NOV - 7 2001

Grupo Carso, S.A. de C.V. (File No. 82-3175)

Reinstatement of Exemption Pursuant to Rule 12g3-2(b)

Exhibits A through G

Exhibit A

ANNUAL REPORT 1999 / GRUPO CARSO



Index

n previous centuries Mexican calendars consisted of a solar stone or small printed booklets with predictions, news, current events, caricatures and literary entertainment. During the twentieth century, an era obsessed with technological and material progress, calendars became a vehicle for modern publicity to promote brands and products. Along with the count of days and months, the decorative display of the chromes began to shine; color prints created with techniques derived from chromolithography would hang for a year on the walls of houses and offices.

As the years went by, this popular means of propaganda became a secondary current of Mexican pictorial and graphic arts. Between the 1920's and the 1970's, hundreds of authors and dozens of print shops came together in order to produce the millions of colorful reproductions which, given as courtesy gifts by both large and small businesses, came to form a certain kind of ambulatory museum and a cherished home gallery. The printed copies of original commissioned paintings, in which artistic inspiration was subordinated to the needs and requirements of publicity, circulated throughout all of Mexico. By way of these prints, however, not only cigarettes, beers, tires, tequila and appliances were sold, but also the dream of an idealized and utopian Mexico, a fantasy-filled illustration of its myths, legends and desires.

Since its incorporation in 1913, until today now as part of Grupo Carso, Galas de México, S.A , the largest calendar factory in Mexico in this century, has been an active leader in the industry of Mexican graphics. In 1930, Galas became involved in the chromes business, when publicists and printers discovered the effectiveness of mural calendars and the possibilities offered by the technology of offset printing, establishing a studio in its facilities for a group of painters, contracted either by the hour or by the piece, who produced original paintings from which color prints for calendars would be developed. These artists produced not only the so-called *"special"* pieces which were exclusively commissioned by businesses, but also the *"factory-line"* pieces which the printing company offered in its catalogues to the public at large.

At the beginning of the 1950's, the photographic calendar's ascent began, primarily sustained by plates which came from international agencies located in Los Angeles or New York. Even though there were photographers who tried to recover a Mexican style in their shots and montages- Francisco Vives, Elodia Portal, Osorno Barona- in the end the standardization of the imported images imposed itself.

Two decades later, in the 70's the classic images of Jesús de la Helguera, Eduardo Cataño, José Bribiesca, Jaime Sadurní and Maurice Devaux continued to be reprinted, but the household gallery began to be dominated by ruddy-skinned children, striking blondes, fishing and hunting scenes, playful pets and the eternal harmony of the American Way of Life. Like the snow from the Alps which began to fall on the photographic landscapes, dust covered the pieces created by almanac painters. The trade died. Its images survived.



THOSE WERE THE DAYS

ANTONIO GOMEZ R.

1947

OIL ON CANVAS



rupo Carso, S.A. de C.V.
(Thousands of pesos as of December 31, 1999*)

	1993	1994	1995	1996	1997	1998	1999
SALES	31,525,455	33,967,327	35,179,432	36,947,334	39,875,461	40,213,580	40,645,545
COST OF GOODS SOLD	20,965,990	21,790,835	23,073,202	24,091,998	26,411,995	22,271,303	27,930,541
OPERATING PROFIT	5,515,200	6,949,228	7,269,691	7,867,775	7,389,665	6,768,974	6,754,549
NET PROFIT	4,753,542	5,097,973	4,445,647	5,043,001	8,031,241	3,032,605	4,909,843
TOTAL ASSETS	53,263,357	66,331,560	71,615,631	44,917,799	52,613,560	53,761,324	63,494,800
TOTAL LIABILITIES	19,412,324	22,362,421	26,548,215	26,035,992	28,384,215	27,912,967	31,656,459
CMAJORITY NET WORTH	29,605,395	39,772,602	41,297,887	15,931,178	20,990,035	21,851,219	25,365,783
SHARES OUTSTANDING	915,000,000	910,934,900	915,000,000	915,000,000	912,851,000	904,507,000	900,000,000
EPS	5.195	5.596	4.859	5.511	8.798	3.353	5.455

* Except for the number of shares and earnings per shares

RELEVANT FINANCIAL INFORMATION



SALES BREAKDOWN BY SUBSIDIARY
Grupo Sanborns 30%
Condumex 28%
Cigatam 15%
Nacobre 12%
Porcelanite 6%
Frisco 5%
Others 4%



OPERATING PROFIT BREAKDOWN BY SUBSIDIARY
Grupo Sanborns 31%
Condumex 29%
Cigatam 9%
Nacobre 11%
Porcelanite 11%
Frisco 4%
Others 5%



NET PROFIT BREAKDOWN BY SUBSIDIARY
Grupo Sanborns 32%
Condumex 32%
Cigatam 11%
Nacobre 8%
Porcelanite 8%
Frisco 4%
Others 5%



Economic Environment

The year, which began with unfavorable prospects due to the problems in Brazil and a possible slowdown of the US economy, featured generalized economic growth, price increases for some raw materials, particularly petroleum, which went from US$11.86 to US$25.71 per barrel (WTI), and interest rate increases implemented by the US Federal Reserve. The Mexican economy performed well, showing growth in all sectors, except mining. Gross Domestic Product grew by 3.7% during the year, with a 5.2% increase during the fourth quarter, due partly to increased domestic consumption. GDP growth was less than 1998's 4.8%, albeit significantly above estimates which placed it around 2% at the beginning of the year.

Inflation, measured by the National Consumer Price Index, was 12.32%, significantly lower than last year's, and close to the goal of 13% established by the government. The restrictive monetary policy set by the Bank of Mexico, the foreign currency exchange rate stability, and non budgeted oil-related income that reduced part of the fiscal deficit, all contributed to the reduced inflation. The National Producer Price Index rose by 12.45%, as compared to 1998's 17.45%.

The average rate of the 28-day Treasury Certificates (Cetes) was 21.2%, as compared to 24.5% last year; the real rate increased from 7.5% in 1998 to 9.9% in 1999. The Interbank Equilibrium Rate averaged at 23.74%, compared to 26.9% for the preceding year.

The Balance of Trade presented a US$5,360 million deficit, as a result of a 16.4% growth in exports, which totaled at US$136,703 million, and a 13.4% increase in imports, which reached a value of US$142,064 million. This deficit is below the US$7,180 million reported for 1998, due to important increases in the maquila industry and oil exports of 20.1% and 39.0%, respectively. The current-account deficit amounted to US$14,013 million, which represents a 10.9% reduction when compared to the preceding year's US$15,726 million, going from 3.7% of GDP in 1998 to 2.7% in 1999. 82.5% of this deficit was financed by US$11,568 million in direct foreign investment. Net international reserves amounted to US$30,733 million, similar to the US$30,139 million reported at the end of 1998.

The Mexican government in order to shield the economy from the volatility of the international markets, secured funds for US$23,700 million in lines of credit from several institutions.

In 1999, Mexico doubled its efforts to build the economic foundation necessary to attain inflation and interest rates necessary for sustained development in the future.

Operations

During 1999, the Grupo Carso made important investments aimed at

consolidating the company's development. Thus, the Paraiso Radisson Perisur Hotel, located in Mexico City, was purchased in February. A 236 room facility that is currently operated by the Radisson Hotel chain. In that same month, Tecmarketing, S.A. de C.V., a telemarketing company, was sold for P$375 million.

In April, Grupo Sanborns, through a public primary offer of 120 million shares, in the Mexican Stock Market, raised US$280 million. The offer represented 12.8% of the issuer's capital.

In May, Grupo Sanborns acquired 60.3% of Pastelería Francesa (El Globo) for P$521 million. Later, Sanborns made a tender offer for the rest of the shares acquiring an additional 39.4% so that by the end of the year the ownership was 100.00% of Pastelería Francesa. The company was established in 1884, and manufactures and sells bread and French pastries through its 83 stores.

Empresas Frisco, a subsidiary of Grupo Carso, signed an agreement with Tribasa in July, whereby it purchased 66.7% of Ferrosur for approximately US$73 million. Ferrosur operates the Mexico-Veracruz-Coatzacoalcos railroad.

Condumex paid for the second third of the participation in the capital of Cablena, S.L. in Spain, attaining formal majority. It also purchased 51% of the stock of Mitel de Mexico, in association with Canada's Mitel Corporation.

In September, Grupo Sanborns bought 14.1% of CompUSA for US$86.4 million, later increasing its holding to 14.98%. CompUSA is one of the leading PC and accessory retailers, operating 217 stores in 84 cities, serving individuals, government and private offices, and schools. The stores have technical service departments, and some have training facilities. The company employs some 20,000 individuals.

During that same month, 9.24% of the stock of Grupo Comercial Gomo was purchased, for P$37.5 million, and this holding was later increased to 20%. This company is dedicated to the distribution of electronic and electrical home appliances of leading brands.

Sanborns established its commercial website, being the first company in the country to introduce nationwide electronic sales through the Internet.
In January of 2000, Grupo Sanborns, in association with Telmex, made a tender offer at US$10.10 per share, in order to acquire up to 100% of outstanding CompUSA stock. Grupo Sanborns would retain 51% of CompUSA's capital. This offer concluded on February 29, 2000, and amounted to a US$705 million investment, additional to that made in September 1999.

Grupo Carso successfully completed the Y2K-related corrective measures, with an investment of approximately US$17 million.

During 1999, Sanborns Hermanos opened four new stores, Sanborns Café opened one, MixUp opened three music stores, and Feria del Disco one more. Sears inaugurated a new store and purchased two facilities which were previously used under lease. El Globo closed down four unproductive locations and opened twelve new ones.

Financial Results

Sales in 1999 totaled P$40,646 million, 1.1% more than the P$40,214 million obtained in 1998. These numbers can not be compared directly because in 1998, the numbers of Corporación Industrial Llantera were also included. The 1999 results include, besides the adjustments made to Cigatam's accounting, the results of those companies which were acquired during 1998 but were not consolidated all twelve months, such as the Tayahua mine, Cablena in Condumex, Ital Gres in Porcelanite, and Aluminio Conesa in Nacobre. On the other hand, the financial statements for 1999 include the companies acquired during that same year, i.e. the Paraiso Radisson Perisur Hotel, Pastelería Francesa and Ferrosur; and do not include Teckmarketing's results.

Operating profit was P$6,754 million, 0.2% less than P$6,769 million in 1998; the operating margin decreased to 16.6 % from 16.8% in 1998.

Integral Financing Cost was a P$1,041 million expense, in contrast with last year's P$1.242 million, due mainly to the revaluation of the peso vs. the dollar. Other financial operations resulted in P$1,029 million income, owing to

the excess over book value recorded from the placement of Grupo Sanborns, the amortization of Sears's goodwill, and the profit recorded by the sale of Teckmarketing, principally. Net profit totaled P$4,910 million which, compares favorably to the P$3,032 million of 1998, increasing 61.9%.

Net debt at the closing of the year was P$16,832.2 million, an increase of P$2,875.2 over the P$13,957.0 million of 1998. The increase stemming mainly from the purchase of Ferrosur.

During 1999, Grupo Sanborns in particular and the retail business in general increased in importance through acquisitions and actions directed at turning it into a focal point of growth for Grupo Carso. Additionally, industrial operations were consolidated and measures were taken to improve operational performance to maintain leadership in all divisions.

I want to thank all the people who work with us for their tenacity and effort, and our stockholders for their confidence and support.

Sincerely,



Carlos Slim Domit
Chairman of the Board



rupo Carso, S.A. de C.V., is a Mexican holding company with a diversified investment portfolio in automotive parts, construction materials, tobacco, mining, tourism, restaurants and retail. Control of the company is in the hands of Mr. Carlos Slim Helu and his family. The company was incorporated in 1980, the product of a spin-off of Inversora Bursátil, S.A. de C.V. Casa de Bolsa, and is quoted at the Mexican Stock Market since June 1990.

Grupo Carso has been characterized by its strategy of investing in undervalued companies with operative or financial difficulties, with the purpose of making them efficient, productive, and leaders in their fields. An important part of Cursors investments were first made during the 1980's, a period whence the Mexican economy faced an extreme lack of confidence from investors and was immersed in a devaluatory crisis.

One of the most significant achievements of Grupo Carso came in 1990 when, associated with Southwestern Bell Communications (currently SBC Communications), France Cable & Radio (subsidiary of France Telecom), and a group of Mexican investors, Carso made a winning bid for the control of Teléfonos de México. Currently, Carso Global Telecom, a company spun-off from Grupo Carso, is the controlling stockholder of Teléfonos de Mexico.

DESCRIPTION OF MAIN SUBSIDIARIES

Condumex

Carso purchased Condumex in 1992. It is one of the largest Mexican producers of cable and wire for different applications, including telecommunications, construction, and automobiles. The company has an international distribution network, with sales offices in Mexico, the US, Germany, China, Chile, and Brazil, and sales representatives throughout Latin America and the Caribbean.

The company has three divisions. Telecommunications, whose main products are copper telephone cable and optic fiber cable. Coaxial, electronic and several other types of cable for telephone applications are produced also. The automotive division manufactures harnesses, pistons, cylinders, rings, and shock absorbers. This divisions main customer is General Motors. The Construction division manufactures branch cables, electric wire and cable for construction, and magnetic cable. The Energy Subdivision manufactures transformers and electric motors, heat exchangers and emergency power plants.

Cigatam

Purchased in 1982, Cigatam is devoted to cigarette production. Its line of products is focused on the high income market, with international brands such as Marlboro and Benson & Hedges, which are owned by Phillip

Morris. Cigatam also participates in the middle and low income markets with proprietary brands such as Broadway and Delicados. Its main competition in the Mexican market is Cigarrera la Moderna, S.A. de C.V.

Grupo Carso, through Consorcio Bosques, S.A. de C.V., also participates in Phillip Morris Mexico, which markets and distributes Cigatam's products.

Nacobre

Nacobre was established in 1950, and Grupo Carso obtained control of the company in 1988. Nacobre is currently the leading manufacturer of copper and aluminum products for the construction, automobile, electronic, refrigeration, and power generation industries in Mexico. Its strategy consists in becoming the leading manufacturer of products with high added-value, the prices of which are not subjected to aluminum or copper prices. Nacobre's main products are copper and bronze sheet metal, copper bars, pipes and fittings in the Copper division; aluminum foil and sheet metal in the Aluminum division, and PVC pipes and joints in the PVC Division.

Grupo Sanborns

Sanborns Hermanos was established in 1919, and was purchased by Grupo Carso in 1984. Currently, Grupo Sanborns is one of the most important retailing companies in Mexico,

operating five different concepts: Sanborns, Sears, Music Stores, El Globo, and Shopping Centers.

Sanborns operates two types of stores, Sanborns and Sanborns Café. The former are commercial spaces divided into store (60% of the space), and a restaurant (40% of the space), which serves Mexican food in a family environment. The store contains a pharmacy, an optics center, electronic appliances, magazines, tobacco shop, candy shop, bakery, and other specialty products, such as perfumes and jewelry. Sanborns Café is a restaurant with a similar menu to that of Sanborns, but with a more modern style, in order to attract younger customers.

Sears de Mexico began operations in 1945, and was purchased by Carso in 1997. It is the largest department store chain in Mexico, with 42 stores which offer a broad range of merchandise common to such stores, such as ladies and men's wear, household appliances, and other wares. Sears runs one of the most complete consumer credit programs available.

Pastelería Francesa (El Globo) was purchased in 1999. This company has been in business since 1884, and is dedicated to the production and sale of bread and other bakery products. It operates 82 stores located in the central region of the Country, focused on the high and middle income markets,

In march of 2000, Grupo Sanborns acquired a controlling stake in the capital of CompUsa, an company that operates computer and accessories in the United States of America.

Additionally, Grupo Sanborns is involved in the development, leasing, operation, and administration of commercial real estate.

Empresas Frisco

Purchased in 1986, Empresas Frisco is active in the mining, chemical, and transportation industries. The company runs three mines: Tayahua, San Francisco, and San Felipe, which extract zinc, gold, silver, and lead, mainly; and is associated with Dupont in Química Fluor, for the production of fluorhydric acid.

In July 1999, Frisco purchased 67% of Ferrosur, S.A. de C.V., the company which operates the Mexico-Veracruz-Coatzacoalcos railroad, which has 1,905 kilometers of rail track, 170 engines, 3125 cars, and 46 teams for rail track maintenance and repair.

Porcelanite

Porcelanite was purchased in 1985, and it is dedicated to the production and sale of ceramic tile for floors and walls. It is the leading manufacturer in the Mexican market, with a production capacity of 51.8 million square meters, and has successfully penetrated markets abroad, which currently contribute with 7.7% of sales. Its productive, state-of-the-art facilities are located in Querétaro, Tlaxcala, Puebla, and the State

of Mexico. The company distributes its products in Mexico through wholesalers in 400 outlets. Export distribution is made through Porcelanite Inc. for the United States and 27 sales representatives for Canada, the Caribbean and Central and South America.

Hoteles Calinda

Hoteles Calinda was purchased in 1991. The company runs 16 four-star hotels within the Mexican territory, eleven of which are property of the company. Of the 2638 rooms available, 1168 are in seaside resorts, while the rest are located in large cities. Calinda's strategy is locating hotels in beaches and cities with important economic and tourist activity. Calinda is a name associated with clean, reasonably rated hotels which provide good service.

Agusa, Galas y Almexa

Galas de México was purchased in 1976. Along with Artes Gráficas Unidas, S.A. de C.V. (Agusa), they manufacture flexible polyethylene and polypropylene printed packaging, mainly for the food industry. Galas also produces wrapping paper, calendars, daily planners, labels and posters. Almexa, on the other hand, manufactures aluminum foil products for the pharmaceutical, food, and cigarette industries.


GRUPO CARSO
NACOBRE 99.9%
EMPRESAS FRISCO 89.4%
INMUEBLES CANTABRIA 99.9%
GRUPO CALINDA 99.9%
PORCELANITE 99.9%
GRUPO CONDUMEX 99.5%
CORP. IND. LLANTERA 99.9%
CONSORCIO BOSQUES 61.8%
GRUPO SANBORNS 78.8%
PHILIP MORRIS DE MEX 49.9%
GRUPO ALUMINIO 99.9%
FERROSUR 66.6%
AGUSA 60.8%
GALAS DE MEXICO 60.9%
GRUPO CONV. IND. 60.0%
FRISCO 9.4%
CONT. GENERAL TIRE INC. 19.4%
CIGATAM 80.9%
EL GLOBO 99.9%
SANBORNS HERMANOS 99.9%
SEARS DE MEXICO 84.9%
PROMOTORA SANBORNS 99.9%
AGUSA 27.7%
GALAS DE MEXICO 39.9%
GRUPO CONVERTIDORA 38.9%
TABACOS DESVENADOS 99.9%
SANBORNS CAFE 99.9%
PROMOTORA MUSICAL 51.0%

GROUP

STRUCTURE

GRUPO CO

GRUPO SA

CIGA

EMPRESAS

INDUSTRIAS

PORCEL

UMEX

ORNS

M

RISCO

ACOBRE

ITE



THE LEGEND OF THE VOLCANOES

JESUS HELGUERA

1941

CHROMOLITHOGRAPHY

GRUPO CONDUMEX

In 1999, Condumex paid for the second third of its stake in the capital of Cablena, S.L. in Spain. The company entered into an association with Delphi Automotive System, replacing the preceding partner Maremont (Arvin Industries), in the shock absorber company Gabriel de México. Other important events were the acquisition of 51% of the stock of Mitel de México in association with Mitel Corporation of Canada and the start up of a new plant for the production of harnesses in Silao, Guanajuato.

Sales for 1999 decreased by 3.9% in real terms, while operating profit decreased by 20.9% due to a fall in prices derived from the recovery of the peso vs. the dollar during most of the year. Net profit went up by 22.1%. Additionally, prices in the automotive were affected by intense competition.

GRUPO CONDUMEX, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%
Sales	11,378.5	11,837.9	-3.9%
Operating Profit	[illegible]	[illegible]	[illegible]
Operating Margin	13.7%	[illegible]	
Net Income	[illegible]	[illegible]	[illegible]
Net Margin	[illegible]	[illegible]	
Majority Net Worth	[illegible]	[illegible]	[illegible]

The demand for cables in the automotive industry underwent important volume growth, due to the increased production of cars in the United States and Europe, saturating the facilities devoted to production for that sector. Brazil, however, had a lower growth rate than expected because of the recession that followed the devaluation of the real.



SALES BY SECTOR
Construction 39%
Automotive 31%
Telecomunications 30%

The construction and telecommunications sectors began the year with moderated activity; the domestic demand of these products during the first months of the year was low. Beginning with the second quarter, however, both sectors showed recovery, particularly those products directed to the telephone industry.

Investment plans for the year 2000 are focused on new lines of business in Spain and Brazil, where production of custom cables and the installation of a production line for larger-gauge construction cables will begin. The facilities in Mexico are scheduled to undergo important installed capacity increases in the transformer and coaxial cable areas. We expect higher sales of transformers during next year, in lieu of orders placed by our main customers, as well as increased installation business. Total investment will be approximately US$50 million.


SALES BY
REGION
North America 78.10%
Europe 14.30%
Latinamerca 7.60%


SALES
JANUARY - DECEMBRE 1999
Domestic 69.10%
Foreign 30.90%

company listed in the Mexican Stock Exchange that distributes leading-brand electronic and electrical household appliances.

CompUSA is one of the leading PC and accessory retailers, operating 217 stores in 84 cities, throughout the United States, serving individuals, government and private offices, and schools. The stores have technical service departments, and some have training facilities. The company employs 20,000 individuals. Its headquarters are located in Dallas, Texas.

In February of 2000, Grupo Sanborns, in association with Telmex, made a tender offer in order to acquire up to 100% of outstanding CompUSA stock. Grupo Sanborns would retain 51% of CompUSA's capital. This offer concluded on February 29, 2000, and amounted to an additional US$705 million investment.


GRUPO SANBORNS
NUMBER OF STORES
35
121
41
121
40
45
128
41
48
132
83
42
52
137
95
96
97
98
99
Sanborn's y Sanborns Café
Music stores*
Sears Roebuck
El Globo

Consolidated sales during 1999 increased by 10.8% in real terms, when compared to those of the preceding year. Each business division of Grupo Sanborns obtained better results as a consequence of internal consumption recovery in the country, coupled with improvements in existing stores, continuous expansion through opening of new outlets, and the acquisition of other businesses. Operating profit increased by 21.2%, and net profit by 36.4%.

SANBORNS HERMANOS, S.A. de C.V.

In 1999, a total 40.47 million customers were served in the restaurant division, for an increase of 4.1% over the previous year. Sanborns, Sanborns Café and the Music Stores closed the year with a 178,299 square meter

selling area, that represents a 5.0% increase as compared with 1998 and a 4.5% increase in seating capability that totals 39,603 seats.

At year end 1999, the number of stores was as follows: Sanborns 105 (an increase of 4), Sanborns Café 32 (an increase of 1), Promotora Musical 46 (an increase of 3), and Feria del Disco 6 (1 new store).

Same store sales grew by 0.9%, while net sales went up 6.0%. Operating profit increased by 16.0%, while net profit remained at the same level.

The company plans on incorporating six new Sanborns stores, one Sanborns Café and six music stores under the MixUp and No Problem formats during 2000, that will represent a 3% in selling space . Projected investment for the expansion of Sanborns and Sanborns Café for the year 2000 will be US$26 million.

Sanborns was the first Mexican company to launch a nationwide e-commerce website (www.sanborns.com.mx), with the largest selection of products available, incurring marginal investment and operation costs. The website offers customers the possibility of purchasing books, DVDs, CDs, videotapes, and health products online, as well as national and international periodical publications. Payment is performed via Sanborns, VISA, Master Card, and American Express credit cards, and articles

SANBORNS HERMANOS, S.A.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]



SANBORN'S Y
SANBORN'S CAFE
Sales by division
Wholesale 3%
Merchandise 60%
Food and beverages 37%

are delivered through courier services (Estafeta anywhere in Mexico and DHL abroad).

The website can be accessed through Prodigy Internet, Visa and Terra portals and offers links to the sites of several domestic and international newspapers and magazines. Sanborns plans on expanding the selection of products to include perfumes, toys, tobacco, photographic articles, and home audio and video appliances during 2000. Purchase orders have been received from 130 cities in Mexico, 25 cities in the US and other Spanish-speaker countries, even though no publicity was made for the site in those places.


SEARS ROEBUCK DE MEXICO
Sales Distribution
Applainces and furnitures 41%
Clothes and general merchandise 38%
Credit 15%
Others 4%
Services 2%

SEARS ROEBUCK DE MEXICO, S.A. DE C.V.

In 1999, Sears continued with its expansion. A new store in Metepec was opened, and the locations housing the Oaxaca Plaza del Valle and Guadalajara Centro stores, which were used under lease, were purchased.

Same store sales, not considering credit operations, increased by 13.7% during 1999. Merchandise sales grew 14.2%, and credit sales 13.8%; thus, net sales increased 14.1%. Operating profit also grew vigorously, by 39.5%, due to increased merchandise sales volume, and also because most of the remodeling of the stores was performed during 1998, and the associated disbursements were integrated as operation expenses during that year. The net sales figures for 1999 include income from interest originated by Sears credit cards operations. In the retail sector in Mexico, Sears had the greatest sales and operating profit increases,

due to a new image which had great acceptance among customers, coupled with the remodeling of some of its stores during the preceding year.

Investment plans for the year 2000 include P$376 million for the construction of the new Puebla Angelopolis store, as well as remodeling of the Lindavista, Universidad, Guadalajara Plaza, Veracruz Centro, Culiacán, and Merida Centro stores.

PASTELERIA FRANCESA, S.A. de C.V. (EL GLOBO)

In 1999, management evaluated the productivity of every store of the recently acquired Pastelería Francesa, determining to close down four locations that did not contribute to profit and opening twelve new stores in strategic locations such as Plaza Insurgentes, Plaza Cuicuilco, Plaza Loreto, Pabellón Polanco, and two in Querétaro.

Net sales went up by 14.7% in real terms, as compared with 1998. Operating profit decreased by 36.4% as a result of a change in accounting policy whereby remodeling and preoperative expenses were charged directly to the income statement instead of amortizing them over a period of time, and also because of extraordinary expenses related to the downsizing of the corporate staff and the opening of new stores. Net profit decreased 82.6% in 1999.

The company will continue with its expansion policy, with an estimated annual investment of US$3 million during the next three years, increasing direct sales to the public by opening twelve new stores per year.

SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%



UNTITLED

JOSE BRIBIESCA

UNDATED

OIL ON CANVAS

CIGARRERA TABACALERA MEXICANA

In 1999, the accounting for Grupo Carso's investment in Cigatam and Phillip Morris de Mexico was modified. Previously, the financial statements of both companies were combined, and 50% of the result was consolidated in Grupo Carso. Now, 100% of Cigatam, of which Grupo Carso holds 50.1%, is consolidated, while the participation method is used for the 49.9% stake in Phillip Morris de Mexico.

CIGARROS LA TABACALERA MEXICANA, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%

The price for cigarettes was raised in August, by an average of 11.3%, with the competition matching the increase. Cigarettes for the upper market increased in price by 11.5% while the price increases for cigarettes directed to the middle and lower markets were 7.1% and 14.3% respectively.

Market share during 1999 was 54.3% of the total Mexican market. In the upper segment of the market Cigatam´s market participation is 72.3%, 15.0% in the intermediate segment, and 54.0% in the lower segment. Marlboro is still the leading brand,

with an individual market participation 35.3%, increasing its participation by over 5.5 points during the year.

The Mexican tobacco industry grew 1.9%, going from 47.4 to 48.3 billion cigarettes sold. This growth is much lower than the one experienced by Cigatam, which sold 26.2 billion cigarettes during 1999, for a 8.9% volume increase when compared with 24.1 billion cigarettes sold during 1998. For the year 2000, management expects to increase market participation even further based on the strength of the company's brands.

During the year, bad weather negatively affected tobacco production which is the most important raw material for the company. Therefore, the mixture during the year was 39.7% imported and 60.3% domestic, as compared with 85.0% domestic in 1998.

US$38.0 million were invested during 1999, mainly in the automatization of primary processes and to expand the tobacco processing plant. By the end of 1999, installed capacity was 30 billion cigarettes. For 2000, a US$23 million investment is planned, mainly for agricultural equipment in order to improve tobacco quality and machinery to increase production capacity.


MARKET SHARES BY
PRICE LEVEL
80
70
60
50
40
30
20
72%
69%
65%
60%
59%
59%
59%
52%
51%
53%
95
96
97
98
99
Medium
Low
High

Sales for the year increased by 10.6%. The operating profit and the net profit increased by 8.4% and 7.4% as a result of a higher level of administrative expenses.

Starting on January 2000, the rate of the excise tax on production and services (IEPS) went from 85 to 100% of the sale price for filter cigarettes and remained at 20.9% for non filter cigarettes.



TOTAL CIGARETTES PRODUCTION AND MARKET SHARE
billion of cigarettes
50
40
30
20
10
80
60
40
20
47.0
48.0
45.5
48.0
49.0
43%
42%
44%
45%
49%
95
96
97
98
99
Cigarettes Production
Market Share



UNTITLED
MATHUSS
UNDATED
OIL ON CANVAS

The mining industry is currently living a difficult period because of the generalized price decreases of raw materials that took place during 1999. Prices of materials extracted or produced by Frisco followed a descending trend, except for zinc and fluorhydric acid. Therefore, the company decided to store 923 kilograms of gold to be sold only when prices were at acceptable levels.

EMPRESAS FRISCO, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%

During 1999, investments were made in Minera Tayahua, improving its mineral milling capabilities. In July, Frisco purchased 66.67% of the capital of Ferrosur, S.A. de C.V., for 73 million dollars and assumed responsibility for Ferrosur's US$257 million debt. Ferrosur owns and operates the Mexico-Veracruz-Coatzacoalcos railroad.

Sales volume for the year decreased considerably, owing mainly to the closing of Minera Real de Angeles whose exploitable reserves, at the current prices, were depleted. However, Frisco's total sales

increased in lieu of the consolidation of Ferrosur's results as of August 1999, reaching P$1,947.9 million and a P$241.4 million operating profit. Ferrosur reported sales of P619.9 million, operating profit of P$63.0 million and net profit of P$20.4 million.

During 2000, Frisco will embark on activities designed to insure the exploitable reserves of the next few years. Thus, in the mine San Francisco del Oro, the ore deposits of Don Pablo, Escalon and Clarines will be prepared for exploitation. In San Felipe, the area La Escondida will be explored with the objective of commencing production within two years. In Tayahua the constant exploration of the silver deposits has resulted in important increases in proven reserves that are expected to reach 11.4 million tons.

For 2000, the company has plans to invest P$664 million in Ferrosur, for the purchasing of engines and the maintenance of cars and rail tracks. An additional P$76 million will go to the chemical sector, plus P$39 million for the mining sector; said investments will be directed at conserving and improving facilities and search for new ore deposits.

During the year, Ferrosur served approximately 160 clients. The line's use is mainly for the transportation of agricultural products, petrochemicals, industrial products, minerals, and cement.


GOLD NY
(dollars per ounce)
450
400
350
300
250
200
SILVER NY
(dollars per ounce)
7000
6000
5000
4000
COPPER LME
(dollars per pound)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
1995
1996
1997
1998
1999



THE CHICKEN HAWK

EDUARDO CATAÑO

1956

OIL ON CANVAS

Nacobre's sales decreased by 5.6%, following a decline in the prices of its products due mainly to the appreciation of the peso vs. the dollar in the exchange market, which also resulted in important decreases in operating profit and net profit. Copper prices behaved negatively; the average price in US dollars went down by 4.0%, aluminum saw marginal increases, and resin went up by 10.9%.

The average price of copper was US$0.7211 per pound for 1999 and US$0.7508 for 1998. In the cases of aluminum and resin the average prices for 1999 were US$0.6175 per pound and US$0.2666 per pound, and the prices for 1998 were US$0.6160 per pound and US$0.2403 per pound, respectively.


SALES BY PRODUCT
3%
38%
59%
11%
34%
55%
9%
35%
56%
6%
37%
57%
96
97
98
99
Copper
Aluminium
PVC


DOMESTIC SALES AND EXPORTS
32%
68%
26%
74%
29%
71%
25%
75%
96
97
98
99
Domestic
Exports

The market participation of the company remained stable, despite the fact that total sales volume increased by 8.6%.

During 1999, US$50 million were invested in increasing installed capacity, equipment replacement, cost reduction, and maintenance. US$32 million of these went into increasing installed capacity for copper fittings and pipe for water and gas and special copper and alloy sheets (low thickness). During the year the production facilities for aluminum and PVC operated nearly at 100% capacity.

A US$55 million investment is budgeted for 2000, which is mainly intended for capacity increases. Production capacity in the copper division will be increased by 8,000 tons per year to reach 113,200 tons. The aluminum division's capacity will total 87,900 tons by the end of 2000; a 14% increase over 1998. Investments will also be made for quality improvement, raising productivity, equipment replacement, new product development and pollution control equipment. With these investments, Nacobre will be in a position to penetrate markets with higher margins.

INDUSTRIAS NACOBRE, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%



UNTITLED
JOSE BRIBIESCA
UNDATED
MIXED MEDIA ON CANVAS

Porcelanite´s growth continues. During the year, installed capacity was increased by 17%, reaching 51.8 million square meters, due to new acquisitions, modernization, and expansion to existing facilities.

During the last four years, installed capacity plant has grown an average rate of 31% per year. This has enabled the company to increase its product line, thereby strengthening its commercial strategy and improving logistic support to the distribution network in order to meet market demands.

Sales volume totaled 43.8 million square meters, 21.5% more than 1998's volume, and above the industry's 20% volume increase. Market share reached 41.6% in 1999, as compared to 37.2% in the preceding year. The company's domestic market share in floor tile increased to 41.8% in 1999, from 37.8% of the previous year; domestic market share for wall tile was 40.9% in 1999 versus 35.5 in 1998.

PORCELANITE, S.A. DE C.V.
(Millions of pesos as of December 31, 1999)

	1999	1998	Var.%

Prices went down 10.3% in real terms during 1999. The price decrease was compensated by a 21.6% increase in volume with net sales increasing 8.9% in real terms. Operating profit went down from 32.8% to 30.3%, while net profit margin increased from 3.1% o 17.8%.

During 2000, Porcelanite plans to invest approximately US$20 million to build a new plant in the state of Guanajuato, in order to thereby support its sales efforts in the domestic and export markets.


INSTALLED CAPACITY AND
SALES VOLUME
(millions of square meters)
60
50
40
30
20
10
95
96
97
98
99
Capacity
Sales Volume

BOARD OF DIRECTORS OF

GRUPO CARSO, S.A. DE C.V.

CHAIRMAN EMERITUS
CARLOS SLIM HELU
CHAIRMAN
CARLOS SLIM DOMIT

BOARD MEMBERS
FERNANDO G. CHICO PARDO
JAIME CHICO PARDO
ANTONIO COSIO ARIÑO
CLAUDIO X. GONZALEZ LAPORTE
MOISES KALACH MIZRAHI
JOSE KURI HARFUSH
JUAN ANTONIO PEREZ SIMON
BERNARDO QUINTANA ISAAC
AGUSTIN SANTAMARINA VAZQUEZ
CARLOS SLIM DOMIT
CARLOS SLIM HELU

ALTERNATE BOARD MEMBERS
ALEJANDRO ABOUMRAD GABRIEL
MAXIMILIANO BECKER ARREOLA
IGNACIO COBO GONZALEZ
ARTURO ELIAS AYUB
JESUS GUTIERREZ BASTIDA
HUMBERTO GUTIERREZ OLVERA Z.
CARLOS HAJJ ABOUMRAD
DANIEL HAJJ ABOUMRAD
MARCO ANTONIO SLIM DOMIT
PATRICK SLIM DOMIT
EDUARDO VALDES ACRA

STATUTORY AUDITOR
JOSE MANUEL CANAL HERNANDO

ALTERNATE AUDITOR
GILBERTO NAVA ESCOBEDO

SECRETARY
SERGIO F. MEDINA NORIEGA





CONSOLIDATED

AND INDIVIDUAL

FINANCIAL STATEMENTS

RUIZ, URQUIZA Y CIA., S.C.
Arthur Andersen

Mexico, D.F.

To the Stockholders of

Grupo Carso, S.A. de C.V.,

We have audited the accompanying balance sheet of GRUPO CARSO, S.A. DE C.V. (a Mexican corporation) and the consolidated balance sheet of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES (collectively referred to as the "Company") as of December 31, 1999, and the related individual and consolidated statements of income, stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the December 31, 1999 financial statements of certain subsidiaries, which reflect 44% and 42% of total assets and total revenues, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 1999, and the results of their operations, their stockholders' equity and the changes in their financial position for the year then ended, in conformity with the accounting principles generally accepted in Mexico.

RUIZ, URQUIZA Y CIA., S. C.



C.P.C. Carlos Rodríguez de la Torre
March 31, 2000

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

as of December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date

ASSETS

Current assets:		
Cash and marketable securities	$	6,361,257
Accounts and notes receivable-		
Trade, net		7,641,868
Sundry debtors		762,779
Recoverable taxes		910,123
Notes receivable		48,895
Other accounts receivable		16,036
		9,379,701
Inventories, net		8,970,557
Prepaid expenses		170,179
Deferred income taxes		157,410
Total current assets		25,039,104
PROPERTY, PLANT AND EQUIPMENT, net		31,105,688
INVESTMENT IN ASSOCIATED COMPANIES		2,615,115
GOODWILL		1,675,002
CONCESSION TITLE		2,190,184
OTHER ASSETS		869,707
	$	63,494,800

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Bank loans and current portion of long-term debt	$	13,816,176
Suppliers		4,253,640
Notes payable and accrued liabilities		1,602,194
Income taxes		182,202
Excise taxes		415,823
Employee profit sharing		179,886
Deferred income taxes and employee profit sharing		487,006
Total current liabilities		20,936,927
LONG-TERM DEBT		9,377,235
DEFERRED INCOME TAXES		464,758
NEGATIVE GOODWILL		877,539
STOCKHOLDERS' EQUITY:		
Capital stock		6,156,167
Additional paid-in capital		1,976,346
Reserve for repurchase of own shares		1,150,805
Retained earnings		37,564,391
Cumulative effect of restatement		(21,481,926)
		25,365,783
Minority interest		6,472,558
Total stockholders' equity		31,838,341
	$	63,494,800

The accompanying notes are an integral part of this consolidated balance sheet.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date

(except per share data)

NET SALES	$	40,645,545
COST OF SALES		27,930,541
Gross profit		12,715,004
SELLING AND ADMINISTRATIVE EXPENSES		5,960,455
Operating income		6,754,549
INTEGRAL COST OF FINANCING:		
Interest expense, net		2,800,259
Interest expense, net		(326,340)
Gain from monetary position		(1,432,735)
		1,041,184
OTHER EXPENSES, net		135,212
Gain from sale of subsidiaries		(282,075)
Net amortization of goodwill and negative goodwill		(882,285)
Income before provisions and equity in results of associated companies		6,742,513
PROVISIONS FOR:		
Income taxes		1,221,816
Employee profit sharing		285,245
Deferred income taxes and employee profit sharing		75,763
		1,582,824
Income before equity in results of associated companies		5,159,689
EQUITY IN RESULTS OF ASSOCIATED COMPANIES		481,621
Consolidated net income for the year	$	5,641,310
ALLOCATION OF CONSOLIDATED NET INCOME FOR THE YEAR:		
Majority interest	$	4,909,843
Minority interest		731,467
Consolidated net income for the year	$	5,641,310
Majority earnings per share	$	5.45
Weighted average number of shares outstanding (in thousands)		900,788

The accompanying notes are an integral part of this consolidated statement.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date

OPERATIONS:		
Consolidated net income for the year	$	5,641,310
Add (less)- Items applied to results which did not requirer (generate) cash-		
Depreciation and amortization		1,715,341
Net amortization of goodwill and negative goodwill		(882,285)
Equity in results of associated companies		(481,621)
Dividends received from associated companies		295,158
Net decrease in the reserve for employee benefits		(1,822)
Deferred income taxes and employee profit sharing		75,763
Items related to investing activities-		
Gain on sale of subsidiary		(282,075)
Loss on sale of fixed assets		4,374
Net cash provided by results of operations		6,084,143
Net cash used in working capital, except financing		(2,740,788)
Net cash provided by operating activities		3,343,355
FINANCING ACTIVITIES:		
Net increase in bank loans and long-term debt, in nominal pesos		2,315,319
Decrease in bank loans and long-term debt, from restatement into constant pesos		(2,353,626)
Repurchase of own shares		(314,184)
Increase in capital stock due to reissuance of own shares		206,545
Premium for reissuance of own shares		(60,516)
Dividends paid to subsidiaries' minority stockholders		(520,613)
Net cash used in financing activities		(727,075)
INVESTING ACTIVITIES:		
Additions to property, plant and equipment, net		(2,438,454)
Purchase of shares of subsidiaries and associated company, net of sales		(2,578,579)
Increase of net cash provided by other investing activities		2,637,460
Net cash used in investing activities		(2,379,573)
Net increase in cash and marketable securities		236,707
Cash and marketable securities at beginning of year		6,124,550
Cash and marketable securities at end of year	$	6,361,257

The accompanying notes are an integral part of this consolidated statement.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEET

as of December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date

ASSETS		
CURRENT ASSETS:		
Cash and marketable securities	$	1,371,744
Accounts receivable-		
Recoverable taxes		796,383
Receivables from subsidiaries		22,358
		818,741
Total current assets		2,190,485
EQUIPMENT, net		1,313
INVESTMENT IN SUBSIDIARIES		24,452,899
INVESTMENT IN ASSOCIATED COMPANIES		346,797
GOODWILL		217,654
OTHER ASSETS		50,562
	$	27,259,710

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Bank loans	$	8,700
Accounts payable and accrued liabilities		11,537
Income taxes		125,832
Deferred income taxes		247,858
Total current liabilities		393,927
LONG-TERM DEBT		1,500,000
STOCKHOLDERS' EQUITY:		
Capital stock		6,156,167
Additional paid-in capital		1,976,346
Reserve for reacquisition of own shares		1,150,805
Retained earnings		37,564,391
Cumulative effect of restatement		(21,481,926)
Total stockholders' equity		25,365,783
	$	27,259,710

The accompanying notes are an integral part of this balance sheet.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V.

STATEMENT OF INCOME

For the year ended December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date (except per share data)

INCOME FROM SERVICES TO SUBSIDIARIES AND ASSOCIATED COMPANIES	$	243,698
INTEGRAL COST OF FINANCING:		
Interest income, net		(82,472)
Foreign exchange loss, net		1,833
Gain from monetary position		(26,182)
		(106,821)
ADMINISTRATIVE EXPENSES		47,529
OTHER INCOME, net		(55,563)
Income before provisions, loss from sale of associated company and equity in results of associated and subsidiary companies		358,553
PROVISIONS FOR:		
Benefit from tax consolidation		(179,160)
Deferred income taxes		115,592
		(63,568)
Income before loss from sale of associated company and equity in results of associated and subsidiary companies		422,121
EQUITY IN RESULTS OF ASSOCIATED COMPANIES		330,154
EQUITY IN RESULTS OF SUBSIDIARIES		3,363,829
NET AMORTIZATION OF GOODWILL AND NEGATIVE GOODWILL		793,739
Net income for the year	$	4,909,843
Earnings per share	$	5.45
Weighted average number of shares outstanding (in thousands)		900,788

The accompanying notes are an integral part of this statement.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power as of that date

OPERATIONS:		
Net income for the year	$	4,909,843
Add (less)-Items applied to results which did not require (generate) cash-		
Depreciation and amortization		519
Net amortization of goodwill and negative goodwill		(793,739)
Equity in results of associated companies and subsidiaries		(3,693,983)
Dividends received from associated company		246,125
Dividends received from subsidiaries		199,565
Capital reimbursement from subsidiary company		497,857
Deferred income taxes		115,592
Net cash provided by results of operations		1,481,779
Net cash used in working capital, except financing		(686,969)
Net cash provided by operating activities		794,810
FINANCING ACTIVITIES:		
Net decrease in bank loans and unsecured debentures in nominal pesos		(133,177)
Decrease in bank loans and unsecured debentures from restatement into constant pesos		(202,279)
Purchase of own shares		(314,184)
Premium for the reissuance of own shares		(60,516)
Increase in capital stock due to reissuance of own shares		206,545
Net cash used in financing activities		(503,611)
INVESTING ACTIVITIES:		
Additions to equipment, net		(350)
Purchase of shares of subsidiaries companies, net of sales		(721,740)
Net cash used by investing activities		(722,090)
Net decrease in cash and marketable securities		(430,891)
Cash and marketable securities at beginning of year		1,802,635
Cash and marketable securities at end of year	$	1,371,744

The accompanying notes are an integral part of this statement.

Translation of financial statements originally issued in Spanish

GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED AND INDIVIDUAL STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power As of that date

	Capital Stock		Additional
	Historical	Restatement	Paid-in Capital
BALANCES AS OF DECEMBER 31, 1998	$ 1,382,076	$ 4,780,038	$ 2,036,862
Repurchase of own shares	(11,568)	(515)	-
Increase in capital stock due to reissuance of own shares	4,681	1,455	-
Premium for the reissuance of own shares	-	-	(60,516)
Net increase in minority interest from acquisition of subsidiaries	-	-	-
Balances before comprehensive income	1,375,189	4,780,978	1,976,346
Comprehensive income-			
Net income for the year	-	-	-
Result from holding nonmonetary assets	-	-	-
BALANCES AS OF DECEMBER 31, 1999	$ 1,375,189	$ 4,780,978	$ 1,976,346

Reserve for Repurchase of Own Shares	Retained Earnings	Cumulative Effect of Restatement	Total Majority Interest	Minority Interest	Total Stockholders' Equity
$ 1,252,497	$ 32,654,548	$ (20,254,799)	$ 21,851,222	$ 3,997,139	$ 25,848,361
(302,101)	-	-	(314,184)	-	(314,184)
200,409	-	-	206,545	-	206,545
-	-	-	(60,516)	-	(60,516)
-	-	-	-	1,959,825	1,959,825
1,150,805	32,654,548	(20,254,799)	21,683,067	5,956,964	27,640,031
-	4,909,843	-	4,909,843	731,467	5,641,310
-	-	(1,227,127)	(1,227,127)	(215,873)	(1,443,000)
$ 1,150,805	$ 37,564,391	$ (21,481,926)	$ 25,365,783	$ 6,472,558	$ 31,838,341

The accompanying notes are an integral part of this consolidated and individual statement.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

as of December 31, 1999

Expressed in thousands of Mexican pesos with purchasing power As of that date

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The accompanying financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. ACTIVITIES OF THE COMPANIES:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies engaged in different industrial activities, including tobacco, mining and metallurgical, hospitality, operation of department stores providing restaurant services, baking of bread and cakes, railway cargo services, manufacturing and distribution of copper and copper alloy by-products, manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products, manufacturing of electric cables, manufacturing and distribution of tires for automotive vehicles, manufacturing and distribution of ceramic tiles, and leasing of commercial space. The Company has no employees and, therefore, it receives administrative services from a subsidiary.

3. BASIS OF CONSOLIDATION:

The consolidated financial statements include the financial statements of CARSO and those of the following subsidiaries, over whose management CARSO holds control:

Company	Ownership % at December 31, 1999
Inmuebles Cantabria, S.A. de C.V. and subsidiaries	100.00
Grupo Calinda, S.A. de C.V. and subsidiaries	100.00
Servicios Administrativos Lava, S.A. de C.V.	100.00
Proveedora Inbursa, S.A. de C.V.	90.00
Consorcio Bosques, S.A. de C.V. and subsidiaries	61.84
Grupo Sanborns, S.A. de C.V. and subsidiaries	78.89
Empresas Frisco, S.A. de C.V. and subsidiaries	98.83
Grupo Condumex, S.A. de C.V. and subsidiaries	99.54
Servicios Corporativos Cigatam, S.A. de C. V.	50.01
Corporación Industrial Llantera, S.A. de C.V.	100.00
Industrias Nacobre, S.A. de C.V. and subsidiaries	99.89
Porcelanite, S.A. de C.V. and subsidiaries	99.90
Grupo Industrial Carso, S.A. de C.V.	100.00

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate prevailing at yearend; nonmonetary assets and stockholders' equity at the exchange rate prevailing at the date the transactions occurred or when they were generated. The resulting Mexican peso figures are restated using factors derived from the National Consumer Price Index (NCPI).

Continental General Tire, Inc., 19.4%-owned foreign associated company, is recorded using the equity method. The financial statements of those operations that are not considered an integral part of CARSO are translated into Mexican pesos using the method described above. However, for foreign associated companies not integrated into the Group, the guidelines to be used for translation are those described in Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations" of the Mexican Institute of Public Accountants. The effect of not following this Bulletin is not significant on the financial statements of CARSO.

Equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

The individual financial statements were prepared to be used exclusively at the Company's Stockholders' Meeting; consequently, they reflect investment in subsidiaries under the equity method.

Beginning in 1999, Cigarros la Tabacalera Mexicana, S.A. de C.V. (Cigatam), subsidiary of Consorcio Bosques, S.A. de C.V. (Consorcio), cancelled a joint venture agreement signed with Philip Morris México, S.A. de C.V. (PMM) (associated and associating company, respectively), the purpose of which was the production, distribution and sale of cigarettes.

Based on the above, CARSO stopped consolidating proportionally 50% of the assets, liabilities, stockholders' equity and results shown in the combined financial statements of PMM and Cigatam, in order to consolidate the consolidated financial statements of Consorcio with Cigatam as of December 31, 1999 and recognize PMM under the equity method.

Significant events-

(a) On November 3, 1997, Grupo Sanborns purchased from Inmuebles Cantabria, S.A. de C.V. 99.99% of the capital stock of Tecmarketing, S. A. de C.V., at book value. On January 5, 1999, Grupo Sanborns signed a shares purchase-sale contract with Sercotel, S.A. de C.V. (a subsidiary of Teléfonos de México, S.A. de C.V.), through which it is selling 99% of Tecmarketing's shares at a price of $375,000 at nominal value, thus obtaining a profit of $282,075. The effective date of this transaction is February 1, 1999, the date on which the authorization from the Federal Commission on Competition was obtained.

(b) On March 22, 1999, the merger of Comercial Carso, S.A. de C.V. (Comercial Carso) with its subsidiary Grupo Sanborns, S.A. de C.V. (Grupo Sanborns) was approved, with Comercial Carso as the merging company and its subsidiary as the merged company, effective as of April 5, 1999. The change of the trade name from Comercial Carso to Grupo Sanborns was also approved on that date.

On the same date, Grupo Sanborns approved the increase in the number of outstanding shares, as well as the unsubscribed and paid shares into which capital is divided, by means of a split of common shares without par value, consisting of two new shares for each of the previous ones. As well, derived from the merger mentioned above, the exchange of 2.2 shares of Grupo Sanborns for each of the merged company's shares was authorized. Subsequent to the merger, a public offering of shares was carried out in which CARSO did not participate and, therefore, its share holdings went from 99.99% to 78.89%. This reduction represents an increase in CARSO's investment of $841,480 and, considering that Grupo Sanborns is an integrated subsidiary, this amount was reflected directly in results.

(c) In May 1999, Grupo Sanborns purchased approximately 68% of the shares of Pastelería Francesa, S.A. de C.V. ("El Globo") for US$ 58 million, and the remaining 32% was purchased through a public offering. This Company is engaged in baking bread and cakes, as well as in the operation of bakeries. Goodwill of $426,557 resulted from this operation.

(d) In July 1999, Empresas Frisco, S.A. de C.V. purchased 66.67% of the capital stock of Ferrosur, S.A. de C.V., a company holding 100% of the shares of Ferrocarril del Sureste, S.A. de C.V. (Ferrocarril Sureste). This transaction generated negative goodwill of $165,697, to be amortized over a period of two years beginning in 2000.

The merger of Ferrocarril Sureste with Ferrosur, S.A. de C.V. (Ferrosur) was agreed to at the General Extraordinary Annual Stockholders' Meeting of Ferrosur, held on December 17, 1999. Ferrosur remained as the merging company.

Ferrosur has, beginning on December 18, 1998, the rights over the concession of Vía Troncal del Sureste (Main Railway of the Southeast), and the main features of such rights are as follows:

- The general communication railway line of the above line and the public property assets, for the rendering of cargo service, as well as the auxiliary services of a cargo terminal, of warehouse services for railway equipment and maintenance and transfer workshops.

- The rights over the general communication railway line and the public property assets are granted exclusively for 50 years, beginning on December 18, 1998, renewable for an equivalent period, under certain circumstances.

- The exclusive rights for the rendering of cargo service are for a 30-year period, with the exception of payment and dragging rights.

- The concessionaire commits to invest at least that established in the "Business Plan," to be updated every 5 years.

- At the end of this concession, whatever the cause, the railway and assets shall be reverted in favor of the state, in good operating condition, according to the respective governmental regulations and at no cost to the Federal Government.

(e) On March 17, 1999, Cantabria sold to CARSO 86% of the capital stock of Grupo Calinda, S.A. de C.V. (Calinda). Therefore, as of that date, CARSO directly consolidates the financial statements of this company. On February 19, 1999, Calinda purchased, through one of its subsidiaries, 100% of the capital stock of Paraíso Perisur, S.A. de C.V. (Hotel Paraíso Radisson).

4. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting principles followed by the companies are:

Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in Mexican pesos with the same purchasing power.

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures were as follows:

- Balance sheet:

  Inventories are restated to their net replacement cost, which does not exceed the realizable value.

  Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated based on the devaluation and inflation of the country of origin.

The depreciation of property, plant and equipment is calculated using the straight-line method on restated values and by applying rates corresponding to the estimated economic useful lives of the assets, considering both the machinery's and the equipment's capacity actually utilized in each fiscal year.

The investment in subsidiaries and associated companies is restated under the equity method, based on the audited financial statements of the associated and subsidiary companies, restated on the same basis as those of CARSO, with the exception of Continental as mentioned in Note 2.

The concession titles obtained by Ferrosur are recorded at their award cost, restated based on the NCPI, and amortized using the straight-line method over 50 years beginning in 1998, since the concession was granted in 1998.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI.

- Statement of income:

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated on the basis of its replacement cost, as a function of the restatement of the inventory being consumed or sold.

- As stated above, depreciation is calculated on the restated value of property, plant and equipment.

- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at yearend with the corresponding factor.

- In the other statements:

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

Marketable securities-

Marketable securities are primarily bank acceptances, quoted shares, variable-rate investment funds and commercial paper, valued at market (cost plus accrued interest).

Goodwill or negative goodwill from the acquisition of subsidiaries-

Goodwill arising from the acquisition of subsidiaries and/or associated companies, at prices higher than their book value, is being amortized from the date of acquisition over an average 10-year period, the term over which the benefit from the investment is expected to be realized. As of December 31, 1999, goodwill was represented mainly by the acquisition of shares of the subsidiaries Grupo Condumex, S.A. de C.V., Grupo Sanborns, and Porcelanite, S.A. de C.V. and, in 1998, of the associated company, Continental.

Negative goodwill arising from the acquisition of subsidiaries at prices lower than their book value is being amortized over the term -not to exceed five years- over which those subsidiaries will be integrated into the Group. As of December 31, 1999, negative goodwill was represented mainly by the acquisition of shares of the subsidiary Sears Roebuck de México, S.A. de C.V. (Sears Mexico) by Grupo Sanborns in 1997.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

Income taxes and employee profit sharing-

The companies recognize, by means of the liability method, the deferred and/or prepaid effects of income taxes and employee profit sharing related to the cumulative temporary differences between book and taxable income, which arise from specific items whose turnaround period can be determined and which are not expected to be replaced by items of a similar nature and amount. The principal temporary items that result in deferred taxes are those related to the valuation of temporary investments at market value.

Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

The companies record the liabilities from seniority premiums, pensions and retirement payments as they accrue, through reserves and irrevocable trust funds. Contributions to the funds and increases in reserves are based on actuarial calculations using the projected unit credit method.

Therefore, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the companies' employees.

Indemnity payments are charged to results of the period in which they are made.

Revenue recognition-

Revenues are recognized when the products are shipped or delivered to the client or when services are rendered to the client and the client assumes responsibility for the same.

Integral cost of financing-

The integral cost of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses, premiums related to hedging contracts and foreign currency futures contracts (forwards) and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the integral cost of financing.

Contractual obligations arising from foreign currency transactions are recorded as an asset or liability in the balance sheet, at the agreed upon exchange rate. The difference between this rate (with respect to foreign currency futures) or the exchange rate in effect on the date of the transaction (when hedging contracts are entered into) and the yearend market rate is recognized in the results of the year as part of the exchange gains or losses. The premiums on and cost of hedging contracts are amortized through maturity.

Goodwill and negative goodwill are restated using a factor derived from the NCPI.

The amortization of goodwill and negative goodwill is calculated based on the restated value.

Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the relative gain or loss if settled in cash, and the resulting amount is recorded under other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the underlying shares' acquisition cost.

Earnings per share-

Earnings per share were calculated based on majority interest net income and the weighted average number of shares outstanding during the year.

Comprehensive income-

Beginning in 1999, the Company includes, in the statement of stockholders' equity, the items comprising "comprehensive income," as defined by the new International Accounting Standard ("IAS") No. 1, effective for fiscal years beginning on or after July 1998. The application of IAS No. 1 is suppletory to accounting principles generally accepted in Mexico.

5. NEW ACCOUNTING PRINCIPLE:

In 2000, a new principle will go into effect regarding the accounting treatment of income taxes, asset taxes, and employee profit sharing.

This new treatment will have a substantial effect on the determination of the Company's financial position and results, since it requires recording, beginning in 2000, the deferred asset or liability effect of income taxes and asset taxes, based on the cumulative effect of the temporary items as of the balance sheet date. Employee profit sharing will be calculated considering the temporary differences generated during the fiscal year, which are likely to generate a liability or benefit in the future.

6. FOREIGN CURRENCY TRANSACTIONS AND POSITION:

At December 31, 1999, the companies had assets and liabilities denominated in U.S. dollars, valued at the $9.5222 peso/dollar exchange rate, as follows:

	Thousands of U.S. dollars	
	Consolidated	Individual
Current assets	464,231	81,683
Current liabilities	(592,482)	-
Long-term liabilities	(578,115)	-
Total liabilities	(1,170,597)	-
Net foreign currency (liability) asset position	(706,366)	81,683
Equivalent in thousands of Mexican pesos	$ (6,726,042)	$ 777,802

During the year, the companies had the following significant transactions in foreign currency:

		Thousands of U.S. Dollars Consolidated
Sales		529,365
Interest income		1,359
Other		53,894
Purchases		(587,180)
Interest expense		(47,453)
Expenses		(232,586)
Net		(282,601)
Equivalent in thousands of Mexican pesos	$	(2,592,977)

At March 31, 2000, date on which the financial statements were issued, the unaudited foreign currency position was similar to that at yearend, the exchange rate having shown no significant changes.

7. INVENTORIES:

		Consolidated
Raw materials	$	3,795,169
Work-in-process		946,517
Finished product		3,220,993
Merchandise-in-transit		145,339
Spare parts and other		941,096
		9,049,114
Less- Reserve for obsolete materials		181,826
		8,867,288
Advances to suppliers		103,269
Total inventories	$	8,970,557

8. PROPERTY, PLANT AND EQUIPMENT:

	Consolidated	Individual
Real estate	$ 20,386,435	$ -
Industrial machinery and equipment	26,964,410	-
Other equipment	3,492,471	2,245
	50,843,316	2,245
Less- Accumulated depreciation	21,479,357	932
	29,363,959	1,313
Construction-in-progress and machinery-in-transit	1,741,729	-
Net book value	$ 31,105,688	$ 1,313

Depreciation of property, plant and equipment has been calculated based on the economic useful lives for the business of each asset.

Due to the drop in international mineral prices, some subsidiaries have suspended and others have reduced their operations. As a consequence, there are approximately $699,269 of idle assets. Since their being idle does not affect their useful lives, no depreciation is being charged to results of the year, which would have amounted to approximately $61,476. Because of this situation, in 1998, subsidiary Minera María, S.A. de C.V. suspended the construction project "Mariquita," in which there is an investment of $ 306,523 recorded under construction-in-progress as of December 31, 1999.

The average annual rates of depreciation were as follows:

	%
Real estate	2.57
Machinery and equipment	7.03
Other equipment	4.56

9. SUBSIDIARY AND RELATED-PARTY TRANSACTIONS AND BALANCES:

CARSO had the following significant transactions with subsidiaries and related parties:

Service revenues	$ 243,698
Expenses for services received	$ 15,633

CARSO's net receivables from subsidiaries and related parties were as follows:

		Individual
Philip Morris de México, S.A. de C.V.	$	2,329
Servicios Industriales Nacobre, S.A. de C.V.		5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.		2,329
Servicios Condumex, S.A. de C.V.		9,775
Other		2,405
	$	22,358

10. TAX ENVIRONMENT:

Income and asset tax regulations-

The companies are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Income taxes are calculated in terms of Mexican pesos when the transactions occurred and not in terms of Mexican pesos as of the end of the period. Beginning in 1999, the income tax rate increased from 34% to 35% with the obligation to pay this tax each year at a rate of 30% (transitorily 32% in 1999), with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Reconciliation of book and taxable income-

The principal items affecting the determination of taxable income are the difference between purchases and cost of sales, recognition of the effects of inflation on depreciation, gain or loss from monetary position, and revaluation of short-term investments to market value, which differ for tax and book purposes.

Tax consolidation-

CARSO obtained authorization from the Secretariat of Finance and Public Credit to file a consolidated income and asset tax return. The resulting benefit is recognized by CARSO.

Employee profit sharing-

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary component effects, unrealized exchange gains and losses and restatement of tax depreciation.

11. LONG-TERM DEBT:

At December 31, 1999, long-term debt was as follows:

	Consolidated	Individual
Direct loans	$ 3,467,413	$ -
Medium-term notes	2,400,000	1,500,000
Equipment loans	348,067	-
Financial leasing	21,855	-
Syndicated loan	4,999,155	-
	11,236,490	1,500,000
Current portion	(1,859,255)	-
	$ 9,377,235	$ 1,500,000

Maturity dates of long-term debt as of December 31, 1999 were as follows:

	Consolidated
2001	$ 4,576,825
2002	3,940,859
2003	236,880
2004	288,755
2005	143,240
2008	190,444
2009	232
	$ 9,377,235

- Medium-term notes

The subsidiaries issued medium-term notes for an overall amount of $900,000 bearing gross annual interest on their nominal value, payable every 28 days, at a rate to be fixed by the common agent, based on the interbank equilibrium interest rate (TIIE) and the CETES (Federal Treasury Certificates). Such notes will be amortized from 2000 through 2001.

On June 11, 1998, CARSO issued $1,500,000 unsecured medium-term notes maturing over a three-year period, payable at maturity on July 7, 2001. The notes bear gross annual interest on their nominal value, payable every 28 days, at a rate to be fixed by the common agent, based on the TIIE and the CETES rate.

- Syndicated loans

On September 5, 1997, Industrias Nacobre, S. A. de C.V., Grupo Sanborns, S.A. de C.V. , Sears Mexico , Sanborn Hermanos, S.A. and Empresas Frisco, S.A. de C.V. entered into a loan and guarantee agreement (syndicated loan) with Bank of America National Trust and Savings Association as the managing agent, and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan agreement sets forth semiannual payments of principal as of February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus a 0.70% margin.

On October 15, 1999, Condumex signed a syndicated loan agreement for US$ 175 million with foreign banks, the managing agent being Citibank Corporation, with LIBOR interest rates plus 2.25%, 2.375% and 2.5 % in the first, second and third years, respectively, with quarterly maturities beginning in July 2001, the last being in October 2002.

Several obligations to be met by debtor companies have been set forth under the syndicated loan agreement. The most significant of these obligations are the compliance with certain minimum consolidated financial indexes relative to the net value of the stockholders' equity, debt coverage and overall debt to net income, as well as restrictions on the payment of dividends.

- Equipment loans and financial leases

Equipment loans and financial leases have been contracted by subsidiaries for the acquisition of machinery and equipment, which are being amortized from 1999 through 2003, and are guaranteed by the investment itself. Interest is the equivalent of the highest rate yielded among various financial instruments.

- Direct loans

Cigatam signed, during September 1999, a loan contract with General Electric Corporation for US$ 25 million with interest at LIBOR plus 2.4% payable on a quarterly basis. The principal will be paid in 8 quarterly

payments of US$ 490,000 each, 24 quarterly payments of US$ 670,000 each, and a final payment of US$ 5 million guaranteed by the real estate of the plant located in Guadalajara, Jalisco, which must be kept lien free until the termination of the contract.

This loan establishes restrictions and/or obligations for the Company, the most important of which are: maintaining stockholders' equity higher than US$ 100 million; maintaining a ratio of interest expense to income of 1 to 3.5; it cannot guarantee debt in excess of US$ 10 million for other affiliated companies; and it cannot acquire new assets in excess of 10% of its existing property, plant and equipment nor sell more than 10% of its property, plant, and equipment.

As of December 31, 1999, the companies have complied with all requirements set forth under the loan contracts.

As stated in Note 4, the new accounting principle regarding the deferred income tax, asset tax, and employee profit sharing will have a substantial effect on the compliance with the restrictions to which the companies with loans are subject.

12. EMPLOYEE BENEFIT OBLIGATIONS:

The liabilities for employee benefits are derived from pension plans, which will cover the pension and seniority premium at retirement. The amount resulting from actuarial calculations by external actuaries, under the projected unit credit method is being funded. The asset amount is broken down as follows:

Projected benefit obligation (PBO)	$	1,072,191
Funds created		(1,460,945)
Funded status		(388,754)
Transition liability to be amortized		178,209
Prior service cost to be amortized		24,216
Variances in assumptions to be amortized		(57,322)
Changes to the plan to be amortized		39,222
Additional liability		82,352
Net projected asset	$	(122,077)

As of this date, the funds created exceed the obligation for present services (equivalent to the PBO without projecting the salaries to the date of retirement) by $1,016,491.

The net cost for the period is comprised as follows:

Service cost for the year	$	49,476
Amortization of past service costs		(1,800)
Amortization of transition liability		(12,367)
Amortization of variances in assumptions		3,828
Financial cost for the year		48,671
Less - Actual return on plan assets		(76,264)
Net cost for the period	$	11,544

The real interest rates utilized in the actuarial projections were as follows:

Investment return rate	5.30%
Interest rate	4.02%
Salary increase rate	2.33%

The comparison of the actuarial liabilities projected with the trust funds and reserves as of December 31, 1999, reflects a net excess with respect to the amounts required as per the provisions of Bulletin D-3, mainly for the subsidiaries Industrias Nacobre, S.A. de C.V. and Grupo Sanborns of $ 121,042 and $ 32,058, respectively, to be amortized over the average term in which the personnel will reach retirement age.

13. STOCKHOLDERS' EQUITY:

Capital stock-

As of December 31, 1999, the capital stock was made up of 900,000,000 common, registered, no-par value shares, fully subscribed and paid.

Series A1 shares represent the minimum fixed nonwithdrawable capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed ten times the amount of the minimum nonwithdrawable fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of December 31, 1999, the nominal reserve for the purchase of own shares amounted to $800,000. The maximum capital stock that may be repurchased has been set at $50,000 at nominal value. This amount represents 3.5762% of capital stock. As of December 31, 1999, 15,000,000 shares were pending to be reissued.

As of March 31, 2000, date of issue of these financial statements, the Company held 18,068,000 of its own shares amounting to $636,897, which are pending to be reissued on the stock market.

Retained earnings-

Retained earnings include $8,152,524 of earnings of subsidiary and associated companies pending distribution.

As of 1999, dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 1999, the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

14. COMMITMENTS:

a) As of December 31, 1999, certain subsidiaries of Grupo Sanborns, S.A. de C.V. have entered into agreements with suppliers for the construction and remodeling of stores. These commitments amount to approximately $135,000.

b) The mining subsidiaries sell their minerals on the basis of sales agreements, usually renewed each year, where conditions are established, as well as the reference international market metal prices. Subsidiary Química Flúor, S.A. de C.V. signed several long-term contracts, adjustable on an annual basis, with E.I. du Pont de Nemours & Co., shareholder of Chemtech Products, Inc. and Elf Atochem North America, Inc., where the commitment is made to sell them almost their entire production of hydrofluoric acids at prices similar to market.

c) As of December 31, 1999, subsidiary Ferrosur, as part of the agreements for the concession of the Main Railway of the Southeast, commits, at a minimum, to the provisions of the "Business Plan" including, among other items, the fulfillment of the investment budget in rolling equipment, railway, installations, maintenance and improvement to electronic installations and systems. An investment of US$ 65 million is budgeted for 2000, in order to cover the commitments established in the "Business Plan" through 2000.

15. CONTINGENCIES:

On April 2, 1997, CARSO acquired a 60% equity share in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require -at any time through April 2, 2002- that Grupo Carso acquire a portion of, or the entire 15% of the Sears México shares it still owns. The purchase price of the option to buy a portion of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. However, if Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

16. *SUBSEQUENT EVENT:*

On January 24, 2000, Grupo Sanborns announced it would make a public offering for the purchase of all of the shares of CompUSA, Inc. that it currently owns, 14.83%. The offering period started on February 2 and ended on February 29. CompUSA, Inc. is one of the leading companies in the sale of personal computers in the US market. The price per share in cash is US$ 10.10.

CompUSA, Inc. is currently subject to several contingencies. However, the company's management, as well as its legal advisors, consider that these contingencies will not have a significant negative effect on its financial position.

On February 8, 2000, several mass media informed that there is a lawsuit for US$ 600 million against CompUSA, Inc., Grupo Sanborns, and other related companies and individuals, alleging there were some violations to an agreement supposedly signed by CompUSA, Inc. and the plaintiff. Grupo Sanborns has not been legally notified but considers that the lawsuit is legally unfounded and will be defended, if necessary, with all the means available.

17. FINANCIAL INSTRUMENTS:

During 1999, CARSO performed different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging obligations), and to profit from favorable market conditions for future purchases of shares at a more suitable price (option transactions). The operations performed are summarized as follows:

(a) Foreign currency transactions hedging contract

Interest rate swap for US$500,000,000 entered into on July 9, 1997 to translate variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR; therefore, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the debt to which it is referred is amortized.

(b) Options transactions

CARSO performed securities put and call option transactions regarding shares of various companies listed on the US stock markets. Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. This means that payment will be made of the spread between the exercise and market prices, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

As of December 31, 1999, there is an unrealized loss of $18,940, which has not been recognized in the financial statements, since these operations are recorded at their maturity dates.

17. SEGMENT INFORMATION:

Below is a summary of net sales, operating income, net income and total assets by business segment:

	Millions of Mexican pesos							
Segment	Telecommuni-cations	Building	Consumer Goods	Automotive	Commercial	Mining	Other	Total
Sales	4,153	12,082	6,748	3,586	12,495	1,328	254	40,646
Operating income	487	2,187	717	539	1,948	179	698	6,755
Net consolidated income	238	1,200	491	278	1,016	207	2,212	5,642
Investment in nonconsolidated associated companies nd other investments in shares	15	497	187	-	5,826	21	(3,931)	2,615
Total assets	3,292	17,222	4,839	3,291	24,101	3,646	7,104	63,495
Total liabilities	2,540	9,256	2,237	1,017	8,750	3,551	4,306	31,657

Graphic Design: Arq.Co Printed by: Transcontinental Refosa

GRUPO CARSO

Exhibit B

GRUPO CARSO, S.A. DE C.V.

NOTICE OF MEETING

In Accordance with the decree issued by the Grupo Carso, S.A. de C.V. Board of Directors, the stockholders of said Society are convened to a Stockholders Ordinary General Meeting, to be held April 30, 1999, at 12:00 hours in Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegacion Miguel Hidalgo, Mexico City, Mexico, in order to address the points included in the following:

AGENDA

I. Discussion of the Board of Directors Report, in compliance with article 172 of the Mercantile Partnership General Laws, regarding all operations and income for the year ended December 31, 2000, that shall include the individual and consolidated financial statements of the society, as well as the Statutory Examiner report. Corresponding resolution.

II. Allocation of the year's income. Corresponding resolutions.

III. Ratification of the Board of Directors activities for the year ended December 31, 2000. Corresponding Resolutions.

IV. Determination of who will be members of the Board of Directors, as well as the appointment of Statutory Examiner of the Society. Corresponding resolution.

V. Appointment of representatives to execute the resolutions adopted by the Assembly.

In order to attend the meeting and vote in the same, the stockholders shall deposit their stock in the offices of the aforementioned society, at least the day before to the holding of the meeting, having also to pick up the corresponding access card. Said deposit can also be done at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, or any banking institution in the Mexican Republic or abroad. For shares deposited at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, the corresponding access cards will be issued with the receivable of the complementary list required by article 78 of the Securities Exchange Law.

Mexico, City, April 5, 1999

(Signature)

Sergio Medina Noriega

The Secretary of

(NB: This notice was published

Exhibit C

GRUPO CARSO / ANNUAL REPORT 2000



INDEX

A screen is a piece of furniture that separates and gives intimacy to a space, framing it. It is also what results from the link with the environment where it is found; wind held back, protecting and safeguarding us in an atmosphere. A screen offers a view: a screen is a window, open or closed. In it we contemplate the images and stories that inhabit its panels. From the other side we too are contemplated by someone who becomes an accomplice from the time we are there together with that someone.

The great cultural, commercial and artistic exchange and influence among the various worlds of the East, Europe and America, through commercial routes and exploration, are evidenced in the expressions that came to life in each era of history. This is the case of the screen which was used as furniture in Japan and China, then installed in Europe and still later arrived in America from both geographical spaces. It grouped technical and esthetic qualities inherent in furniture and in painting. To know what a screen is, we must consider that it is both an object of every day use and an artistic expression.

In this aspect, the screen does not differ from painting, sculpture, engravings and other expressions. Many works of art were originally conceived to be incorporated into daily life or for rituals, and not for museum pieces. In recent times, we have witnessed the interest of artists in incorporating their work into natural and urban environments.

The screen, then, should be evaluated from the perspective of the history of the various cultures and the history of art.

Some of these pieces demonstrate an interest in Greek mythology and Latin history. Others portray an interest in knowledge, creation and recreation, new worlds that were discovered, through their inhabitants, some of their species and scenery. In every case we witness the influence of European art and particularly illustrations of travel, in terms of style, theme and composition.

Soumaya Museum
Mexico City



SPANISH SCHOOL
CARRIAGE PROCESSION ON THE PLAZA OF AN IMAGINARY CITY

OIL ON CANVAS
FADE SCREEN SHEET
MUSEO SOUMAYA COLLECTION
PHOTOGRAPH BY: JAVIER HINOJOSA

GRUPO CARSO STRUCTURE


NACOBRE
CONDUMEX
GRUPO CARSO
Porcelanite
CIGATAM
GRUPO SANBORNS
Sanborns
Sanborns Café
Mixup
EL GLOBO
SEARS

GRUPO CARSO

(Thousands of pesos as of December 31, 2000)*

	1997	1998	1999	2000
SALES	43,447,885	43,816,296	44,286,961	89,040,772
OPERATING INCOME	8,051,702	7,375,403	7,359,686	7,975,397
NET INCOME	8,750,756	3,304,295	5,349,714	2,980,993
EBITDA[1]	10,305,364	9,032,310	9,228,704	10,401,058
TOTAL ASSETS	57,327,185	58,577,776	69,183,270	84,822,114
TOTAL LIABILITIES	25,479,196	30,413,677	34,492,547	52,241,003
STOCKHOLDERS' EQUITY	31,847,989	28,164,099	34,690,723	32,581,111
SHARES OUTSTANDING	912,851,000	904,507,000	900,000,000	898,167,000
EPS	9.586	3.653	5.944	2.890

(1) Operating Income + Depreciation and Amortization

* Except for shares outstanding and EPS

SALES CONTRIBUTION BY SUBSIDIARY



Grupo Sanborns	61.2 %
Condumex	15.7 %
Cigatam	8.6 %
Nacobre	6.2 %
Frisco	3.7 %
Porcelanite	2.9 %
Others	1.8 %

OPERATING INCOME CONTRIBUTION BY SUBSIDIARY



Grupo Sanborns	33.6 %
Condumex	29.3 %
Cigatam	7.4 %
Nacobre	8.7 %
Frisco	4.6 %
Porcelanite	9.4 %
Others	6.9 %



GRUPO CARSO, S.A. DE C.V.
Figures in MM Ps.
as of December 31, 2000

	1998	1999	2000
Sales	43,816.2	44,286.9	89,040.8
Operating Margin	16.8%	16.6%	9.0%
◆ EBITDA Margin	20.6%	20.8%	11.7%

The performance of the Mexican economy during year 2000 was substantially better than expected. The basics of the economy continued to show solidity. In this framework, the Mexican economy performed positively: gross domestic product rose by 6.9%, higher than the 3.8% registered in 1999. The principal cause of this growth was an increase in internal consumer spending and the dynamism from the industrial businesses. Inflation, measured by the National Consumer's Price Index, continued to drop, standing at 8.96% compared with 12.32% in 1999. This result was substantially lower than the approximate 10% goal set by the Banco de Mexico, and resulted from the restrictive monetary policies it implemented as well as a stable exchange rate. The lower inflation had a favorable impact on families' incomes, reflected in an increase in real salaries during the year.

The average rate of Federal Treasury Bonds (CETES) at 28 days was 15.24% compared with 21.2% en 1999; the real rate was 5.8 percentage points, 4.1 points lower than the 9.9% posted in 1999. The banking equilibrium interest rate (TIIE) averaged 16.96% during the year against 23.75% during the previous year.

The exporting sector continued the dynamics of the previous year, registering a 16% increase in real terms, totaling U.S.$166,424 million. Imports, triggered by internal buying and the strength of the peso, amounted to U.S.$174,473 million, resulting in a trade balance deficit of U.S.$8,021.7 million compared with U.S.$5,360 million observed in 1999. The deficit in the current account was U.S.$17,690 million and represented 2.96% of the GDP, 26.2% higher than last year. 74.4% of the deficit was financed by U.S.$13,161.5 million in direct foreign investment. International reserves totaled U.S.$33,555 million, an increase of 9.1% over 1999.

OPERATING AND FINANCIAL RESULTS

In March 2000, Grupo Carso, through Grupo Sanborns, assumed control of CompUSA, one of the most important technology store chains in the United States. With this acquisition, Grupo Carso diversified its commercial activities, commencing operations in one of the most competitive markets in the world. The strategy contemplates a focus aimed at streamlining and developing the divisions of CompUSA, offering customers an adequate mixture of products and services and implementing measures to obtain greater efficiency in the company's commercial and financial operations. This way, CompUSA becomes an integrated supplier of technological solutions easily accessible to clients. The results to date have been positive, and the goals set at the beginning of the year have been met. From March to December 2000, the company posted a 1.0% operating margin, compared with -1.9% for the same period last year.

Mexican commercial formats maintained their sales growth rhythm with above average profit levels in the industry. Industrial subsidiaries increased their production volumes in most of their product lines, offsetting the peso strenght and higher production costs.

In 2000, Grupo Carso registered sales of $89,401 million pesos, 101.1% higher than in 1999, due to the good performance of the subsidiaries throughout the year and the consolidation of 10 months of CompUSA operations. Without considering the effects of CompUSA, Grupo Carso's sales would have increased by 12.4% in real terms. Operating profits were $7,975 million pesos, an 8.4% increase over last year; operating margin this year was 9.0% compared with 16.6% last year; however, these figures are not comparable mainly because of the effects of CompUSA. Operational cashflow this year rose by 12.7%, totaling $10,401 million pesos; measured in dollars, the increase was 21.5% compared with last year.

Net debt at the end of the year was $23,468 million pesos, compared with $18,340 million pesos in 1999, a 28.0% increase, due mainly to the acquisition of CompUSA. The net debt to equity ratio at the close of 2000 was 72.0%.

In 2000, Grupo Carso consolidated its industrial and commercial operations in Mexico and continued to expand commercially in the United States. I wish to thank all personnel for their efforts and collaboration; without them we could not have maintained our leadership in the industries in which we participate. I also express my thanks to our shareholders for their trust and support.

Very truly yours,



Lic. Carlos Slim Domit

Chairman of the Board of Directors



JEAN PILLEMENT
CHINOISERIE SCENES WITH ELLEGANT PEOPLE

XVIII CENTURY
OIL ON CANVAS
SCREEN SHEET
MUSEO SOUMAYA COLLECTION
PHOTOGRAPH BY: JAVIER HINOJOSA

GRUPO CONDUMEX



In 2000, Condumex sales rose by 13.3%, with a 16.7% operating profit, an increase of 13.1% over 1999. This solid increase in the Group's results occurred in a strongly competitive environment both in the domestic and international industry, characterized by higher costs of raw materials and energy, and an appreciation in real terms of the peso vis-à-vis the dollar.



CONDUMEX Figures in MM Ps.	1998	1999	2000
Sales	12,989	12,351	13,986
Operating Margin	20.3%	16.8%	16.7%
EBITDA Margin	23.2%	19.6%	19.2%
Net Income	1,150	1,402	1,184

The various business areas of Grupo Condumex reported higher production volumes. In the telecommunications sector, the production of optical fiber cable rose by 69.1%; copper cable 24.1%, and installations by 32.3%, due mainly to a stronger domestic demand and the growth of export markets, mainly North and South America.

On the other hand, the construction cable sector benefited from the dynamics of domestic industry, particularly social interest housing. Condumex began producing high caliber construction cable in Brazil, which was well accepted in the market. This is a step forward in the Group's efforts aimed at positioning its brands and products in that market, which presents attractive growth possibilities. Activities in the energy sector were moderate due to delays in investment plans and maintenance of our principal customers. On the other hand, the automotive sector began the year very dynamically, both in respect to original equipment and replacement parts, but became more moderate during the second half of the year as a result of expectations of an economic slowdown in the North American market.

In 2000, Condumex sales rose by 13.3%, with a 16.7% operating profit, an increase of 13.1% over 1999. This solid increase in the Group's results occurred in a strongly competitive environment both in the domestic and international industry, characterized by higher costs of raw materials and energy, and an appreciation in real terms of the peso vis-á-vis the dollar.



CONDUMEX

Figures in MM Ps.	1998	1999	2000
Sales	12,989	12,351	13,986
Operating Margin	20.3%	16.8%	16.7%
EBITDA Margin	23.2%	19.6%	19.2%
Net Income	1,150	1,402	1,184

The various business areas of Grupo Condumex reported higher production volumes. In the telecommunications sector, the production of optical fiber cable rose by 69.1%; copper cable 24.1%, and installations by 32.3%, due mainly to a stronger domestic demand and the growth of export markets, mainly North and South America.

On the other hand, the construction cable sector benefited from the dynamics of domestic industry, particularly social interest housing. Condumex began producing high caliber construction cable in Brazil, which was well accepted in the market. This is a step forward in the Group's efforts aimed at positioning its brands and products in that market, which presents attractive growth possibilities. Activities in the energy sector were moderate due to delays in investment plans and maintenance of our principal customers. On the other hand, the automotive sector began the year very dynamically, both in respect to original equipment and replacement parts, but became more moderate during the second half of the year as a result of expectations of an economic slowdown in the North American market.



Construction

Automotive





The acquisition of Cablena, S.L. in Spain was completed in 2000. This transaction consolidates Condumex as a global player in the industry, with modern productive facilities in Mexico, Spain and Brazil, a strong commercial presence in more than 30 countries and strategic alliances with first rank companies such as Delphi Automotive Systems, Danlock and Dana Corporation. Investment plans for 2001 are estimated at approximately U.S.$30 million.



The acquisition of Cablena, S.L. in Spain was completed in 2000. This transaction consolidates Condumex as a global player in the industry, with modern productive facilities in Mexico, Spain and Brazil, a strong commercial presence in more than 30 countries and strategic alliances with first rank companies such as Delphi Automotive Systems, Danlock and Dana Corporation. Investment plans for 2001 are estimated at approximately U.S.$30 million.

Production line of coaxial cable





[illegible]	[illegible]
Telecommunications	
Copper cable	24.1 %
Fiber optics	69.1 %
Installation	32.3 %
Automotive	
Harnesses	20.0 %
Autoparts & Electronics	9.4 %
Automotive cable	-0.1 %
Construction & Energy	
Energy cable	-2.5 %
Capital goods	4.8 %
Metals	-3.9 %

INDUSTRIAS NACOBRE


ALUPAK
ALUPAK
ALUPAK
ALUPAK
FOIL DE ALUMINIO
ALUPAK
FOIL DE ALUMINIO
ALUPAK
FOIL DE ALUMINIO

Consolidated sales of Nacobre rose by 2.9%, while exports represented 21% of total sales in 2000. Consolidated operating profits, however, dropped by 8.0%, standing at 12.5% at the close of 2000 and reflecting a 150 basis point reduction in the operating margin. In general terms, the results were affected by the strong peso-dollar parity, combined with higher prices of commodities, such as electric energy and natural gas.



NACOBRE
Figures in MM Ps.

	1998	1999	2000
■ Sales	5,727	5,406	5,561
Operating Margin	18.0%	14.0%	12.5%
◆ EBITDA Margin	22.8%	18.9%	17.4%
Net Income	443	340	220

As a result of investments in the manufacture of products with a higher added value, which has strengthened its competitiveness in the domestic and foreign markets, sales of the Copper Division rose by 4.9%, with an operating profit of 15.5% during the year. The commercialization of products such as air conditioned tubes, condenser tubes and various types of valves and connections also helped to achieve the percentages mentioned above and to increase the Group's presence in the market.

The Aluminum Division produces ingots, aluminum laminated and extrusion products and their alloys, which represent 34% of consolidated sales. Efforts have been made to institutionalize a development strategy and market defense in general, as well as a culture of low production costs and expenses to allow for solid improvement expectations over the short and medium term.

The production of ingots, the raw material of the extrusion and laminated products was seriously affected by the higher prices of electric energy which, added to the drop in international prices of aluminum caused a significant contraction of sales revenue and operating profit in the range of 3.1% and 30%, respectively. The scarcity of scrap metal also had an impact on operating results; however, production levels rose by 1.7% during this period.

SALES
2000
5.6 Bn Ps.



Copper	56 %
Aluminum	34 %
PVC	10 %

OPERATING INCOME
2000
694 MM Ps.



Copper	69 %
Aluminum	11 %
PVC	20 %



The Group continued its policy of manufacturing products with a higher added value, and launched the manufacture of machine parts for the automotive industry, which will help to improve the profit levels of this Division.



NACOBRE (000 tons)	1998	1999	2000
Copper	77,173	83,192	87,303
Aluminum	69,850	73,552	69,059
PVC	28,699	34,123	36,014

Extrussion process of Durahole tube at Tubos Flexibles facilities





As a result of constant efforts in improving the quality of its products, piping and connections, the production volumes of the PVC Division rose significantly, as did its sales and operating profits, making it the leader in the country. Sales rose by 29%, while operating profits jumped 77%.

In 2000, Grupo Nacobre invested U.S.$29 million in fixed assets, allotted basically to expand installed capacity for the manufacture of copper and aluminum laminated and extrusion products, and to maintain state-of-the-art technology in each of its Divisions.

A similar investment is planned for 2001 to continue the strategy of marketing products with a higher added value in all the Divisions and consolidate the implementation of quality assurance systems for its products and services, starting from their manufacture through to delivery with complete customer satisfaction.

EMPRESAS FRISCO


4414
4414
DRESSER HAULPAK 685E
39

Frisco sales rose by 53.1% over last year, reaching a level of $3,251 million pesos, with an operating margin of 11.2%, 120 basis points lower than the 1999 margin. The results are not comparable because in 2000, they include the consolidation of a full year of Ferrosur, while only the results of the second semester were consolidated in 1999.



FRISCO Figures in MM Ps.	1998	1999	2000
Sales	2,029	2,122	3,251
Operating Margin	5.6%	12.4%	11.2%
◆ EBITDA Margin	16.5%	24.0%	20.2%
Net Income	(352)	178	(244)

The railroad division continued to show operating efficiencies, reflected in an increase of 360 basis points in the operating margin. In addition, sales rose by 15.8% as a result of an increase in the volume of customers and distances traveled, servicing the agricultural, petrochemical, mining and cement industries, as well as new customers in the automotive and inter-modal industries. Ferrosur invested approximately U.S.$40 million in rail maintenance and in the acquisition of 15 new locomotives.

At Quimica Fluor, production volumes of hydrofluoric acid rose by 5.9%, however sales and operating profits dropped by 6% and 11% respectively, mainly as a result of the appreciation of the peso vis-á-vis the dollar, a drop in real terms of the price of acid and greater competition in the industry.

SALES
2000
3.2 Bn Ps.



Railroad	54.4 %
Chemical	24.0 %
Mining	21.6 %



The mining division continued to suffer the less than favorable market conditions, which resulted in a decision not to exploit the reserves. In addition to the strength of the peso vs. the dollar, the price of metals held at depressed levels and the ore grades of extracted minerals were

OPERATING INCOME
2000
364 MM Ps.



Railroad	66.7 %
[illegible]	30.1 %
[illegible]	3.2 %

EMPR[illegible]	200[illegible]	[illegible]
Mining (tons)	2,019,732	-4.8 %
Gold (oz)	107,801	30.0 %
Silver (oz)	2,818,845	-14.2 %
Lead (tons)	14,991	-15.9 %
Zinc (tons)	48,157	-11.0 %
Hydrofluoric Acid (000lb)	180,200	-5.9 %

Train with AC 4400 locomotives over Metlac bridge, Fortin, Veracruz





lower. Production volumes dropped approximately 5%, resulting in a 7% sales reduction year against year, with diminished operating margins.

In 2001, approximately U.S.$40 million waill be invested in fixed assets and rail maintenance in Ferrosur, as well as in the prospecting, development and preparation of the "La Esmeralda" and the "La Escondida" areas in the San Felipe mine, and the "Eureka" zone in the Tayahua mine, to ensure exploitable reserves in the years to come.



Porcelanite maintains its position as a leader in the ceramic tile industry in Mexico, registering close to 42% market participation, slightly above that of last year. In 2000, Porcelanite continued raising its production and sales volumes, although at a lower rhythm compared with the growth rates of recent years. While volumes rose by 7.6% in respect to 1999, totaling 47.0 million square meters, sales increased by only 4.5% during the year and the operating margin dropped 170 basis points, closing the year at 28.6%. These results are explained by a drop in real prices by square meter, surplus supply in the market and higher costs of energy as of the second half of the year.



PORCELANITE
Figures in MM Ps.

	1998	1999	2000
■ Sales	2,307	2,512	2,626
Operating Margin	35.2%	30.3%	28.6%
◆ EBITDA Margin	40.8%	38.9%	37.4%
Net Income	72	447	254

Porcelanite expanded its product line by launching the "Alessandra" brand on the market in July 2000, which means that it now markets floor and wall tiles and decorating accessories, pointed at the top segment of the market. Alessandra complements the Porcelanite and Italica brands, which focus on the medium and medium-low market segments.



PORCELANITE	1998	1999	2000
■ Sales Volume MM M^2	29.2	43.7	47.0
● Market Share	37.8%	39.7%	42.0%





PORCELANITE Figures in MM m^2	1998	1999	2000
■ Installed Capacity	44.3	51.8	54.4

Construction of a new plant in San Jose Iturbide, Guanajuato began in the second half of 2000, as announced. The purpose of this plant is to increase total production installed capacity to 60.8 million square meters a year, 12% over current capacity. The investment in this plant will be approximately U.S.$40 million and it will start up operations in the second half of 2001.

The Mexican market's growth potential is still interesting if we compare the $1m^2$ consumption per capita in Mexico with the 1.6 and $2.2m^2$ per capita in Argentina and Brazil, respectively. Export expectations are very interesting, given the popularity of ceramics in the finishings market in countries such as the United States.

Australia Porcelanite floor







Broadway
L&M
Marlboro

Cigatam Philip Morris de Mexico holds fast as the leader in the Mexican market in the production and marketing of cigarettes. As of January, 2000, the excise tax for filtered cigarettes rose from 85% to 100% on the wholesale price. As a result, the price of Cigatam products rose in March an average of 11% which, added to a second increase in August—an average 9%—resulted in an increase in real terms of approximately 2%. Nevertheless, the market participation of Cigatam Philip Morris rose from 53.5% in 1999 to 55.9% in 2000, and 790 base points higher than in 1997. Moreover, the market participation in the high- and low-price market segments increased from 72.3% to 74.2% in the high-price segment, and from 52.8% to 53.7% in the low-price; however, market participation in the medium range dropped from 14.4% to 13.2%. This was due to the strategy employed to consolidate market participation in the high and low segments, through the Marlboro and Benson and Hedges brands in the high segment, and Delicados, Faros, and Tigres in the low segment.



CIGATAM - PHILIP MORRIS

Figures in MM Ps.	1998	1999	2000
■ Sales	8,359	9,252	10,740
Operating Margin	18%	18.9%	19.2%
◆ EBITDA Margin	20%	21.0%	21.2%
Net Income	966	1,170	1,303

Marlboro's market participation continued to rise, reaching on an individual basis 39.1%, an increase of 420 base points in 2000; market participation in the Mexico City and the metropolitan area rose to 54%.



TOTAL VOLUME AND MARKET SHARE

	1998	1999	2000
■ Cigarrete Production (bn cigarretes)	48.0	49.0	48.7
● Market Share	50.0%	53.5%	55.9%



Cigarette production throughout the market contracted at a rate of close to one percent. In contrast, Cigatam registered a 3.9% growth over 1999.



MARKET SHARE BY SEGMENT

	1998	1999	2000
■ High	68.9%	72.3%	74.2%
Middle	16.7%	14.4%	13.2%
◆ Low	53.3%	52.8%	53.7%



MARLBORO'S MARKET SHARE

	1998	1999	2000
Market Share	29.6%	34.9%	39.1%

Sun cured tobacco




Broadway
Broadway
Marlboro
Marlboro

It is to be remembered that Grupo Carso consolidates Cigatam's results at 100%; however, 50% of the economic value corresponding to it comes from the combined financial statements of Cigatam-Philip Morris de Mexico. In 2000, Cigatam posted a rise in sales volumes of 15% in comparison with 1999, that is $7,673 million pesos, with an 7.7% operating margin.

In 2000, Cigatam invested U.S.$12 million in the maintenance of its productive facilities, and a similar amount is budgeted for investment in 2001.



GRUPO SANBORNS
Consolidated
Figures in MM Ps

	[illegible]	[illegible]	[illegible]
Sales	12,164.6	13,483.2	54,355.2
Operating Income	1,873.0	2,270.1	2,683.6
Ebitda	2,310.9	2,736.5	3,707.7
Net Income	1,093.0	1,391.2	841.7

In February 2000, Grupo Sanborns completed the public purchase offering of 100% of the outstanding shares of CompUSA, for an approximate U.S.$800 million; CompUSA then ceased to be quoted on the stock exchange. Grupo Sanborns holds 51% of the capital stock of the U.S. company, while America Movil holds the remaining 49%. Besides having good brand recognition, CompUSA offers a broad range of technological products and services through its 218 stores and its website, including the sale of hardware, software, consumer electronics, technical service and training.

In March, control of CompUSA operations was taken and a consolidation of the results began. Understanding the challenge involved in participating in the American market, in one of the most dynamic and competitive industries in the world, Grupo Sanborns, backed by its ample commercial experience and valuable personnel of CompUSA, adopted a number of measures during the year to make the operation more efficient, and at the close of 2000, obtained satisfactory results, in line with projected figures.

As to consolidated results, sales of the Group in 2000 were $54,355 million pesos, a 303.1% growth in real terms, with a 4.9% operating margin, 11.9 percentage points lower than the 16.8% of 1999. These results are explained by the consolidation of the results of CompUSA which itself registered sales of approximately $39,300 million pesos, with an operating margin of 1.0%. The Mexican subsidiaries received the benefits of a sustained growth of the economy triggered by consumer spending; consequently, excluding the effects of CompUSA, sales of Grupo Sanborns registered an increase of close to 11.8% with a 16.3% margin in 2000 against 16.8% in 1999.

In 2000, capital expenditures, excluding acquisitions, totaled approximately U.S.$103 million. The investment plan for 2001, which contemplates the opening of new stores to accomodate the different formats, in addition to investments in information technology, is calculated at about U.S.$140 million.

Sales	6,002.3	6,425.7	6,926.8
Operating Income	850.5	957.8	923.7
EBITDA	1,060.5	1,177.6	1,148.6
Net Income	552.7	578.5	547.4



SANBORN HERMANOS, SANBORNS CAFÉ AND MUSIC STORES

In 2000, Sanborn Hermanos increased its presence by opening four new stores—a 3.7% increase in the sales area compared with 1999. With these new stores, Sanborns ended the year with 109 establishments, totaling 152,546 square meters of sales area.

Sales during the year increased by 6.7% in real terms over 1999, totaling $5,362 million pesos. Sanborn Hermanos registered same store sales increase of 3.2% during the year.

The operating margin during the year for Sanborn Hermanos was 13.7%, 140 basis points lower than in 1999, due mainly to an increase of personnel expenses observed as of the third quarter of the year.

SANBORNS Points of Presence	1998	1999	2000
Sanborns	101	105	109
Sanborns Café	31	32	33
Music Stores	48	52	56

Sanborns Taxqueña, Mexico, D.F.



On the other hand, Sanborns Café increased its seating space by 3.4% with the opening of one establishment during the year, and registered sales of $328.8 million pesos, 10.4% higher than in 1999. Same store sales rose by 3.6% during the year.

In 2000, 4 new music stores were inaugurated under the Mix-up format, which signified an 11.8% increase of sales space, accumulating 24,200 square meters of sales area. Sales were substantially higher—around 20.1% in real terms—over the previous year, totaling $1,254 million pesos and the operating margin also registered a substantial increase.

SEARS ROEBUCK DE MEXICO

In 2000, the Angelopolis store in the city of Puebla was inaugurated, raising the number of Sears Roebuck de Mexico stores to 43 distributed throughout the country. With this opening, Sears increased its sales space by almost 4% over the previous year, to give a total of more than 245,000 square meters of sales space. The commercial strategy, along with the implementation of information technology and the permanent "attention and courtesy" campaign, helped

SEARS ROEBUCK DE MEXICO
Figures in MM Ps.

	1998	1999	2000
Sales	5,818.5	6,639.6	7,425.7
Operating Income	871.3	1,215.0	1,401.0
EBITDA	1,059.8	1,411.7	1,601.6
Net Income	197.9	642.2	634.3

to enhance its market participation. Net sales rose by almost 12% in real terms over the previous year, totaling $7,426 million pesos, while same store sales registered a 9% increase. In addition, operating profit demonstrated a strong growth of 15.3%, with an operating margin of 18.9%, a figure similar to last year's.

As to the company's credit activity, at year end Sears registered 706,388 active accounts, a 10.8% growth over 1999. The $3,303 million peso credit portfolio at the close of 2000 represented an increase of 19.3%. The past due loan level continued to reflect acceptable levels, representing 1.5% of total portfolio.



SEARS
Loan Portfolio

	1998	1999	2000
■ Portfolio (MM Ps.)	2,540	2,787	3,303
● Past Due Loans	1.60%	1.60%	1.54%

Sears Angelopolis, Puebla, Pue


SEARS

PASTELERIA FRANCESA

Pasteleria Francesa strengthened its presence through the opening of 17 establishments, raising the number of points of sale to 101, established mainly in the metropolitan area of Mexico City. The concept developed by Pasteleria Francesa at the beginning of the year, which consists of the development of small premises or "islands" in shopping plazas and malls, has been highly accepted by the public.

Sales of Pasteleria Francesa during the year reflected a 16.2% growth compared with last year; operating profit increased in real terms, accumulating $103 million pesos by the end of the year and cash flow was $136 million pesos.

PASTELERIA FRANCESA
Figures in MM Ps.

	1999	2000
Sales	577.5	670.8
Operating Income	56.8	103.3
EBITDA	81.0	135.7
Net Income	8.6	71.2


COMP

COMPUSA
Figures in MM usd.

	Mar-Dec 1999	Mar-Dec 2000
Sales	4,665	4,071
Operating Income*	(87)	42
Operating Margin	-1.9%	1.0%
EBITDA	(48)	96
EBITDA Margin	-1.0%	2.4%

* Does not include goodwill amortization

COMPUSA

CompUSA redefined its business strategy in 2000, resizing its direct sales division and focusing on developing and streamlining retail sales through an updating of its stores, products and processes and its electronic commerce program. In the fourth quarter, it was decided to abandon the computer assembly business, which then involved the sale of assets and certain inventories of the CompUSA PC plant.

The sales mixture of CompUSA has been directed toward products and services with a higher added value, reinforcing relations with its principal suppliers and serving, in addition to the retail market, small and medium companies. Measures were taken to improve customer service through personnel training programs, a redefinition of selling space area and store remodelings.

CompUSA Austin, Texas





Consolidated sales in 2000, which includes the March to December period, totaled U.S.$4,071 million, 13% lower than the same period last year, the result of a redefinition of the business. The gross margin during the period was 19.7%, substantially better than the 16.5% of 1999, and the operating margin also improved in respect to the previous year, registering 1.0% at year end against -1.9% in 1999. The sales contribution made by its principal lines of business was: retail stores (including electronic commerce): 84.1%; business solutions: 12.1%; technical service: 2.0%; entertainment: 1.8%.

It is intended to continue working on the operation in 2001 in an effort to achieve better operating efficiency and reinitiate growth. The budget calls for investing approximately U.S.$70 million in store remodeling, new openings and technological infrastructure.

BOARD OF DIRECTORS OF GRUPO CARSO

CHAIRMAN EMERITUS
Ing. Carlos Slim Helú
CHAIRMAN
Lic. Carlos Slim Domit

BOARD MEMBERS
Lic. Fernando G. Chico Pardo
Ing. Jaime Chico Pardo
Ing. Antonio Cosío Ariño
Ing. Claudio X. González Laporte
C.P. Rafael Moisés Kalach Mizrahi
Lic. José Kuri Harfush
C.P. Juan Antonio Pérez Simón
Ing. Bernardo Quintana Isaac
Lic. Agustín Santamarina Vázquez
Lic. Carlos Slim Domit
Ing. Carlos Slim Helú

ALTERNATE BOARD MEMBERS
Lic. Alejandro Aboumrad Gabriel
Ing. Maximiliano Becker Arreola
Lic. Ignacio Cobo González
Lic. Arturo Elias Ayub
Ing. Jesús Gutiérrez Bastida
C.P. Humberto Gutiérrez Olvera Z.
Lic. Carlos Hajj Aboumrad
Lic. Daniel Hajj Aboumrad
Lic. Marco Antonio Slim Domit
Lic. Patrick Slim Domit
Lic. Eduardo Valdés Acra

STATUTORY AUDITOR
C.P. José Manuel Canal Hernando

ALTERNATE AUDITOR
C.P. Ernesto González Davila

SECRETARY
Lic. Sergio F. Medina Noriega



SPANISH SCHOOL
VIEW OF MEXICO CITY

OIL ON CANVAS
SCREEN SHEET
MUSEO SOUMAYA COLLECTION
PHOTOGRAPH BY: JAVIER HINOJOSA

CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT

Mexico, D.F.

To the Stockholders of
Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of certain consolidated subsidiaries, which reflect total assets and total net revenues of approximately 36% and 24%, respectively, of the related consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Note 4, beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030,000 through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633,000 and $136,340,000, respectively, due to the deferred effects of the year.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

March 30, 2001 (except aforementioned in Note 24 (b),
as to which the date is April 6, 2001)

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED BALANCE SHEET

as of December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

Assets	
Current assets:	
Cash and marketable securities	$ 4,852,675
Accounts receivable, net	11,665,982
Inventories, net	15,839,967
Guarantee of discounted portfolio	535,178
Prepaid expenses	382,517
Total current assets	33,276,319
Long-term accounts receivable	142,680
Property, plant and equipment, net	34,981,700
Investment in associated companies and unconsolidated real estate trust	2,313,501
Concession titles	2,136,215
Other assets, net	1,317,818
Goodwill, net	10,653,881
	$ 84,822,114

Liabilities and stockholders' equity		
Current liabilities:		
Bank loans and current portion of long-term debt	$	14,786,795
Accounts payable to suppliers		8,811,249
Contingent liability for discounted portfolio		200,000
Other accounts payable and accrued liabilities		4,716,372
Excise taxes		515,700
Income taxes		156,657
Employee profit sharing		343,831
Total current liabilities		29,530,604
Long-term debt		13,534,213
Deferred income		96,475
Long-term taxes		237,515
Deferred income taxes and employee profit sharing		8,380,225
Negative goodwill, net		461,971
Total liabilities		52,241,003
Stockholders' equity:		
Capital stock		6,700,245
Additional paid-in capital		2,139,510
Reserve for repurchase of own shares		2,837,315
Surplus paid by minority stockholders		269,684
Retained earnings		41,840,357
Cumulative initial effect of deferred income taxes		(6,212,030)
Cumulative effect of restatement		(24,480,427)
Total majority stockholders' equity		23,094,654
Minority interest		9,486,457
Total stockholders' equity		32,581,111
	$	84,822,114

The accompanying notes are an integral part of this consolidated balance sheet.

Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2000

Expressed in thousands of Mexican pesos with purchasing power as of that date (except per share data)

Net sales	$	89,040,772
Cost of sales		66,756,140
Gross profit		22,284,632
Selling and administrative expenses		14,309,235
Operating income		7,975,397
Comprehensive result of financing:		
Interest income		2,044,589
Interest expense		(5,836,127)
Foreign exchange gain (loss), net		(13,076)
Gain from monetary position		1,954,003
		(1,850,611)
Other expenses, net		(107,661)
Net amortization of goodwill and negative goodwill		(550,680)
Special item		(102,608)
Income before provisions		5,363,837
Provisions for:		
Income tax for the year		1,458,598
Deferred income tax		900,633
Asset taxes		196,831
Tax benefit for fiscal consolidation		(109,565)
Employee profit sharing for the year		322,396
Deferred employee profit sharing		136,340
		2,905,233
Income before equity in results of associated companies and *unconsolidated real estate trust*		2,458,604

Equity in results of associated companies and unconsolidated real estate trust	552,964
Income from continuing operations	3,011,568
Loss of discontinued operations	(30,575)
Net income for the year	$ 2,980,993
Allocation of net income for the year:	
Majority interest	$ 2,596,597
Minority interest	384,396
Net income for the year	$ 2,980,993
Basic earnings per ordinary share	$ 2.89
Loss of discontinued operations	$ 0.01
Weighted average of outstanding shares (000's)	898,167

The accompanying notes are an integral part of this consolidated statement.

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

	Capital Stock		Additional Paid-in Capital
	Historical	Restatement	
Balances as of December 31, 1999	$ 1,375,189	$ 5,332,570	$ 2,153,427
Cumulative initial effect of deferred income taxes	-	-	-
Repurchase of own shares	(19,933)	(785)	-
Reissuance of own shares	10,001	3,203	(13,917)
Increase in reserve for repurchase of own shares	-	-	-
Capital stock contribution of minority stockholders and surplus paid	-	-	-
Dividends paid to the subsidiaries' minority stockholders	-	-	-
Balances before comprehensive income	1,365,257	5,334,988	2,139,510
Translation effect for the year	-	-	-
Restatement effect for the year	-	-	-
Net income for the year	-	-	-
Balances as of December 31, 2000	$ 1,365,257	$ 5,334,988	$ 2,139,510

The accompanying notes are an integral part of this consolidated statement.

	Reserve for Repurchase of Own Shares	Surplus Paid by Minority Stockholders'	Retained Earnings	Cumulative Initial Effect of Deferred Income Tax	Cumulative effect of Restatement	Minority Interest	Total stockholders' Equity
!7	$ 1,253,917	$ -	$ 40,930,160	$ -	$ (23,406,707)	$ 7,052,499	$ 34,691,055
	-	-	-	(6,212,030)	-	(1,302,316)	(7,514,346)
-	(360,043)	-	-	-	-	-	(380,761)
7)	257,041	-	-	-	-	-	256,328
-	1,686,400	-	(1,686,400)	-	-	-	-
	-	269,684	-	-	-	4,250,331	4,520,015
	-	-	-	-	-	(310,366)	(310,366)
0	2,837,315	269,684	39,243,760	(6,212,030)	(23,406,707)	9,690,148	31,261,925
	-	-	-	-	37,078	(12,112)	24,966
	-	-	-	-	(1,110,798)	(575,975)	(1,686,773)
	-	-	2,596,597	-	-	384,396	2,980,993
0	$ 2,837,315	$ 269,684	$ 41,840,357	$ (6,212,030)	$ (24,480,427)	$ 9,486,457	$ 32,581,111

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

Operations:		
Income from continuing operations	$	3,011,568
Add (deduct)-		
Items applied to results which did not require (generate) cash-		
Depreciation and amortization		2,425,661
Net amortization of goodwill and negative goodwill		550,680
Deferred income taxes and employee profit sharing		1,036,973
Long-term taxes		237,515
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received		(126,993)
Special item		102,608
Employee severance benefits		27,756
Item related to investing activities-		
Loss on sale of property, plant and equipment		99,718
Net resources obtained from results		7,365,486
Net changes in working capital, except treasury		(5,433,129)
Net resources generated by operating activities		1,932,357
Financing activities:		
Reissuance of own shares		256,328
Net increase in bank loans and long-term debt, in real terms		3,588,459
Net amortization of bank loans and long-term debt, in constant Mexican pesos		(1,748,719)
Repurchase of own shares		(380,761)
Dividends paid to subsidiaries' minority stockholders		(310,366)
Net resources generated by financing activities		1,404,941
Investing activities:		
Additions to property, plant and equipment, net of retirements		(1,880,748)
Net effect of incorporating subsidiaries, net of minority interest		(4,068,999)
Decrease in investment in shares and in unconsolidated real estate trust		612,090
Other assets		(78,192)
Net resources used in investing activities		(5,415,849)
Net decrease in cash and marketable securities		(2,078,551)
Cash and marketable securities:		
At beginning of year		6,931,226
At end of year	$	4,852,675

The accompanying notes are an integral part of this consolidated statement.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1. Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. Activities of the companies:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and lease and manage commercial real estate "malls".

3. Basis of consolidation and acquisition of subsidiaries:

Basis of consolidation-

The consolidated financial statements include the financial statements of CARSO and those of the following subsidiaries, over whose management CARSO exercises control:

Company	Ownership %		
	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.41	0.13	79.54
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93

Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

The financial statements of CompUSA, Inc. (CompUSA), Sanborns´ foreign subsidiary, whose operation is independent, are restated using the inflation rate of the country where the subsidiary has operations, following the guidelines described in Bulletin B-15, which is described with more detail in Note 4. The restated financial statements are translated into Mexican pesos at the exchange rate as of yearend.

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns, LLC 51% of CompUSA's common stock. CompUSA is a company incorporated in the United States of America (USA) that operates retail stores of personal computers and related products and services. The amounts of net sales, operating income, net loss for the period and total assets of Sanborns, LLC and Subsidiaries from the acquisition date through yearend, amounted: $39,280,158; $219,152; $(626,647) and $19,859,360, respectively. The acquisition generated goodwill of $9,174,347. The price paid for the minority interest originated a surplus of $269,684.

4. Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants (IMPC). Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030, through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633 and $136,340, respectively, due to the deferred effects of the year.

Until December 31, 1999, the companies recognized, by means of the liability method, the future effects of income taxes and employee profit sharing related to the cumulative temporary differences between book and taxable income, which arose from specific items whose turnaround period could be determined and that were not expected to be replaced by items of a similar nature and amount. The most significant nonrecurring temporary differences that generated deferred effects were those related to the valuation of temporary investments at market value.

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso figures are restated using factors derived from the National Consumer Price Index (NCPI).

The financial statements of CompUSA, represent 45% of consolidated net sales and 23% of consolidated total assets in 2000. The books and records of CompUSA maintained in US dollars and translated into Mexican pesos in accordance with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the IMPC, as follows:

- The financial statements of a foreign subsidiary whose operation is independent are adjusted to conform with Mexican GAAP, using the inflation rate of the country in which it operates.

- All amounts in the balance sheet are translated at the exchange rate in effect at yearend. The difference between capital stock translated at the exchange rate in effect at the date of contribution or generation and translation at the exchange rate in effect at yearend is included in the translation effect. The income statement is translated at the exchange rate in effect at yearend. The effects of the translation are included in the cumulative restatement effect in stockholders' equity.

Continental General Tire, Inc., a 19.4%-owned foreign associated company, is recorded using the equity method. Since this associated company is operated independently, the guidelines to be used for translation of its financial statements for application of the equity method are those described in the preceding paragraph. However, the financial statements of this company are not restated but are translated into Mexican pesos at the exchange rate as of yearend. The effect of not following Bulletin B-15, is not significant to the consolidated financial statements of CARSO.

(c) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.

The inflation rates for 2000 for the countries in which the companies operate are as follows:

	%
USA	3.37
Mexico	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

- *Balance sheet:*

Inventories are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in associated companies and unconsolidated real estate trust is restated under the equity method, based on the audited financial statements of the associated companies, restated on the same basis as those of CARSO, with the exception of Continental General Tire, Inc., as mentioned above.

The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur) a Frisco's subsidiary company, are recorded at their award cost, restated based on the NCPI, and amortized using the straight-line method over 50 years since the concession was granted for that period of time.

The goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated on the basis of its replacement cost, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.
- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at yearend with the corresponding factor.

- *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the translation effect and the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

(e) Investment in associated companies and unconsolidated real estate trust-

The main investment in associated companies and unconsolidated real estate trust is as follows:

	%
Grupo Comercial Gomo, S.A. de C.V.	25.890
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	46.875
Continental General Tire, Inc.	19.400
Philip Morris México, S.A. de C.V.	49.995
Grupo Primex, S.A. de C.V.	40.000

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years for domestic acquisitions and 20 years for acquisitions of foreign companies, the term over the management estimated that additional benefits will be generated from the investment. The amount amortized in 2000 was $ 737,588. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized in 2000 was $ 326,132.

As of December 31, 2000, goodwill was represented mainly by the acquisition of shares of CompUSA in 2000; and Condumex, Sanborns and Porcelanite in 1999, and the associated company Continental General Tire Inc. acquired in 1998. Negative goodwill is represented mainly by the acquisition of shares of Sears Roebuck de México, S.A. de C.V. (Sears Mexico) by Sanborns in 1997.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

In the acquisition of CompUSA, some covenants not-to-compete were signed with former executives of the company by means of a unique payment. These covenants increased the goodwill and will be amortized over 12 to 24 months. The amount amortized in 2000 was $ 139,224.

(g) Income taxes and employee profit sharing-

At December 31, 2000, the companies recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date.

The deferred employee profit sharing was calculated considering the temporary differences originated during the year that may generate a future liability or benefit that will be realized.

(h) *Employee benefits-*

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, based on real interest rates.

Some subsidiaries have covered all benefit obligations projected to the estimated retirement date of the companies' employees by means of a trust fund. The remaining subsidiaries accrue a liability which at present value will cover the benefit obligation projected to the estimated retirement dates of the companies' employees.

Indemnity payments are charged to results in the period in which they are made.

(i) *Revenue recognition-*

Revenues are recognized when the products are shipped or delivered or when services are rendered to the client. The interest generated in commercial operations is recorded as earned.

(j) *Comprehensive result of financing-*

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) *Option transactions-*

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(l) Earnings per share-

Earnings per share were calculated based on majority interest net income and the weighted average number of shares outstanding during the year.

The effect per share of the loss in discontinuing operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(m)Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5. New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 25) recorded in the financial statements represents a net asset of $53,889, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6. Foreign currency transactions and position:

At December 31, 2000, the Mexican companies had assets and liabilities denominated in U.S. dollars, valued at the $9.5997 peso/dollar exchange rate, as follows:

		Thousands of U.S. Dollars
Current assets		605,842
Liability-		
Current		(767,724)
Long-term		(760,091)
		(1,527,815)
Net foreign currency denominated liabilities		(921,973)
Equivalent in thousands of Mexican pesos	$	(8,850,664)

During the year, the companies had the following significant transactions in foreign currency:

		Thousands of U.S. Dollars
Sales		619,914
Interest income		780
Purchases		(949,612)
Interest expense		(56,350)
Technical assistance		(5,650)
Royalties		(1,112)
Expenses		(66,419)
		(458,449)
Equivalent in thousands of Mexican pesos	$	(4,459,313)

At March 30, 2001, the unaudited foreign currency position was similar to that at yearend and the exchange rate was 9.4933 Mexican pesos per U.S Dollar.

7. Cash and marketable securities:

Cash	$	872,254
Marketable securities		3,980,421
	$	4,852,675

8. Accounts receivable:

Trade	$	11,306,375
Sundry debtors		1,525,162
		12,831,537
Allowance for doubtful accounts		(612,471)
Discounted portfolio		(2,011,873)
		10,207,193
From derivative operations		53,889
Recoverable taxes		691,064
Related parties		584,738
Recoverable value-added tax		129,098
	$	11,665,982

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from sales transactions on credit that take place at the subsidiary's different establishments.

The maximum amount of the discount is $2,100,000, net of the percentage guarantee (difference between the payment of 83.3334% of the promissory note value and its total value). The amount available for discount is revolving.

Inbursa will only discount the principal amount reflected in the debtor's statement of account. Sears Mexico reserves the right to charge interest, collection expenses and any other amount derived from the promissory notes. This contract expires on March 30, 2002.

The promissory notes will be received subject to collection. Therefore, Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $200,000.

Additionally, Sears Mexico is obligated to pay Inbursa a discount rate of TIIE plus 1.25% on the unpaid amount of the promissory notes discounted through their maturity date.

9. Inventories:

Raw materials	$	3,448,502
Work-in-process		283,719
Finished product		1,702,357
Merchandise in stores		9,271,092
Food and beverages		81,046
Concentrates and other		228,433
Merchandise-in-transit and advances to suppliers		680,042
Spare parts and other		668,554
		16,363,745
Less- Reserve for slow-moving inventories and other		(523,778)
	$	15,839,967

10. Property, plant and equipment:

Buildings and leasehold improvements	$	16,562,707
Industrial machinery and equipment		27,963,697
Transportation equipment		989,761
Furniture and fixtures		2,735,530
Computer equipment		2,128,940
Other equipment		31,838
		50,412,473
Less- Accumulated depreciation		(24,572,533)
		25,839,940
Land		6,778,785
Construction-in-progress and machinery-in-transit		2,362,975
	$	34,981,700

11. Accounts payable:

Taxes payable	$	1,035,538
Unearned income		295,512
Interest payable		243,548
Accrued liabilities		2,316,119
Related parties		469,995
Collateral		249,026
Others		106,634
	$	4,716,372

12. Concession titles:

Beginning on December 18, 1998, Ferrosur has, the rights over the concession of Vía Troncal del Sureste, and the main features of such rights are as follows:

- The concession includes the general communication railway line of the above line and the public property assets, for the rendering of cargo service, as well as the auxiliary services of a cargo terminal, of warehouse services for railway equipment and maintenance and transfer workshops.

- The rights over the general communication railway line and the public property assets are granted exclusively for 50 years, beginning on December 18, 1998, renewable for an equivalent period, under certain circumstances.

- The exclusive rights for the rendering of cargo service are for a 30-year period, with the exception of payment and dragging rights.

- The concessionaire commits to invest at least that established in the "Business Plan," to be updated every five years.

- At the end of this concession, whatever the cause, the railway and assets shall be returned to the state, in good operating condition, according to the respective governmental regulations and at no cost to the Federal Government.

13. Related-party balances:

The balances with related parties excluding financial operations are as follows:

Receivables-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$	535,203
Sears Roebuck & Co.		2,542
Comm South/EZ Tel		19,123
Others		27,870
	$	584,738
Payables-		
Sears International Marketing, Inc.	$	62,194
Inversora Bursátil, S.A. de C.V.		122,241
Banco Inbursa, S.A., Grupo Financiero Inbursa		79,617
Philip Morris México, S.A. de C.V.		195,216
Others		10,727
	$	469,995

14. Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Beginning in 1999, the income tax rate increased from 34% to 35% with the option to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income:

The provision for income taxes is determined on the basis of the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing:

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary component effects, and depreciation is based on historical rather than restated values.

Deferred taxes:

The items comprising the deferred tax liability (assets) as of December 31, 2000 are as follows:

Temporary investments	$	455,653
Accounts receivable from installment sales		938,885
Inventories		3,846,154
Property, plant and equipment		5,383,810
Investment in real estate trust and subsidiary		121,393
Amortized goodwill		407,104
Translation effect		(31,866)
Complementary asset reserves and liability reserves		(302,961)
Loss on sale of shares		(177,885)
Tax loss carryforwards		(1,869,602)
Recoverable asset taxes		(610,965)
Estimated income		247,886
Advances from customers		(193,393)
Others		46,942
Deferred income taxes		8,261,155
Deferred employee profit sharing		119,070
Deferred income tax and employee profit sharing	$	8,380,225

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant since they have accumulated tax losses which amount to 262.5 million U.S dollars and must be used before 2020. A 100% valuation allowance has been provided for the future income tax benefit of the tax loss carryforwards.

15. Long-term debt:

At December 31, 2000, long-term debt is as follows:

Medium-term notes	$	2,176,000
Syndicated loans		7,919,755
Direct loans		1,455,251
Credit lines		4,521,382
Financial leasing and equipment loans		174,873
		16,247,261
Less- Current portion		(2,713,048)
	$	13,534,213

Maturity dates of long-term debt as of December 31, 2000 are as follows:

		Amount
2002	$	7,740,508
2003		4,141,641
2004		334,927
2005 and following years		1,317,137
	$	13,534,213

Medium-term notes-

Medium-term note placed on the Mexican Stock Exchange, payable in one installment on November 1, 2001, bearing interest at the TIIE rate plus 0.5%, payable every 28 days. During 1999, $200,000 of this note was repurchased	$	900,000

Ferrosur contracted a medium-term simple unsecured loan with Banco Inbursa, S.A., payable in a single installment on December 17, 2002, bearing interest at the 28-day TIIE rate plus 0.25%, payable in monthly installments		1,276,000
	$	2,176,000

Syndicated loans-

On December 13, 2000, Sanborns, Nacobre, Frisco and Porcelanite entered into a loan and guarantee agreement (syndicated loan) for US$370 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%	$	3,551,888
On September 5, 1997, Nacobre, Sanborns, Sears Mexico, Sanborn Hermanos and Frisco entered into a loan and guarantee agreement (syndicated loan) for US$310 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in semiannual payments from February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%		2,687,919
On October 15, 1999, Condumex signed a syndicated loan agreement for US$175 million with foreign banks, the managing agent being Citibank Corporation, with interest at LIBOR plus 2.25%, 2.375% and 2.5 % in the first, second and third years, respectively, and quarterly payments beginning in July 2001, the last being in October 2002		1,679,948
	$	7,919,755

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.
(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.
(c) Comply with all pertinent tax, environmental and labor law regulations.
(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.
(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.
(g) No liens shall be placed on property, other than those established in the loan agreement.
(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.
(i) Dividends other than those to the holding company shall not be paid.
(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.
(k) Only intercompany transactions arising from the normal course of business shall be carried out and at prices that are not lower than those obtained from a third party.

Direct loans-

Cigatam signed in September 1999 a loan agreement with General Electric Corporation for US$25 million with interest at LIBOR plus 2.4% payable on a quarterly basis. The principal will be paid in eight quarterly payments of US$490,000 each, 24 quarterly payments of US$670,000 each, and a final payment of US$5 million, guaranteed by the real estate of the plant located in Guadalajara, Jalisco, which must be kept free of liens until the termination of the contract	$	221,177
This loan establishes restrictions and/or obligations for the Company, the most important of which are: maintaining stockholders' equity greater than US$100 million; maintaining a ratio of interest expense to revenue of no greater than 1 to 3.5; it cannot guarantee debt in excess of US$10 million for other affiliated companies; and it cannot acquire or sell more than 10% of its property, plant and equipment		
Condumex, Porcelanite and Nacobre obtained direct loans in U.S. dollars and Spanish pesetas due in quarterly and semiannual instruments, the last being in June 2008, at variable interest rates from 7.40% to 9.29% for U.S. dollars and 4.65% at yearend for Spanish pesetas		880,221
Condumex obtained direct loans in U.S. dollars guaranteed by EXIMBANK to promote imports, with variable interest rates of 6.48% and 8.60% at yearend. The last payment of this loan is in November 2002		29,082
Some subsidiaries signed promissory notes with Banco Inbursa in Mexican pesos. The interest rate is the equivalent of the highest rate available among various financial instruments. The last payment of this loan bearing 2005		48,777
Industrias Nacobre, S.A. de C.V. contracted a direct loan with GE Capital Corporation for US$18,600,000 bearing interest at LIBOR plus 2.4%, maturing in 2008		178,554

Industrias Nacobre, S.A. de C.V. contracted a direct loan with Citibank International PLC for US$10,036,000 bearing interest at LIBOR plus 0.10% maturing in 2004		96,342
Industrias Nacobre, S.A. de C.V. contracted a direct loan with Brazilian government for US$114,000, bearing interest at 1%, maturing in 2019		1,098
	$	1,455,251

Credit agreements-

CompUSA, Inc. obtained a secured revolving credit agreement with a consortium of banks and financial institutions maturing in June 2002. The revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to US$400 million at the bank's base rate or LIBOR plus 1.25% to 2.50%. As of December 31, 2000, the Company had approximately US$224,992,000 outstanding under this Credit Agreement. The weighted average interest rate for 2000 was 9%	$	2,159,856
CompUSA, Inc. entered into a three-year US$150 million revolving unsecured credit facility beginning on August 24, 2000 with Banco Inbursa, an affiliate of the Company, at a rate determined monthly via 30-day promissory note renewals (8.15% in 2000). As of December 31, 2000, the Company had approximately US$110,000,000 outstanding under this Credit Agreement		1,055,967
In August 1998, the Company issued a US$136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bears interest at a rate of 9.48% per annum and provides for its repayment in semiannual installments over a period of 10 years. The first three years of payments are interest only, with the first principal payment due on December 31, 2001		1,305,559
	$	4,521,382

The secured revolving credit agreement obtained by CompUSA, Inc. for US$ 224,992,000, in addition to being secured by the Company's inventory and accounts receivable, establishes other restrictions. Among others, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term and meet defined EBITDA requirements during the six months following the amendment date (June 15, 2000).

Equipment loans and financing leases-

Equipment loans and financing leases have been contracted by some subsidiaries for the acquisition of machinery and equipment, which are being amortized

through 2008 and are guaranteed by the investment itself. Interest is the equivalent of the highest rate yielded among various financial instruments	$	174,873

To date, the companies have complied with all covenants established in the agreements.

16. Long-term taxes payable:

Income taxes	$	235,312
Value-added tax		2,203
	$	237,515

17. Employee benefits:

In Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

The consolidated fund prepayment is as follows:

Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$	(1,087,409)
Less- Trust funds		1,423,179
Funded status		335,770
Amortization of transition liability		(139,949)
Amortization of variances in assumptions		157,508
Additional liability		(97,010)
Prepaid expense	$	256,319

Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	$	(101,664)
Amortization of transition asset		3,567
Amortization of variances in assumptions		21,192
Additional liability		(4,792)
Net projected benefit obligation	$	(81,697)

The cost of employee benefits is as follows:		
Service costs	$	23,995
Amortization of transition liability		2,217
Amortization of variances in assumptions		3,563
Financial cost for the year		23,744
		53,519
Less- Actual return on plan assets		(25,763)
Net cost for the period	$	27,756

The real interest rates utilized in the actuarial calculations are as follows:

	%
Interest rate	5
Salary increase rate	1
Investment return rate	6

In the USA-

ComUSA sponsors a defined contribution profit-sharing plan covering employees of the Company and its subsidiaries. In addition, the Company sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The Company's expense for contributions to the profit-sharing plan and the deferred compensation plan aggregated approximately $900,000 for 2000.

18. Stockholders' equity:

Capital stock-

As of December 31, 2000, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 893,500,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of December 31, 2000, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 of nominal value. This amount represents 7.1525% of capital stock. As of December 31, 2000, 21,500,000 shares were pending reissuance.

As of March 30, 2001 the Company held 24,750,000 of its own shares amounting to $683,793, which are pending reissuance in the stock market.

Retained earnings-

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $11,892 as of December 31, 2000.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2000, the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

19. Other expenses, net:

Project investigation expenses	$	(114,139)
Loss on sales of property, plant and equipment		(99,718)
Recovery of taxes from prior years		16,597
Cancellation of excess liabilities		21,065
Other, net		68,534
	$	(107,661)

20. Lease agreements:

The Sanborns' subsidiaries hold leases for 526 department stores (CompUSA, Sanborns, Sears, Sanborns Café, Mix-up, Discolandia, La Feria del Disco and Pastelerías el Globo). The lease terms range from one to 20 years.

As well, the companies have lease contracts with third parties as lessees of spaces within commercial centers. The lease terms range from one to 15 years.

21. Special item:

Beginning in January 2000, the Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve its image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the statement of income.

22. Discontinued operation:

As part of the reorganization carried out in CompUSA, Inc., the company' management decided to close some lines of the business that were not the sufficiently profitable. The losses incurred by these businesses, is presented in the 2000 income statement as a separate line item.

23. Commitments:

(a) As of December 31, 2000, certain subsidiaries of Sanborns have entered into agreements with suppliers for the construction and remodeling of stores. These commitments amount to approximately $189,000.

(b) The mining subsidiaries sell their minerals on the basis of sales agreements, usually renewed each year, where conditions are established, as well as the reference international market metal prices. Subsidiary Química Flúor, S.A. de C.V. signed several long-term contracts, adjustable on an annual basis, with Atofina Chemical, inc., E.I. du Pont de Nemours & Co. and Solvay Fluorides where the commitment is made to sell them almost their entire production of hydrofluoric acids at prices similar to market.

(c) As of December 31, 2000, subsidiary Ferrosur, as part of the agreements for the concession of the Main Railway of the Southeast, commits, at a minimum, to the provisions of the "Business Plan" including, among other items, the fulfillment of the investment budget in rolling equipment, railway, installations, maintenance and improvement to electronic installations and systems.

24. Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

(b) In early 2000, a lawsuit was filed against the Company and certain other defendants, including James Halpin, the former Chief Executive Officer of the Company, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against the Company and all of the other defendants, for $90,000,000 in actual damages, against the Company for $94,500,000 in exemplary damages, against Halpin for $175,500,000 in exemplary damages and against the remaining defendants for $94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001, the Company filed a motion with the trial court for judgment not withstanding the verdict. The Company also intends to file for a new trial, if necessary. The court has not entered a judgment on the verdict. If the Company's motions are denied at the trial court level, the Company intends to vigorously appeal the verdict and any resulting judgment. The Company's management and its counsel believe that the jury's verdict as to the Company was an incorrect application of law and, accordingly, believe the Company has solid grounds for a successful appeal, if an appeal becomes necessary. Accordingly, at December 31, 2000, no amount has been accrued for this matter. If the Company is not successful in connection with the post-verdict motions and appeal, the Company's financial condition and results of operations would be materially and adversely affected.

25. Financial instruments:

During 2000, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging obligations), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) *Foreign currency transaction hedging contract:*
An Interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, and expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed in the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

As of December 31, 1999, there is an unrealized loss of $18,940, which has not been recognized in the financial statements, since these operations are recorded at their maturity dates.

(c) Forwards-

Sanborn's management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related its U.S. dollar denominated liabilities by contracting the following exchange rate forwards.

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
January 4, 2001	Buy	9.41550	540,000	$ 5,184	$ 5,084	$ 100
March 20, 2001	Buy	9.7225	50,000,000	479,985	486,125	(6,140)
March 22, 2001	Buy	9.7375	20,000,000	191,994	194,750	(2,756)
March 22, 2001	Buy	9.7350	10,000,000	95,997	97,350	(1,353)
March 13, 2001	Sell	9.71394	35,000,000	1,311,382	1,296,012	15,370
				$ 2,084,542	$ 2,079,321	$ 5,221

Costs and expenses related to the forwards will be recorded as part of the foreign exchange gain (loss).

26. Segment information:

The most significant data by business segment is as follows:

	Millions of Pesos							
	Tobacco	Ceramic Tiles	Aluminum and Copper Derivatives	Supplies for Automotive, Construction and Teleco-mmunication Industries	Commercial	Mining	Others	Total
Income from operations	7,711,834	2,547,853	5,271,689	13,919,941	54,332,916	3,251,363	2,005,176	89,040,772
Operating income	799,454	751,609	471,014	2,525,361	2,699,372	364,477	364,116	7,975,403
Net income (loss) for the year	506,940	273,670	56,201	1,490,238	857,461	(249,683)	46,166	2,980,993
Depreciation and amortization	168,577	235,273	269,708	318,873	1,024,063	291,869	117,298	2,425,661
Goodwill and negative goodwill amortization	-	14,544	-	28,898	254,872	34,817	217,549	550,680
Special item	-	-	-	-	(102,608)	-	-	(102,608)
Discontinued operations	-	-	-	-	(30,575)	-	-	(30,575)
Investment in shares and unconsolidated real estate trust	-	-	-	525,524	735,428	109,050	943,499	2,313,501
Total assets	3,554,158	5,071,260	8,351,916	12,452,111	38,910,146	7,840,527	8,641,996	84,822,114
Total liabilities	2,610,627	3,792,336	4,443,383	5,719,858	24,912,514	5,732,573	5,029,712	52,241,003

The most significant data per geographic area as of December 31,2000, is as follows:

	Mexico	U.S.A.	Total
Net sales	$ 49,760,614	$ 39,280,158	$ 89,040,772
Operating income	$ 7,756,245	$ 219,152	$ 7,975,397
Net income (loss) for the year	$ 3,607,640	$ (626,647)	$ 2,980,993
Total assets	$ 64,962,754	$ 19,859,360	$ 84,822,114
Total liabilities	$ 40,810,062	$ 11,430,941	$ 52,241,003

Since March 2000, the Company has operations in two different geographic areas: Mexico and the United States of America (U.S.A).

Graphic Design: Arquitectura y Comunicación Gráfica, S.A. de C.V.



Exhibit D

GRUPO CARSO, S.A. DE C.V.

NOTICE OF MEETING

In Accordance with the decree issued by the Grupo Carso, S.A. de C.V. Board of Directors, the stockholders of said Society are convened to a Stockholders Ordinary General Meeting, to be held April 27, 2000, at 11:00 hours in Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegacion Miguel Hidalgo, Mexico City, Mexico, in order to address the points included in the following:

AGENDA

I. Discussion of the Board of Directors Report, in compliance with article 172 of the Mercantile Partnership General Laws, regarding all operations and income for the year ended December 31, 2000, that shall include the individual and consolidated financial statements of the society, as well as the Statutory Examiner report. Corresponding resolution.

II. Allocation of the year's income. Corresponding resolutions.

III. Ratification of the Board of Directors activities for the year ended December 31, 2000. Corresponding Resolutions.

IV. Determination of who will be members of the Board of Directors, as well as the appointment of Statutory Examiner of the Society. Corresponding resolution.

V. Appointment of representatives to execute the resolutions adopted by the Assembly.

In order to attend the meeting and vote in the same, the stockholders shall deposit their stock in the offices of the aforementioned society, at least the day before to the holding of the meeting, having also to pick up the corresponding access card. Said deposit can also be done at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, or any banking institution in the Mexican Republic or abroad. For shares deposited at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, the corresponding access cards will be issued with the receivable of the complementary list required by article 78 of the Securities Exchange Law.

Mexico, City, April 3, 2000

(Signature)

Sergio Medina Noriega

The Secretary of the Board of Directors

(NB: This notice was published on April 5, 2001, in *El Financiero*, and *Excelsior*)

Exhibit E

GRUPO CARSO, S.A. DE C.V.

NOTICE OF MEETING

In Accordance with the decree issued by the Grupo Carso, S.A. de C.V. Board of Directors, the stockholders of said Society are convened to a Stockholders Ordinary General Meeting, to be held April 26, 2001, at 9:30 hours in Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegacion Miguel Hidalgo, Mexico City, Mexico, in order to address the points included in the following:

AGENDA

I. Discussion of the Board of Directors Report, in compliance with article 172 of the Mercantile Partnership General Laws, regarding all operations and income for the year ended December 31, 2000, that shall include the individual and consolidated financial statements of the society, as well as the Statutory Examiner report. Corresponding resolution.

II. Allocation of the year's income. Corresponding resolutions.

III. Ratification of the Board of Directors activities for the year ended December 31, 2000. Corresponding Resolutions.

IV. Determination of who will be members of the Board of Directors, as well as the appointment of Statutory Examiner of the Society. Corresponding resolution.

V. Appointment of representatives to execute the resolutions adopted by the Assembly.

In order to attend the meeting and vote in the same, the stockholders shall deposit their stock in the offices of the aforementioned society, at least the day before to the holding of the meeting, having also to pick up the corresponding access card. Said deposit can also be done at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, or any banking institution in the Mexican Republic or abroad. For shares deposited at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, the corresponding access cards will be issued with the receivable of the complementary list required by article 78 of the Securities Exchange Law.

Mexico, City, April 3, 2001

(Signature)

Sergio Medina Noriega

The Secretary of the Board of Directors

(NB: This notice was published on April 4, 2001, in *El Financiero, Excelsior,* and *El Universal*)

Exhibit F

Grupo Carso, S.A. de C.V.
Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060

Grupo Sanborns, S.A. de C.V.
Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000

October 30, 2001

Dear Shareholders:

The Boards of Directors of Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") are proposing to shareholders to spin off into a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial"), the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions:

(1) GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off");

(2) GCarso will spin off U.S. Commercial (the "Carso Spin-off"); and

(3) Tenedora will merge into U.S. Commercial (the "Merger").

On or around November 15, 2001, an extraordinary meeting of GSanborns shareholders will be held to approve the spin-off of Tenedora from GSanborns and for related purposes. After the Sanborns Spin-off:

- If you own shares of GSanborns, you will (a) own the same number of shares of Tenedora and (b) continue to own the same number of shares of GSanborns; and
- Tenedora will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.

On or around November 21, 2001, an extraordinary meeting of GCarso shareholders will be held to approve the spin-off of U.S. Commercial from GCarso and for related purposes. After the Carso Spin-off:

- If you own shares of GCarso, you will (a) own the same number of shares of U.S. Commercial and (b) continue to own the same number of shares of GCarso; and
- U.S. Commercial will own approximately 80% of the shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted for approval at separate extraordinary meetings of the shareholders of both companies. After the Merger:

- If you own shares of Tenedora, your shares will be exchanged for newly issued shares of U.S. Commercial at a ratio to be determined at the relevant shareholders meeting; and
- U.S. Commercial will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount approximate'

Approval of the Spin-offs and the Merger requires the affirmative vote of a majority of the aggregate voting power of the outstanding shares of GCarso and GSanborns. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Spin-offs and the Merger, so approval of the Spin-offs and the Merger is assured without the affirmative vote of any other shareholder.

You are not being asked for a proxy and are requested not to send one. In accordance with Mexican law, no proxy solicitation will be conducted. The accompanying Information Statement has been prepared to explain the Spin-offs to GCarso and GSanborns shareholders.

We are grateful for the loyalty and support of GCarso and GSanborns shareholders and look forward to welcoming them as shareholders of U.S. Commercial.

Sincerely,

Carlos Slim Domit
Chairman of the Boards of Grupo Carso
and Grupo Sanborns

Information Statement dated October 30, 2001

Grupo Carso, S.A. de C.V.
Grupo Sanborns, S.A. de C.V.

Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") intend to spin off the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions as follows: first, GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off"); second, GCarso will spin off a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial") (the "Carso Spin-off" and, together with the Tenedora Spin-off, the "Spin-offs"); and finally, Tenedora will merge into U.S. Commercial (the "Merger").

This Information Statement relates to the Sanborns Spin-off and the Carso Spin-off, which are expected to be approved at separate extraordinary meetings of the shareholders of GSanborns and GCarso (respectively, the "Sanborns Approval Date" and the "Carso Approval Date", each an "Approval Date"). The Spin-offs will affect GCarso and GSanborns shareholders as follows:

- Beginning on the Sanborns Approval Date, each holder of GSanborns shares will also be deemed to own an equal number of shares of Tenedora.
- Beginning on the Carso Approval Date, each holder of GCarso shares, each holder of *certificados de participación ordinaria* ("CPOs") representing shares and each holder of ADSs representing CPOs will be deemed to own an equal number of shares of U.S. Commercial.

U.S. Commercial and Tenedora shares will not be delivered to shareholders and will not trade separately from either GSanborns or GCarso shares until the delivery dates (respectively, the "Sanborns Delivery Date" and the "Carso Delivery Date", each a "Delivery Date") that will be determined by the Board of Directors of each company. The Sanborns Delivery Date and the Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date and the Carso Approval Date, respectively.

No consideration will be paid to GCarso, GSanborns, U.S. Commercial or Tenedora for the shares and ADSs issued as a consequence of the Spin-offs. Beginning on the Sanborns Delivery Date and the Carso Delivery Date, GSanborns and GCarso expect that the Tenedora shares and the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted to shareholders for approval at separate extraordinary meetings of the shareholders of both companies.

NEITHER GCARSO NOR GSANBORNS IS ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND GCARSO OR GSANBORNS A PROXY.

GCarso and GSanborns are furnishing this Information Statement solely to provide information to shareholders of GCarso and GSanborns, who will receive shares of U.S. Commercial and Tenedora in connection with the Spin-offs and the Merger. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of GCarso or GSanborns.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described herein or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

GCarso and GSanborns have prepared this Information Statement to explain the Spin-offs to their shareholders, who will receive shares of U.S. Commercial and Tenedora as a result of the Spin-offs. In accordance with Mexican law, neither GCarso nor GSanborns will conduct any proxy solicitation for the extraordinary shareholders meetings called to approve the Spin-offs or the Merger. In accordance with the *estatutos* of GCarso, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Carso Spin-off. Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Merger.

TABLE OF CONTENTS

SHAREHOLDER INQUIRIES

Shareholders of GCarso with questions relating to the Spin-offs and distribution of the U.S. Commercial shares and the U.S. Commercial ADSs should contact GCarso at:

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060
Telephone (525) 250 5077
Fax (525) 328 5893

Shareholders of GSanborns with questions relating to the Spin-offs and distribution of the Tenedora shares should contact GSanborns at:

Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000
Telephone (525) 325 9986
Fax (525) 325 9974

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

U.S. Commercial .... U.S. Commercial, a new Mexican corporation, will be established by GCarso to hold GCarso's shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million. Subsequently, Tenedora will be merged into U.S. Commercial.

U.S. Commercial's interest in Tenedora will be equal to GCarso's interest in GSanborns on the Sanborns Approval Date. GCarso's interest in GSanborns varies from time to time, generally as a result of purchases of shares in the open market. As of the date of this information statement, GCarso owned approximately 80% of the total shares of GSanborns.

Tenedora .... Tenedora, a new Mexican corporation, will be established by GSanborns to hold GSanborns's indirect ownership interest in shares of CompUSA. Subsequently, Tenedora will be merged into U.S. Commercial.

GSanborns .... After the Sanborns Spin-off, GSanborns will continue to conduct its businesses as it does today, except for its investment in CompUSA.

GCarso .... After the Carso Spin-off, GCarso will continue to conduct its businesses and own its investments as it does today, except for its investment through GSanborns in CompUSA.

Capital Structure of U.S. Commercial .... U.S. Commercial will have one class of shares which will have full voting rights. If the Carso Spin-off had occurred on the date of this Information Statement, U.S. Commercial would have had 915,000,000 shares issued and outstanding less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

Capital Structure of Tenedora .... Tenedora will have one class of shares which will have full voting rights. The number of Tenedora shares will be 1,130,000,000.

Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to own shares. Accordingly, Tenedora will establish a trust to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns. Following the Merger, the trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

The Sanborns Spin-off and the Carso Spin-off

The Sanborns Spin-off and the Carso Spin-off will each be conducted by means of the procedure under Mexican corporate law called *escisión* or "split-up".

Effective on the Sanborns Approval Date:

- Tenedora will be established as a separate company.
- The interest in CompUSA owned by GSanborns will be transferred to Tenedora from GSanborns, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.
- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.

Effective on the Carso Approval Date:

- U.S. Commercial will be established as a separate company.
- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.
- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

Delivery of U.S. Commercial Shares

U.S. Commercial shares will not be held or traded separately from GCarso shares until the Carso Delivery Date.

The Board of Directors of U.S. Commercial will determine the Carso Delivery Date, on which U.S. Commercial shares will be distributed to the holders of GCarso shares. The Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Carso Approval Date.

Delivery of U.S. Commercial ADSs

Beginning on the Carso Approval Date, each GCarso ADS will also represent the right to receive two U.S. Commercial shares.

U.S. Commercial will arrange with a U.S. depositary bank to issue new ADSs, each representing two U.S. Commercial shares. On a date (the "ADS Delivery Date") no earlier than the Carso Delivery Date, each record holder of GCarso ADSs will receive one U.S. Commercial ADSs for each GCarso ADS. The depositary for the GCarso ADSs will announce the ADS Delivery Date and the date for determining the right to receive U.S. Commercial ADSs (the "ADS Record Date").

Listing and Trading of U.S. Commercial Shares

The U.S. Commercial shares will not trade separately from GCarso shares prior to the Carso Delivery Date. Beginning on the Carso Delivery Date, GCarso expects that the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and

trading will be subject to approval. The U.S. Commercial ADSs, like the GCarso ADSs, will not trade on any exchange or other organized market.

Delivery of Tenedora Shares....................... Tenedora shares will not be held or traded separately from GSanborns shares until the Sanborns Delivery Date.

The Board of Directors of Tenedora will determine the Sanborns Delivery Date, on which Tenedora shares will be distributed to holders of GSanborns shares. The Sanborns Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date.

Listing and Trading of Tenedora Shares... The Tenedora shares will not trade separately from GSanborns shares prior to the Sanborns Delivery Date. Beginning on the Sanborns Delivery Date, GSanborns expects that the Tenedora shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Shareholder Approval of the Spin-offs.. The Spin-offs require the affirmative vote of a majority of holders of GCarso and GSanborns shares at each of the shareholders meetings necessary to implement the Spin-offs. The controlling shareholders of GCarso and GSanborns intend to vote their shares in favor of the Spin-offs, so approval is assured without the affirmative vote of any other shareholder. No proxy solicitation will be conducted.

Certain Rights of Shareholders and Creditors.. Under limited circumstances, dissenting holders of GSanborns and GCarso shares may have the right to withdraw the capital represented by their shares. In addition, during the 45-day statutory period following each of the Sanborns Approval Date and the Carso Approval Date, the Sanborns Spin-off and the Carso Spin-off may be challenged in Mexican courts by any creditor of GSanborns or GCarso, respectively, or by any shareholder or group of shareholders representing at least 20% of the capital stock of GSanborns or GCarso, respectively.

Certain Tax Consequences......................... The Spin-offs and the Merger are not taxable events for Mexican income tax purposes.

The Carso Spin-off and the Sanborns Spin-off are taxable distributions for U.S. federal income tax purposes that should be treated as having occurred (i) with respect to GSanborns shareholders, on the Sanborns Approval Date (ii) with respect to GCarso shareholders, on the Carso Approval Date.

Neither GSanborns nor GCarso has investigated the possible tax treatment of the Spin-offs or the Merger under the laws of any jurisdiction other than the laws of Mexico and U.S. federal law.

THE SPIN-OFFS

Overview

The Spin-offs, together with the subsequent Merger, will establish U.S. Commercial as a new Mexican corporation, independent of GCarso and GSanborns, which will own a 51% interest in CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million.

Neither GSanborns nor GCarso will own any capital stock of U.S. Commercial, nor will U.S. Commercial own any capital stock of either GSanborns or GCarso. U.S. Commercial will continue to be controlled by the same groups of shareholders that control GCarso and GSanborns. See "Controlling Shareholders of U.S. Commercial".

The Sanborns Spin-off will occur on the Sanborns Approval Date, which is expected to be on or around November 15, 2001. The Carso Spin-off will occur on the Carso Approval Date, which is expected to occur on or around November 21, 2001. There will be a statutory period of at least 45 days between the Carso Approval Date and the shareholders meetings at which U.S. Commercial shareholders and Tenedora shareholders approve the merger of Tenedora into U.S. Commercial.

The purpose of the Spin-offs and the Merger is to improve the financial and operating efficiency of GCarso and GSanborns and to enable the CompUSA controlling entity to manage and invest in the retailing sector in the U.S. without financial liabilities and with a healthy cash position to develop and support its operations. U.S. Commercial will own 51% of CompUSA, which sells technological solutions through its chain of retail stores in the United States of America. GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands. GSanborns will continue to own its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops.

Shareholder Approval

The Board of Directors of GCarso and the Board of Directors of GSanborns each decided on September 3, 2001, to propose the Carso and Sanborns Spin-offs to their respective shareholders. The controlling shareholders of GCarso and GSanborns own shares in excess of the requisite majority required to approve the Spin-offs, and they intend to vote all their shares in favor of the Spin-offs. Accordingly, the approval of the Spin-offs is assured without the affirmative vote of any other shareholder.

Neither GCarso nor GSanborns is asking you for a proxy, and you are requested not to send GCarso or GSanborns a proxy. In accordance with Mexican law, notice of the extraordinary meetings will be given by publication in Mexican newspapers, and no proxy solicitation will be conducted for the meetings.

Description of the Spin-offs

The Sanborns Spin-off and the Carso Spin-off will be implemented using a procedure under Mexican corporate law called *escisión* or "split-up". In an *escisión*, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Sanborns Spin-off

The Sanborns Spin-off will be implemented by a single action of the shareholders of GSanborns at an extraordinary meeting establishing Tenedora and identifying the assets of GSanborns to be allocated to Tenedora. Effective immediately on the Sanborns Approval Date:

- Tenedora will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of Tenedora will be elected at the same extraordinary meeting that approves the Sanborns Spin-off.

- The interest in CompUSA owned by GSanborns will be transferred to Tenedora, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.

- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.

- Tenedora shares will not trade separately from GSanborns shares until the Sanborns Delivery Date.

The Carso Spin-off

The Carso Spin-off will be implemented by a single action of the shareholders of GCarso at an extraordinary meeting establishing U.S. Commercial and identifying the assets of GCarso to be allocated to U.S. Commercial. The Carso Approval Date is expected to occur approximately one week after the Sanborns Approval Date. Effective immediately on the Carso Approval Date:

- U.S. Commercial will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of U.S. Commercial will be elected at the same extraordinary meeting that approves the Carso Spin-off.

- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.

- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

The Delivery of Shares of Tenedora and U.S. Commercial

The right of GSanborns shareholders to receive Tenedora shares will be represented by GSanborns shares until the Sanborns Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Tenedora shares separately from GSanborns shares until the Sanborns Delivery Date.

The right of GCarso shareholders to receive U.S. Commercial shares will be represented by GCarso shares or CPOs from the Carso Approval Date until the Carso Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, U.S. Commercial shares separately from GCarso shares until the Carso Delivery Date.

The Sanborns Delivery Date and the Carso Delivery Date will be established by the Board of Directors of Tenedora and U.S. Commercial, respectively, following the expiration of the period during which the relevant spin-off may be challenged under Mexican corporate law. See "Judicial Proceedings to Challenge the Sanborns Spin-off and the Carso Spin-off". GSanborns and GCarso currently expect that Tenedora and U.S. Commercial will be able to announce their respective Delivery Dates during the months of March or April, 2002, although no assurances can be given that such an announcement will be made by such time.

Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora. Accordingly, Tenedora will establish a trust with *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa* to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns (the "Trust"). Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

Delivery will generally be made by book entry annotation in the shareholder list maintained by *S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores* ("Indeval"), which is the clearing system for securities traded on the Mexican Stock Exchange.

Beginning on the Sanborns Delivery Date, it is expected that:

- Tenedora shares will commence trading on the Mexican Stock Exchange;
- GSanborns shares will trade on the Mexican Stock Exchange without the Tenedora shares; and
- shareholders will be able to deliver Tenedora shares separately from GSanborns shares.

Beginning on the Carso Approval Date, it is expected that:

- U.S. Commercial shares will commence trading on the Mexican Stock Exchange;
- GCarso shares will trade on the Mexican Stock Exchange without the U.S. Commercial shares; and
- shareholders will be able to deliver U.S. Commercial shares separately from GCarso shares.

Effects of the Spin-offs on Holders of GCarso ADSs

From the Carso Approval Date until the ADS Delivery Date, each GCarso ADS will represent, in addition to two GCarso shares, ownership of two U.S. Commercial shares to be delivered on the ADS Delivery Date.

U.S. Commercial will arrange with a U.S. depositary bank to issue ADSs, each representing two U.S. Commercial shares. Before any U.S. Commercial ADSs are issued and delivered, U.S. Commercial must (a) establish an exemption from the registration requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder and (b) have an effective registration statement on Form F-6 for the ADSs. When these conditions have been met, but not before the Carso Delivery Date, the depositary bank will establish the ADS Delivery Date on which U.S. Commercial ADSs will be issued and distributed to each record holder of GCarso ADSs at the close of business (New York time) on the ADS Record Date. The U.S. regulatory conditions to the distribution of U.S. Commercial ADSs may not be satisfied before the Carso Delivery Date, so the issuance of U.S. Commercial ADSs may be delayed until after the Carso Delivery Date.

Persons holding GCarso ADSs through the facilities of The Depository Trust Company ("DTC") will receive the distribution of U.S. Commercial ADSs by book entry only, through the facilities of DTC. Persons holding GCarso ADSs directly will receive the distribution of U.S. Commercial ADSs in the form of certificated American Depositary Receipts ("ADRs") representing U.S. Commercial ADSs. These ADRs will be mailed to direct holders of GCarso ADSs on or as soon as practicable after the ADS Delivery Date. Persons holding GCarso ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the ADSs.

Certain Relationships between GCarso and U.S. Commercial

Under Mexican law, GCarso will remain jointly and severally liable for the obligations of GCarso assumed by U.S. Commercial pursuant to the Carso Spin-off for a period of three years beginning on the Carso Approval Date. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving GCarso of such liability and approving the Carso Spin-off.

The separation of U.S. Commercial from GCarso and the transfer of assets to U.S. Commercial will be effected by the action of the GCarso shareholders at the extraordinary shareholders meeting approving the Carso Spin-off. Following the Carso Spin-off, neither GCarso nor U.S. Commercial will own any capital stock of the other. There may, however, be limited contractual relationships between GCarso and U.S. Commercial to implement the Carso Spin-off and to provide for transitional services to U.S. Commercial. Under Mexican law and applicable shareholder resolutions, GCarso and U.S. Commercial will be obligated to further ensure that the purposes of the Carso Spin-off are fully achieved.

Certain Relationships Among GSanborns, Tenedora and U.S. Commercial

Under Mexican law, GSanborns will remain jointly and severally liable for the obligations of GSanborns assumed by Tenedora pursuant to the Sanborns Spin-off for a period of three years beginning on the Sanborns Approval Date. GSanborns will not remain liable for any obligation to a person or entity that has given its express consent relieving GSanborns of such liability and approving the Sanborns Spin-off.

The separation of Tenedora from GSanborns and the transfer of assets to Tenedora will be effected by the action of the GSanborns shareholders at the extraordinary shareholders meeting approving the Sanborns Spin-off. Following the Sanborns Spin-off, neither GSanborns nor Tenedora will own any capital stock of the other. Under Mexican law and applicable shareholder resolutions, GSanborns and Tenedora will be obligated to further ensure that the purposes of the Sanborns Spin-off are fully achieved, and as a result of the Merger, U.S. Commercial will succeed to the rights and obligations of Tenedora in this regard.

Approvals and Consents

Promptly following the Sanborns Approval Date and the Carso Approval Date, the shareholders resolutions from the extraordinary meetings of GSanborns and GCarso shareholders will be notarized, registered in the Mexican Public Registry of Commerce and published in the *Diario Oficial de la Federación* (Official Gazette). Following the registration and publication of each decision, Mexican law provides for a period of 45 days during which the Sanborns Spin-off or the Carso Spin-off may be challenged by certain parties, as described below. The Merger will not take place before the end of this period.

In connection with the Spin-offs, GCarso, GSanborns and certain of their subsidiaries may require consents from certain creditors. GCarso and GSanborns do not expect that all of these consents will be obtained prior to implementing the successive transactions that comprise the Spin-off and it is possible that some of them will be obtained only after a long period of time, or not at all. Failure to obtain consents from creditors could result in GCarso, GSanborns or their subsidiaries being in default under certain of their respective debt obligations.

Where obligations of GSanborns or GCarso will be transferred to Tenedora or U.S. Commercial, consent of the relevant creditors will be required in order for Tenedora or U.S. Commercial to succeed to the rights and obligations of GSanborns or GCarso. In these cases, failure to obtain consent from creditors may require that GSanborns or GCarso remain liable for certain obligations of Tenedora or U.S. Commercial, including indebtedness and credit support limited to certain subsidiaries and affiliates of U.S. Commercial. Tenedora will agree to indemnify GSanborns against liabilities of this kind, and U.S. Commercial will agree to indemnify GCarso against liabilities of this kind.

In addition, the Spin-offs and the Merger will require clearance from the Mexican competition authorities.

Withdrawal Rights

Under Mexican corporate law, a holder of GCarso or GSanborns shares may, as a result of the spin-off of U.S. Commercial or Tenedora, have the right to withdraw the capital represented by its GCarso or GSanborns shares. In order to exercise the right of withdrawal, a shareholder must vote against the spin-off at the extraordinary shareholders meeting at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the extraordinary meeting. A shareholder who has complied with these steps is entitled to reimbursement of its shares in proportion to the net assets of GCarso or GSanborns, as the case may be, as reflected on the most recent annual balance sheet that has been approved by the shareholders.

Judicial Proceedings to Challenge the Sanborns Spin-off or the Carso Spin-off

Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders resolutions approving each of the Carso Spin-off and the Sanborns Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of GCarso or GSanborns, or any creditor of GCarso or GSanborns, may commence judicial proceedings in Mexican courts to challenge the spin-off. In connection with such a challenge, a court may temporarily suspend such spin-off, if the party bringing the proceedings posts bond as security for damages and losses which might be suffered by GCarso or GSanborns as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and GCarso or GSanborns, as the case may be. Once the period has expired and the by-laws of U.S. Commercial and Tenedora have been notarized and registered in the Public Registry of Commerce, such spin-off may no longer be challenged by creditors or shareholders. GCarso and GSanborns do not expect that the shares of Tenedora or U.S. Commercial will be delivered to shareholders prior to the end of the 45-day period. Moreover, GCarso and GSanborns do not expect that the Merger will take place prior to the end of the 45-day period following the Carso Approval Date. See "Approvals and Consents".

The legal grounds on which an *escisión* may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. GCarso and GSanborns are unable to anticipate whether any party will challenge either the Carso Spin-off or the Sanborns Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose.

THE MERGER

The Merger will be implemented by the actions of the shareholders of Tenedora and U.S. Commercial at extraordinary meetings of the shareholders of Tenedora and U.S. Commercial approving the Merger (the "Merger Approval Date"). The Merger Approval Date is expected to occur at least 45 days after the Carso Approval Date. Effective immediately on the Merger Approval Date:

- U.S. Commercial will indirectly own the 51% interest in CompUSA now owned by GSanborns.
- Each Tenedora shareholder will become the owner of U.S. Commercial shares at a ratio to be determined at the relevant shareholders meeting.

. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Merger, so approval of the Merger is assured without the affirmative vote of any other shareholder. In accordance with Mexican law, no proxy solicitation will be conducted.

Non-Mexican investors in Tenedora, who will not be permitted to own shares of Tenedora under the *estatutos* of Tenedora, will hold their shares through the Trust. Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican beneficial owners the U.S. Commercial shares issued for their account. Non-

Mexican beneficial owners of Tendora shares will not be permitted to vote at the shareholders meeting to approve the Merger.

TAXATION

Mexican Tax Consequences

The following discussion summarizes the principal Mexican tax consequences of the Spin-offs and the Merger to a holder of GCarso shares, GCarso ADSs or GSanborns shares who does not reside in Mexico for purposes of Mexican taxation (a "non-Mexican holder"), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holders of GCarso shares, GCarso ADSs or GSanborns shares.

The receipt by non-Mexican holders of U.S. Commercial shares or U.S. Commercial ADSs in connection with the Carso Spin-off will not be subject to Mexican personal income tax, corporate income tax or capital gains tax. Nor will the receipt by non-Mexican holders of Tenedora shares be subject to Mexican personal income tax, corporate income tax or capital gains tax. The receipt by non-Mexican holders of U.S. Commercial shares in connection with the Merger will not be subject to Mexican personal income tax, corporate income tax or capital gains tax.

GSanborns will not be subject to Mexican income tax on the transfer of assets to Tenedora in the Sanborns Spin-off, and GCarso will not be subject to Mexican income tax on the transfer of assets to U.S. Commercial in the Carso Spin-off, provided that at least 51% of the aggregate issued and outstanding shares of GSanborns and Tenedora, or GCarso and U.S. Commercial, as the case may be, are not transferred for a period of one year after the Mexican tax authorities have been notified of such spin-off. GSanborns and GCarso intend to notify the tax authorities within the month following the date of the shareholders meeting, and the holders of more than 51% of the aggregate issued and outstanding shares of GSanborns and GCarso as of the date of this Information Statement have informed GSanborns and GCarso that they intend to comply with the one-year restriction on transfer.

For purposes of Mexican taxation, a natural person resides in Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 consecutive or nonconsecutive days in any calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity resides in Mexico for Mexican tax purposes if it was incorporated in Mexico, or has its principal administrative office or the effective location of its management is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate otherwise. If a non-resident of Mexico has a permanent establishment or fixed base in Mexico, he or she will be subject to Mexican taxes, in accordance with applicable Mexican tax laws.

There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of GCarso shares, Carso ADSs or GSanborns shares in connection with the Spin-offs or the Merger.

United States Taxation

This summary describes the principal U.S. federal income tax consequences of the Sanborns Spin-off, the Carso Spin-off and the subsequent Merger of Tenedora with and into U.S. Commercial. It does not purport to be a comprehensive description of all the tax consequences of the two Spin-offs and the Merger that may be relevant to a holder of the GCarso shares, CPOs or ADSs or the GSanborns shares. This summary applies only to holders of GCarso shares, CPOs or ADSs and holders of GSanborns shares holding their respective securities as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of GCarso (whether held directly or through CPOs, ADSs or a combination thereof) or GSanborns, tax-exempt organizations, financial institutions, holders accounting for their investment in GCarso shares, CPOs or ADSs or investment in GSanborns shares on a mark-to-market basis, and all persons holding any such securities in a hedging transaction or as part of a straddle or conversion transaction.

Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of applicable Spin-off and the Merger, as the case may be, arising under foreign, state or local laws.

In this discussion references to a "U.S. Holder" are to a holder of GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be, (i) that is a citizen or resident of the United States of America, or (ii) that is a corporation organized under the laws of the United States or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net income basis with respect to the GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of CPOs or ADSs will be treated as owners of the GCarso shares represented by such CPOs or ADSs.

Both the GSanborns Spin-off and the GCarso Spin-off are taxable events for U.S. federal income tax purposes that should be treated as having occurred on their respective Approval Dates – that is, the dates on which the GSanborns and GCarso shareholders became the deemed owners of the Tenedora shares and the U.S. Commercial shares, respectively, under Mexican law. U.S. Holders therefore should be treated as having received a taxable distribution of the Tenedora shares or the U.S. Commercial shares, as the case may be, on their respective Approval Dates, and should not be considered to have a subsequent taxable distribution on the applicable Delivery Date for the Tenedora shares or the U.S. Commercial shares.

The amounts of the distributions of the Tenedora shares and the U.S. Commercial shares to U.S. Holders will equal the fair market values of the Tenedora shares and the U.S. Commercial shares, respectively, deemed received as of the applicable Approval Date. The determination of fair market values of the Tenedora shares and the U.S. Commercial shares as of the applicable Approval Date will be uncertain, because those shares will not trade separately from the GSanborns shares and the GCarso shares, respectively, until the applicable Delivery Date. U.S. Holders are advised to consult with their own tax advisors as to the determination of the fair market values of the Tenedora shares or the U.S. Commercial shares, as the case may be, as of the applicable Approval Dates.

The distributions of the Tenedora shares and the U.S. Commercial shares generally would be treated as (i) first, ordinary dividend income to U.S. Holders to the extent of GSanborns's or GCarso's current or accumulated earnings and profits, respectively (calculated under U.S. federal income tax principles); (ii) second, as a reduction in the U.S. Holder's tax basis in its GSanborns shares or GCarso shares, respectively, until the U.S. Holder's basis is reduced to zero; and (iii) third, as gain from the sale or exchange of the GSanborns shares or GCarso shares, respectively (which gain will generally be long-term capital gains if such U.S. Holder has held such shares for over one year). Nevertheless, because neither GSanborns nor GCarso is able to determine its earnings and profits (under U.S. federal income tax principles), U.S. Holders generally should assume that the distributions of the Tenedora shares and the U.S. Commercial shares will be ordinary income in their entirety. A U.S. Holder that is a corporation will not be entitled to a dividends received deduction with respect to either of the distributions. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

The proposed Merger of Tenedora with and into U.S. Commercial is intended to constitute a tax-free reorganization for U.S. Holders exchanging the Tenedora shares for U.S. Commercial shares, but no assurance can be given that the Merger will be treated as such for U.S. federal income tax purposes. If the Merger is a taxable transaction, U.S. Holders would be taxable on their gain, if any, to the extent that the fair market value (as of the Merger Approval Date) of the U.S. Commercial shares that they receive exceeds their tax basis in their Tenedora shares.

U.S. COMMERCIAL

Following the Merger, U.S. Commercial will be a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, Mexico Distrito Federal, 14060. The telephone number of U.S. Commercial at this location is (525) 250 5077.

U.S. Commercial will indirectly hold 51% of the shares of CompUSA and will initially have cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million. For a description of the business and operations of U.S. Commercial, shareholders should refer to the *folleto informativo* to be filed with the Bolsa Mexicana de Valores, S.A. de C.V. (the "Bolsa") on behalf of U.S Commercial in connection with the registration of its shares under Mexican law, which is hereby incorporated by reference in this Information Statement. The *folleto informativo* will be filed at the time of registration, which will occur at or around the Carso Delivery Date, and will be available on the website of the Bolsa at www.bmv.com.mx.

Investment in CompUSA

As of the date of this Information Statement, GSanborns indirectly owned 51% of the voting shares of CompUSA. Following the Sanborns Spin-off, Tenedora will indirectly own this 51% of the voting shares of CompUSA. As of the date of this Information Statement, GCarso owned 80% of the voting shares of GSanborns. Following the Carso Spin-off, U.S. Commercial will own 80% of the voting shares of Tenedora, and GCarso will continue to own 80% of the voting shares of GSanborns. Following the Merger, US. Commercial Corp. will own 51% of the voting shares of CompUSA.

Capital Structure of U.S. Commercial

U.S. Commercial will have one class of shares which will have full voting rights. If the Spin-off had occurred on the date of this information statement, U.S. Commercial would have had 915,000,000 shares issued less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

The U.S. Commercial shares will have full voting rights. Under the *estatutos* of GCarso, non-Mexican investors who purchase GCarso shares are required to hold them in the form of CPOs. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

GCARSO

GCarso is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Mexico D.F., Mexico. The telephone number of GCarso at this location is (525) 250 5077. For a detailed description of the businesses and operations of GCarso, shareholders should refer to the annual report of GCarso for the fiscal year ending December 31, 2000, which (i) has been filed with the Bolsa and is available on the Bolsa's website at www.bmv.com.mx. (ii) will be submitted to the Securities and Exchange Commission (the "Commission") pursuant to rule 12g3-2(b). For financial information about GCarso for the nine months ending September 30, 2001, shareholders should refer to the interim reports of GCarso dated March 31, June 30, and September 30, 2001 which (i) have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx., and (ii) will be submitted to GCarso with the Commission pursuant to rule 12g3-2(b).

GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GCarso showing the effects of the Carso Spin-off is attached hereto as Exhibit I. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

GSANBORNS

GSanborns is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Calvario No. 100, Mexico D.F., Mexico. The telephone number of GSanborns at this location is (525) 325-9986. For a detailed description of the businesses and operations of GSanborns, shareholders should refer to the annual report of GSanborns for the fiscal year ending December 31, 2000, which has been filed with the Bolsa and which is available on the Bolsa's website at www.bmv.com.mx. For financial information about GSanborns for the nine months ending September 30, 2001, shareholders should refer to the interim report of GSanborns dated March 31, June 30 and September 30, 2001, which have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx.

After the Sanborns Spin-off, GSanborns will continue to operate its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops. Approximately 80% of the shares of GSanborns are owned by GCarso.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GSanborns showing the effects of the Sanborns Spin-off is attached hereto as Exhibit II. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

CONTROLLING SHAREHOLDERS OF U.S. COMMERCIAL

Carlos Slim Helú and members of his immediate family beneficially own a majority of the shares of GCarso and, following the U.S. Commercial Spin-off, will beneficially own a majority of the shares of U.S. Commercial. GCarso is not aware of any other holders of greater than five percent.

MARKET INFORMATION

U.S. Commercial

There is no trading market for the U.S. Commercial shares or the U.S. Commercial ADSs and there can be no assurances as to the establishment or continuity of any such market. GCarso currently intends to seek approval for the listing of the U.S. Commercial shares on the Mexican Stock Exchange. Prices at which the U.S. Commercial shares and U.S. Commercial ADSs may trade after the Carso Delivery Date and after the Merger cannot be predicted.

The U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off will be freely transferable, except for U.S. Commercial shares and U.S. Commercial ADSs received by any person who may be deemed an "affiliate" of U.S. Commercial within the meaning of Rule 144 ("Rule 144") under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of U.S. Commercial after the Carso Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, U.S. Commercial, and may include the directors and principal executive officers of U.S. Commercial as well as any principal shareholder of U.S. Commercial. Persons who are affiliates of U.S. Commercial will be permitted to sell their U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Except for the U.S. Commercial shares and U.S. Commercial ADSs issued in connection with the Spin-offs and the Merger, no securities of U.S. Commercial will be outstanding as of or immediately following the Spin-offs

and the Merger. U.S. Commercial will submit materials to the Commission to establish an exemption from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

GSanborns intends to seek approval for the listing of the Tenedora shares on the Mexican Stock Exchange. The Tenedora shares will trade only from the Sanborns Delivery Date until the effective date of the Merger, when Tenedora shares will be exchanged for shares of U.S. Commercial. There can be no assurance that there will be a liquid market for Tenedora shares. Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora, and the shares of Tenedora attributable to them will be held by the Trust. Following the Merger, the Trust will deliver to or for the account of such non-Mexican shareholders the U.S. Commercial shares issued for their account.

GCarso

GCarso shares are traded on the Mexican Stock Exchange. Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. GCarso common share ADSs are issued by Citibank, N.A. as depositary. On October 16, 2001, there were 890,250,000 GCarso shares outstanding, of which 30,341,692 shares were represented by GCarso common share ADSs held by 66 holders with registered addresses in the United States. GCarso is exempt from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GCarso shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GCarso share)	
	High	**Low**
Annual highs and lows		
2000	50.70	21.00
1999	49.05	24.50
1998	56.00	20.30
1997	66.10	38.30
1996	41.70	20.85
Quarterly highs and lows		
2001:		
First quarter	30.10	20.70
Second quarter	28.35	20.80
2000		
First quarter	50.70	33.50
Second quarter	36.60	25.00
Third quarter	39.50	28.00
Fourth quarter	31.60	21.00

GSanborns

GSanborns shares are traded on the Mexican Stock Exchange. On October 25, 2001, there were 955,272,923 GSanborns shares outstanding, of which GCarso owned approximately 80%.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GSanborns shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GSanborns share)	
	High	**Low**
Annual highs and lows		
2000	24.60	11.50
1999	23.10	12.50
Quarterly highs and lows		
2001:		
First quarter	15.60	11.28
Second quarter	13.60	10.00
2000		
First quarter	24.60	18.70
Second quarter	20.50	13.90
Third quarter	18.60	13.40
Fourth quarter	16.50	11.50

The Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is generally open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the GCarso shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico, nor is it expected to apply to the U.S. Commercial shares.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of GCarso and GSanborns, are on deposit with *Indeval*. It is expected that the Tenedora and U.S. Commercial shares will be on deposit with *Indeval* as well.

ADDITIONAL INFORMATION

U.S. Commercial will seek to establish an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. In accordance therewith, it will submit to the Commission whatever information it has, from the beginning of its fiscal year, (a) made public pursuant to Mexican law, (b) filed with a stock exchange that makes such information public or (c) distributed to its security holders. After the Carso Spin-off, such documents will be available to be inspected and copied at the public reference facilities of the Commission. In order to maintain the exemption, U.S. Commercial will be required to furnish, to the Commission whatever information is made public, filed or distributed (or is or required to be made public, filed or distributed) as described above.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. These forward-looking statements relate to competition, trends and anticipated developments in the computer industry and the Mexican, Latin American and global economies. In addition, GCarso, GSanborns, Tenedora or U.S. Commercial may make forward-looking statements in future filings with the Commission and in written material, press releases and oral statements issued by or on behalf of them. Forward-looking statements include statements regarding a company's intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology) with respect to various matters.

It is important to note that actual results of GCarso, GSanborns, Tenedora or U.S. Commercial could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in Mexico and elsewhere, inflation rates, exchange rates and exchange controls in Mexico, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to GCarso or GSanborns on the date hereof. Neither GCarso nor GSanborns undertakes to update any information or forward-looking statement that may be made by it or on its behalf, in this Information Statement or otherwise, except in the normal course of its respective public disclosures.

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by GCarso or GSanborns.

Each of Tenedora and U.S. Commercial will file an application with the Mexican National Banking and Securities Commission to register its Shares in the Mexican Securities Registry maintained by the Mexican National Banking and Securities Commission, and to permit the transactions mentioned in this Information Statement. This registration and permission does not imply any certification as to the investment quality of the shares of Tenedora or U.S. Commercial, the solvency of either company, or the accuracy or completeness of the information contained herein.

EXHIBITS

Translation of a pro forma financial statement originally issued in Spanish

Grupo Carso, S.A. de C.V.

Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Current assets:			
Cash and marketable securities	$ 2,264,162	$ 1,363,500	$ 900,662
Accounts receivable	197,936	-	197,936
Total current assets	2,462,098	1,363,500	1,098,598
Investment in shares of subsidiaries and associated companies	24,483,866	3,790,080	20,693,786
Equipment, net	1,496	-	1,496
Other assets, net	289,805	-	289,805
Goodwill, net	74,541	-	74,541
	$ 27,311,806	$ 5,153,580	$ 22,158,226
Liabilities and stockholders' equity			
Current liabilities:			
Financial debt	$ 1,936,822	$ -	$ 1,936,822
Accounts payable and accrued liabilities	29,638	3,249	26,389
Total current liabilities	1,966,460	3,249	1,963,211
Deferred income taxes	1,435,103	-	1,435,103
Total liabilities	3,401,563	3,249	3,398,314
Stockholders' equity:			
Paid-in capital-			
Capital stock	1,360,291	340,073	1,020,218
Restatement of capital stock	5,479,465	1,369,866	4,109,599
Additional paid-in capital	2,461,170	615,293	1,845,877
	9,300,926	2,325,232	6,975,694
Other capital-			
Reserve for repurchase of own shares	2,822,064	705,516	2,116,548
Retained earnings	41,790,149	2,119,583	39,670,566
Cumulative effect of deferred income taxes	(6,204,576)	-	(6,204,576)
Cumulative effect of restatement	(25,100,694)	-	(25,100,694)
Net result for the period	1,302,374	-	1,302,374
Total stockholders' equity	23,910,243	5,150,331	18,759,912
	$ 27,311,806	$ 5,153,580	$ 22,158,226

The accompanying notes are an integral part of this pro forma balance sheet.

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V.

Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

1 Explanation added for translation into English:

The accompanying pro forma financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities of the Company:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and the leasing and management of commercial real estate "malls".

The Company is managed by Servicios Administrativos Lava, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

3 Restructuring:

The Company carried out a corporate restructuring, as follows:

(a) In January 2001, the following subsidiaries of Industrias Nacobre, S. A. de C. V.: Nacional de Cobre, S. A. de C. V., Cobrecel, S. A. de C. V., Conexiones Nacobre, S. A. de C. V., Mefusa, S. A. de C. V., Conectores Nacobre, S. A. de C. V. and Fundidora Nacobre, S. A. de C. V. (merged companies) merged with Cupro San Luis, S. A. de C. V. (merging company). In March 2001, Cupro San Luis, S. A. de C. V. changed its corporate name to Nacional de Cobre, S. A. de C. V. In April 2001, the following subsidiary of Grupo Calinda, S. A. de C. V.: Hotel Internacional, S. A. de C. V. (merged company) merged with Castilleja, S. A. DE C. V. (merging company).

(b) In April 2001, Grupo Condumex, S.A. de C.V. acquired 70% of the shares representing the capital stock of KB/TEL Telecomunicaciones, S.A. de C.V., which is engaged in the transmission of communications through wide band. Derived from this operation, a negative goodwill of $14,666 was recorded.

As a result of the transactions mentioned above, the following are the subsidiaries over which the Company has control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00

Expressed in thousands of Mexican pesos with purchasing power as of that date

Company	Ownership %		
	Direct	Indirect	Total
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.47	0.25	79.72
Tenedora U.S., S.A. de C.V.	79.47	0.25	79.72
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93
Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

4 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the Company adopted the regulations of revised Bulletin C-2, "Financial Instruments". This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial instruments contracted be recorded as assets and liabilities, thus affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as a hedging of assets or liabilities or future transactions will affect the assets or liabilities or the corresponding transactions when they are realized, settled or occur, respectively.

(b) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.
In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Equipment is originally recorded at its acquisition and/or construction cost and is restated using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in subsidiaries and associated companies is recorded under the equity method, based on the audited financial statements of the subsidiaries and associated companies, restated on the same basis as those of CARSO.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date generated.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Costs, expenses and revenues that are associated with a nonmonetary item are restated based on the value of the corresponding assets and liabilities.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at period end with the corresponding factor.

(c) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Investment in subsidiaries and associated companies -

The main investment in subsidiaries and associated companies is as follows:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Inmuebles Cantabria, S.A. de C.V.	$ 2,277,992	$ -	$ 2,277,992
Servicios Administrativos Lava, S.A. de C.V.	4,628	-	4,628
Proveedora Inbursa, S.A. de C.V.	4,530	-	4,530
Grupo Sanborns, S.A. de C.V.	3,088,649	-	3,088,649
Tenedora, U.S., S.A. de C.V.	3,790,080	3,790,080	-
Corporación Industrial Llantera, S.A. de C.V.	1,344,957	-	1,344,957
Empresas Frisco, S.A. de C.V.	529,249	-	529,249
Porcelanite, S.A. de C.V.	1,639,044	-	1,639,044
Servicios Corporativos Cigatam, S.A. de C.V.	12,380	-	12,380
Industrias Nacobre, S.A. de C.V.	3,654,227	-	3,654,227
Grupo Condumex, S.A. de C.V.	6,106,289	-	6,106,289
Grupo Calinda, S.A. de C.V.	728,571	-	728,571
Carso, LLC	332,211	-	332,211
Grupo Industrial Carso, S.A. de C.V.	33	-	33
Consorcio Bosques, S.A. de C.V.	651,075	-	651,075
Eficorp, S.A. de C.V.	3,101	-	3,101
Philip Morris México, S.A. de C.V.	221,751	-	221,751
Organización Recuperadora de Cartera, S.A. de C.V.	95,099	-	95,099
	$ 24,483,866	$ 3,790,080	$ 20,693,786

The amount to spin off represents 79.46847% of $4,769,288 of the investment made in the new spun-off company (Tenedora, U.S., S. A. de C. V.) of Grupo Sanborns, S. A. de C. V.

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

(e) Investment in shares of associated companies-

They represent 49.99% of the shares acquired of Philip Morris México, S.A. de C.V. and 10.00% of the shares of Organización Recuperadora de Cartera, S. A. de C. V., which have been recorded under the equity method.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimated that additional benefits will be generated from the investment. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. As of June 30, 2001, goodwill was represented mainly by the acquisition of shares of Condumex, S.A. de C.V. The amortized amount of goodwill at June 2001 amounted to $55,902.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired. As of June 30, 2001, the amortization of goodwill amounted to $5,606.

The amortization of goodwill and negative goodwill is based on restated values.

(g) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(h) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

The foreign currency hedging purchase-sale contracts are recorded at the exchange rate agreed-upon as an asset or liability in the balance sheet, recognizing in results the difference between the agreed-upon exchange rate (in the case of foreign currency futures contracts) or the exchange rate at the date of the contract (in the case of hedging contracts) and that quoted in the market as of the close of June 2001, which is included as part of the exchange gain or loss. The premium and the cost of hedging contracts are amortized over the term of the contracts.

(i) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V.

Notes to financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

(j) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5 New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 15) recorded in the financial statements represents a net liability of $23,320, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6 Foreign currency transactions and position:

At June 30, 2001, the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.09 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	234,620
Current liabilities	(10,500)
Net foreign currency denominated assets	224,120
Equivalent in thousands of Mexican pesos	$ 2,037,251

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Other income	2,145
Other expenses	(911)
Net	(1,234)
Equivalent in thousands of Mexican pesos	$ (12,027)

Expressed in thousands of Mexican pesos with purchasing power as of that date

At August 31, 2001, the unaudited foreign currency position was similar to that as of June 30, 2001 and the exchange rate was 9.1438 Mexican pesos per U.S. dollar.

7 Cash and marketable securities:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Cash	$ 1,340,966	$ 1,340,000	$ 966
Marketable securities	923,196	23,500	899,696
	$ 2,264,162	$ 1,363,500	$ 900,662

The cash to be spun off is equivalent to US$150 million and includes US$147.5 million with restricted availability. In this regard, CARSO considers that this amount will be released within 4 months when credit lines are obtained.

8 Accounts receivable and payable:

Receivable-	
Sundry debtors	$ 1,113
Recoverable taxes	174,408
Related parties	22,415
	$ 197,936

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Payable-			
Taxes payable	$ 1,987	$ -	$ 1,987
Interest payable	927	-	927
Servicios Administrativos Lava, S.A. de C.V.	3,249	3,249	-
Accrued liabilities	23,475	-	23,475
	$ 29,638	$ 3,249	$ 26,389

Expressed in thousands of Mexican pesos with purchasing power as of that date

9 Equipment:

Furniture and equipment	$ 1,097
Furniture and fixtures	114
Computer equipment	1,983
	3,194
Less- Accumulated depreciation	(1,698)
	$ 1,496

The average annual depreciation rates are as follows:

	%
Furniture and equipment	9.54
Furniture and fixtures	7.44
Computer equipment	23.78

10 Related-party transactions and balances:

The Company had the following significant transactions with related parties:

Revenues-	
Services	$ 118,625
Interest	$ 20,156
Expenses-	
Services received	$ 12,293
Interest	$ 15,715

Net balances receivable from related parties are as follows:

Servicios Industriales Nacobre, S. A. de C. V.	$ 5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.	2,358
Servicios Condumex, S.A. de C.V.	9,775
Philip Morris de México, S.A. de C.V.	2,358
Galas de México, S. A. de C. V.	322
Artes Gráficas Unidas, S. A. de C. V.	242
Porcelanite, S. A. de C. V. and Subsidiaries	1,840
	$ 22,415

Expressed in thousands of Mexican pesos with purchasing power as of that date

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax rate is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Carso, S. A. de C. V. amount to $12,663,278, $1,627,910 and $6,847,868, respectively. The CUFIN and the CUCA will spin off in the proportion that the capital stock is divided and the CUFINER will not spin off.

The Company has authorization from the Secretariat of Finance and Public Credit (SHCP) to file consolidated income and asset tax returns.

Book and taxable income-

The provision for income taxes is determined based on the amount payable according to the taxable income and the main difference between book and taxable income is represented by dividends on short-term investments in shares collected in cash.

The benefit from the consolidation of income taxes originates because certain subsidiaries had tax losses, which generates that consolidated current income taxes are lower than the sum of those of the subsidiaries that had taxable income.

Deferred taxes-

The items comprising the deferred tax liability as of June 30, 2001 are as follows:

Investment in shares	$ 138,174
Prior years' tax loss carryforwards of subsidiaries	1,264,454
Asset taxes paid by controlled companies	57,511
Other	(25,036)
Deferred income tax	$ 1,435,103

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V.

Notes to financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

12 Stockholders' equity:

At June 30, 2001, the authorized capital stock subscribed and paid is $1,398,109 at nominal value, represented by 915,000,000 common shares with no par value, of which 24,750,000 shares have been reacquired by the Company, leaving a total of 890,250,000 outstanding shares and capital stock of $1,360,291.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of June 30, 2001, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 7.1525% of capital stock.

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $12,663,278 as of June 30, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of June 30, 2001 the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

13 Other income, net:

Tax benefit of prior year	$	33,122
Services received		(39,101)
Other, net		15,662
	$	9,683

14 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that CARSO acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price CARSO paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to CARSO, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

15 Financial instruments:

From January to June 2001, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging contracts), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) Foreign currency transaction hedging contract:

An interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR-BBA, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed on the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

The amount of the net premium paid is $48,301.

(c) Forwards-

CARSO management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related to its U.S. dollar denominated liabilities by contracting the following exchange rate forwards, as follows:

Expressed in thousands of Mexican pesos with purchasing power as of that date

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
September 19, 2001	Buy	10.2039	50,000,000	$ 454,500	$ 510,197	$ (55,697)
September 19, 2001	Buy	9.2690	30,000,000	272,700	278,070	(5,370)
September 19, 2001	Buy	9.2659	60,000,000	545,400	555,954	(10,554)
				$ 1,272,600	$ 1,344,221	$ (71,621)

16 Complementary note:

In order to have complete information on Grupo Carso, S. A. de C. V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Carso before the Spinoff	U. S. Commercial Corporation, S.A. de C.V. (Spun-off)	Consolidated Grupo Carso after Spinoff
Total assets	$ 82,342,481	$ 17,965,466	$ 64,377,015
Total liabilities	$ 49,267,012	$ 8,078,076	$ 41,188,936
Net sales	$ 44,091,620	$ 19,457,345	$ 24,634,275
Operating income (loss)	$ 3,541,296	$ (294,198)	$ 3,835,494

EXHIBIT II

Translation of a pro forma financial statement originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

Assets	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Current assets:			
Cash and marketable securities	$ 505,947	$ 454,500	$ 51,447
Accounts receivable, net	237,489	-	237,489
Other current assets	13,941	-	13,941
Total current assets	757,377	454,500	302,877
Investment in shares of subsidiaries and associated companies	12,613,308	4,314,813	8,298,495
Property and equipment, net	650,235	-	650,235
Goodwill, net	371,834	-	371,834
	$ 14,392,754	$ 4,769,313	$ 9,623,441
Liabilities and stockholders' equity			
Current liabilities:			
Bank loans and current portion of long-term debt	$ 2,904,460	$ -	$ 2,904,460
Other accounts payable and accrued liabilities	30,308	25	30,283
Total current liabilities	2,934,768	25	2,934,743
Long-term debt	2,098,130	-	2,098,130
Deferred income taxes	191,702	-	191,702
Negative goodwill, net	500,289	-	500,289
Other liabilities	11,951	-	11,951
Total liabilities	5,736,840	25	5,736,815
Stockholders' equity:			
Paid-in capital-			
Capital stock	2,549,648	254,965	2,294,683
Restatement of capital stock	2,643,154	2,341,415	301,739
Additional paid-in capital	2,280,356	2,020,031	260,325
	7,473,158	4,616,411	2,856,747
Other capital-			
Retained earnings and capital reserves	4,943,551	-	4,943,551
Cumulative effect of restatement	(674,076)	-	(674,076)
Conversion effect of foreign entities	152,877	152,877	-
Initial cumulative effect of deferred taxes	(3,467,607)	-	(3,467,607)
Net result for the period	228,011	-	228,011
Total stockholders' equity	8,655,914	4,769,288	3,886,626
	$ 14,392,754	$ 4,769,313	$ 9,623,441

The accompanying notes are an integral part of this pro forma balance sheet.

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

18 Complementary note:

In order to have complete information on Grupo Sanborns, S.A. de C.V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Sanborns S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Consolidated Grupo Sanborns S.A. de C.V. after the Spinoff
Total assets	$ 36,113,840	$ 16,601,966	$ 19,511,874
Total liabilities	$ 22,695,963	$ 8,074,827	$ 14,621,136
Net sales	$ 26,944,780	$ 19,457,345	$ 7,487,435
Operating gain (loss)	$ 899,418	$ (294,198)	$ 1,193,616

The total assets are presented as modified, considering the effect of Note 2 (US$50 million valued at the exchange rate of $9.09 for each US dollar, equivalent to $454,500).

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

(c) Investment in shares of subsidiaries and associated companies-

The main investments in shares are as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Sanborn Hermanos, S.A.	$ 1,997,516	$ -	$ 1,997,516
Promotora Sanborns, S.A. de C.V.	1,550,771	-	1,550,771
Sears Roebuck	3,664,009	-	3,664,009
Sanborns, LLC	4,314,813	4,314,813	-
Controladora y Administradora de Pastelerías, S.A. de C.V.	557,996	-	557,996
Inmuebles General, S .A. de C.V.	125,865	-	125,865
Inmobiliaria Turística de Cancun, S.A. de C.V.	184,552	-	184,552
Operadora de Servicios Veracruz, S.A. de C.V.	65,034	-	65,034
Administradora de Personal de C.C.	162	-	162
Gomo	152,590	-	152,590
	$ 12,613,308	$ 4,314,813	$ 8,298,495

At June 30, 2001, the investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity.

(d) Goodwill and negative goodwill from acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimates that additional benefits will be generated from the investment. The amount amortized to June 30, 2001 was $24,630. The negative goodwill resulting from acquisitions made by the Company at prices lower than the restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized to June 30, 2001 was $144,879 and is presented net in other income in the statement of income.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(e) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(f) **Revenue recognition-**

Revenues are recognized when the services are rendered to the client.

(g) **Comprehensive result of financing-**

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of period end, affecting results as part of the comprehensive result of financing.

6 New principle account:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At June 30, 2001, the cumulative effect of the valuation of the financial instruments recorded (see Note 16) represents a $1,227,150 asset and a $1,235,925 liability with its corresponding effect in results. The unrecorded effect is not significant at this date.

7 Foreign currency transactions and position:

At June 30, 2001 the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.0900 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Current assets	18,190	-	18,190
Liabilities-			
Current	(94,000)	-	(94,000)
Long-term	(157,000)	-	(157,000)
	(251,000)	-	(251,000)
Net foreign currency denominated liabilities	(232,810)	-	(232,810)
Equivalent in thousands of Mexican pesos	$ (2,116,243)	$ -	$ (2,116,243)

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Interest expenses	$ (4,869)	$ -	$ (4,869)
Equivalent in thousands of Mexican pesos	$ (45,019)	$ -	$ (45,019)

8 Cash and marketable securities:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Cash	$ 1,274	$ -	$ 1,274
Marketable securities	504,673	454,500	50,173
	$ 505,947	$ 454,500	$ 51,447

9 Accounts receivable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Trade	$ 18,443	$ -	$ 18,443
Sundry debtors	179,847	-	179,847
	198,290	-	198,290
Less-			
Allowance for doubtful accounts	(11,843)	-	(11,843)
	186,447	-	186,447

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Recoverable income taxes	34,962	-	34,962
Recoverable value-added taxes	7,499	-	7,499
Related parties	8,581	-	8,581
	$ 237,489	$ -	$ 237,489

10 Property and equipment:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Buildings and leasehold improvements	$ 424,077	$ -	$ 424,077
Furniture and fixtures	3,097	-	3,097
Computer equipment	1,193	-	1,193
	429,177	-	429,177
Less- Accumulated depreciation	(69,964)	-	(69,964)
	359,213	-	359,213
Land	291,022	-	291,022
	$ 650,235	$ -	$ 650,235

11 Accounts payable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Taxes payable	$ 1,380	$ -	$ 1,380
Interest payable	12,570	-	12,570
Creditors from the sale of foreign currency futures	8,775	-	8,775
Other	7,583	25	7,558
	$ 30,308	$ 25	$ 30,283

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

12 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Sanborns, S.A. de C.V. amount to $1,442,120, $183,726 and $3,889,689, respectively, and do not spin off.

The Company is authorized to file consolidated income and asset tax returns with Grupo Carso, S.A. de C.V.

Tax loss carryforwards-

At June 30, 2001 the Company had tax loss carryforwards for income tax purposes for $369,131, which will be indexed for inflation through the year applied and that expire in 2010.

13 Long-term debt:

At June 30, 2001, long-term debt is as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and guarantee agreement (syndicated loan) for US$ 150 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent, and Chase Manhattan Bank as the syndicated agent. The loan is due in six semiannual payments beginning February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%	$ 599,940	$ -	$ 599,940

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and agreement (syndicated loan) for US$135 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%.	1,277,150	-	1,227,150
Long-term debt amounting to $662,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	662,000	-	662,000
Long-term debt amounting to $9,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	9,000	-	9,000
	2,498,090	-	2,498,090
Less-Current portion	(399,960)	-	(399,960)
	$ 2,098,130	$ -	$ 2,098,130

Maturity dates of long-term debt as of June 30, 2001 are as follows:

2001	$ 208,980
2002	409,050
2003	409,050
2004	1,071,050
	$ 2,098,130

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.

(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.

(c) Comply with all pertinent tax, environmental and labor law regulations.

(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.

(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.

(g) No liens shall be placed on property, other than those established in the loan agreement.

(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.

(i) Dividends other than those to the holding company shall not be paid.

(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.

(k) The only intercompany transactions to be carried out must arise from the normal course of business and at prices that are not lower than those obtained from a third party.

14 Stockholders' equity:

As of June 30, 2001, the authorized capital stock, subscribed and paid, of Grupo Sanborns is $2,549,648 at nominal value, which consists of 1,130,000,000 no-par value common shares, representing the fixed capital of Series "B-1", of which 173,408,000 are pending subscription and payment. The Company can have variable capital; however, under the Mexican laws, the Company's variable capital cannot exceed ten times the amount of the fixed portion of capital stock outstanding from one period to another. Currently, there is no variable capital outstanding.

In August 2001, the capital stock subscribed and paid was corrected with a $115 credit, leaving subscribed, paid capital stock in the amount of $2,549,763, with a charge to additional paid-in capital.

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

15 Other income, net:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Amortization of goodwill and negative goodwill, net	$ 120,249	$ -	$ 120,249
Other, net	5,178	-	5,178
	$ 125,427	$ -	$ 125,427

16 Financial instruments:

In order to cover the exchange gain or loss exposure originated by liabilities in US dollars, the Company contracted a forward on the exchange rate of the Mexican peso against the US dollar, through a sales contract that expires on September 3, 2001, at an exchange rate of $9.4257 for an amount of US$135,000,000, represented by an asset of $1,227,150 and a liability of $1,235,925.

Costs and expenses related to the forward will be recorded as part of the exchange gain or loss.

17 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure mentioned.

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

Translation of financial statements originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

1 Explanation added for translation into English:

The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Bases for preparation of financial statements:

The pro forma financial statements presented in this report and shown under the column "Before the Spinoff" were modified with respect to those originally published, since it is considered that a US$50 million loan will be obtained.

3 Activities:

The Company is a subsidiary of Grupo Carso, S.A. de C.V. ("Grupo Carso"), which is engaged in the lease and management of malls, as well as the investment in shares of companies engaged mainly in the operation of stores specialized in personal computers, software, accessories and related services in the United States of America (USA). In Mexico, the Company operates retail stores carrying gifts, music items, restaurants and bakeries; manufactures and sells chocolates, toiletry items and bread and cakes.

The Company is managed by Administradora de Personal de Centros Comerciales, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

4 CompUSA:

In March 2000, Grupo Sanborns, S.A. de C.V. acquired through Sanborns, LLC, 51% of CompUSA's common stock. CompUSA is a company incorporated in the USA that operates retail stores specialized in personal computers and related products and services. The net sales, operating loss, net loss for the period and total assets of Sanborns, LLC and subsidiaries from January 1, 2001 to June 30, 2001 amounted to: $19,457,345, $(294,198), $(243,604) and $16,147,466, respectively.

5 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest, thereby comprehensively recognizing the effects of inflation.

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

- *Balance sheet:*

  Property and equipment are originally recorded at their acquisition or construction cost and are restated by using factors derived from the National Consumer Price Index (NCPI).

  Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

  The investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity of the subsidiaries. In the case of the subsidiary abroad located in the USA, the equity method is recognized using the figures translated into Mexican pesos, in conformity with Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

  Goodwill and negative goodwill are restated using factors derived from the NCPI, from the date of contribution or generation.

  Stockholders' equity and other nonmonetary items are restated using factors derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

  Revenues and expenses, which are associated with monetary items, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

  The costs and expenses associated with other nonmonetary items are restated through period end, as a function of the nonmonetary assets consumed or sold. As stated above, depreciation is calculated on the restated value of property and equipment.

  The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through period end with the corresponding factor.

(b) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, and short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

Exhibit G

PRESS RELEASE

Mexico City, Mexico, November 5, 2001. Grupo Carso, S.A. de C.V. ("GCarso") (BMV:"GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") (BMV: "GSanborn") published today the calls to their respective extraordinary shareholders meetings in order to resolve the spin-off of CompUSA, Inc. ("CompUSA"), with which it will continue with the procedure of separating all of the outstanding shares issued by CompUSA. from its holding company GSanborns, and that represent 51% of the outstanding capital stock of CompUSA. The information related to the spin-off is publicly available through the Mexican Stock Exchange web site (www.bmv.com.mx).


NOV - 7 2001

Grupo Carso, S.A. de C.V. (File No. 82-3175)

Reinstatement of Exemption Pursuant to Rule 12g3-2(b)

Exhibits H1 through Q2

Exhibit H1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 1999 AND 1998

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**50,527,462**	100	**49,450,912**	100
2	**CURRENT ASSETS**	**19,670,778**	**39**	**20,154,463**	**41**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,551,821	11	6,293,334	13
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,990,611	12	6,708,035	14
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	895,009	2	993,888	2
6	INVENTORIES	6,875,046	14	5,951,851	12
7	OTHER CURRENT ASSETS	358,291	1	207,355	0
8	**LONG-TERM**	**1,535,096**	**3**	**996,644**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	35,933	0	51,326	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,013,642	2	446,508	1
11	OTHER INVESTMENTS	485,521	1	498,810	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**27,285,271**	**54**	**26,972,147**	**55**
13	PROPERTY	18,002,829	36	17,425,264	35
14	MACHINERY AND INDUSTRIAL	24,653,264	49	25,573,514	52
15	OTHER EQUIPMENT	2,364,397	5	2,341,533	5
16	ACCUMULATED DEPRECIATION	19,174,261	38	19,446,978	39
17	CONSTRUCTION IN PROGRESS	1,439,042	3	1,078,814	2
18	**DEFERRED ASSETS (NET)**	**1,553,864**	**3**	**908,436**	**2**
19	**OTHER ASSETS**	**482,453**	**1**	**419,222**	**1**
20	**TOTAL LIABILITIES**	**25,338,864**	100	**25,876,118**	100
21	**CURRENT LIABILITIES**	**16,274,357**	**64**	**15,682,533**	**61**
22	SUPPLIERS	3,068,812	12	3,047,568	12
23	BANK LOANS	7,293,413	29	8,332,252	32
24	STOCK MARKET LOANS	3,623,373	14	2,177,654	8
25	TAXES TO BE PAID	841,867	3	412,176	2
26	OTHER CURRENT LIABILITIES	1,446,892	6	1,712,883	7
27	**LONG-TERM LIABILITIES**	**7,269,398**	**29**	**8,225,555**	**32**
28	BANK LOANS	4,669,398	18	4,559,713	18
29	STOCK MARKET LOANS	2,600,000	10	3,577,365	14
30	OTHER LOANS	0	0	88,477	0
31	**DEFERRED LOANS**	**1,679,981**	**7**	**1,880,202**	**7**
32	**OTHER LIABILITIES**	**115,128**	**0**	**87,828**	**0**
33	**CONSOLIDATED STOCK HOLDEF**	**25,188,598**	100	**23,574,794**	100
34	**MINORITY INTEREST**	**4,498,937**	**18**	**3,112,702**	**13**
35	**MAJORITY INTEREST**	**20,689,661**	**82**	**20,462,092**	**87**
36	**CONTRIBUTED CAPITAL**	**7,653,802**	**30**	**7,669,408**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,380,743	5	1,394,242	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,371,297	17	4,373,257	19
39	PREMIUM ON SALES OF SHARES	1,901,762	8	1,901,909	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,035,859**	**52**	**12,792,684**	**54**
42	RETAINED EARNINGS AND CAPITAL RESERVE	30,488,625	121	29,242,480	124
43	REPURCHASE FUND OF SHARES	1,147,377	5	915,830	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(19,769,224)	(78)	(18,520,085)	(79)
45	NET INCOME FOR THE YEAR	1,169,081	5	1,154,459	5

02/01/1999 21:10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,551,821**	**100**	**6,293,334**	**100**
46	CASH	320,456	6	367,083	6
47	SHORT-TERM INVESTMENTS	5,231,365	94	5,926,251	94
18	**DEFERRED ASSETS (NET)**	**1,553,864**	**100**	**908,436**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	169,970	11	200,369	22
49	GOODWILL	1,376,751	89	652,468	72
50	DEFERRED TAXES	7,143	0	19,143	2
51	OTHERS	0	0	36,456	4
21	**CURRENT LIABILITIES**	**16,274,357**	**100**	**15,682,533**	**100**
52	FOREING CURRENCY LIABILITIES	5,487,293	34	7,162,500	46
53	MEXICAN PESOS LIABILITIES	10,787,064	66	8,520,033	54
24	**STOCK MARKET LOANS**	**3,623,373**	**100**	**2,177,654**	**100**
54	COMMERCIAL PAPER	1,588,373	44	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	2,035,000	56	1,773,900	81
56	CURRENT MATURITIES OF BONDS	0	0	403,754	19
26	**OTHER CURRENT LIABILITIES**	**1,446,892**	**100**	**1,712,883**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	89,862	6	199,941	12
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,357,030	94	1,512,942	88
27	**LONG-TERM LIABILITIES**	**7,269,398**	**100**	**8,225,555**	**100**
59	FOREING CURRENCY LIABILITIES	4,603,659	63	4,588,379	56
60	MEXICAN PESOS LIABILITIES	2,665,739	37	3,637,176	44
29	**STOCK MARKET LOANS**	**2,600,000**	**100**	**3,577,365**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,600,000	100	3,577,365	100
30	**OTHER LOANS**	**0**	**100**	**88,477**	**100**
63	OTHER LOANS WITH COST	0	0	88,477	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,679,981**	**100**	**1,880,202**	**100**
65	NEGATIVE GOODWILL	893,254	53	1,127,091	60
66	DEFERRED TAXES	775,101	46	734,193	39
67	OTHERS	11,626	1	18,918	1
32	**OTHER LIABILITIES**	**115,128**	**100**	**87,828**	**100**
68	RESERVES	109,811	95	87,710	100
69	OTHERS LIABILITIES	5,317	5	118	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(19,769,224)**	**100**	**(18,520,085)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	175,172	1	175,172	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(19,944,396)	(101)	(18,695,257)	(101)

05/01/1999 21:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,396,421	4,471,930
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	834	1,230
75	EMPLOYERS (*)	35,473	36,355
76	WORKERS (*)	21,681	23,135
77	CIRCULATION SHARES (*)	903,635,000	912,469,000
78	REPURCHASED SHARES (*)	11,365,000	2,531,000

29/01/1999 21:11

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**8,641,016**	**100**	**8,864,754**	**100**
2	COST OF SALES	5,791,230	67	5,910,259	67
3	**GROSS INCOME**	**2,849,786**	**33**	**2,954,495**	**33**
4	OPERATING	1,289,497	15	1,348,277	15
5	**OPERATING INCOME**	**1,560,289**	**18**	**1,606,218**	**18**
6	TOTAL FINANCING COST	(177,329)	(2)	389,597	4
7	**INCOME AFTER FINANCING COST**	**1,737,618**	**20**	**1,216,621**	**14**
8	OTHER FINANCIAL OPERATIONS	(165,436)	(2)	(632,165)	(7)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,903,054**	**22**	**1,848,786**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	689,771	8	600,889	7
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,213,283**	**14**	**1,247,897**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	108,280	1	23,753	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,321,563**	**15**	**1,271,650**	**14**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,321,563**	**15**	**1,271,650**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	901	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,321,563**	**15**	**1,270,749**	**14**
19	NET INCOME OF MINORITY INTEREST	152,482	2	116,290	1
20	**NET INCOME OF MAJORITY INTEREST**	**1,169,081**	**14**	**1,154,459**	**13**

29/01/1999 21:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**8,641,016**	**100**	**8,864,754**	**100**
21	DOMESTIC	7,265,252	84	7,516,370	85
22	FOREIGN	1,375,764	16	1,348,384	15
23	TRANSLATED INTO DOLLARS (***)	137,653	2	133,803	2
6	**TOTAL FINANCING COST**	**(177,329)**	**100**	**389,597**	**100**
24	INTEREST PAID	939,285	530	647,379	166
25	EXCHANGE LOSSES	423,170	239	643,443	165
26	INTEREST EARNED	242,265	137	264,215	68
27	EXCHANGE PROFITS	764,467	431	114,404	29
28	GAIN DUE TO MONETARY POSITION	(533,052)	(301)	(522,606)	(134)
8	**OTHER FINANCIAL OPERATIONS**	**(165,436)**	**100**	**(632,165)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(220,723)	(133)	(592,115)	(94)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	55,287	33	(40,050)	(6)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**689,771**	**100**	**600,889**	**100**
32	INCOME TAX	576,062	84	361,153	60
33	DEFERED INCOME TAX	41,852	6	140,906	23
34	WORKERS' PROFIT SHARING	52,319	8	98,830	16
35	DEFERED WORKERS' PROFIT SHARING	19,538	3	0	0

28/04/1999 21:11

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	8,641,017	8,864,755
37	NET INCOME OF THE YEAR	685,921	906,322
38	NET SALES (**)	37,322,542	37,783,465
39	OPERATION INCOME (**)	6,274,071	6,820,093
40	NET INCOME OF MAYORITY INTEREST(**)	2,846,079	7,490,215
41	NET CONSOLIDATED INCOME (**)	3,319,382	8,068,840

29/01/1999 21:11

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,321,563**	**1,270,749**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	9,483	471,648
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,331,046**	**1,742,397**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(31,063)	(741,067)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,299,983**	**1,001,330**
6	CASH FLOW FROM EXTERNAL FINANCING	(693,485)	467,833
7	CASH FLOW FROM INTERNAL FINANCING	(124,174)	(32,545)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(817,659)**	**435,288**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(721,031)**	**(608,962)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(238,707)	827,656
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,790,528	5,465,678
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,551,821	6,293,334

01/01/1999 21:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**9,483**	**471,648**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	350,169	357,893
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(340,686)	113,755
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(31,063)**	**(741,067)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	220,022	167,115
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	245,049	178,693
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	161,636	255,148
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(563,305)	(936,331)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(94,465)	(405,692)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(693,485)**	**467,833**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	447,467	697,145
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(916,719)	(176,523)
25	+ DIVIDEND RECEIVED	229,801	10,028
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(454,034)	(62,817)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(124,174)**	**(32,545)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,333)	(689)
31	(-) DIVIDENS PAID	(100,765)	(10,499)
32	+ PREMIUM ON SALE OF SHARES	(22,076)	(21,357)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(721,031)**	**(608,962)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(59,194)	(5,830)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(763,691)	(470,112)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	96,231	(147,868)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	5,623	14,848
39	+ (-) OTHER ITEMS	0	0

01/01/1999 21:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.29	%	14.33	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.76	%	36.61	%
3	NET INCOME TO TOTAL ASSETS (**)	6.57	%	16.32	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	40.33	%	41.13	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.74	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.37	times	1.40	times
8	INVENTORIES ROTATION (**)	3.68	times	4.23	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54	days	59	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.84	%	17.52	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.15	%	52.33	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.01	times	1.10	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.82	%	45.41	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	26.64	%	30.50	%
15	OPERATING INCOME TO INTEREST PAID	1.66	times	2.48	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.47	times	1.46	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.21	times	1.29	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.79	times	0.91	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.78	times	0.78	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.11	%	40.13	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.40	%	19.66	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.36)	%	(8.36)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.38	times	1.55	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	84.81	%	107.48	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	15.19	%	(7.48)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	105.92	%	77.20	

01/01/1999 21:12

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.14	$ 8.20
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.66	$ 3.93
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 4.90
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 22.90	$ 22.42
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.70 times	2.77 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.40 times	7.58 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

01/01/1999 21:12

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A - 1		8	903,635,000		811,080,066	92,554,934	1,380,743	
TOTAL			**903,635,000**	**0**	**811,080,066**	**92,554,934**	**1,380,743**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
903,635,000.00
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A - 1	11,365,000	35.05000	38.95000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **1999** AND **1998** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJADNRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT APRIL 28 OF 1999

Exhibit H2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 1999 AND 1998

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,710,804**	**100**	**23,084,159**	**100**
2	**CURRENT ASSETS**	**1,542,772**	**7**	**2,568,598**	**11**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,258,153	6	2,447,365	11
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	24,721	0	32,080	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	259,898	1	89,153	0
8	**LONG-TERM**	**20,876,786**	**92**	**20,146,871**	**87**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	20,876,786	92	20,146,871	87
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,238**	**0**	**994**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,994	0	2,525	0
16	ACCUMULATED DEPRECIATION	756	0	1,531	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**275,598**	**1**	**367,696**	**2**
19	**OTHER ASSETS**	**14,410**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,021,143**	**100**	**2,622,067**	**100**
21	**CURRENT LIABILITIES**	**394,532**	**20**	**2,401,505**	**92**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	328,555	13
24	STOCK MARKET LOANS	118,373	6	1,773,900	68
25	TAXES TO BE PAID	258,827	13	164,394	6
26	OTHER CURRENT LIABILITIES	17,332	1	134,656	5
27	**LONG-TERM LIABILITIES**	**1,500,000**	**74**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	,500,000	74	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**126,611**	**6**	**220,562**	**8**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	689,661	100	20,462,092	100
36	**CONTRIBUTED CAPITAL**	**7,653,802**	**37**	**7,669,408**	**37**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,380,743	7	1,394,242	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,371,297	21	4,373,257	21
39	PREMIUM ON SALES OF SHARES	1,901,762	9	1,901,909	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,035,859**	**63**	**12,792,684**	**63**
42	RETAINED EARNINGS AND CAPITAL RESERVE	30,488,625	147	29,242,480	143
43	REPURCHASE FUND OF SHARES	1,147,377	6	915,830	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(19,769,224)	(96)	(18,520,085)	(91)
45	NET INCOME FOR THE YEAR	1,169,081	6	1,154,459	6

02/01/1999 19:17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,258,153**	**100**	**2,447,365**	**100**
46	CASH	4,607	0	225	0
47	SHORT-TERM INVESTMENTS	1,253,546	100	2,447,140	100
18	**DEFERRED ASSETS (NET)**	**275,598**	**100**	**367,696**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,036	1	0	0
49	GOODWILL	273,562	99	367,696	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**394,532**	**100**	**2,401,505**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	447,329	19
53	MEXICAN PESOS LIABILITIES	394,532	100	1,954,176	81
24	**STOCK MARKET LOANS**	**118,373**	**100**	**1,773,900**	**100**
54	COMMERCIAL PAPER	118,373	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	1,773,900	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**17,332**	**100**	**134,656**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	118,778	88
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,332	100	15,878	12
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	0	0
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**126,611**	**100**	**220,562**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	126,611	100	220,562	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(19,769,224)**	**100**	**(18,520,085)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	175,172	1	175,172	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(19,944,396)	(101)	(18,695,257)	(101)

05/01/1999 19:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,148,240	167,093
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	903,635,000	912,469,000
78	REPURCHASED SHARES (*)	11,365,000	2,531,000

29/01/1999 19:18

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**59,287**	**100**	**74,934**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**59,287**	**100**	**74,934**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**59,287**	**100**	**74,934**	**100**
6	TOTAL FINANCING COST	123,519	208	85,303	114
7	**INCOME AFTER FINANCING COST**	**(64,232)**	**(108)**	**(10,369)**	**(14)**
8	OTHER FINANCIAL OPERATIONS	71,830	121	(535,170)	(714)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(136,062)**	**(229)**	**524,801**	**700**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(99,163)	(167)	54,972	73
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(36,899)**	**(62)**	**469,829**	**627**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,205,980	2,034	684,630	914
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,169,081**	**1,972**	**1,154,459**	**1,541**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,169,081**	**1,972**	**1,154,459**	**1,541**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,169,081**	**1,972**	**1,154,459**	**1,541**

29/01/1999 19:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**59,287**	**100**	**74,934**	**100**
21	DOMESTIC	59,287	100	74,934	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**123,519**	**100**	**85,303**	**100**
24	INTEREST PAID	153,023	124	115,986	136
25	EXCHANGE LOSSES	19,210	16	11,884	14
26	INTEREST EARNED	29,012	23	6,731	8
27	EXCHANGE PROFITS	13,807	11	11,668	14
28	GAIN DUE TO MONETARY POSITION	(5,895)	(5)	(24,168)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**71,830**	**100**	**(535,170)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(5,146)	(7)	(518,309)	(97)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	76,976	107	(16,861)	(3)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(99,163)**	**100**	**54,972**	**100**
32	INCOME TAX	(103,318)	(104)	(116,861)	(213)
33	DEFERED INCOME TAX	4,155	4	171,833	313
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

28/04/1999 19:18

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	59,288	74,935
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	258,543	342,616
39	OPERATION INCOME (**)	258,543	342,616
41	NET CONSOLIDATED INCOME (**)	2,846,079	7,490,215

29/01/1999 19:18

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,169,081**	**1,154,459**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,229,104)	(463,000)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(60,023)**	**691,459**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	16,183	68,313
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(43,840)**	**759,772**
6	CASH FLOW FROM EXTERNAL FINANCING	289,662	(159,245)
7	CASH FLOW FROM INTERNAL FINANCING	(23,409)	(22,046)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**266,253**	**(181,291)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(647,329)**	**5,008**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(424,916)	583,489
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,683,069	1,863,876
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,258,153	2,447,365

01/01/1999 19:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,229,104)**	**(463,000)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	122	215
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,229,226)	(463,215)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**16,183**	**68,313**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	43,344	261,756
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(27,161)	(193,443)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**289,662**	**(159,245)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	118,373	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(73,050)	(91,888)
25	+ DIVIDEND RECEIVED	393,125	0
26	+ OTHER FINANCING	0	102,842
27	(-) BANK FINANCING AMORTIZATION	0	(170,199)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(148,786)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(23,409)**	**(22,046)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,333)	(689)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(22,076)	(21,357)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(647,329)**	**5,008**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(647,235)	5,259
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(94)	(251)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

01/01/1999 19:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,971.90	%	1,540.63	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.76	%	36.61	%
3	NET INCOME TO TOTAL ASSETS (**)	12.53	%	32.45	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.50	%	2.09	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	208.84	times	344.68	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	39.34	%	40.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	8.90	%	11.36	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.10	times	0.13	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	17.06	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	121,163.17	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.39	times	0.65	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.91	times	1.07	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.91	times	1.07	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.76	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	318.90	%	101.91	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(101.24)	%	922.76	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	27.30	%	91.16	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.29)	times	6.55	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	108.79	%	87.84	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(8.79)	%	12.16	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.01	%	(5.01)	

01/01/1999 19:18

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **1999**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.14		$ 8.20	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.14		$ 3.89	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (4.30)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 22.90		$ 22.42	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.70	times	2.77	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.40	times	7.58	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

01/01/1999 19:18

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit I1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**54,197,550**	**100**	**52,094,504**	**100**
2	**CURRENT ASSETS**	**21,615,986**	**40**	**20,912,582**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	6,462,161	12	6,113,765	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,664,137	12	7,050,120	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	872,725	2	871,009	2
6	INVENTORIES	7,040,658	13	6,425,560	12
7	OTHER CURRENT ASSETS	576,305	1	452,128	1
8	**LONG-TERM**	**1,828,890**	**3**	**1,087,285**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	32,933	0	47,477	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,273,784	2	424,961	1
11	OTHER INVESTMENTS	522,173	1	614,847	1
12	**PROPERTY, PLANT AND EQUIPMEN'**	**28,319,553**	**52**	**28,594,319**	**55**
13	PROPERTY	18,923,115	35	18,016,208	35
14	MACHINERY AND INDUSTRIAL	24,917,647	46	26,898,253	52
15	OTHER EQUIPMENT	2,570,418	5	2,529,712	5
16	ACCUMULATED DEPRECIATION	19,707,564	36	20,508,871	39
17	CONSTRUCTION IN PROGRESS	1,615,937	3	1,659,017	3
18	**DEFERRED ASSETS (NET)**	**1,947,929**	**4**	**1,076,033**	**2**
19	**OTHER ASSETS**	**485,192**	**1**	**424,285**	**1**
20	**TOTAL LIABILITIES**	**25,190,323**	**100**	**28,419,551**	**100**
21	**CURRENT LIABILITIES**	**16,517,024**	**66**	**17,052,710**	**60**
22	SUPPLIERS	3,086,419	12	3,107,978	11
23	BANK LOANS	7,492,692	30	10,676,234	38
24	STOCK MARKET LOANS	3,944,050	16	1,304,099	5
25	TAXES TO BE PAID	424,907	2	334,954	1
26	OTHER CURRENT LIABILITIES	1,568,956	6	1,629,445	6
27	**LONG-TERM LIABILITIES**	**6,648,340**	**26**	**9,446,809**	**33**
28	BANK LOANS	4,241,040	17	4,777,903	17
29	STOCK MARKET LOANS	2,400,000	10	4,607,558	16
30	OTHER LOANS	7,300	0	61,348	0
31	**DEFERRED LOANS**	**1,671,391**	**7**	**1,821,198**	**6**
32	**OTHER LIABILITIES**	**353,568**	**1**	**98,834**	**0**
33	**CONSOLIDATED STOCK HOLDERS' E**	**29,007,227**	**100**	**23,674,953**	**100**
34	**MINORITY INTEREST**	**5,874,662**	**20**	**3,599,191**	**15**
35	**MAJORITY INTEREST**	**23,132,565**	**80**	**20,075,762**	**85**
36	**CONTRIBUTED CAPITAL**	**7,808,628**	**27**	**7,834,506**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	5	1,391,768	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,497,768	16	4,499,162	19
39	PREMIUM ON SALES OF SHARES	1,935,671	7	1,943,576	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,323,937**	**53**	**12,241,256**	**52**
42	RETAINED EARNINGS AND CAPITAL RESERVE	31,157,299	107	28,262,862	119
43	REPURCHASE FUND OF SHARES	1,029,610	4	1,387,708	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(19,995,092)	(69)	(18,954,168)	(80)
45	NET INCOME FOR THE YEAR	3,132,120	11	1,544,854	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,462,161**	100	**6,113,765**	100
46	CASH	327,236	5	395,973	6
47	SHORT-TERM INVESTMENTS	6,134,925	95	5,717,792	94
18	**DEFERRED ASSETS (NET)**	**1,947,929**	100	**1,076,033**	100
48	AMORTIZED OR REDEEMED EXPENSES	201,842	10	245,987	23
49	GOODWILL	1,740,500	89	778,076	72
50	DEFERRED TAXES	5,587	0	12,033	1
51	OTHERS	0	0	39,937	4
21	**CURRENT LIABILITIES**	**16,517,024**	100	**17,052,710**	100
52	FOREING CURRENCY LIABILITIES	4,855,812	29	9,468,343	56
53	MEXICAN PESOS LIABILITIES	11,661,212	71	7,584,367	44
24	**STOCK MARKET LOANS**	**3,944,050**	100	**1,304,099**	100
54	COMMERCIAL PAPER	2,509,050	64	176,085	14
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,435,000	36	704,340	54
56	CURRENT MATURITIES OF BONDS	0	0	423,674	32
26	**OTHER CURRENT LIABILITIES**	**1,568,956**	100	**1,629,445**	100
57	OTHER CURRENT LIABILITIES WITH COST	182,966	12	20,800	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,385,990	88	1,608,645	99
27	**LONG-TERM LIABILITIES**	**6,648,340**	100	**9,446,809**	100
59	FOREING CURRENCY LIABILITIES	4,178,570	63	4,724,922	50
60	MEXICAN PESOS LIABILITIES	2,469,770	37	4,721,887	50
29	**STOCK MARKET LOANS**	**2,400,000**	100	**4,607,558**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	4,607,558	100
30	**OTHER LOANS**	**7,300**	100	**61,348**	100
63	OTHER LOANS WITH COST	7,300	100	61,348	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,671,391**	100	**1,821,198**	100
65	NEGATIVE GOODWILL	839,260	50	1,081,452	59
66	DEFERRED TAXES	820,831	49	724,758	40
67	OTHERS	11,300	1	14,988	1
32	**OTHER LIABILITIES**	**353,568**	100	**98,834**	100
68	RESERVES	113,199	32	97,015	98
69	OTHERS LIABILITIES	240,369	68	1,819	2
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(19,995,092)**	100	**(18,954,168)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	179,018	1	179,018	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(20,174,110)	(101)	(19,133,186)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO QUARTER:2 YEAR:1999
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,098,962	3,859,872
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	861	1,236
75	EMPLOYERS (*)	37,965	37,742
76	WORKERS (*)	22,910	24,173
77	CIRCULATION SHARES (*)	900,000,000	910,850,000
78	REPURCHASED SHARES (*)	15,000,000	4,150,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**17,954,137**	**100**	**18,183,913**	**100**
2	COST OF SALES	12,119,386	68	12,217,789	67
3	**GROSS INCOME**	**5,834,751**	**32**	**5,966,124**	**33**
4	OPERATING	2,695,840	15	2,798,203	15
5	**OPERATING INCOME**	**3,138,911**	**17**	**3,167,921**	**17**
6	TOTAL FINANCING COST	166,432	1	1,100,270	6
7	**INCOME AFTER FINANCING COST**	**2,972,479**	**17**	**2,067,651**	**11**
8	OTHER FINANCIAL OPERATIONS	(1,309,236)	(7)	(565,912)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,281,715**	**24**	**2,633,563**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,020,690	6	920,042	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,261,025**	**18**	**1,713,521**	**9**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	194,757	1	40,912	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,455,782**	**19**	**1,754,433**	**10**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,455,782**	**19**	**1,754,433**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(141)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,455,782**	**19**	**1,754,574**	**10**
19	NET INCOME OF MINORITY INTEREST	323,662	2	209,720	1
20	**NET INCOME OF MAJORITY INTEREST**	**3,132,120**	**17**	**1,544,854**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 1999

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**17,954,137**	100	**18,183,913**	100
21	DOMESTIC	15,152,490	84	15,337,247	84
22	FOREIGN	2,801,647	16	2,846,666	16
23	TRANSLATED INTO DOLLARS (***)	286,079	2	276,216	2
6	**TOTAL FINANCING COST**	**166,432**	100	**1,100,270**	100
24	INTEREST PAID	1,747,715	1,050	1,370,020	125
25	EXCHANGE LOSSES	1,085,117	652	1,447,222	132
26	INTEREST EARNED	454,264	273	564,700	51
27	EXCHANGE PROFITS	1,452,284	873	283,679	26
28	GAIN DUE TO MONETARY POSITION	(759,852)	(457)	(868,593)	(79)
8	**OTHER FINANCIAL OPERATIONS**	**(1,309,236)**	100	**(565,912)**	100
29	OTHER NET EXPENSES (INCOME) NET	(1,148,189)	(88)	(333,351)	(59)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(161,047)	(12)	(232,561)	(41)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,020,690**	100	**920,042**	100
32	INCOME TAX	791,584	78	642,574	70
33	DEFERED INCOME TAX	97,195	10	124,303	14
34	WORKERS' PROFIT SHARING	111,446	11	146,171	16
35	DEFERED WORKERS' PROFIT SHARING	20,465	2	6,994	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	17,954,138	18,183,914
37	NET INCOME OF THE YEAR	860,332	1,176,888
38	NET SALES (**)	38,139,966	38,218,384
39	OPERATION INCOME (**)	6,429,599	6,789,504
40	NET INCOME OF MAYORITY INTEREST(**)	4,480,823	7,176,794
41	NET CONSOLIDATED INCOME (**)	5,041,463	8,013,834

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 1999

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,455,782**	**1,754,574**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(465,815)	559,332
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,989,967**	**2,313,906**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,153,947)	(1,261,145)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,836,020**	**1,052,761**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,132,720)	2,666,098
7	CASH FLOW FROM INTERNAL FINANCING	(306,540)	(1,259,612)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,439,260)**	**1,406,486**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**147,875**	**(1,930,857)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	544,635	528,390
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,917,526	5,585,375
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,462,161	6,113,765

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **1999**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(465,815)**	**559,332**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	722,488	768,922
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,188,303)	(209,590)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,153,947)**	**(1,261,145)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(314,078)	(1,231)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	140,827	(100,264)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	207,674	245,927
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(635,963)	(973,744)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(552,407)	(431,833)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,132,720)**	**2,666,098**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	722,621	1,884,605
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,724,614)	781,352
25	+ DIVIDEND RECEIVED	234,846	371,937
26	+ OTHER FINANCING	(365,573)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(371,796)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(306,540)**	**(1,259,612)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(3,589)
31	(-) DIVIDENS PAID	(126,246)	(1,157,867)
32	+ PREMIUM ON SALE OF SHARES	(173,407)	(98,156)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**147,875**	**(1,930,857)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,047,077)	(524,565)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,135,569)	(1,055,469)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(194,865)	(369,578)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	8,860	18,755
39	+ (-) OTHER ITEMS	2,516,526	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: [illegible] YEAR: 1999

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	19.25	%	9.65	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.37	%	35.75	%
3	NET INCOME TO TOTAL ASSETS (**)	9.30	%	15.38	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.99	%	49.50	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.70	times	0.73	times
7	NET SALES TO FIXED ASSETS (**)	1.35	times	1.34	times
8	INVENTORIES ROTATION (**)	3.68	times	3.98	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	58	days	61	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	19.70	%	14.78	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	46.48	%	54.55	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.87	times	1.20	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.86	%	49.94	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	23.48	%	33.04	%
15	OPERATING INCOME TO INTEREST PAID	1.80	times	2.31	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.51	times	1.34	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.31	times	1.23	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.88	times	0.85	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.74	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	39.12	%	35.85	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	16.65	%	12.73	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.43)	%	(6.94)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.05	times	0.77	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	78.70	%	189.56	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	21.30	%	(89.56)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(767.92)	%	54.66	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.95	$	7.85
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	5.57	$	3.49
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	(5.01)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	25.70	$	22.04
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	1.19
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		1.70 times		2.01 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.84 times		5.65 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 1999

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A - 1		8	900,000,000		807,445,066	92,554,934	1,375,189	
TOTAL			**900,000,000**	**0**	**807,445,066**	**92,554,934**	**1,375,189**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
900,000,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A - 1	15,000,000	36.84000	43.75000

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **1999**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** OF **JUNE** OF **1999** AND **1998** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT JULY 29 OF 1999

Exhibit I2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 1999 AND 1998

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**25,326,600**	**100**	**23,313,135**	**100**
2	**CURRENT ASSETS**	**1,814,851**	**7**	**2,648,031**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	1,206,321	5	2,367,507	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	23,782	0	42,392	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	584,748	2	238,132	1
8	**LONG-TERM**	**23,239,104**	**92**	**20,312,293**	**87**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,239,104	92	20,312,293	87
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,166**	**0**	**1,040**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,112	0	2,706	0
16	ACCUMULATED DEPRECIATION	946	0	1,666	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**256,978**	**1**	**351,771**	**2**
19	**OTHER ASSETS**	**14,501**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,194,035**	**100**	**3,237,373**	**100**
21	**CURRENT LIABILITIES**	**560,065**	**26**	**1,325,268**	**41**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	1,254,208	39
24	STOCK MARKET LOANS	534,050	24	0	0
25	TAXES TO BE PAID	2,899	0	13,036	0
26	OTHER CURRENT LIABILITIES	23,116	1	58,024	2
27	**LONG-TERM LIABILITIES**	**1,500,000**	**68**	**1,760,850**	**54**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	68	1,760,850	54
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**133,970**	**6**	**151,255**	**5**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**23,132,565**	**100**	**20,075,762**	**100**
36	**CONTRIBUTED CAPITAL**	**7,808,628**	**34**	**7,834,506**	**39**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	6	1,391,768	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,497,768	19	4,499,162	22
39	PREMIUM ON SALES OF SHARES	1,935,671	8	1,943,576	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,323,937**	**66**	**12,241,256**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	31,157,299	135	28,262,862	141
43	REPURCHASE FUND OF SHARES	1,029,610	4	1,387,708	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(19,995,092)	(86)	(18,954,168)	(94)
45	NET INCOME FOR THE YEAR	3,132,120	14	1,544,854	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,206,321**	**100**	**2,367,507**	**100**
46	CASH	179	0	194	0
47	SHORT-TERM INVESTMENTS	1,206,142	100	2,367,313	100
18	**DEFERRED ASSETS (NET)**	**256,978**	**100**	**351,771**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,376	1	0	0
49	GOODWILL	255,602	99	351,771	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**560,065**	**100**	**1,325,268**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	1,254,204	95
53	MEXICAN PESOS LIABILITIES	560,065	100	71,064	5
24	**STOCK MARKET LOANS**	**534,050**	**100**	**0**	**100**
54	COMMERCIAL PAPER	534,050	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**23,116**	**100**	**58,024**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	23,116	100	58,024	100
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**1,760,850**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,760,850	100
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**1,760,850**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,760,850	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**133,970**	**100**	**151,255**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	133,970	100	151,255	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(19,995,092)**	**100**	**(18,954,168)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	179,018	1	179,018	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(20,174,110)	(101)	(19,133,186)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,254,786	1,322,763
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	900,000,000	910,850,000
78	REPURCHASED SHARES (*)	15,000,000	4,150,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**119,069**	**100**	**151,082**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**119,069**	**100**	**151,082**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**119,069**	**100**	**151,082**	**100**
6	TOTAL FINANCING COST	240,623	202	242,730	161
7	**INCOME AFTER FINANCING COST**	**(121,554)**	**(102)**	**(91,648)**	**(61)**
8	OTHER FINANCIAL OPERATIONS	(999,805)	(840)	(489,458)	(324)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**878,251**	**738**	**397,810**	**263**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(129,809)	(109)	(81,429)	(54)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,008,060**	**847**	**479,239**	**317**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,124,060	1,784	1,065,615	705
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,132,120**	**2,631**	**1,544,854**	**1,023**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,132,120**	**2,631**	**1,544,854**	**1,023**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,132,120**	**2,631**	**1,544,854**	**1,023**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**119,069**	**100**	**151,082**	**100**
21	DOMESTIC	119,069	100	151,082	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**240,623**	**100**	**242,730**	**100**
24	INTEREST PAID	282,914	118	246,777	102
25	EXCHANGE LOSSES	40,531	17	82,573	34
26	INTEREST EARNED	38,713	16	33,627	14
27	EXCHANGE PROFITS	29,877	12	24,069	10
28	GAIN DUE TO MONETARY POSITION	(14,232)	(6)	(28,924)	(12)
8	**OTHER FINANCIAL OPERATIONS**	**(999,805)**	**100**	**(489,458)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(872,403)	(87)	(303,635)	(62)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(127,402)	(13)	(185,823)	(38)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(129,809)**	**100**	**(81,429)**	**100**
32	INCOME TAX	(141,624)	(109)	(184,312)	(226)
33	DEFERED INCOME TAX	11,815	9	102,883	126
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	119,070	151,084
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	248,191	334,668
39	OPERATION INCOME (**)	248,191	334,668
41	NET CONSOLIDATED INCOME (**)	4,480,823	7,176,794

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON-CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,132,120**	**1,544,854**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,918,953)	(903,910)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**213,167**	**640,944**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(559,249)	(204,704)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(346,082)**	**436,240**
6	CASH FLOW FROM EXTERNAL FINANCING	695,275	1,194,440
7	CASH FLOW FROM INTERNAL FINANCING	(180,294)	(1,185,532)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**514,981**	**8,908**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(682,560)**	**17,666**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(513,661)	462,814
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,719,982	1,904,693
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,206,321	2,367,507

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **1999**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,918,953)**	**(903,910)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	253	317
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,919,206)	(904,227)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(559,249)**	**(204,704)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(272,305)	105,413
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(286,944)	(310,117)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**695,275**	**1,194,440**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	534,050	744,531
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(107,550)	(145,798)
25	+ DIVIDEND RECEIVED	420,825	611,991
26	+ OTHER FINANCING	(152,050)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(16,284)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(180,294)**	**(1,185,532)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(3,589)
31	(-) DIVIDENS PAID	0	(1,083,787)
32	+ PREMIUM ON SALE OF SHARES	(173,407)	(98,156)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(682,560)**	**17,666**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(682,438)	18,048
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(122)	(382)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 1999

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,630.51	%	1,022.53	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.37	%	35.75	%
3	NET INCOME TO TOTAL ASSETS (**)	17.69	%	30.78	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.45	%	1.87	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	212.86	times	321.80	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	31.90	%	25.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	8.66	%	13.89	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.09	times	0.16	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	38.74	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	128,644.94	%	169,312.50	%
15	OPERATING INCOME TO INTEREST PAID	0.42	times	0.61	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.11	times	0.10	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.24	times	2.00	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.24	times	2.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.83	times	0.82	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	215.39	%	178.64	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	179.03	%	424.24	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(469.68)	%	(135.49)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.22)	times	1.77	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	135.01	%	13,408.62	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(35.01)	%	(13,308.62)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.02	%	(2.16)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 4.95		$ 7.85	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 4.95		$ 3.35	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (4.51)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.70		$ 22.04	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 1.19	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.70	times	2.01	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.84	times	5.65	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit J1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **3** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**60,775,511**	**100**	**54,439,554**	**100**
2	**CURRENT ASSETS**	**23,611,389**	**39**	**21,582,764**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	7,001,024	12	5,024,229	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,178,917	12	7,570,425	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	939,418	2	1,294,339	2
6	INVENTORIES	7,720,933	13	7,235,305	13
7	OTHER CURRENT ASSETS	771,097	1	458,466	1
8	**LONG-TERM**	**1,990,258**	**3**	**989,204**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,500	0	43,039	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,485,157	2	427,391	1
11	OTHER INVESTMENTS	502,601	1	518,774	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**30,261,633**	**50**	**30,411,446**	**56**
13	PROPERTY	19,554,109	32	18,610,711	34
14	MACHINERY AND INDUSTRIAL	26,669,774	44	29,600,270	54
15	OTHER EQUIPMENT	2,829,541	5	2,622,018	5
16	ACCUMULATED DEPRECIATION	20,616,342	34	22,272,216	41
17	CONSTRUCTION IN PROGRESS	1,824,551	3	1,850,663	3
18	**DEFERRED ASSETS (NET)**	**2,274,789**	**4**	**999,476**	**2**
19	**OTHER ASSETS**	**2,637,442**	**4**	**456,664**	**1**
20	**TOTAL LIABILITIES**	**30,833,874**	**100**	**29,926,558**	**100**
21	**CURRENT LIABILITIES**	**22,464,446**	**73**	**19,147,517**	**64**
22	SUPPLIERS	3,088,398	10	3,513,281	12
23	BANK LOANS	11,741,888	38	9,286,764	31
24	STOCK MARKET LOANS	4,419,589	14	3,647,206	12
25	TAXES TO BE PAID	474,726	2	253,352	1
26	OTHER CURRENT LIABILITIES	2,739,845	9	2,446,914	8
27	**LONG-TERM LIABILITIES**	**6,194,570**	**20**	**8,871,603**	**30**
28	BANK LOANS	3,766,737	12	6,120,640	20
29	STOCK MARKET LOANS	2,400,000	8	2,750,963	9
30	OTHER LOANS	27,833	0	0	0
31	**DEFERRED LOANS**	**1,782,511**	**6**	**1,804,342**	**6**
32	**OTHER LIABILITIES**	**392,347**	**1**	**103,096**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**29,941,637**	**100**	**24,512,996**	**100**
34	**MINORITY INTEREST**	**6,179,236**	**21**	**3,859,610**	**16**
35	**MAJORITY INTEREST**	**23,762,401**	**79**	**20,653,386**	**84**
36	**CONTRIBUTED CAPITAL**	**7,976,854**	**27**	**7,997,788**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,371,216	5	1,383,723	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,627,275	15	4,627,653	19
39	PREMIUM ON SALES OF SHARES	1,978,363	7	1,986,412	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,785,547**	**53**	**12,655,598**	**52**
42	RETAINED EARNINGS AND CAPITAL RESERVE	31,843,417	106	28,886,492	118
43	REPURCHASE FUND OF SHARES	963,080	3	1,253,509	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(20,663,377)	(69)	(19,074,513)	(78)
45	NET INCOME FOR THE YEAR	3,642,427	12	1,590,110	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**7,001,024**	**100**	**5,024,229**	**100**
46	CASH	369,692	5	556,246	11
47	SHORT-TERM INVESTMENTS	6,631,332	95	4,467,983	89
18	**DEFERRED ASSETS (NET)**	**2,274,789**	**100**	**999,476**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	392,972	17	202,848	20
49	GOODWILL	1,704,274	75	786,763	79
50	DEFERRED TAXES	177,543	8	9,847	1
51	OTHERS	0	0	18	0
21	**CURRENT LIABILITIES**	**22,464,446**	**100**	**19,147,517**	**100**
52	FOREING CURRENCY LIABILITIES	9,256,175	41	10,583,990	55
53	MEXICAN PESOS LIABILITIES	13,208,271	59	8,563,527	45
24	**STOCK MARKET LOANS**	**4,419,589**	**100**	**3,647,206**	**100**
54	COMMERCIAL PAPER	3,784,589	86	1,678,096	46
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	635,000	14	1,969,110	54
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,739,845**	**100**	**2,446,914**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,159,951	42	542,324	22
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,579,894	58	1,904,590	78
27	**LONG-TERM LIABILITIES**	**6,194,570**	**100**	**8,871,603**	**100**
59	FOREING CURRENCY LIABILITIES	3,737,650	60	6,079,896	69
60	MEXICAN PESOS LIABILITIES	2,456,920	40	2,791,707	31
29	**STOCK MARKET LOANS**	**2,400,000**	**100**	**2,750,963**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	2,750,963	100
30	**OTHER LOANS**	**27,833**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	27,833	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,782,511**	**100**	**1,804,342**	**100**
65	NEGATIVE GOODWILL	948,232	53	1,033,241	57
66	DEFERRED TAXES	821,341	46	755,686	42
67	OTHERS	12,938	1	15,415	1
32	**OTHER LIABILITIES**	**392,347**	**100**	**103,096**	**100**
68	RESERVES	136,071	35	101,266	98
69	OTHERS LIABILITIES	256,276	65	1,830	2
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(20,663,377)**	**100**	**(19,074,513)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	182,966	1	182,966	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(20,846,343)	(101)	(19,257,479)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,146,943	2,435,247
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	895	1,255
75	EMPLOYERS (*)	39,470	37,311
76	WORKERS (*)	25,665	23,875
77	CIRCULATION SHARES (*)	897,400,000	905,585,000
78	REPURCHASED SHARES (*)	17,600,000	9,415,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**28,405,762**	**100**	**28,855,171**	**100**
2	COST OF SALES	19,379,809	68	19,435,320	67
3	**GROSS INCOME**	**9,025,953**	**32**	**9,419,851**	**33**
4	OPERATING	4,218,839	15	4,462,797	15
5	**OPERATING INCOME**	**4,807,114**	**17**	**4,957,054**	**17**
6	TOTAL FINANCING COST	555,024	2	2,527,957	9
7	**INCOME AFTER FINANCING COST**	**4,252,090**	**15**	**2,429,097**	**8**
8	OTHER FINANCIAL OPERATIONS	(844,440)	(3)	(454,012)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,096,530**	**18**	**2,883,109**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,306,517	5	1,082,210	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,790,013**	**13**	**1,800,899**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	333,422	1	50,506	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,123,435**	**15**	**1,851,405**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,123,435**	**15**	**1,851,405**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(78)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,123,435**	**15**	**1,851,483**	**6**
19	NET INCOME OF MINORITY INTEREST	481,008	2	261,373	1
20	**NET INCOME OF MAJORITY INTEREST**	**3,642,427**	**13**	**1,590,110**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**28,405,762**	**100**	**28,855,171**	**100**
21	DOMESTIC	24,122,805	85	23,921,928	83
22	FOREIGN	4,282,957	15	4,933,243	17
23	TRANSLATED INTO DOLLARS (***)	437,252	2	459,430	2
6	**TOTAL FINANCING COST**	**555,024**	**100**	**2,527,957**	**100**
24	INTEREST PAID	2,691,888	485	2,270,348	90
25	EXCHANGE LOSSES	1,250,071	225	3,418,282	135
26	INTEREST EARNED	615,310	111	962,335	38
27	EXCHANGE PROFITS	1,721,106	310	871,624	34
28	GAIN DUE TO MONETARY POSITION	(1,050,519)	(189)	(1,326,714)	(52)
8	**OTHER FINANCIAL OPERATIONS**	**(844,440)**	**100**	**(454,012)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(668,012)	(79)	5,781	1
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(176,428)	(21)	(459,793)	(101)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,306,517**	**100**	**1,082,210**	**100**
32	INCOME TAX	1,031,307	79	743,408	69
33	DEFERED INCOME TAX	90,725	7	136,217	13
34	WORKERS' PROFIT SHARING	180,319	14	172,074	16
35	DEFERED WORKERS' PROFIT SHARING	4,166	0	30,511	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: CARSO QUARTER: 3 YEAR: 1999
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	28,405,763	28,855,172
37	NET INCOME OF THE YEAR	1,187,126	1,081,001
38	NET SALES (**)	38,765,277	38,991,232
39	OPERATION INCOME (**)	6,450,894	6,824,828
40	NET INCOME OF MAYORITY INTEREST(**)	5,009,593	2,352,686
41	NET CONSOLIDATED INCOME (**)	5,685,763	2,660,749

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,123,435**	**1,851,483**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(344,862)	1,231,547
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**3,778,573**	**3,083,030**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,041,748)	(2,334,560)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,736,825**	**748,470**
6	CASH FLOW FROM EXTERNAL FINANCING	1,170,734	3,151,514
7	CASH FLOW FROM INTERNAL FINANCING	(776,592)	(1,467,218)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**394,142**	**1,684,296**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,177,779)**	**(3,117,168)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	953,188	(684,402)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,047,836	5,708,631
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,001,024	5,024,229

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(344,862)**	**1,231,547**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,172,681	1,231,772
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,517,543)	(225)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,041,748)**	**(2,334,560)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(586,366)	(301,179)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(438,475)	(457,987)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	300,460	(515,087)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(897,541)	(716,413)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(419,826)	(343,894)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,170,734**	**3,151,514**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,745,277	2,615,452
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(2,383,138)	77,624
25	+ DIVIDEND RECEIVED	265,791	380,727
26	+ OTHER FINANCING	542,804	77,711
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(776,592)**	**(1,467,218)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(10,860)	(12,859)
31	(-) DIVIDENS PAID	(499,525)	(1,182,471)
32	+ PREMIUM ON SALE OF SHARES	(266,207)	(271,888)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,177,779)**	**(3,117,168)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,833,197)	(636,118)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,685,178)	(1,981,775)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(297,221)	(520,842)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	65,729	21,567
39	+ (-) OTHER ITEMS	2,572,088	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	14.52	%	6.42	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	21.08	%	11.39	%
3	NET INCOME TO TOTAL ASSETS (**)	9.36	%	4.89	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.39	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	25.48	%	71.66	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.64	times	0.72	times
7	NET SALES TO FIXED ASSETS (**)	1.28	times	1.28	times
8	INVENTORIES ROTATION (**)	3.43	times	3.61	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	62	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.79	%	14.07	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.73	%	54.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.03	times	1.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.14	%	55.68	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	20.47	%	29.17	%
15	OPERATING INCOME TO INTEREST PAID	1.79	times	2.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.26	times	1.30	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.05	times	1.13	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.71	times	0.75	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.77	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.16	%	26.24	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.30	%	10.68	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.19)	%	(8.09)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.65	times	0.33	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	297.03	%	187.11	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(197.03)	%	(87.11)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	143.08	%	63.58	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.55	$ 2.58
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.30	$ 2.98
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.06
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 26.48	$ 22.81
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 1.22
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.49 times	1.45 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.09 times	12.83 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A -1		8	897,400,000		804,845,066	92,554,934	1,371,216	
TOTAL			**897,400,000**	**0**	**804,845,066**	**92,554,934**	**1,371,216**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
897,400,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A - 1	17,600,000	36.66000	39.35000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **1999** AND **1998** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT OCTOBER 28 OF 1999

Exhibit J2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO

Quarter: 3 Year: 1999

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**25,606,629**	**100**	**24,737,851**	**100**
2	**CURRENT ASSETS**	**1,711,395**	**7**	**3,739,506**	**15**
3	CASH AND SHORT-TERM INVESTMENTS	1,151,659	4	3,183,109	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	33,290	0	256,927	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	526,446	2	299,470	1
8	**LONG-TERM**	**23,642,567**	**92**	**20,662,339**	**84**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,642,567	92	20,662,339	84
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,251**	**0**	**996**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,337	0	1,880	0
16	ACCUMULATED DEPRECIATION	1,086	0	884	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**237,465**	**1**	**335,010**	**1**
19	**OTHER ASSETS**	**13,951**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,844,228**	**100**	**4,084,465**	**100**
21	**CURRENT LIABILITIES**	**180,010**	**10**	**2,221,709**	**54**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	196,461	5
24	STOCK MARKET LOANS	174,589	9	1,504,350	37
25	TAXES TO BE PAID	2,961	0	10,809	0
26	OTHER CURRENT LIABILITIES	2,460	0	510,089	12
27	**LONG-TERM LIABILITIES**	**1,500,000**	**81**	**1,737,450**	**43**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	81	1,737,450	43
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**164,218**	**9**	**125,306**	**3**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**23,762,401**	**100**	**20,653,386**	**100**
36	**CONTRIBUTED CAPITAL**	**7,976,854**	**34**	**7,997,788**	**39**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,371,216	6	1,383,723	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,627,275	19	4,627,653	22
39	PREMIUM ON SALES OF SHARES	1,978,363	8	1,986,412	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,785,547**	**66**	**12,655,598**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	31,843,417	134	28,886,492	140
43	REPURCHASE FUND OF SHARES	963,080	4	1,253,509	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(20,663,377)	(87)	(19,074,513)	(92)
45	NET INCOME FOR THE YEAR	3,642,427	15	1,590,110	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR: 1999
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,151,659**	**100**	**3,183,109**	**100**
46	CASH	7,090	1	182	0
47	SHORT-TERM INVESTMENTS	1,144,569	99	3,182,927	100
18	**DEFERRED ASSETS (NET)**	**237,465**	**100**	**335,010**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	717	0	0	0
49	GOODWILL	236,748	100	335,010	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**180,010**	**100**	**2,221,709**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	598,933	27
53	MEXICAN PESOS LIABILITIES	180,010	100	1,622,776	73
24	**STOCK MARKET LOANS**	**174,589**	**100**	**1,504,350**	**100**
54	COMMERCIAL PAPER	174,589	100	1,504,350	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,460**	**100**	**510,089**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	402,472	79
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,460	100	107,617	21
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**1,737,450**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,737,450	100
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**1,737,450**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,737,450	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**164,218**	**100**	**125,306**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	164,218	100	125,306	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(20,663,377)**	**100**	**(19,074,513)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	182,966	1	182,966	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(20,846,343)	(101)	(19,257,479)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER:3 YEAR:1999
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,531,385	1,517,797
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	897,400,000	905,585,000
78	REPURCHASED SHARES (*)	17,600,000	9,415,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**180,334**	**100**	**220,770**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**180,334**	**100**	**220,770**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**180,334**	**100**	**220,770**	**100**
6	TOTAL FINANCING COST	354,636	197	355,891	161
7	**INCOME AFTER FINANCING COST**	**(174,302)**	**(97)**	**(135,121)**	**(61)**
8	OTHER FINANCIAL OPERATIONS	(1,000,608)	(555)	(588,270)	(266)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**826,306**	**458**	**453,149**	**205**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(40,430)	(22)	(465,647)	(211)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**866,736**	**481**	**918,796**	**416**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,775,691	1,539	671,314	304
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,642,427**	**2,020**	**1,590,110**	**720**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,642,427**	**2,020**	**1,590,110**	**720**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,642,427**	**2,020**	**1,590,110**	**720**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**180,334**	**100**	**220,770**	**100**
21	DOMESTIC	180,334	100	220,770	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**354,636**	**100**	**355,891**	**100**
24	INTEREST PAID	415,229	117	423,531	119
25	EXCHANGE LOSSES	53,190	15	161,989	46
26	INTEREST EARNED	42,373	12	108,204	30
27	EXCHANGE PROFITS	47,745	13	68,433	19
28	GAIN DUE TO MONETARY POSITION	(23,665)	(7)	(52,992)	(15)
8	**OTHER FINANCIAL OPERATIONS**	**(1,000,608)**	**100**	**(588,270)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(854,589)	(85)	(189,016)	(32)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(146,019)	(15)	(399,254)	(68)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(40,430)**	**100**	**(465,647)**	**100**
32	INCOME TAX	(70,541)	(174)	(545,311)	(117)
33	DEFERED INCOME TAX	30,111	74	79,664	17
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	180,335	220,771
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	245,938	317,316
39	OPERATION INCOME (**)	245,938	317,316
41	NET CONSOLIDATED INCOME (**)	5,009,593	2,352,686

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,642,427**	**1,590,110**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(3,545,469)	(508,039)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**96,958**	**1,082,071**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(520,166)	(428,566)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(423,208)**	**653,505**
6	CASH FLOW FROM EXTERNAL FINANCING	791,868	1,979,922
7	CASH FLOW FROM INTERNAL FINANCING	(277,067)	(1,392,420)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**514,801**	**587,502**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(697,792)**	**(4,623)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(606,199)	1,236,384
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,757,858	1,946,725
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,151,659	3,183,109

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(3,545,469)**	**(508,039)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	377	455
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,545,846)	(508,494)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(520,166)**	**(428,566)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(214,999)	(155,396)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(305,167)	(273,170)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**791,868**	**1,979,922**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	174,589	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(142,950)	1,737,450
25	+ DIVIDEND RECEIVED	915,627	625,479
26	+ OTHER FINANCING	(155,398)	385,829
27	(-) BANK FINANCING AMORTIZATION	0	(768,836)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(277,067)**	**(1,392,420)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(10,860)	(12,859)
31	(-) DIVIDENS PAID	0	(1,107,673)
32	+ PREMIUM ON SALE OF SHARES	(266,207)	(271,888)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(697,792)**	**(4,623)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(697,489)	(4,218)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(303)	(405)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR: 1999

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,019.82	%	720.26	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	21.08	%	11.39	%
3	NET INCOME TO TOTAL ASSETS (**)	19.56	%	9.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.39	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.65	%	3.33	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	196.59	times	318.59	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	36.90	%	15.38	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	7.20	%	16.51	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.08	times	0.20	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	14.66	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	119,904.08	%	174,442.77	%
15	OPERATING INCOME TO INTEREST PAID	0.43	times	0.52	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.08	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	9.51	times	1.68	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	9.51	times	1.68	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	0.92	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	639.78	%	143.27	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	53.77	%	490.13	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(288.45)	%	(194.12)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.02)	times	1.54	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	153.82	%	337.01	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(53.82)	%	(237.01)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.04	%	8.76	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **1999**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.55		$ 2.58	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 5.55		$ 2.95	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.37	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.48		$ 22.81	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 1.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.49	times	1.45	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.09	times	12.83	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit K1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 1999

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 1999 AND 1998

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**65,204,409**	**100**	**53,761,321**	**100**
2	**CURRENT ASSETS**	**27,058,591**	**41**	**21,187,246**	39
3	CASH AND SHORT-TERM INVESTMENTS	8,185,697	13	6,201,889	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,672,335	12	6,388,431	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	995,345	2	1,102,536	2
6	INVENTORIES	8,987,183	14	6,998,007	13
7	OTHER CURRENT ASSETS	1,218,031	2	496,383	1
8	**LONG-TERM**	**1,974,175**	**3**	**1,602,823**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,500	0	40,360	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,447,417	2	1,035,845	2
11	OTHER INVESTMENTS	524,258	1	526,618	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**31,134,036**	**48**	**28,951,202**	**54**
13	PROPERTY	20,409,078	31	18,727,590	35
14	MACHINERY AND INDUSTRIAL	27,593,332	42	26,412,419	49
15	OTHER EQUIPMENT	2,987,332	5	2,608,331	5
16	ACCUMULATED DEPRECIATION	21,544,975	33	20,041,720	37
17	CONSTRUCTION IN PROGRESS	1,689,269	3	1,244,582	2
18	**DEFERRED ASSETS (NET)**	**2,250,737**	**3**	**1,612,634**	**3**
19	**OTHER ASSETS**	**2,786,870**	**4**	**407,416**	**1**
20	**TOTAL LIABILITIES**	**33,318,205**	100	**27,912,963**	100
21	**CURRENT LIABILITIES**	**21,598,955**	**65**	**17,426,538**	**62**
22	SUPPLIERS	4,272,678	13	3,841,820	14
23	BANK LOANS	9,555,269	29	8,697,614	31
24	STOCK MARKET LOANS	4,360,000	13	2,403,648	9
25	TAXES TO BE PAID	726,223	2	689,352	2
26	OTHER CURRENT LIABILITIES	2,684,785	8	1,794,104	6
27	**LONG-TERM LIABILITIES**	**9,414,239**	**28**	**8,746,525**	**31**
28	BANK LOANS	6,777,177	20	5,786,893	21
29	STOCK MARKET LOANS	2,400,000	7	2,959,632	11
30	OTHER LOANS	237,062	1	0	0
31	**DEFERRED LOANS**	**1,868,009**	**6**	**1,668,328**	**6**
32	**OTHER LIABILITIES**	**437,002**	**1**	**71,572**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**31,886,204**	**100**	**25,848,358**	**100**
34	**MINORITY INTEREST**	**6,474,199**	**20**	**3,997,139**	**15**
35	**MAJORITY INTEREST**	**25,412,005**	**80**	**21,851,219**	**85**
36	**CONTRIBUTED CAPITAL**	**8,132,513**	**26**	**8,198,974**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	4	1,382,076	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,780,978	15	4,780,038	18
39	PREMIUM ON SALES OF SHARES	1,976,346	6	2,036,860	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**17,279,492**	**54**	**13,652,245**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	32,654,548	102	29,621,942	115
43	REPURCHASE FUND OF SHARES	1,150,805	4	1,252,497	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(21,470,508)	(67)	(20,254,799)	(78)
45	NET INCOME FOR THE YEAR	4,944,647	16	3,032,605	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,185,697**	**100**	**6,201,889**	**100**
46	CASH	555,964	7	490,099	8
47	SHORT-TERM INVESTMENTS	7,629,733	93	5,711,790	92
18	**DEFERRED ASSETS (NET)**	**2,250,737**	**100**	**1,612,634**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	414,101	18	145,344	9
49	GOODWILL	1,673,442	74	1,467,261	91
50	DEFERRED TAXES	163,194	7	0	0
51	OTHERS	0	0	29	0
21	**CURRENT LIABILITIES**	**21,598,955**	**100**	**17,426,538**	**100**
52	FOREING CURRENCY LIABILITIES	6,794,875	31	7,189,295	41
53	MEXICAN PESOS LIABILITIES	14,804,080	69	10,237,243	59
24	**STOCK MARKET LOANS**	**4,360,000**	**100**	**2,403,648**	**100**
54	COMMERCIAL PAPER	4,360,000	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	2,403,648	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,684,785**	**100**	**1,794,104**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,017,981	38	311,131	17
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,666,804	62	1,482,973	83
27	**LONG-TERM LIABILITIES**	**9,414,239**	**100**	**8,746,525**	**100**
59	FOREING CURRENCY LIABILITIES	5,540,624	59	5,707,670	65
60	MEXICAN PESOS LIABILITIES	3,873,615	41	3,038,855	35
29	**STOCK MARKET LOANS**	**2,400,000**	**100**	**2,959,632**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	2,959,632	100
30	**OTHER LOANS**	**237,062**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	237,062	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,868,009**	**100**	**1,668,328**	**100**
65	NEGATIVE GOODWILL	914,391	49	985,561	59
66	DEFERRED TAXES	940,740	50	681,937	41
67	OTHERS	12,878	1	830	0
32	**OTHER LIABILITIES**	**437,002**	**100**	**71,572**	**100**
68	RESERVES	165,352	38	71,572	100
69	OTHERS LIABILITIES	271,650	62	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(21,470,508)**	**100**	**(20,254,799)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	187,615	1	187,615	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(21,658,123)	(101)	(20,442,414)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER:**4** YEAR:**1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	5,459,636	3,760,708
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	917	816
75	EMPLOYERS (*)	42,806	39,669
76	WORKERS (*)	25,191	21,135
77	CIRCULATION SHARES (*)	900,000,000	904,507,000
78	REPURCHASED SHARES (*)	15,000,000	10,493,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**40,633,628**	**100**	**40,213,580**	**100**
2	COST OF SALES	27,910,831	69	27,251,321	68
3	**GROSS INCOME**	**12,722,797**	**31**	**12,962,259**	**32**
4	OPERATING	5,906,882	15	6,193,285	15
5	**OPERATING INCOME**	**6,815,915**	**17**	**6,768,974**	**17**
6	TOTAL FINANCING COST	1,268,348	3	2,189,683	5
7	**INCOME AFTER FINANCING COST**	**5,547,567**	**14**	**4,579,291**	**11**
8	OTHER FINANCIAL OPERATIONS	(1,190,168)	(3)	(340,107)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**6,737,735**	**17**	**4,919,398**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,571,900	4	1,520,168	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,165,835**	**13**	**3,399,230**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	504,972	1	101,538	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,670,807**	**14**	**3,500,768**	**9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,670,807**	**14**	**3,500,768**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,670,807**	**14**	**3,500,768**	**9**
19	NET INCOME OF MINORITY INTEREST	726,160	2	468,163	1
20	**NET INCOME OF MAJORITY INTEREST**	**4,944,647**	**12**	**3,032,605**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**40,633,628**	**100**	**40,213,580**	**100**
21	DOMESTIC	34,916,909	86	33,393,974	83
22	FOREIGN	5,716,719	14	6,819,606	17
23	TRANSLATED INTO DOLLARS (***)	578,287	1	610,257	2
6	**TOTAL FINANCING COST**	**1,268,348**	**100**	**2,189,683**	**100**
24	INTEREST PAID	3,721,173	293	3,375,957	154
25	EXCHANGE LOSSES	1,924,591	152	3,945,158	180
26	INTEREST EARNED	718,515	57	1,446,351	66
27	EXCHANGE PROFITS	2,249,662	177	1,582,292	72
28	GAIN DUE TO MONETARY POSITION	(1,409,239)	(111)	(2,102,789)	(96)
8	**OTHER FINANCIAL OPERATIONS**	**(1,190,168)**	**100**	**(340,107)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,247,570)	(105)	252,164	74
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	57,402	5	(592,271)	(174)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,571,900**	**100**	**1,520,168**	**100**
32	INCOME TAX	1,252,517	80	1,088,382	72
33	DEFERED INCOME TAX	68,683	4	209,832	14
34	WORKERS' PROFIT SHARING	241,793	15	213,611	14
35	DEFERED WORKERS' PROFIT SHARING	8,907	1	8,343	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 4 YEAR: 1999

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	40,633,629	40,213,581
37	NET INCOME OF THE YEAR	1,002,016	1,324,726
38	NET SALES (**)	40,633,628	40,213,580
39	OPERATION INCOME (**)	6,815,915	6,768,974
40	NET INCOME OF MAYORITY INTEREST(**)	4,944,647	3,032,605
41	NET CONSOLIDATED INCOME (**)	5,670,807	3,500,768

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,670,807**	**3,500,768**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(69,545)	2,336,635
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,601,262**	**5,837,403**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,753,680)	(1,838,400)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,847,582**	**3,999,003**
6	CASH FLOW FROM EXTERNAL FINANCING	1,410,929	2,073,892
7	CASH FLOW FROM INTERNAL FINANCING	(688,767)	(1,556,558)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**722,162**	**517,334**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,585,936)**	**(4,168,430)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,983,808	347,907
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,201,889	5,853,982
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,185,697	6,201,889

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(69,545)**	**2,336,635**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,670,427	1,708,018
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,739,972)	628,617
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,753,680)**	**(1,838,400)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(912,845)	836,754
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,773,938)	(981,330)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(254,116)	(1,383,652)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	186,959	(66,396)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	260	(243,776)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,410,929**	**2,073,892**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	111,920	1,568,424
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	409,516	192,067
25	+ DIVIDEND RECEIVED	295,158	390,278
26	+ OTHER FINANCING	594,335	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(76,877)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(688,767)**	**(1,556,558)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(14,320)
31	(-) DIVIDENS PAID	(520,613)	(1,229,260)
32	+ PREMIUM ON SALE OF SHARES	(161,267)	(312,978)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,585,936)**	**(4,168,430)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,764,249)	(561,120)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,341,937)	(3,248,576)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(213,201)	(544,231)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	95,991	185,497
39	+ (-) OTHER ITEMS	2,637,460	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	13.96	%	8.71	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.46	%	13.88	%
3	NET INCOME TO TOTAL ASSETS (**)	8.70	%	6.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	24.85	%	60.07	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.75	times
7	NET SALES TO FIXED ASSETS (**)	1.31	times	1.39	times
8	INVENTORIES ROTATION (**)	3.11	times	3.89	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	50	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.28	%	16.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.10	%	51.92	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.04	times	1.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.02	%	46.20	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.24	%	30.21	%
15	OPERATING INCOME TO INTEREST PAID	1.83	times	2.01	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.22	times	1.44	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.25	times	1.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.84	times	0.81	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.81	times	0.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.90	%	35.59	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.78	%	14.52	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.78)	%	(4.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.77	times	1.18	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	195.38	%	400.88	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(95.38)	%	(300.88)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	147.67	%	77.93	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.48	$ 3.34
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.30	$ 3.85
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 28.24	$ 24.16
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 1.25
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.67 times	1.56 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.61 times	11.33 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	900,000,000			900,000,000	1,375,189	
TOTAL			**900,000,000**	**0**	**0**	**900,000,000**	**1,375,189**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
900,000,000
HARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	15,000,000	35.34000	47.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **1999** AND **1998** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT FEBRUARY 11 OF 2000

Exhibit K2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO | Quarter: 4 | Year: 1999

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 1999 AND 1998

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,305,932**	**100**	**24,151,398**	**100**
2	**CURRENT ASSETS**	**2,190,485**	**8**	**2,119,141**	**9**
3	CASH AND SHORT-TERM INVESTMENTS	1,371,744	5	1,802,635	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	45,600	0	24,589	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	773,141	3	291,917	1
8	**LONG-TERM**	**24,845,918**	**91**	**21,660,416**	**90**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,845,918	91	21,660,416	90
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,313**	**0**	**1,358**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,383	0	2,381	0
16	ACCUMULATED DEPRECIATION	1,070	0	1,023	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**217,757**	**1**	**318,109**	**1**
19	**OTHER ASSETS**	**50,459**	**0**	**52,374**	**0**
20	**TOTAL LIABILITIES**	**1,893,927**	**100**	**2,300,179**	**100**
21	**CURRENT LIABILITIES**	**146,069**	**8**	**477,884**	**21**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,700	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	128,551	7	304,316	13
26	OTHER CURRENT LIABILITIES	8,818	0	173,568	8
27	**LONG-TERM LIABILITIES**	**1,500,000**	**79**	**1,684,800**	**73**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	79	1,684,800	73
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**247,858**	**13**	**137,495**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**412,005**	**100**	**21,851,219**	**100**
36	**CONTRIBUTED CAPITAL**	**8,132,513**	**32**	**8,198,974**	**38**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	5	1,382,076	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,780,978	19	4,780,038	22
39	PREMIUM ON SALES OF SHARES	1,976,346	8	2,036,860	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**17,279,492**	**68**	**13,652,245**	**62**
42	RETAINED EARNINGS AND CAPITAL RESERVE	32,654,548	129	29,621,942	136
43	REPURCHASE FUND OF SHARES	1,150,805	5	1,252,497	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(21,470,508)	(84)	(20,254,799)	(93)
45	NET INCOME FOR THE YEAR	4,944,647	19	3,032,605	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,371,744**	**100**	**1,802,635**	**100**
46	CASH	178	0	180	0
47	SHORT-TERM INVESTMENTS	1,371,566	100	1,802,455	100
18	**DEFERRED ASSETS (NET)**	**217,757**	**100**	**318,109**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	103	0	0	0
49	GOODWILL	217,654	100	318,109	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**146,069**	**100**	**477,884**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	159,356	33
53	MEXICAN PESOS LIABILITIES	146,069	100	318,528	67
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**8,818**	**100**	**173,568**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	159,356	92
58	OTHER CURRENT LIABILITIES WITHOUT COST	8,818	100	14,212	8
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**1,684,800**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,684,800	100
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**1,684,800**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,684,800	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**247,858**	**100**	**137,495**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	247,858	100	137,495	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(21,470,508)**	**100**	**(20,254,799)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	187,615	1	187,615	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(21,658,123)	(101)	(20,442,414)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER:**4** YEAR:**1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,044,416	1,641,257
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	900,000,000	904,507,000
78	REPURCHASED SHARES (*)	15,000,000	10,493,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**243,699**	**100**	**293,670**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**243,699**	**100**	**293,670**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**243,699**	**100**	**293,670**	**100**
6	TOTAL FINANCING COST	448,662	184	476,503	162
7	**INCOME AFTER FINANCING COST**	**(204,963)**	**(84)**	**(182,833)**	**(62)**
8	OTHER FINANCIAL OPERATIONS	(1,357,255)	(557)	(734,115)	(250)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,152,292**	**473**	**551,282**	**188**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(63,568)	(26)	(349,547)	(119)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,215,860**	**499**	**900,829**	**307**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,728,787	1,530	2,131,776	726
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,944,647**	**2,029**	**3,032,605**	**1,033**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,944,647**	**2,029**	**3,032,605**	**1,033**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,944,647**	**2,029**	**3,032,605**	**1,033**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**243,699**	**100**	**293,670**	**100**
21	DOMESTIC	243,699	100	293,670	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**448,662**	**100**	**476,503**	**100**
24	INTEREST PAID	519,771	116	642,205	135
25	EXCHANGE LOSSES	56,107	13	182,792	38
26	INTEREST EARNED	46,760	10	183,738	39
27	EXCHANGE PROFITS	54,274	12	90,120	19
28	GAIN DUE TO MONETARY POSITION	(26,182)	(6)	(74,636)	(16)
8	**OTHER FINANCIAL OPERATIONS**	**(1,357,255)**	**100**	**(734,115)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,207,223)	(89)	(276,743)	(38)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(150,032)	(11)	(457,372)	(62)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(63,568)**	**100**	**(349,547)**	**100**
32	INCOME TAX	(179,160)	(282)	(447,617)	(128)
33	DEFERED INCOME TAX	115,592	182	98,070	28
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	243,700	293,671
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	243,699	293,670
39	OPERATION INCOME (**)	243,699	293,670
41	NET CONSOLIDATED INCOME (**)	4,944,647	3,032,605

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,944,647**	**3,032,605**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(4,374,457)	(1,921,773)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**570,190**	**1,110,832**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(718,927)	(48,650)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(148,737)**	**1,062,182**
6	CASH FLOW FROM EXTERNAL FINANCING	608,090	213,183
7	CASH FLOW FROM INTERNAL FINANCING	(168,154)	(1,463,101)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**439,936**	**(1,249,918)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(722,090)**	**(5,922)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(430,891)	(193,658)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,802,635	1,996,293
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,371,744	1,802,635

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(4,374,457)**	**(1,921,773)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	519	585
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(4,374,976)	(1,922,358)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(718,927)**	**(48,650)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(500,582)	43,602
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(218,345)	(92,252)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**608,090**	**213,183**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	8,700	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(184,800)	0
25	+ DIVIDEND RECEIVED	943,546	918,621
26	+ OTHER FINANCING	(159,356)	142,290
27	(-) BANK FINANCING AMORTIZATION	0	(534,187)
28	(-) STOCK MARKET AMORTIZATION	0	(313,541)
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(168,154)**	**(1,463,101)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(14,320)
31	(-) DIVIDENS PAID	0	(1,135,803)
32	+ PREMIUM ON SALE OF SHARES	(161,267)	(312,978)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(722,090)**	**(5,922)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(721,740)	(5,052)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(350)	(870)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,029.00	%	1,032.66	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.46	%	13.88	%
3	NET INCOME TO TOTAL ASSETS (**)	18.11	%	12.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.53	%	2.46	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	185.60	times	216.25	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	34.45	%	34.82	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	6.94	%	9.52	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.07	times	0.11	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	6.93	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	114,242.19	%	124,064.80	%
15	OPERATING INCOME TO INTEREST PAID	0.47	times	0.46	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	15.00	times	4.43	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	15.00	times	4.43	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.16	times	0.92	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	939.11	%	377.21	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	233.97	%	378.26	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(295.01)	%	(16.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.29)	times	1.65	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	138.22	%	(17.06)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(38.22)	%	117.06	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.05	%	14.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.48	$ 3.34
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 5.48	$ 3.34
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 28.24	$ 24.16
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 1.25
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.67 times	1.56 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.61 times	11.33 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **4** Year: **1999**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 1999 AND 1998

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**63,494,800**	**100**	**53,761,321**	**100**
2	**CURRENT ASSETS**	**24,881,694**	**39**	**21,187,246**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	6,361,257	10	6,201,889	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,641,868	12	6,388,431	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	997,889	2	1,102,536	2
6	INVENTORIES	8,970,557	14	6,998,007	13
7	OTHER CURRENT ASSETS	910,123	1	496,383	1
8	**LONG-TERM**	**2,615,115**	**4**	**1,602,823**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	40,360	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,427,441	2	1,035,845	2
11	OTHER INVESTMENTS	1,187,674	2	526,618	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**31,105,688**	**49**	**28,951,202**	**54**
13	PROPERTY	20,386,435	32	18,727,590	35
14	MACHINERY AND INDUSTRIAL	27,043,546	43	26,412,419	49
15	OTHER EQUIPMENT	3,492,471	6	2,608,331	5
16	ACCUMULATED DEPRECIATION	21,479,357	34	20,041,720	37
17	CONSTRUCTION IN PROGRESS	1,662,593	3	1,244,582	2
18	**DEFERRED ASSETS (NET)**	**4,423,107**	**7**	**1,612,634**	**3**
19	**OTHER ASSETS**	**469,196**	**1**	**407,416**	**1**
20	**TOTAL LIABILITIES**	**31,656,459**	**100**	**27,912,963**	**100**
21	**CURRENT LIABILITIES**	**20,434,096**	**65**	**17,426,538**	**62**
22	SUPPLIERS	4,253,640	13	3,841,820	14
23	BANK LOANS	8,794,815	28	8,697,614	31
24	STOCK MARKET LOANS	4,360,000	14	2,403,648	9
25	TAXES TO BE PAID	782,217	2	689,352	2
26	OTHER CURRENT LIABILITIES	2,243,424	7	1,794,104	6
27	**LONG-TERM LIABILITIES**	**9,377,235**	**30**	**8,746,525**	**31**
28	BANK LOANS	6,741,501	21	5,786,893	21
29	STOCK MARKET LOANS	2,400,000	8	2,959,632	11
30	OTHER LOANS	235,734	1	0	0
31	**DEFERRED LOANS**	**1,843,831**	**6**	**1,668,328**	**6**
32	**OTHER LIABILITIES**	**1,297**	**0**	**71,572**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**31,838,341**	**100**	**25,848,358**	**100**
34	**MINORITY INTEREST**	**6,472,558**	**20**	**3,997,139**	**15**
35	**MAJORITY INTEREST**	**25,365,783**	**80**	**21,851,219**	**85**
36	**CONTRIBUTED CAPITAL**	**8,132,513**	**26**	**8,198,974**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	4	1,382,076	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,780,978	15	4,780,038	18
39	PREMIUM ON SALES OF SHARES	1,976,346	6	2,036,860	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**17,233,270**	**54**	**13,652,245**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	32,654,548	103	29,621,942	115
43	REPURCHASE FUND OF SHARES	1,150,805	4	1,252,497	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(21,481,926)	(67)	(20,254,799)	(78)
45	NET INCOME FOR THE YEAR	4,909,843	15	3,032,605	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,361,257**	**100**	**6,201,889**	**100**
46	CASH	554,458	9	490,099	8
47	SHORT-TERM INVESTMENTS	5,806,799	91	5,711,790	92
18	**DEFERRED ASSETS (NET)**	**4,423,107**	**100**	**1,612,634**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,588,792	59	145,344	9
49	GOODWILL	1,675,002	38	1,467,261	91
50	DEFERRED TAXES	159,287	4	0	0
51	OTHERS	26	0	29	0
21	**CURRENT LIABILITIES**	**20,434,096**	**100**	**17,426,538**	**100**
52	FOREING CURRENCY LIABILITIES	5,641,730	28	7,189,295	41
53	MEXICAN PESOS LIABILITIES	14,792,366	72	10,237,243	59
24	**STOCK MARKET LOANS**	**4,360,000**	**100**	**2,403,648**	**100**
54	COMMERCIAL PAPER	4,360,000	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	2,403,648	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,243,424**	**100**	**1,794,104**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	661,361	29	311,131	17
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,582,063	71	1,482,973	83
27	**LONG-TERM LIABILITIES**	**9,377,235**	**100**	**8,746,525**	**100**
59	FOREING CURRENCY LIABILITIES	5,504,948	59	5,707,670	65
60	MEXICAN PESOS LIABILITIES	3,872,287	41	3,038,855	35
29	**STOCK MARKET LOANS**	**2,400,000**	**100**	**2,959,632**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	2,959,632	100
30	**OTHER LOANS**	**235,734**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	235,734	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,843,831**	**100**	**1,668,328**	**100**
65	NEGATIVE GOODWILL	877,539	48	985,561	59
66	DEFERRED TAXES	951,764	52	681,937	41
67	OTHERS	14,528	1	830	0
32	**OTHER LIABILITIES**	**1,297**	**100**	**71,572**	**100**
68	RESERVES	0	0	71,572	100
69	OTHERS LIABILITIES	1,297	100	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(21,481,926)**	**100**	**(20,254,799)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	187,615	1	187,615	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(21,669,541)	(101)	(20,442,414)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER:**4** YEAR:**1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,447,598	3,760,708
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	918	816
75	EMPLOYERS (*)	42,810	39,669
76	WORKERS (*)	25,185	21,135
77	CIRCULATION SHARES (*)	900,000,000	904,507,000
78	REPURCHASED SHARES (*)	15,000,000	10,493,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**40,645,545**	**100**	**40,213,580**	**100**
2	COST OF SALES	27,930,541	69	27,251,321	68
3	**GROSS INCOME**	**12,715,004**	**31**	**12,962,259**	**32**
4	OPERATING	5,960,455	15	6,193,285	15
5	**OPERATING INCOME**	**6,754,549**	**17**	**6,768,974**	**17**
6	TOTAL FINANCING COST	1,290,108	3	2,189,683	5
7	**INCOME AFTER FINANCING COST**	**5,464,441**	**13**	**4,579,291**	**11**
8	OTHER FINANCIAL OPERATIONS	(1,278,072)	(3)	(340,107)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**6,742,513**	**17**	**4,919,398**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,582,824	4	1,520,168	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,159,689**	**13**	**3,399,230**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	481,621	1	101,538	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,641,310**	**14**	**3,500,768**	**9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,641,310**	**14**	**3,500,768**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,641,310**	**14**	**3,500,768**	**9**
19	NET INCOME OF MINORITY INTEREST	731,467	2	468,163	1
20	**NET INCOME OF MAJORITY INTEREST**	**4,909,843**	**12**	**3,032,605**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**40,645,545**	**100**	**40,213,580**	**100**
21	DOMESTIC	34,931,405	86	33,393,974	83
22	FOREIGN	5,714,140	14	6,819,606	17
23	TRANSLATED INTO DOLLARS (***)	579,709	1	610,257	2
6	**TOTAL FINANCING COST**	**1,290,108**	**100**	**2,189,683**	**100**
24	INTEREST PAID	3,733,932	289	3,375,957	154
25	EXCHANGE LOSSES	1,926,778	149	3,945,158	180
26	INTEREST EARNED	684,749	53	1,446,351	66
27	EXCHANGE PROFITS	2,253,118	175	1,582,292	72
28	GAIN DUE TO MONETARY POSITION	(1,432,735)	(111)	(2,102,789)	(96)
8	**OTHER FINANCIAL OPERATIONS**	**(1,278,072)**	**100**	**(340,107)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,335,253)	(104)	252,164	74
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	57,181	4	(592,271)	(174)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,582,824**	**100**	**1,520,168**	**100**
32	INCOME TAX	1,221,816	77	1,088,382	72
33	DEFERED INCOME TAX	66,771	4	209,832	14
34	WORKERS' PROFIT SHARING	285,245	18	213,611	14
35	DEFERED WORKERS' PROFIT SHARING	8,992	1	8,343	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	40,645,546	40,213,581
37	NET INCOME OF THE YEAR	970,803	1,324,726
38	NET SALES (**)	40,645,545	40,213,580
39	OPERATION INCOME (**)	6,754,549	6,768,974
40	NET INCOME OF MAYORITY INTEREST(**)	4,909,843	3,032,605
41	NET CONSOLIDATED INCOME (**)	5,641,310	3,500,768

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,641,310**	**3,500,768**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	147,675	2,336,635
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,788,985**	**5,837,403**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,818,127)	(1,838,400)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,970,858**	**3,999,003**
6	CASH FLOW FROM EXTERNAL FINANCING	256,851	2,073,892
7	CASH FLOW FROM INTERNAL FINANCING	(688,768)	(1,556,558)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(431,917)**	**517,334**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,379,573)**	**(4,168,430)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	159,368	347,907
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,201,889	5,853,982
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,361,257	6,201,889

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**147,675**	**2,336,635**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,715,341	1,708,018
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,567,666)	628,617
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,818,127)**	**(1,838,400)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(882,378)	836,754
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,835,228)	(981,330)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(84,775)	(1,383,652)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	167,921	(66,396)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(183,667)	(243,776)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**256,851**	**2,073,892**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(648,534)	1,568,424
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	373,840	192,067
25	+ DIVIDEND RECEIVED	295,158	390,278
26	+ OTHER FINANCING	236,387	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(76,877)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(688,768)**	**(1,556,558)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(14,320)
31	(-) DIVIDENS PAID	(520,613)	(1,229,260)
32	+ PREMIUM ON SALE OF SHARES	(161,268)	(312,978)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,379,573)**	**(4,168,430)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,578,579)	(561,120)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,339,913)	(3,248,576)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(196,471)	(544,231)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	97,930	185,497
39	+ (-) OTHER ITEMS	2,637,460	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	13.88	%	8.71	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.36	%	13.88	%
3	NET INCOME TO TOTAL ASSETS (**)	8.88	%	6.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	25.40	%	60.07	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.64	times	0.75	times
7	NET SALES TO FIXED ASSETS (**)	1.31	times	1.39	times
8	INVENTORIES ROTATION (**)	3.11	times	3.89	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	50	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.10	%	16.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.86	%	51.92	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.99	times	1.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.21	%	46.20	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.15	%	30.21	%
15	OPERATING INCOME TO INTEREST PAID	1.81	times	2.01	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.28	times	1.44	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.78	times	0.81	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.79	times	0.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.13	%	35.59	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.24	%	14.52	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.93)	%	(4.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.80	times	1.18	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(59.47)	%	400.88	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	159.47	%	(300.88)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	98.33	%	77.93	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.45	$ 3.34
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.26	$ 3.85
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 28.18	$ 24.16
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 1.25
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.67 times	1.56 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.66 times	11.33 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

JUDGED INFORMATION

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	900,000,000			900,000,000	1,375,189	
TOTAL			**900,000,000**	**0**	**0**	**900,000,000**	**1,375,189**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
900,000,000
HARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	15,000,000	35.34000	47.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **DECEMBER** OF **1999** AND **1998** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT MAY 4 OF 2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 1999

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 1999 AND 1998

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,259,710**	**100**	**24,151,398**	**100**
2	**CURRENT ASSETS**	**2,190,485**	**8**	**2,119,141**	**9**
3	CASH AND SHORT-TERM INVESTMENTS	1,371,744	5	1,802,635	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,358	0	24,589	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	796,383	3	291,917	1
8	**LONG-TERM**	**24,799,696**	**91**	**21,660,416**	**90**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,799,696	91	21,660,416	90
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,313**	**0**	**1,358**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,246	0	2,381	0
16	ACCUMULATED DEPRECIATION	933	0	1,023	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**217,757**	**1**	**318,109**	**1**
19	**OTHER ASSETS**	**50,459**	**0**	**52,374**	**0**
20	**TOTAL LIABILITIES**	**1,893,927**	**100**	**2,300,179**	**100**
21	**CURRENT LIABILITIES**	**146,069**	**8**	**477,884**	**21**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,700	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	128,551	7	304,316	13
26	OTHER CURRENT LIABILITIES	8,818	0	173,568	8
27	**LONG-TERM LIABILITIES**	**1,500,000**	**79**	**1,684,800**	**73**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	79	1,684,800	73
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**247,858**	**13**	**137,495**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**25,365,783**	**100**	**21,851,219**	**100**
36	**CONTRIBUTED CAPITAL**	**8,132,513**	**32**	**8,198,974**	**38**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,189	5	1,382,076	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,780,978	19	4,780,038	22
39	PREMIUM ON SALES OF SHARES	1,976,346	8	2,036,860	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**17,233,270**	**68**	**13,652,245**	**62**
42	RETAINED EARNINGS AND CAPITAL RESERVE	32,654,548	129	29,621,942	136
43	REPURCHASE FUND OF SHARES	1,150,805	5	1,252,497	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(21,481,926)	(85)	(20,254,799)	(93)
45	NET INCOME FOR THE YEAR	4,909,843	19	3,032,605	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,371,744**	**100**	**1,802,635**	**100**
46	CASH	178	0	180	0
47	SHORT-TERM INVESTMENTS	1,371,566	100	1,802,455	100
18	**DEFERRED ASSETS (NET)**	**217,757**	**100**	**318,109**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	103	0	0	0
49	GOODWILL	217,654	100	318,109	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**146,069**	**100**	**477,884**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	159,356	33
53	MEXICAN PESOS LIABILITIES	146,069	100	318,528	67
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**8,818**	**100**	**173,568**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	159,356	92
58	OTHER CURRENT LIABILITIES WITHOUT COST	8,818	100	14,212	8
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**1,684,800**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,684,800	100
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**1,684,800**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,684,800	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**247,858**	**100**	**137,495**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	247,858	100	137,495	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(21,481,926)**	**100**	**(20,254,799)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	187,615	1	187,615	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(21,669,541)	(101)	(20,442,414)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,044,416	1,641,257
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	900,000,000	904,507,000
78	REPURCHASED SHARES (*)	15,000,000	10,493,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**243,698**	**100**	**293,670**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**243,698**	**100**	**293,670**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**243,698**	**100**	**293,670**	**100**
6	TOTAL FINANCING COST	448,662	184	476,503	162
7	**INCOME AFTER FINANCING COST**	**(204,964)**	**(84)**	**(182,833)**	**(62)**
8	OTHER FINANCIAL OPERATIONS	(1,357,256)	(557)	(734,115)	(250)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,152,292**	**473**	**551,282**	**188**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(63,568)	(26)	(349,547)	(119)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,215,860**	**499**	**900,829**	**307**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,693,983	1,516	2,131,776	726
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,909,843**	**2,015**	**3,032,605**	**1,033**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,909,843**	**2,015**	**3,032,605**	**1,033**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,909,843**	**2,015**	**3,032,605**	**1,033**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**243,698**	**100**	**293,670**	**100**
21	DOMESTIC	243,698	100	293,670	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**448,662**	**100**	**476,503**	**100**
24	INTEREST PAID	519,771	116	642,205	135
25	EXCHANGE LOSSES	56,107	13	182,792	38
26	INTEREST EARNED	46,760	10	183,738	39
27	EXCHANGE PROFITS	54,274	12	90,120	19
28	GAIN DUE TO MONETARY POSITION	(26,182)	(6)	(74,636)	(16)
8	**OTHER FINANCIAL OPERATIONS**	**(1,357,256)**	**100**	**(734,115)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,207,224)	(89)	(276,743)	(38)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(150,032)	(11)	(457,372)	(62)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(63,568)**	**100**	**(349,547)**	**100**
32	INCOME TAX	(179,160)	(282)	(447,617)	(128)
33	DEFERED INCOME TAX	115,592	182	98,070	28
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	243,699	293,671
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	243,698	293,670
39	OPERATION INCOME (**)	243,698	293,670
41	NET CONSOLIDATED INCOME (**)	4,909,843	3,032,605

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,909,843**	**3,032,605**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(4,371,611)	(1,921,773)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**538,232**	**1,110,832**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(686,969)	(48,650)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(148,737)**	**1,062,182**
6	CASH FLOW FROM EXTERNAL FINANCING	608,091	213,183
7	CASH FLOW FROM INTERNAL FINANCING	(168,155)	(1,463,101)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**439,936**	**(1,249,918)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(722,090)**	**(5,922)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(430,891)	(193,658)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,802,635	1,996,293
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,371,744	1,802,635

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(4,371,611)**	**(1,921,773)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	519	585
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(4,372,130)	(1,922,358)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(686,969)**	**(48,650)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(500,582)	43,602
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(186,387)	(92,252)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**608,091**	**213,183**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	8,700	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(184,800)	0
25	+ DIVIDEND RECEIVED	943,547	918,621
26	+ OTHER FINANCING	(159,356)	142,290
27	(-) BANK FINANCING AMORTIZATION	0	(534,187)
28	(-) STOCK MARKET AMORTIZATION	0	(313,541)
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(168,155)**	**(1,463,101)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,887)	(14,320)
31	(-) DIVIDENS PAID	0	(1,135,803)
32	+ PREMIUM ON SALE OF SHARES	(161,268)	(312,978)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(722,090)**	**(5,922)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(721,740)	(5,052)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(350)	(870)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,014.72	%	1,032.66	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.36	%	13.88	%
3	NET INCOME TO TOTAL ASSETS (**)	18.01	%	12.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	14.14	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.53	%	2.46	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	185.60	times	216.25	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	34.45	%	34.82	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	6.95	%	9.52	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.07	times	0.11	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	6.93	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	114,242.19	%	124,064.80	%
15	OPERATING INCOME TO INTEREST PAID	0.47	times	0.46	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	15.00	times	4.43	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	15.00	times	4.43	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.16	times	0.92	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	939.11	%	377.21	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	220.86	%	378.26	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(281.89)	%	(16.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.29)	times	1.65	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	138.22	%	(17.06)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(38.22)	%	117.06	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.05	%	14.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **1999**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	5.45		$	3.34	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	5.45		$	3.34	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	28.18		$	24.16	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	1.25	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.67	times		1.56	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.66	times		11.33	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit L1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **2000**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**79,283,717**	**100**	**55,635,788**	**100**
2	**CURRENT ASSETS**	**31,009,337**	**39**	**21,659,494**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	5,588,848	7	6,113,110	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,677,391	10	6,596,262	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,188,913	1	985,495	2
6	INVENTORIES	15,413,888	19	7,570,113	14
7	OTHER CURRENT ASSETS	1,140,297	1	394,514	1
8	**LONG-TERM**	**1,679,756**	**2**	**1,690,294**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,500	0	39,566	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,135,226	1	1,116,121	2
11	OTHER INVESTMENTS	542,030	1	534,607	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,304,559**	**43**	**30,043,812**	**54**
13	PROPERTY	22,375,065	28	19,822,915	36
14	MACHINERY AND INDUSTRIAL	27,231,275	34	27,145,709	49
15	OTHER EQUIPMENT	6,933,765	9	2,603,438	5
16	ACCUMULATED DEPRECIATION	24,591,932	31	21,112,779	38
17	CONSTRUCTION IN PROGRESS	2,356,386	3	1,584,529	3
18	**DEFERRED ASSETS (NET)**	**11,684,947**	**15**	**1,710,959**	**3**
19	**OTHER ASSETS**	**605,118**	**1**	**531,229**	**1**
20	**TOTAL LIABILITIES**	**46,635,938**	**100**	**27,900,623**	**100**
21	**CURRENT LIABILITIES**	**30,346,944**	**65**	**17,919,694**	**64**
22	SUPPLIERS	8,649,269	19	3,379,069	12
23	BANK LOANS	9,645,390	21	8,030,777	29
24	STOCK MARKET LOANS	6,742,557	14	3,989,696	14
25	TAXES TO BE PAID	1,115,018	2	926,979	3
26	OTHER CURRENT LIABILITIES	4,194,710	9	1,593,173	6
27	**LONG-TERM LIABILITIES**	**10,422,832**	**22**	**8,004,334**	**29**
28	BANK LOANS	6,559,996	14	5,141,474	18
29	STOCK MARKET LOANS	2,400,000	5	2,862,860	10
30	OTHER LOANS	1,462,836	3	0	0
31	**DEFERRED LOANS**	**5,716,974**	**12**	**1,849,827**	**7**
32	**OTHER LIABILITIES**	**149,188**	**0**	**126,768**	**0**
33	**CONSOLIDATED STOCK HOLDE**	**32,647,779**	**100**	**27,735,165**	**100**
34	**MINORITY INTEREST**	**9,257,803**	**28**	**4,953,779**	**18**
35	**MAJORITY INTEREST**	**23,389,976**	**72**	**22,781,386**	**82**
36	**CONTRIBUTED CAPITAL**	**8,355,881**	**26**	**8,427,601**	**30**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,370,501	4	1,380,743	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,953,613	15	4,952,828	18
39	PREMIUM ON SALES OF SHARES	2,031,767	6	2,094,030	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,034,095**	**46**	**14,353,785**	**52**
42	RETAINED EARNINGS AND CAPITAL RESERVE	38,619,950	118	33,571,025	121
43	REPURCHASE FUND OF SHARES	1,078,000	3	1,263,377	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(25,493,503)	(78)	(21,767,892)	(78)
45	NET INCOME FOR THE YEAR	829,648	3	1,287,275	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 1 YEAR: 2000

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,588,848**	**100**	**6,113,110**	**100**
46	CASH	880,312	16	352,854	6
47	SHORT-TERM INVESTMENTS	4,708,536	84	5,760,256	94
18	**DEFERRED ASSETS (NET)**	**11,684,947**	**100**	**1,710,959**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,741,451	23	187,154	11
49	GOODWILL	8,943,496	77	1,515,940	89
50	DEFERRED TAXES	0	0	7,865	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**30,346,944**	**100**	**17,919,694**	**100**
52	FOREING CURRENCY LIABILITIES	12,254,115	40	6,042,058	34
53	MEXICAN PESOS LIABILITIES	18,092,829	60	11,877,636	66
24	**STOCK MARKET LOANS**	**6,742,557**	**100**	**3,989,696**	**100**
54	COMMERCIAL PAPER	6,742,557	100	1,748,957	44
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	2,240,739	56
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,194,710**	**100**	**1,593,173**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	398,953	10	98,947	6
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,795,757	90	1,494,226	94
27	**LONG-TERM LIABILITIES**	**10,422,832**	**100**	**8,004,334**	**100**
59	FOREING CURRENCY LIABILITIES	7,971,618	76	5,069,089	63
60	MEXICAN PESOS LIABILITIES	2,451,214	24	2,935,245	37
29	**STOCK MARKET LOANS**	**2,400,000**	**100**	**2,862,860**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	2,862,860	100
30	**OTHER LOANS**	**1,462,836**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	1,462,836	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,716,974**	**100**	**1,849,827**	**100**
65	NEGATIVE GOODWILL	1,151,883	20	983,562	53
66	DEFERRED TAXES	4,446,714	78	853,464	46
67	OTHERS	118,377	2	12,801	1
32	**OTHER LIABILITIES**	**149,188**	**100**	**126,768**	**100**
68	RESERVES	144,861	97	120,913	95
69	OTHERS LIABILITIES	4,327	3	5,855	5
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(25,493,503)**	**100**	**(21,767,892)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	192,876	1	192,876	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(25,686,379)	(101)	(21,960,768)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2000

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	662,393	3,739,800
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,322	834
75	EMPLOYERS (*)	61,340	35,473
76	WORKERS (*)	25,752	21,681
77	CIRCULATION SHARES (*)	896,932,000	903,635,000
78	REPURCHASED SHARES (*)	18,068,000	11,365,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,921,131**	**100**	**9,514,622**	**100**
2	COST OF SALES	10,760,853	72	6,376,723	67
3	**GROSS INCOME**	**4,160,278**	**28**	**3,137,899**	**33**
4	OPERATING	2,248,020	15	1,419,865	15
5	**OPERATING INCOME**	**1,912,258**	**13**	**1,718,034**	**18**
6	TOTAL FINANCING COST	331,085	2	(195,257)	(2)
7	**INCOME AFTER FINANCING COST**	**1,581,173**	**11**	**1,913,291**	**20**
8	OTHER FINANCIAL OPERATIONS	(48,399)	0	(182,162)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,629,572**	**11**	**2,095,453**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	741,145	5	759,507	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**888,427**	**6**	**1,335,946**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	93,544	1	119,227	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**981,971**	**7**	**1,455,173**	**15**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**981,971**	**7**	**1,455,173**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**981,971**	**7**	**1,455,173**	**15**
19	NET INCOME OF MINORITY INTEREST	152,323	1	167,898	2
20	**NET INCOME OF MAJORITY INTEREST**	**829,648**	**6**	**1,287,275**	**14**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**14,921,131**	**100**	**9,514,622**	**100**
21	DOMESTIC	9,634,179	65	7,999,768	84
22	FOREIGN	5,286,952	35	1,514,854	16
23	TRANSLATED INTO DOLLARS (***)	569,265	4	137,653	1
6	**TOTAL FINANCING COST**	**331,085**	**100**	**(195,257)**	**100**
24	INTEREST PAID	973,511	294	1,034,247	530
25	EXCHANGE LOSSES	380,208	115	465,953	239
26	INTEREST EARNED	130,478	39	266,758	137
27	EXCHANGE PROFITS	510,290	154	841,755	431
28	GAIN DUE TO MONETARY POSITION	(381,866)	(115)	(586,944)	(301)
8	**OTHER FINANCIAL OPERATIONS**	**(48,399)**	**100**	**(182,162)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	411,455	850	(243,038)	(133)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(459,854)	(950)	60,876	33
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**741,145**	**100**	**759,507**	**100**
32	INCOME TAX	700,672	95	634,302	84
33	DEFERED INCOME TAX	(81,722)	(11)	46,083	6
34	WORKERS' PROFIT SHARING	127,475	17	57,608	8
35	DEFERED WORKERS' PROFIT SHARING	(5,280)	(1)	21,514	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	14,921,132	9,514,623
37	NET INCOME OF THE YEAR	1,574,085	755,268
38	NET SALES (**)	47,194,193	41,095,851
39	OPERATION INCOME (**)	7,138,576	6,908,380
40	NET INCOME OF MAYORITY INTEREST(**)	4,590,183	3,133,818
41	NET CONSOLIDATED INCOME (**)	5,326,629	3,654,972

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**981,971**	**1,455,173**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	388,635	10,441
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,370,606**	**1,465,614**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,147,970	(34,203)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,518,576**	**1,431,411**
6	CASH FLOW FROM EXTERNAL FINANCING	342,763	(763,596)
7	CASH FLOW FROM INTERNAL FINANCING	(334,024)	(136,728)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**8,739**	**(900,324)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,478,475)**	**(793,927)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(951,160)	(262,840)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,540,008	6,375,950
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,588,848	6,113,110

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**388,635**	**10,441**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	489,123	385,571
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(100,488)	(375,130)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,147,970**	**(34,203)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,430,302	242,266
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	168,867	269,823
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	78,652	177,978
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(993,810)	(620,255)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	463,959	(104,015)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**342,763**	**(763,596)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,863,482	492,706
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(2,548,839)	(1,009,399)
25	+ DIVIDEND RECEIVED	343,264	253,034
26	+ OTHER FINANCING	(315,144)	(499,937)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(334,024)**	**(136,728)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,688)	(1,468)
31	(-) DIVIDENS PAID	(224,260)	(110,952)
32	+ PREMIUM ON SALE OF SHARES	(105,076)	(24,308)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,478,475)**	**(793,927)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,717,991)	(65,179)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(335,683)	(840,900)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(451,270)	105,960
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	26,469	6,192
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: **2000**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	6.58 %	15.29 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.62 %	13.76 %
3	NET INCOME TO TOTAL ASSETS (**)	6.72 %	6.57 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	38.89 %	40.33 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.60 times	0.74 times
7	NET SALES TO FIXED ASSETS (**)	1.38 times	1.37 times
8	INVENTORIES ROTATION (**)	2.15 times	3.68 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40 days	54 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.89 %	18.84 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.82 %	50.15 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.43 times	1.01 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.37 %	39.82 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.38 %	26.64 %
15	OPERATING INCOME TO INTEREST PAID	1.96 times	1.66 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.01 times	1.47 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.02 times	1.21 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.51 times	0.79 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66 times	0.78 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.42 %	34.11 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	9.19 %	15.40 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	7.69 %	(0.36) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.59 times	1.38 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3,922.22 %	84.81 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(3,822.22) %	15.19 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	9.65 %	105.92

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.10		$ 3.46	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 5.92		$ 4.03	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.08		$ 25.21	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.35	times	1.70	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.91	times	12.40	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	896,932,000			896,932,000	1,370,501	
TOTAL			**896,932,000**	**0**	**0**	**896,932,000**	**1,370,501**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
896,932,000

HARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	18,068,000	35.41000	35.25000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT MAY 3 OF 2000

Exhibit L2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO — Quarter: 1 Year: 2000

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**25,353,170**	**100**	**25,006,866**	**100**
2	**CURRENT ASSETS**	**2,735,537**	**11**	**1,698,746**	**7**
3	CASH AND SHORT-TERM INVESTMENTS	2,374,376	9	1,385,352	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,390	0	27,220	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	338,771	1	286,174	1
8	**LONG-TERM**	**22,390,408**	**88**	**22,987,429**	**92**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	22,390,408	88	22,987,429	92
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,296**	**0**	**1,363**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,378	0	2,195	0
16	ACCUMULATED DEPRECIATION	1,082	0	832	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**199,638**	**1**	**303,461**	**1**
19	**OTHER ASSETS**	**26,291**	**0**	**15,867**	**0**
20	**TOTAL LIABILITIES**	**1,963,194**	**100**	**2,225,480**	**100**
21	**CURRENT LIABILITIES**	**291,153**	**15**	**434,418**	**20**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	130,340	6
25	TAXES TO BE PAID	270,266	14	284,994	13
26	OTHER CURRENT LIABILITIES	20,887	1	19,084	1
27	**LONG-TERM LIABILITIES**	**1,500,000**	**76**	**1,651,650**	**74**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	76	1,651,650	74
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**172,041**	**9**	**139,412**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**23,389,976**	**100**	**22,781,386**	**100**
36	**CONTRIBUTED CAPITAL**	**8,355,881**	**36**	**8,427,601**	**37**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,370,501	6	1,380,743	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,953,613	21	4,952,828	22
39	PREMIUM ON SALES OF SHARES	2,031,767	9	2,094,030	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,034,095**	**64**	**14,353,785**	**63**
42	RETAINED EARNINGS AND CAPITAL RESERVE	35,988,964	154	33,571,025	147
43	REPURCHASE FUND OF SHARES	1,078,000	5	1,263,377	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(22,862,517)	(98)	(21,767,892)	(96)
45	NET INCOME FOR THE YEAR	829,648	4	1,287,275	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 1 YEAR: 2000

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,374,376**	**100**	**1,385,352**	**100**
46	CASH	(2,013)	0	5,073	0
47	SHORT-TERM INVESTMENTS	2,376,389	100	1,380,279	100
18	**DEFERRED ASSETS (NET)**	**199,638**	**100**	**303,461**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,698	1	2,242	1
49	GOODWILL	197,940	99	301,219	99
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**291,153**	**100**	**434,418**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	291,153	100	434,418	100
24	**STOCK MARKET LOANS**	**0**	**100**	**130,340**	**100**
54	COMMERCIAL PAPER		0	130,340	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**20,887**	**100**	**19,084**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	20,887	100	19,084	100
27	**LONG-TERM LIABILITIES**	**1,500,000**	**100**	**1,651,650**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,651,650	100
29	**STOCK MARKET LOANS**	**1,500,000**	**100**	**1,651,650**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,651,650	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**172,041**	**100**	**139,412**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	172,041	100	139,412	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(22,862,517)**	**100**	**(21,767,892)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	192,876	1	192,876	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(23,055,393)	(101)	(21,960,768)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 1 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,444,384	1,264,328
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	896,932,000	903,635,000
78	REPURCHASED SHARES (*)	18,068,000	11,365,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**58,770**	**100**	**65,281**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**58,770**	**100**	**65,281**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**58,770**	**100**	**65,281**	**100**
6	TOTAL FINANCING COST	105,336	179	136,007	208
7	**INCOME AFTER FINANCING COST**	**(46,566)**	**(79)**	**(70,726)**	**(108)**
8	OTHER FINANCIAL OPERATIONS	(98,769)	(168)	79,092	121
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**52,203**	**89**	**(149,818)**	**(229)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	60,667	103	(109,188)	(167)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(8,464)**	**(14)**	**(40,630)**	**(62)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	838,112	1,426	1,327,905	2,034
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**829,648**	**1,412**	**1,287,275**	**1,972**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**829,648**	**1,412**	**1,287,275**	**1,972**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**829,648**	**1,412**	**1,287,275**	**1,972**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**58,770**	**100**	**65,281**	**100**
21	DOMESTIC	58,770	100	65,281	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**105,336**	**100**	**136,007**	**100**
24	INTEREST PAID	79,933	76	168,494	124
25	EXCHANGE LOSSES	55,529	53	21,152	16
26	INTEREST EARNED	19,547	19	31,945	23
27	EXCHANGE PROFITS	23,736	23	15,203	11
28	GAIN DUE TO MONETARY POSITION	13,157	12	(6,491)	(5)
8	**OTHER FINANCIAL OPERATIONS**	**(98,769)**	**100**	**79,092**	**100**
29	OTHER NET EXPENSES (INCOME) NET	312,908	317	(5,666)	(7)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(411,677)	(417)	84,758	107
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**60,667**	**100**	**(109,188)**	**100**
32	INCOME TAX	112,469	185	(113,763)	(104)
33	DEFERED INCOME TAX	(51,802)	(85)	4,575	4
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	58,771	65,282
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	244,035	284,682
39	OPERATION INCOME (**)	244,035	284,682
41	NET CONSOLIDATED INCOME (**)	4,590,183	3,133,818

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**829,648**	**1,287,275**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(830,643)	(1,353,366)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(995)**	**(66,091)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	648,332	17,819
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**647,337**	**(48,272)**
6	CASH FLOW FROM EXTERNAL FINANCING	503,071	318,947
7	CASH FLOW FROM INTERNAL FINANCING	(109,764)	(25,776)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**393,307**	**293,171**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(76,558)**	**(712,774)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	964,086	(467,875)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,410,290	1,853,227
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,374,376	1,385,352

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(830,643)**	**(1,353,366)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	123	134
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(830,766)	(1,353,500)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**648,332**	**17,819**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	498,408	47,726
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	149,924	(29,907)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**503,071**	**318,947**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(8,944)	130,340
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(42,150)	(80,435)
25	+ DIVIDEND RECEIVED	554,165	432,870
26	+ OTHER FINANCING	0	(163,828)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(109,764)**	**(25,776)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,688)	(1,468)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES	(105,076)	(24,308)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(76,558)**	**(712,774)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(76,489)	(712,670)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(69)	(104)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,411.69	%	1,971.90	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.62	%	13.76	%
3	NET INCOME TO TOTAL ASSETS (**)	18.10	%	12.53	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.59)	%	0.50	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	188.30	times	208.86	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	29.72	%	39.34	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	7.74	%	8.90	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.08	times	0.10	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	115,740.74	%	121,177.55	%
15	OPERATING INCOME TO INTEREST PAID	0.74	times	0.39	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.12	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	9.40	times	3.91	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	9.40	times	3.91	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.39	times	0.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	815.51	%	318.90	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(1.69)	%	(101.24)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1,103.17	%	27.30	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	8.10	times	(0.29)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	127.91	%	108.79	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(27.91)	%	(8.79)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.09	%	0.01	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.10		$ 3.46	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 5.10		$ 3.46	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.08		$ 25.21	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.35	times	1.70	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.91	times	12.40	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit M1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 2 Year: 2000

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**81,011,800**	**100**	**59,297,539**	**100**
2	**CURRENT ASSETS**	**29,921,663**	**37**	**23,650,050**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	5,348,324	7	7,070,250	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,293,700	10	7,291,232	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,090,804	1	954,848	2
6	INVENTORIES	14,305,994	18	7,703,184	13
7	OTHER CURRENT ASSETS	882,841	1	630,536	1
8	**LONG-TERM**	**1,800,692**	**2**	**2,000,988**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	36,032	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,250,567	2	1,393,647	2
11	OTHER INVESTMENTS	550,125	1	571,309	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,954,767**	**43**	**30,984,423**	**52**
13	PROPERTY	22,896,141	28	20,703,780	35
14	MACHINERY AND INDUSTRIAL	28,526,192	35	27,262,398	46
15	OTHER EQUIPMENT	7,049,812	9	2,812,294	5
16	ACCUMULATED DEPRECIATION	25,752,634	32	21,562,046	36
17	CONSTRUCTION IN PROGRESS	2,235,256	3	1,767,997	3
18	**DEFERRED ASSETS (NET)**	**13,693,594**	**17**	**2,131,229**	**4**
19	**OTHER ASSETS**	**641,084**	**1**	**530,849**	**1**
20	**TOTAL LIABILITIES**	**48,936,372**	**100**	**27,560,732**	**100**
21	**CURRENT LIABILITIES**	**30,732,143**	**63**	**18,071,276**	**66**
22	SUPPLIERS	7,542,451	15	3,376,851	12
23	BANK LOANS	10,872,567	22	8,197,754	30
24	STOCK MARKET LOANS	6,480,664	13	4,315,185	16
25	TAXES TO BE PAID	1,291,387	3	464,891	2
26	OTHER CURRENT LIABILITIES	4,545,074	9	1,716,595	6
27	**LONG-TERM LIABILIUTIES**	**11,063,055**	**23**	**7,273,949**	**26**
28	BANK LOANS	7,115,739	15	4,640,122	17
29	STOCK MARKET LOANS	2,400,000	5	2,625,840	10
30	OTHER LOANS	1,547,316	3	7,987	0
31	**DEFERRED LOANS**	**6,986,088**	**14**	**1,828,669**	**7**
32	**OTHER LIABILITIES**	**155,086**	**0**	**386,838**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**32,075,428**	**100**	**31,736,807**	**100**
34	**MINORITY INTEREST**	**9,328,905**	**29**	**6,427,468**	**20**
35	**MAJORITY INTEREST**	**22,746,523**	**71**	**25,309,339**	**80**
36	**CONTRIBUTED CAPITAL**	**8,479,592**	**26**	**8,543,420**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,767	4	1,375,189	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,050,816	16	5,050,413	16
39	PREMIUM ON SALES OF SHARES	2,063,009	6	2,117,818	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,266,931**	**44**	**16,765,919**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	37,597,948	117	34,089,201	107
43	REPURCHASE FUND OF SHARES	2,614,598	8	1,126,496	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(26,642,925)	(83)	(21,876,630)	(69)
45	NET INCOME FOR THE YEAR	697,310	2	3,426,852	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,348,324**	**100**	**7,070,250**	**100**
46	CASH	842,007	16	358,029	5
47	SHORT-TERM INVESTMENTS	4,506,317	84	6,712,221	95
18	**DEFERRED ASSETS (NET)**	**13,693,594**	**100**	**2,131,229**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,736,186	20	220,835	10
49	GOODWILL	10,957,408	80	1,904,281	89
50	DEFERRED TAXES	0	0	6,113	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**30,732,143**	**100**	**18,071,276**	**100**
52	FOREING CURRENCY LIABILITIES	12,943,922	42	5,312,744	29
53	MEXICAN PESOS LIABILITIES	17,788,221	58	12,758,532	71
24	**STOCK MARKET LOANS**	**6,480,664**	**100**	**4,315,185**	**100**
54	COMMERCIAL PAPER	6,480,664	100	2,745,152	64
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	1,570,033	36
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,545,074**	**100**	**1,716,595**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	555,497	12	200,183	12
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,989,577	88	1,516,412	88
27	**LONG-TERM LIABILITIES**	**11,063,055**	**100**	**7,273,949**	**100**
59	FOREING CURRENCY LIABILITIES	8,615,166	78	4,571,774	63
60	MEXICAN PESOS LIABILITIES	2,447,889	22	2,702,175	37
29	**STOCK MARKET LOANS**	**2,400,000**	**100**	**2,625,840**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,400,000	100	2,625,840	100
30	**OTHER LOANS**	**1,547,316**	**100**	**7,987**	**100**
63	OTHER LOANS WITH COST	1,547,316	100	7,987	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**6,986,088**	**100**	**1,828,669**	**100**
65	NEGATIVE GOODWILL	1,074,007	15	918,235	50
66	DEFERRED TAXES	5,857,267	84	898,071	49
67	OTHERS	54,814	1	12,363	1
32	**OTHER LIABILITIES**	**155,086**	**100**	**386,838**	**100**
68	RESERVES	150,897	97	123,851	32
69	OTHERS LIABILITIES	4,189	3	262,987	68
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(26,642,925)**	**100**	**(21,876,630)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	195,842	1	195,842	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(26,838,767)	(101)	(22,072,472)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(810,480)	5,578,774
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,341	861
75	EMPLOYERS (*)	61,912	37,965
76	WORKERS (*)	25,862	22,910
77	CIRCULATION SHARES (*)	893,833,500	900,000,000
78	REPURCHASED SHARES (*)	21,166,500	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**37,916,635**	**100**	**19,643,621**	**100**
2	COST OF SALES	28,113,880	74	13,259,820	68
3	**GROSS INCOME**	**9,802,755**	**26**	**6,383,801**	**32**
4	OPERATING	6,296,168	17	2,949,519	15
5	**OPERATING INCOME**	**3,506,587**	**9**	**3,434,282**	**17**
6	TOTAL FINANCING COST	1,490,054	4	182,093	1
7	**INCOME AFTER FINANCING COST**	**2,016,533**	**5**	**3,252,189**	**17**
8	OTHER FINANCIAL OPERATIONS	218,777	1	(1,432,435)	(7)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,797,756**	**5**	**4,684,624**	**24**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,309,802	3	1,116,737	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**487,954**	**1**	**3,567,887**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	198,986	1	213,084	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**686,940**	**2**	**3,780,971**	**19**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**686,940**	**2**	**3,780,971**	**19**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**686,940**	**2**	**3,780,971**	**19**
19	NET INCOME OF MINORITY INTEREST	(10,370)		354,119	2
20	**NET INCOME OF MAJORITY INTEREST**	**697,310**	**2**	**3,426,852**	**17**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**37,916,635**	**100**	**19,643,621**	**100**
21	DOMESTIC	19,871,012	52	16,578,339	84
22	FOREIGN	18,045,623	48	3,065,282	16
23	TRANSLATED INTO DOLLARS (***)	1,852,898	5	286,079	1
6	**TOTAL FINANCING COST**	**1,490,054**	**100**	**182,093**	**100**
24	INTEREST PAID	2,062,800	138	1,912,175	1,050
25	EXCHANGE LOSSES	1,145,307	77	1,187,226	652
26	INTEREST EARNED	235,491	16	497,010	273
27	EXCHANGE PROFITS	816,558	55	1,588,944	873
28	GAIN DUE TO MONETARY POSITION	(666,004)	(45)	(831,354)	(457)
8	**OTHER FINANCIAL OPERATIONS**	**218,777**	**100**	**(1,432,435)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	692,279	316	(1,256,234)	(88)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(473,502)	(216)	(176,201)	(12)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,309,802**	**100**	**1,116,737**	**100**
32	INCOME TAX	1,148,044	88	866,072	78
33	DEFERED INCOME TAX	(28,288)	(2)	106,341	10
34	WORKERS' PROFIT SHARING	252,425	19	121,933	11
35	DEFERED WORKERS' PROFIT SHARING	(62,379)	(5)	22,391	2

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR **2000**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	37,916,636	19,643,622
37	NET INCOME OF THE YEAR	1,833,383	941,289
38	NET SALES (**)	60,702,898	41,728,937
39	OPERATION INCOME (**)	7,123,378	7,034,624
40	NET INCOME OF MAYORITY INTEREST(**)	2,395,843	4,902,468
41	NET CONSOLIDATED INCOME (**)	2,794,933	5,515,865

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**686,940**	**3,780,971**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,196,458	(509,648)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,883,398**	**3,271,323**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	458,736	(1,262,533)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,342,134**	**2,008,790**
6	CASH FLOW FROM EXTERNAL FINANCING	1,691,718	(1,239,309)
7	CASH FLOW FROM INTERNAL FINANCING	(440,310)	(335,385)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,251,408**	**(1,574,694)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,885,734)**	**161,789**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,292,192)	595,885
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,640,516	6,474,365
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,348,324	7,070,250

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,196,458**	**(509,648)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,292,402	790,474
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(95,944)	(1,300,122)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**458,736**	**(1,262,533)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	954,037	(343,633)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	919,312	154,079
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	68,844	227,216
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,249,143)	(695,807)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	765,686	(604,388)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,691,718**	**(1,239,309)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	3,620,920	790,619
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(2,170,093)	(1,886,900)
25	+ DIVIDEND RECEIVED	348,543	256,945
26	+ OTHER FINANCING	(107,652)	(399,973)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(440,310)**	**(335,385)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,422)	(7,535)
31	(-) DIVIDENS PAID	(228,709)	(138,125)
32	+ PREMIUM ON SALE OF SHARES	(202,179)	(189,725)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,885,734)**	**161,789**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,555,235)	(1,145,607)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,067,669)	(1,242,426)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(315,139)	(213,202)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	52,309	9,693
39	+ (-) OTHER ITEMS	0	2,753,331

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.81	%	19.25	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.53	%	19.37	%
3	NET INCOME TO TOTAL ASSETS (**)	3.45	%	9.30	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	96.95	%	21.99	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.75	times	0.70	times
7	NET SALES TO FIXED ASSETS (**)	1.74	times	1.35	times
8	INVENTORIES ROTATION (**)	3.08	times	3.68	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34	days	58	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.97	%	19.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.41	%	46.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.53	times	0.87	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.06	%	35.86	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.65	%	23.48	%
15	OPERATING INCOME TO INTEREST PAID	1.70	times	1.80	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.24	times	1.51	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.97	times	1.31	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.51	times	0.88	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	0.86	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.40	%	39.12	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.97	%	16.65	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.21	%	(6.43)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.14	times	1.05	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	135.19	%	78.70	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(35.19)	%	21.30	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	21.85	%	(767.93)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.67		$	5.42	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.11		$	6.09	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	25.45		$	28.12	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.35	times		1.70	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.90	times		8.84	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	893,833,500			893,833,500	1,365,767	
TOTAL			**893,833,500**	**0**	**0**	**893,833,500**	**1,365,767**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
893,833,500
HARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	21,166,500	34.92000	34.45000

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO DIRECTOR FINANCIERO	C.P. JOSE LUIS OCAÑA CASTRO GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT JULY 26 OF 2000

Exhibit M2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO | Quarter: 2 | Year: 2000

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**24,551,753**	100	**27,709,833**	100
2	**CURRENT ASSETS**	**2,393,360**	10	**1,985,628**	7
3	CASH AND SHORT-TERM INVESTMENTS	1,972,223	8	1,319,835	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,474	0	26,020	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	398,663	2	639,773	2
8	**LONG-TERM**	**21,930,683**	**89**	**25,425,904**	**92**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	21,930,683	89	25,425,904	92
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,398**	**0**	**1,276**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,626	0	2,311	0
16	ACCUMULATED DEPRECIATION	1,228	0	1,035	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**177,539**	**1**	**281,160**	**1**
19	**OTHER ASSETS**	**48,773**	**0**	**15,865**	**0**
20	**TOTAL LIABILITIES**	**1,805,230**	100	**2,400,494**	100
21	**CURRENT LIABILITIES**	**130,859**	**7**	**612,767**	**26**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	584,304	24
25	TAXES TO BE PAID	111,772	6	3,172	0
26	OTHER CURRENT LIABILITIES	19,087	1	25,291	1
27	**LONG-TERM LIABILITIES**	**1,500,000**	**83**	**1,641,150**	**68**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	1,500,000	83	1,641,150	68
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**174,371**	**10**	**146,577**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**22,746,523**	100	**25,309,339**	100
36	**CONTRIBUTED CAPITAL**	**8,479,592**	**37**	**8,543,420**	**34**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,767	6	1,375,189	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,050,816	22	5,050,413	20
39	PREMIUM ON SALES OF SHARES	2,063,009	9	2,117,818	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,266,931**	**63**	**16,765,919**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	37,597,948	165	34,089,201	135
43	REPURCHASE FUND OF SHARES	2,614,598	11	1,126,496	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(26,642,925)	(117)	(21,876,630)	(86)
45	NET INCOME FOR THE YEAR	697,310	3	3,426,852	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,972,223**	100	**1,319,835**	100
46	CASH	184	0	195	0
47	SHORT-TERM INVESTMENTS	1,972,039	100	1,319,640	100
18	**DEFERRED ASSETS (NET)**	**177,539**	100	**281,160**	100
48	AMORTIZED OR REDEEMED EXPENSES	2,768	2	1,506	1
49	GOODWILL	174,771	98	279,654	99
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**130,859**	100	**612,767**	100
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	130,859	100	612,767	100
24	**STOCK MARKET LOANS**	**0**	100	**584,304**	100
54	COMMERCIAL PAPER		0	584,304	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**19,087**	100	**25,291**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	19,087	100	25,291	100
27	**LONG-TERM LIABILITIES**	**1,500,000**	100	**1,641,150**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,500,000	100	1,641,150	100
29	**STOCK MARKET LOANS**	**1,500,000**	100	**1,641,150**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,500,000	100	1,641,150	100
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**174,371**	100	**146,577**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	174,371	100	146,577	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(26,642,925)**	100	**(21,876,630)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	195,842	1	195,842	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(26,838,767)	(101)	(22,072,472)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER **2** YEAR **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,262,501	1,372,861
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	893,833,500	900,000,000
78	REPURCHASED SHARES (*)	21,166,500	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**118,638**	**100**	**130,273**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**118,638**	**100**	**130,273**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**118,638**	**100**	**130,273**	**100**
6	TOTAL FINANCING COST	110,330	93	263,266	202
7	**INCOME AFTER FINANCING COST**	**8,308**	**7**	**(132,993)**	**(102)**
8	OTHER FINANCIAL OPERATIONS	4,947	4	(1,093,887)	(840)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,361**	**3**	**960,894**	**738**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	59,500	50	(142,024)	(109)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(56,139)**	**(47)**	**1,102,918**	**847**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	753,449	635	2,323,934	1,784
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**697,310**	**588**	**3,426,852**	**2,631**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**697,310**	**588**	**3,426,852**	**2,631**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**697,310**	**588**	**3,426,852**	**2,631**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**118,638**	**100**	**130,273**	**100**
21	DOMESTIC	118,638	100	130,273	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**110,330**	**100**	**263,266**	**100**
24	INTEREST PAID	151,189	137	309,536	118
25	EXCHANGE LOSSES	113,488	103	44,345	17
26	INTEREST EARNED	40,573	37	42,356	16
27	EXCHANGE PROFITS	137,355	124	32,688	12
28	GAIN DUE TO MONETARY POSITION	23,581	21	(15,571)	(6)
8	**OTHER FINANCIAL OPERATIONS**	**4,947**	**100**	**(1,093,887)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	423,087	8,552	(954,496)	(87)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(418,140)	(8,452)	(139,391)	(13)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**59,500**	**100**	**(142,024)**	**100**
32	INCOME TAX	110,051	185	(154,951)	(109)
33	DEFERED INCOME TAX	(50,551)	(85)	12,927	9
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 2 YEAR 2000
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	118,639	130,274
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	242,761	271,546
39	OPERATION INCOME (**)	242,761	271,546
41	NET CONSOLIDATED INCOME (**)	2,395,843	4,902,468

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**697,310**	**3,426,852**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(684,758)	(3,193,626)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**12,552**	**233,226**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	413,620	(611,874)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**426,172**	**(378,648)**
6	CASH FLOW FROM EXTERNAL FINANCING	487,754	760,700
7	CASH FLOW FROM INTERNAL FINANCING	(211,601)	(197,260)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**276,153**	**563,440**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(162,066)**	**(746,789)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	540,259	(561,997)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,431,964	1,881,832
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,972,223	1,319,835

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(684,758)**	**(3,193,626)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	255	277
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(685,013)	(3,193,903)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**413,620**	**(611,874)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	426,160	(297,929)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(12,540)	(313,945)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**487,754**	**760,700**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(9,082)	584,304
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(65,850)	(117,670)
25	+ DIVIDEND RECEIVED	562,686	460,424
26	+ OTHER FINANCING	0	(166,358)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(211,601)**	**(197,260)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,422)	(7,535)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(202,179)	(189,725)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(162,066)**	**(746,789)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(161,785)	(746,656)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(281)	(133)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	587.76	%	2,630.52	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.53	%	19.37	%
3	NET INCOME TO TOTAL ASSETS (**)	9.76	%	17.69	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.38)	%	0.45	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	173.65	times	212.81	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.62	%	31.90	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	7.35	%	8.66	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.08	times	0.09	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	107,296.14	%	128,616.77	%
15	OPERATING INCOME TO INTEREST PAID	0.78	times	0.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.11	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	18.29	times	3.24	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	18.29	times	3.24	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.33	times	0.83	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1,507.14	%	215.39	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.58	%	179.03	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	348.64	%	(469.69)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.82	times	(1.22)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	176.62	%	135.01	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(76.62)	%	(35.01)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.17	%	0.02	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.67	$ 5.42
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.67	$ 5.42
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 25.45	$ 28.12
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.35 times	1.70 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.90 times	8.84 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit N1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**

Quarter: **3** Year: **2000**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**81,647,165**	**100**	**66,154,144**	**100**
2	**CURRENT ASSETS**	**30,591,098**	**37**	**25,700,997**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	5,361,154	7	7,620,615	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,820,568	11	7,814,251	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,036,424	1	1,022,556	2
6	INVENTORIES	14,589,371	18	8,404,236	13
7	OTHER CURRENT ASSETS	783,581	1	839,339	1
8	**LONG-TERM**	**1,896,567**	**2**	**2,166,395**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,721	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,328,188	2	1,616,593	2
11	OTHER INVESTMENTS	568,379	1	547,081	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,132,691**	**43**	**32,939,788**	**50**
13	PROPERTY	23,406,853	29	21,284,648	32
14	MACHINERY AND INDUSTRIAL	28,351,320	35	28,633,072	43
15	OTHER EQUIPMENT	6,990,551	9	3,476,932	5
16	ACCUMULATED DEPRECIATION	25,778,976	32	22,440,888	34
17	CONSTRUCTION IN PROGRESS	2,162,943	3	1,986,024	3
18	**DEFERRED ASSETS (NET)**	**13,360,827**	**16**	**4,818,316**	**7**
19	**OTHER ASSETS**	**665,982**	**1**	**528,648**	**1**
20	**TOTAL LIABILITIES**	**48,456,172**	**100**	**33,562,672**	**100**
21	**CURRENT LIABILITIES**	**32,513,697**	**67**	**24,452,549**	**73**
22	SUPPLIERS	8,088,573	17	3,361,721	10
23	BANK LOANS	10,360,426	21	12,781,045	38
24	STOCK MARKET LOANS	7,740,668	16	4,810,723	14
25	TAXES TO BE PAID	1,159,141	2	516,739	2
26	OTHER CURRENT LIABILITIES	5,164,889	11	2,982,321	9
27	**LONG-TERM LIABILITIES**	**8,781,354**	**18**	**6,742,789**	**20**
28	BANK LOANS	6,394,851	13	4,100,093	12
29	STOCK MARKET LOANS	900,000	2	2,612,400	8
30	OTHER LOANS	1,486,503	3	30,296	0
31	**DEFERRED LOANS**	**7,001,001**	**14**	**1,940,264**	**6**
32	**OTHER LIABILITIES**	**160,120**	**0**	**427,070**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**33,190,993**	**100**	**32,591,472**	**100**
34	**MINORITY INTEREST**	**9,230,069**	**28**	**6,726,098**	**21**
35	**MAJORITY INTEREST**	**23,960,924**	**72**	**25,865,374**	**79**
36	**CONTRIBUTED CAPITAL**	**8,621,576**	**26**	**8,682,805**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,768	4	1,371,216	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,161,588	16	5,158,141	16
39	PREMIUM ON SALES OF SHARES	2,084,220	6	2,153,448	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,339,348**	**46**	**17,182,569**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	38,232,041	115	34,661,560	106
43	REPURCHASE FUND OF SHARES	2,907,065	9	1,048,313	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(27,701,355)	(83)	(22,492,086)	(69)
45	NET INCOME FOR THE YEAR	1,901,597	6	3,964,782	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,361,154**	**100**	**7,620,615**	**100**
46	CASH	1,132,099	21	402,410	5
47	SHORT-TERM INVESTMENTS	4,229,055	79	7,218,205	95
18	**DEFERRED ASSETS (NET)**	**13,360,827**	**100**	**4,818,316**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,722,900	20	2,769,958	57
49	GOODWILL	10,637,927	80	1,855,102	39
50	DEFERRED TAXES	0	0	193,256	4
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**32,513,697**	**100**	**24,452,549**	**100**
52	FOREING CURRENCY LIABILITIES	13,685,669	42	10,075,346	41
53	MEXICAN PESOS LIABILITIES	18,828,028	58	14,377,203	59
24	**STOCK MARKET LOANS**	**7,740,668**	**100**	**4,810,723**	**100**
54	COMMERCIAL PAPER	6,240,668	81	4,119,525	86
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,500,000	19	691,198	14
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**5,164,889**	**100**	**2,982,321**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	667,617	13	1,262,607	42
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,497,272	87	1,719,714	58
27	**LONG-TERM LIABILITIES**	**8,781,354**	**100**	**6,742,789**	**100**
59	FOREING CURRENCY LIABILITIES	7,795,622	89	4,068,432	60
60	MEXICAN PESOS LIABILITIES	985,732	11	2,674,357	40
29	**STOCK MARKET LOANS**	**900,000**	**100**	**2,612,400**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	900,000	100	2,612,400	100
30	**OTHER LOANS**	**1,486,503**	**100**	**30,296**	**100**
63	OTHER LOANS WITH COST	1,486,503	100	30,296	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**7,001,001**	**100**	**1,940,264**	**100**
65	NEGATIVE GOODWILL	958,677	14	1,032,150	53
66	DEFERRED TAXES	5,982,083	85	894,030	46
67	OTHERS	60,241	1	14,084	1
32	**OTHER LIABILITIES**	**160,120**	**100**	**427,070**	**100**
68	RESERVES	155,235	97	148,114	35
69	OTHERS LIABILITIES	4,885	3	278,956	65
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(27,701,355)**	**100**	**(22,492,086)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	199,130	1	199,130	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(27,900,485)	(101)	(22,691,216)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(1,922,599)	1,248,448
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,411	895
75	EMPLOYERS (*)	60,142	39,470
76	WORKERS (*)	26,247	25,665
77	CIRCULATION SHARES (*)	900,378,500	897,400,000
78	REPURCHASED SHARES (*)	14,621,500	17,600,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**61,162,513**	**100**	**30,919,672**	**100**
2	COST OF SALES	45,545,096	74	21,094,922	68
3	**GROSS INCOME**	**15,617,417**	**26**	**9,824,750**	**32**
4	OPERATING	9,987,045	16	4,592,206	15
5	**OPERATING INCOME**	**5,630,372**	**9**	**5,232,544**	**17**
6	TOTAL FINANCING COST	1,617,616	3	604,144	2
7	**INCOME AFTER FINANCING COST**	**4,012,756**	**7**	**4,628,400**	**15**
8	OTHER FINANCIAL OPERATIONS	352,579	1	(919,173)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,660,177**	**6**	**5,547,573**	**18**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,909,581	3	1,422,144	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,750,596**	**3**	**4,125,429**	**13**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	344,913	1	362,930	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,095,509**	**3**	**4,488,359**	**15**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,095,509**	**3**	**4,488,359**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,095,509**	**3**	**4,488,359**	**15**
19	NET INCOME OF MINORITY INTEREST	193,912		523,577	2
20	**NET INCOME OF MAJORITY INTEREST**	**1,901,597**	**3**	**3,964,782**	**13**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**61,162,513**	**100**	**30,919,672**	**100**
21	DOMESTIC	30,871,291	50	26,257,673	85
22	FOREIGN	30,291,222	50	4,661,999	15
23	TRANSLATED INTO DOLLARS (***)	3,201,344	5	437,252	1
6	**TOTAL FINANCING COST**	**1,617,616**	**100**	**604,144**	**100**
24	INTEREST PAID	3,180,548	197	2,930,120	485
25	EXCHANGE LOSSES	1,584,117	98	1,360,702	225
26	INTEREST EARNED	393,461	24	669,765	111
27	EXCHANGE PROFITS	1,780,887	110	1,873,424	310
28	GAIN DUE TO MONETARY POSITION	(972,701)	(60)	(1,143,489)	(189)
8	**OTHER FINANCIAL OPERATIONS**	**352,579**	**100**	**(919,173)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	236,736	67	(727,131)	(79)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	115,843	33	(192,042)	(21)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,909,581**	**100**	**1,422,144**	**100**
32	INCOME TAX	1,641,502	86	1,122,578	79
33	DEFERED INCOME TAX	(30,061)	(2)	98,754	7
34	WORKERS' PROFIT SHARING	329,134	17	196,277	14
35	DEFERED WORKERS' PROFIT SHARING	(30,994)	(2)	4,535	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	61,162,514	30,919,673
37	NET INCOME OF THE YEAR	2,509,614	1,292,187
38	NET SALES (**)	73,338,087	42,196,004
39	OPERATION INCOME (**)	7,567,782	7,021,798
40	NET INCOME OF MAYORITY INTEREST(**)	3,148,613	5,452,942
41	NET CONSOLIDATED INCOME (**)	3,595,401	6,188,953

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,095,509**	**4,488,359**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,667,406	(375,382)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**3,762,915**	**4,112,977**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	927,068	(2,222,443)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,689,983**	**1,890,534**
6	CASH FLOW FROM EXTERNAL FINANCING	(117,241)	1,274,344
7	CASH FLOW FROM INTERNAL FINANCING	(217,737)	(845,320)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(334,978)**	**429,024**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(5,746,325)**	**(1,282,012)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,391,320)	1,037,546
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,752,474	6,583,069
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,361,154	7,620,615

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,667,406**	**(375,382)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,730,963	1,276,463
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(63,557)	(1,651,845)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**927,068**	**(2,222,443)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	582,997	(638,259)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	615,226	(477,280)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	531,431	327,050
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,867,737)	(976,973)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,065,151	(456,981)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(117,241)**	**1,274,344**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	4,137,258	2,988,234
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(4,587,854)	(2,594,046)
25	+ DIVIDEND RECEIVED	426,880	289,314
26	+ OTHER FINANCING	(93,525)	590,842
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(217,737)**	**(845,320)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	579	(11,821)
31	(-) DIVIDENS PAID	(250,603)	(543,733)
32	+ PREMIUM ON SALE OF SHARES	32,287	(289,766)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,746,325)**	**(1,282,012)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,691,394)	(1,995,435)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,630,461)	(1,834,316)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(500,400)	(323,525)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	75,930	71,546
39	+ (-) OTHER ITEMS	0	2,799,718

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.43	%	14.52	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.14	%	21.08	%
3	NET INCOME TO TOTAL ASSETS (**)	4.40	%	9.36	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	46.42	%	25.48	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.90	times	0.64	times
7	NET SALES TO FIXED ASSETS (**)	2.09	times	1.28	times
8	INVENTORIES ROTATION (**)	3.71	times	3.43	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34	days	59	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.30	%	15.79	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.35	%	50.73	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.46	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.33	%	42.14	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	24.99	%	20.47	%
15	OPERATING INCOME TO INTEREST PAID	1.77	times	1.79	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.51	times	1.26	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.94	times	1.05	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.49	times	0.71	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.63	times	0.77	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.49	%	31.16	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.15	%	13.30	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.52	%	(7.19)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.47	times	0.65	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	35.00	%	297.03	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	65.00	%	(197.03)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	28.37	%	143.08	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.51	$ 6.04
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 4.00	$ 6.86
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 26.61	$ 28.82
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.06 times	1.49 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.01 times	7.09 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	900,378,500			900,378,500	1,375,768	
TOTAL			**900,378,500**	**0**	**0**	**900,378,500**	**1,375,768**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
900,378,500
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	14,621,500	33.79000	28.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **SEPTEMBER** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT OCTOBER 26 OF 2000

Exhibit N2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **3** Year: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**25,647,137**	**100**	**27,872,816**	**100**
2	**CURRENT ASSETS**	**2,398,072**	**9**	**1,862,853**	**7**
3	CASH AND SHORT-TERM INVESTMENTS	1,978,125	8	1,253,580	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	30,116	0	36,236	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	389,831	2	573,037	2
8	**LONG-TERM**	**23,046,064**	**90**	**25,734,934**	**92**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,046,064	90	25,734,934	92
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMEN'**	**1,352**	**0**	**1,362**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,656	0	2,544	0
16	ACCUMULATED DEPRECIATION	1,304	0	1,182	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**152,876**	**1**	**258,480**	**1**
19	**OTHER ASSETS**	**48,773**	**0**	**15,187**	**0**
20	**TOTAL LIABILITIES**	**1,686,213**	**100**	**2,007,442**	**100**
21	**CURRENT LIABILITIES**	**1,538,509**	**91**	**195,941**	**10**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	1,500,000	89	190,040	9
25	TAXES TO BE PAID	34,354	2	3,223	0
26	OTHER CURRENT LIABILITIES	4,155	0	2,678	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,632,750**	**81**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	1,632,750	81
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**147,704**	**9**	**178,751**	**9**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDE**	**23,960,924**	**100**	**25,865,374**	**100**
36	**CONTRIBUTED CAPITAL**	**8,621,576**	**36**	**8,682,805**	**34**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,375,768	6	1,371,216	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,161,588	22	5,158,141	20
39	PREMIUM ON SALES OF SHARES	2,084,220	9	2,153,448	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,339,348**	**64**	**17,182,569**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	38,232,041	160	34,661,560	134
43	REPURCHASE FUND OF SHARES	2,907,065	12	1,048,313	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(27,701,355)	(116)	(22,492,086)	(87)
45	NET INCOME FOR THE YEAR	1,901,597	8	3,964,782	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	1,978,125	100	1,253,580	100
46	CASH	202	0	7,717	1
47	SHORT-TERM INVESTMENTS	1,977,923	100	1,245,863	99
18	**DEFERRED ASSETS (NET)**	152,876	100	258,480	100
48	AMORTIZED OR REDEEMED EXPENSES	1,828	1	780	0
49	GOODWILL	151,048	99	257,700	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	1,538,509	100	195,941	100
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	1,538,509	100	195,941	100
24	**STOCK MARKET LOANS**	1,500,000	100	190,040	100
54	COMMERCIAL PAPER	0	0	190,040	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,500,000	100	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	4,155	100	2,678	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,155	100	2,678	100
27	**LONG-TERM LIABILITIES**	0	100	1,632,750	100
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	1,632,750	100
29	**STOCK MARKET LOANS**	0	100	1,632,750	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	1,632,750	100
30	**OTHER LOANS**	0	100	0	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	147,704	100	178,751	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	147,704	100	178,751	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	0	100	0	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(27,701,355)	100	(22,492,086)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	199,130	1	199,130	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(27,900,485)	(101)	(22,691,216)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	859,563	1,666,912
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	900,378,500	897,400,000
78	REPURCHASED SHARES (*)	14,621,500	17,600,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**179,413**	**100**	**196,294**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**179,413**	**100**	**196,294**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**179,413**	**100**	**196,294**	**100**
6	TOTAL FINANCING COST	198,325	111	386,022	197
7	**INCOME AFTER FINANCING COST**	**(18,912)**	**(11)**	**(189,728)**	**(97)**
8	OTHER FINANCIAL OPERATIONS	107,349	60	(1,089,163)	(555)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(126,261)**	**(70)**	**899,435**	**458**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	66,030	37	(44,008)	(22)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(192,291)**	**(107)**	**943,443**	**481**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,093,888	1,167	3,021,339	1,539
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,901,597**	**1,060**	**3,964,782**	**2,020**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,901,597**	**1,060**	**3,964,782**	**2,020**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,901,597**	**1,060**	**3,964,782**	**2,020**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**179,413**	**100**	**196,294**	**100**
21	DOMESTIC	179,413	100	196,294	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**198,325**	**100**	**386,022**	**100**
24	INTEREST PAID	224,176	113	451,977	117
25	EXCHANGE LOSSES	152,671	77	57,897	15
26	INTEREST EARNED	56,055	28	46,123	12
27	EXCHANGE PROFITS	159,436	80	51,970	13
28	GAIN DUE TO MONETARY POSITION	36,969	19	(25,759)	(7)
8	**OTHER FINANCIAL OPERATIONS**	**107,349**	**100**	**(1,089,163)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	548,099	511	(930,220)	(85)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(440,750)	(411)	(158,943)	(15)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**66,030**	**100**	**(44,008)**	**100**
32	INCOME TAX	144,295	219	(76,784)	(174)
33	DEFERED INCOME TAX	(78,265)	(119)	32,776	74
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR 2000
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	179,414	196,295
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	241,804	267,704
39	OPERATION INCOME (**)	241,804	267,704
41	NET CONSOLIDATED INCOME (**)	3,148,613	5,452,942

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,901,597**	**3,964,782**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,024,108)	(3,859,243)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(122,511)**	**105,539**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	333,471	(566,201)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**210,960**	**(460,662)**
6	CASH FLOW FROM EXTERNAL FINANCING	470,649	861,948
7	CASH FLOW FROM INTERNAL FINANCING	32,866	(301,587)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**503,515**	**560,361**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(192,456)**	**(759,547)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	522,019	(659,848)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,456,106	1,913,428
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,978,125	1,253,580

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,024,108)**	**(3,859,243)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	402	411
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(2,024,510)	(3,859,654)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**333,471**	**(566,201)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	440,779	(234,026)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(107,308)	(332,175)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**470,649**	**861,948**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,490,765	190,040
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,592,250)	(155,601)
25	+ DIVIDEND RECEIVED	572,134	996,660
26	+ OTHER FINANCING	0	(169,151)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**32,866**	**(301,587)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	579	(11,821)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	32,287	(289,766)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(192,456)**	**(759,547)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(192,147)	(759,217)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(309)	(330)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,059.90	%	2,019.82	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.14	%	21.08	%
3	NET INCOME TO TOTAL ASSETS (**)	12.28	%	19.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.94)	%	0.65	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	178.85	times	196.55	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	21.60	%	36.90	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	6.57	%	7.20	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.07	times	0.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	119,878.85	%
15	OPERATING INCOME TO INTEREST PAID	0.80	times	0.43	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.14	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.56	times	9.51	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.56	times	9.51	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.42	times	0.93	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	128.57	%	639.77	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(68.28)	%	53.77	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	185.87	%	(288.45)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.94	times	(1.02)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	93.47	%	153.82	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.53	%	(53.82)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.16	%	0.04	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.51	$ 6.04
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.51	$ 6.04
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 26.61	$ 28.82
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.06 times	1.49 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.01 times	7.09 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit O1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO

Quarter: 4 Year: 2000

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**84,312,839**	**100**	**69,183,934**	**100**
2	**CURRENT ASSETS**	**32,772,343**	**39**	**27,111,094**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	5,448,520	6	6,931,226	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	9,046,584	11	8,326,579	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,711,955	2	1,087,300	2
6	INVENTORIES	15,958,621	19	9,774,319	14
7	OTHER CURRENT ASSETS	606,663	1	991,670	1
8	**LONG-TERM**	**2,163,552**	**3**	**2,849,429**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,603,251	2	1,555,340	2
11	OTHER INVESTMENTS	560,301	1	1,294,089	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,909,132**	**41**	**33,892,758**	**49**
13	PROPERTY	:3,432,898	28	22,213,059	32
14	MACHINERY AND INDUSTRIAL	28,118,840	33	29,466,648	43
15	OTHER EQUIPMENT	5,851,938	7	3,805,397	6
16	ACCUMULATED DEPRECIATION	24,612,131	29	23,403,907	34
17	CONSTRUCTION IN PROGRESS	2,117,587	3	1,811,561	3
18	**DEFERRED ASSETS (NET)**	**13,096,706**	**16**	**4,819,417**	**7**
19	**OTHER ASSETS**	**1,371,106**	**2**	**511,236**	**1**
20	**TOTAL LIABILITIES**	**49,484,668**	**100**	**34,492,878**	**100**
21	**CURRENT LIABILITIES**	**28,779,411**	**58**	**22,264,991**	**65**
22	SUPPLIERS	8,598,254	17	4,634,766	13
23	BANK LOANS	9,555,043	19	9,582,830	28
24	STOCK MARKET LOANS	4,459,035	9	4,750,656	14
25	TAXES TO BE PAID	1,217,190	2	852,304	2
26	OTHER CURRENT LIABILITIES	4,949,889	10	2,444,435	7
27	**LONG-TERM LIABILITIES**	**13,539,228**	**27**	**10,217,435**	**30**
28	BANK LOANS	11,989,608	24	7,345,539	21
29	STOCK MARKET LOANS	0	0	2,615,040	8
30	OTHER LOANS	1,549,620	3	256,856	1
31	**DEFERRED LOANS**	**6,982,937**	**14**	**2,009,039**	**6**
32	**OTHER LIABILITIES**	**183,092**	**0**	**1,413**	**0**
33	**CONSOLIDATED STOCK HOLDERS'**	**34,828,171**	**100**	**34,691,056**	**100**
34	**MINORITY INTEREST**	**9,584,391**	**28**	**7,052,499**	**20**
35	**MAJORITY INTEREST**	**25,243,780**	**72**	**27,638,557**	**80**
36	**CONTRIBUTED CAPITAL**	**9,057,091**	**26**	**8,861,186**	**26**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,257	4	1,375,189	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,334,988	15	5,332,571	15
39	PREMIUM ON SALES OF SHARES	2,356,846	7	2,153,426	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**16,186,689**	**46**	**18,777,371**	**54**
42	RETAINED EARNINGS AND CAPITAL RESERVE	39,244,080	113	35,580,396	103
43	REPURCHASE FUND OF SHARES	2,837,315	8	1,253,917	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(28,649,598)	(82)	(23,406,707)	(67)
45	NET INCOME FOR THE YEAR	2,754,892	8	5,349,765	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR:**2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,448,520**	**100**	**6,931,226**	**100**
46	CASH	1,305,704	24	604,138	9
47	SHORT-TERM INVESTMENTS	4,142,816	76	6,327,088	91
18	**DEFERRED ASSETS (NET)**	**13,096,706**	**100**	**4,819,417**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,597,034	20	2,820,748	59
49	GOODWILL	10,499,672	80	1,825,082	38
50	DEFERRED TAXES	0	0	173,559	4
51	OTHERS	0	0	28	0
21	**CURRENT LIABILITIES**	**28,779,411**	**100**	**22,264,991**	**100**
52	FOREING CURRENCY LIABILITIES	11,061,229	38	6,147,229	28
53	MEXICAN PESOS LIABILITIES	17,718,182	62	16,117,762	72
24	**STOCK MARKET LOANS**	**4,459,035**	**100**	**4,750,656**	**100**
54	COMMERCIAL PAPER	2,059,035	46	4,750,656	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	2,400,000	54	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,949,889**	**100**	**2,444,435**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	773,405	16	720,619	29
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,176,484	84	1,723,816	71
27	**LONG-TERM LIABILITIES**	**13,539,228**	**100**	**10,217,435**	**100**
59	FOREING CURRENCY LIABILITIES	12,169,243	90	5,998,191	59
60	MEXICAN PESOS LIABILITIES	1,369,985	10	4,219,244	41
29	**STOCK MARKET LOANS**	**0**	**100**	**2,615,040**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	2,615,040	100
30	**OTHER LOANS**	**1,549,620**	**100**	**256,856**	**100**
63	OTHER LOANS WITH COST	1,549,620	100	256,856	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**6,982,937**	**100**	**2,009,039**	**100**
65	NEGATIVE GOODWILL	448,232	6	956,167	48
66	DEFERRED TAXES	6,451,403	92	1,037,042	52
67	OTHERS	83,302	1	15,830	1
32	**OTHER LIABILITIES**	**183,092**	**100**	**1,413**	**100**
68	RESERVES	178,466	97	0	0
69	OTHERS LIABILITIES	4,626	3	1,413	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(28,649,598)**	**100**	**(23,406,707)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	204,412	1	204,412	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(28,854,010)	(101)	(23,611,119)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,992,932	4,846,103
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	976	918
75	EMPLOYERS (*)	63,488	42,810
76	WORKERS (*)	25,490	25,185
77	CIRCULATION SHARES (*)	893,500,000	900,000,000
78	REPURCHASED SHARES (*)	21,500,000	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**89,308,799**	**100**	**44,287,386**	**100**
2	COST OF SALES	66,817,889	75	30,433,117	69
3	**GROSS INCOME**	**22,490,910**	**25**	**13,854,269**	**31**
4	OPERATING	14,266,931	16	6,494,512	15
5	**OPERATING INCOME**	**8,223,979**	**9**	**7,359,757**	**17**
6	TOTAL FINANCING COST	2,339,530	3	1,405,702	3
7	**INCOME AFTER FINANCING COST**	**5,884,449**	**7**	**5,954,055**	**13**
8	OTHER FINANCIAL OPERATIONS	745,962	1	(1,392,587)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,138,487**	**6**	**7,346,642**	**17**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,490,116	3	1,724,645	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,648,371**	**3**	**5,621,997**	**13**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	560,890	1	524,774	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,209,261**	**4**	**6,146,771**	**14**
14	INCOME OF DISCONTINUOUS OPERATIONS	30,978	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,178,283**	**4**	**6,146,771**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,178,283**	**4**	**6,146,771**	**14**
19	NET INCOME OF MINORITY INTEREST	423,391		797,006	2
20	**NET INCOME OF MAJORITY INTEREST**	**2,754,892**	**3**	**5,349,765**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**89,308,799**	**100**	**44,287,386**	**100**
21	DOMESTIC	43,565,301	49	38,061,259	86
22	FOREIGN	45,743,498	51	6,226,127	14
23	TRANSLATED INTO DOLLARS (***)	4,750,189	5	579,709	1
6	**TOTAL FINANCING COST**	**2,339,530**	**100**	**1,405,702**	**100**
24	INTEREST PAID	4,489,030	192	4,068,493	289
25	EXCHANGE LOSSES	2,239,736	96	2,099,417	149
26	INTEREST EARNED	520,768	22	746,103	53
27	EXCHANGE PROFITS	2,248,447	96	2,454,997	175
28	GAIN DUE TO MONETARY POSITION	(1,620,021)	(69)	(1,561,108)	(111)
8	**OTHER FINANCIAL OPERATIONS**	**745,962**	**100**	**(1,392,587)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	900,812	121	(1,454,891)	(104)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(154,850)	(21)	62,304	4
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,490,116**	**100**	**1,724,645**	**100**
32	INCOME TAX	1,602,394	64	1,331,291	77
33	DEFERED INCOME TAX	510,108	20	72,754	4
34	WORKERS' PROFIT SHARING	317,397	13	310,802	18
35	DEFERED WORKERS' PROFIT SHARING	60,217	2	9,798	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	89,308,800	44,287,387
37	NET INCOME OF THE YEAR	2,820,401	1,057,787
38	NET SALES (**)	89,308,799	44,287,386
39	OPERATION INCOME (**)	8,223,979	7,359,757
40	NET INCOME OF MAYORITY INTEREST(**)	2,754,892	5,349,765
41	NET CONSOLIDATED INCOME (**)	3,178,283	6,146,771

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,178,283**	**6,146,771**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	3,079,864	160,907
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,258,147**	**6,307,678**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,500,055)	(3,070,631)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,758,092**	**3,237,047**
6	CASH FLOW FROM EXTERNAL FINANCING	(85,272)	279,865
7	CASH FLOW FROM INTERNAL FINANCING	(398,748)	(750,482)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(484,020)**	**(470,617)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(5,756,778)**	**(2,592,783)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,482,706)	173,647
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,931,226	6,757,579
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,448,520	6,931,226

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**3,079,864**	**160,907**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,436,130	1,869,036
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	643,734	(1,708,129)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,500,055)**	**(3,070,631)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	605,934	(961,439)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(697,536)	(1,999,664)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(467,577)	(92,371)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,621,711)	182,967
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	680,835	(200,124)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(85,272)**	**279,865**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(319,408)	(706,642)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(207,693)	407,336
25	+ DIVIDEND RECEIVED	425,971	321,604
26	+ OTHER FINANCING	15,858	257,567
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(398,748)**	**(750,482)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,932)	(7,504)
31	(-) DIVIDENS PAID	(275,102)	(567,260)
32	+ PREMIUM ON SALE OF SHARES	(113,714)	(175,718)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,756,778)**	**(2,592,783)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,856,135)	(2,809,620)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,421,468)	(2,549,569)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(342,028)	(214,075)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	892,221	106,705
39	+ (-) OTHER ITEMS	(29,368)	2,873,776

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.56	%	13.88	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.91	%	19.36	%
3	NET INCOME TO TOTAL ASSETS (**)	3.77	%	8.88	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	50.97	%	25.40	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.06	times	0.64	times
7	NET SALES TO FIXED ASSETS (**)	2.56	times	1.31	times
8	INVENTORIES ROTATION (**)	4.19	times	3.11	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	59	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.85	%	16.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.69	%	49.86	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.42	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.94	%	35.21	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.78	%	30.15	%
15	OPERATING INCOME TO INTEREST PAID	1.83	times	1.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.80	times	1.28	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.14	times	1.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.58	times	0.78	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66	times	0.79	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.93	%	31.13	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.01	%	14.24	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.68)	%	(6.93)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.06	times	0.80	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	17.62	%	(59.47)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.38	%	159.47	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	42.06	%	98.33	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.07	$	5.94
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COM UN SHARE(**)	$	3.57	$	6.82
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.03	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	28.25	$	30.71
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.84 times		1.67 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.75 times		8.66 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	893,500,000			893,500,000	1,365,257	
TOTAL			**893,500,000**	**0**	**0**	**893,500,000**	**1,365,257**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
893,500,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	21,500,000	30.30000	23.80000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT FEBRUARY 15 OF 2001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **4** Year: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,290,372**	**100**	**29,702,180**	**100**
2	**CURRENT ASSETS**	**1,816,064**	**7**	**2,386,752**	**8**
3	CASH AND SHORT-TERM INVESTMENTS	1,391,016	5	1,494,652	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	30,712	0	24,361	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	394,336	1	867,739	3
8	**LONG-TERM**	**24,911,025**	**91**	**27,021,749**	**91**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,911,025	91	27,021,749	91
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,595**	**0**	**1,431**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,020	0	2,447	0
16	ACCUMULATED DEPRECIATION	1,425	0	1,016	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**128,587**	**0**	**237,268**	**1**
19	**OTHER ASSETS**	**433,101**	**2**	**54,980**	**0**
20	**TOTAL LIABILITIES**	**1,829,255**	**100**	**2,063,623**	**100**
21	**CURRENT LIABILITIES**	**1,710,746**	**94**	**159,157**	**8**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	108,458	6	9,480	0
24	STOCK MARKET LOANS	1,500,000	82	0	0
25	TAXES TO BE PAID	11,485	1	140,069	7
26	OTHER CURRENT LIABILITIES	90,803	5	9,608	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,634,400**	**79**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	1,634,400	79
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**118,509**	**6**	**270,066**	**13**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**25,461,117**	**100**	**27,638,557**	**100**
36	**CONTRIBUTED CAPITAL**	**9,057,091**	**36**	**8,861,186**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,257	5	1,375,189	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,334,988	21	5,332,571	19
39	PREMIUM ON SALES OF SHARES	2,356,846	9	2,153,426	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**16,404,026**	**64**	**18,777,371**	**68**
42	RETAINED EARNINGS AND CAPITAL RESERVE	39,244,080	154	35,580,396	129
43	REPURCHASE FUND OF SHARES	2,837,315	11	1,253,917	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(28,432,261)	(112)	(23,406,707)	(85)
45	NET INCOME FOR THE YEAR	2,754,892	11	5,349,765	19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,391,016**	100	**1,494,652**	100
46	CASH	303	0	194	0
47	SHORT-TERM INVESTMENTS	1,390,713	100	1,494,458	100
18	**DEFERRED ASSETS (NET)**	**128,587**	100	**237,268**	100
48	AMORTIZED OR REDEEMED EXPENSES	898	1	112	0
49	GOODWILL	127,689	99	237,156	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,710,746**	100	**159,157**	100
52	FOREING CURRENCY LIABILITIES	98,170	6	0	0
53	MEXICAN PESOS LIABILITIES	1,612,576	94	159,157	100
24	**STOCK MARKET LOANS**	**1,500,000**	100	**0**	100
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,500,000	100		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**90,803**	100	**9,608**	100
57	OTHER CURRENT LIABILITIES WITH COST	41,965	46	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	48,838	54	9,608	100
27	**LONG-TERM LIABILITIES**	**0**	100	**1,634,400**	100
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	1,634,400	100
29	**STOCK MARKET LOANS**	**0**	100	**1,634,400**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	1,634,400	100
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**118,509**	100	**270,066**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	118,509	100	270,066	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(28,432,261)**	100	**(23,406,707)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	204,412	1	204,412	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(28,636,673)	(101)	(23,611,119)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 4 YEAR: 2000

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	105,318	2,227,595
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	893,500,000	900,000,000
78	REPURCHASED SHARES (*)	21,500,000	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**243,472**	**100**	**265,533**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**243,472**	**100**	**265,533**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**243,472**	**100**	**265,533**	**100**
6	TOTAL FINANCING COST	273,956	113	488,862	184
7	**INCOME AFTER FINANCING COST**	**(30,484)**	**(13)**	**(223,329)**	**(84)**
8	OTHER FINANCIAL OPERATIONS	209,638	86	(1,478,866)	(557)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(240,122)**	**(99)**	**1,255,537**	**473**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16,544	7	(69,264)	(26)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(256,666)**	**(105)**	**1,324,801**	**499**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,011,558	1,237	4,024,964	1,516
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,754,892**	**1,132**	**5,349,765**	**2,015**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,754,892**	**1,132**	**5,349,765**	**2,015**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,754,892**	**1,132**	**5,349,765**	**2,015**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**243,472**	**100**	**265,533**	**100**
21	DOMESTIC	243,472	100	265,533	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**273,956**	**100**	**488,862**	**100**
24	INTEREST PAID	308,103	112	566,343	116
25	EXCHANGE LOSSES	172,835	63	61,134	13
26	INTEREST EARNED	66,268	24	50,950	10
27	EXCHANGE PROFITS	197,668	72	59,137	12
28	GAIN DUE TO MONETARY POSITION	56,954	21	(28,528)	(6)
8	**OTHER FINANCIAL OPERATIONS**	**209,638**	**100**	**(1,478,866)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	713,236	340	(1,315,391)	(89)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(503,598)	(240)	(163,475)	(11)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**16,544**	**100**	**(69,264)**	**100**
32	INCOME TAX	126,541	765	(195,213)	(282)
33	DEFERED INCOME TAX	(109,997)	(665)	125,949	182
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR **2000**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	243,473	265,534
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	243,472	265,533
39	OPERATION INCOME (**)	243,472	265,533
41	NET CONSOLIDATED INCOME (**)	2,754,892	5,349,765

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,754,892**	**5,349,765**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,942,065)	(4,763,307)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(187,173)**	**586,458**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(16,420)	(748,522)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(203,593)**	**(162,064)**
6	CASH FLOW FROM EXTERNAL FINANCING	641,345	662,576
7	CASH FLOW FROM INTERNAL FINANCING	(123,646)	(183,222)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**517,699**	**479,354**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(417,742)**	**(786,789)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(103,636)	(469,499)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,494,652	1,964,151
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,391,016	1,494,652

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,942,065)**	**(4,763,307)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	566	566
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,942,631)	(4,763,873)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(16,420)**	**(748,522)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	72,934	(545,435)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(89,354)	(203,087)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**641,345**	**662,576**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,598,978	9,479
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,634,400)	(201,358)
25	+ DIVIDEND RECEIVED	634,802	1,028,089
26	+ OTHER FINANCING	41,965	(173,634)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(123,646)**	**(183,222)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,932)	(7,504)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(113,714)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(175,718)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(417,742)**	**(786,789)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(417,108)	(786,408)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(634)	(381)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,131.50	%	2,014.73	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.82	%	19.36	%
3	NET INCOME TO TOTAL ASSETS (**)	10.09	%	18.01	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.07)	%	0.53	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	152.65	times	185.56	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.21	%	34.45	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	6.70	%	6.95	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.07	times	0.07	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.37	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	114,213.84	%
15	OPERATING INCOME TO INTEREST PAID	0.79	times	0.47	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.13	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.06	times	15.00	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.06	times	15.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.99	times	1.16	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	81.31	%	939.11	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(76.88)	%	220.86	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.74)	%	(281.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.66)	times	(0.29)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	123.88	%	138.22	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(23.88)	%	(38.22)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.15	%	0.05	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.07		$ 5.94	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.07		$ 5.94	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 28.50		$ 30.71	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.84	times	1.67	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.75	times	8.66	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 4 Year: 2000

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	84,822,114	100	69,183,934	100
2	**CURRENT ASSETS**	33,276,319	39	27,111,094	39
3	CASH AND SHORT-TERM INVESTMENTS	4,852,675	6	6,931,226	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	9,217,209	11	8,326,579	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,546,306	3	1,087,300	2
6	INVENTORIES	15,839,967	19	9,774,319	14
7	OTHER CURRENT ASSETS	820,162	1	991,670	1
8	**LONG-TERM**	2,456,181	3	2,849,429	4
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	142,680	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,710,818	2	1,555,340	2
11	OTHER INVESTMENTS	602,683	1	1,294,089	2
12	**PROPERTY, PLANT AND EQUIPMENT**	34,981,700	41	33,892,758	49
13	PROPERTY	23,341,492	28	22,213,059	32
14	MACHINERY AND INDUSTRIAL	28,150,106	33	29,466,648	43
15	OTHER EQUIPMENT	5,878,610	7	3,805,397	6
16	ACCUMULATED DEPRECIATION	24,572,533	29	23,403,907	34
17	CONSTRUCTION IN PROGRESS	2,184,025	3	1,811,561	3
18	**DEFERRED ASSETS (NET)**	12,983,791	15	4,819,417	7
19	**OTHER ASSETS**	1,124,123	1	511,236	1
20	**TOTAL LIABILITIES**	52,241,003	100	34,492,878	100
21	**CURRENT LIABILITIES**	29,530,604	57	22,264,991	65
22	SUPPLIERS	8,811,249	17	4,634,766	13
23	BANK LOANS	9,555,132	18	9,582,830	28
24	STOCK MARKET LOANS	4,458,258	9	4,750,656	14
25	TAXES TO BE PAID	940,394	2	852,304	2
26	OTHER CURRENT LIABILITIES	5,765,571	11	2,444,435	7
27	**LONG-TERM LIABILITIES**	13,534,213	26	10,217,435	30
28	BANK LOANS	11,984,593	23	7,345,539	21
29	STOCK MARKET LOANS	0	0	2,615,040	8
30	OTHER LOANS	1,549,620	3	256,856	1
31	**DEFERRED LOANS**	9,160,513	18	2,009,039	6
32	**OTHER LIABILITIES**	15,673	0	1,413	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	32,581,111	100	34,691,056	100
34	**MINORITY INTEREST**	9,486,457	29	7,052,499	20
35	**MAJORITY INTEREST**	23,094,654	71	27,638,557	80
36	**CONTRIBUTED CAPITAL**	9,109,439	28	8,861,186	26
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,257	4	1,375,189	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,334,988	16	5,332,571	15
39	PREMIUM ON SALES OF SHARES	2,409,194	7	2,153,426	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	13,985,215	43	18,777,371	54
42	RETAINED EARNINGS AND CAPITAL RESERVE	39,243,760	120	35,580,396	103
43	REPURCHASE FUND OF SHARES	2,837,315	9	1,253,917	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(30,692,457)	(94)	(23,406,707)	(67)
45	NET INCOME FOR THE YEAR	2,596,597	8	5,349,765	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,852,675**	**100**	**6,931,226**	**100**
46	CASH	872,256	18	604,138	9
47	SHORT-TERM INVESTMENTS	3,980,419	82	6,327,088	91
18	**DEFERRED ASSETS (NET)**	**12,983,791**	**100**	**4,819,417**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,329,910	18	2,820,748	59
49	GOODWILL	10,653,881	82	1,825,082	38
50	DEFERRED TAXES	0	0	173,559	4
51	OTHERS	0	0	28	0
21	**CURRENT LIABILITIES**	**29,530,604**	**100**	**22,264,991**	**100**
52	FOREING CURRENCY LIABILITIES	12,724,433	43	6,147,229	28
53	MEXICAN PESOS LIABILITIES	16,806,171	57	16,117,762	72
24	**STOCK MARKET LOANS**	**4,458,258**	**100**	**4,750,656**	**100**
54	COMMERCIAL PAPER	2,058,258	46	4,750,656	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	2,400,000	54	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**5,765,571**	**100**	**2,444,435**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	773,405	13	720,619	29
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,992,166	87	1,723,816	71
27	**LONG-TERM LIABILITIES**	**13,534,213**	**100**	**10,217,435**	**100**
59	FOREING CURRENCY LIABILITIES	12,164,407	90	5,998,191	59
60	MEXICAN PESOS LIABILITIES	1,369,806	10	4,219,244	41
29	**STOCK MARKET LOANS**	**0**	**100**	**2,615,040**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	2,615,040	100
30	**OTHER LOANS**	**1,549,620**	**100**	**256,856**	**100**
63	OTHER LOANS WITH COST	1,549,620	100	256,856	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,160,513**	**100**	**2,009,039**	**100**
65	NEGATIVE GOODWILL	461,971	5	956,167	48
66	DEFERRED TAXES	8,617,740	94	1,037,042	52
67	OTHERS	80,802	1	15,830	1
32	**OTHER LIABILITIES**	**15,673**	**100**	**1,413**	**100**
68	RESERVES	7,803	50	0	0
69	OTHERS LIABILITIES	7,870	50	1,413	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(30,692,457)**	**100**	**(23,406,707)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	204,412	1	204,412	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(30,896,869)	(101)	(23,611,119)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,745,715	4,846,103
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,386	918
75	EMPLOYERS (*)	64,234	42,810
76	WORKERS (*)	25,490	25,185
77	CIRCULATION SHARES (*)	893,500,000	900,000,000
78	REPURCHASED SHARES (*)	21,500,000	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**89,040,778**	100	**44,287,386**	100
2	COST OF SALES	66,756,140	75	30,433,117	69
3	**GROSS INCOME**	**22,284,638**	25	**13,854,269**	31
4	OPERATING	14,309,235	16	6,494,512	15
5	**OPERATING INCOME**	**7,975,403**	9	**7,359,757**	17
6	TOTAL FINANCING COST	2,020,967	2	1,405,702	3
7	**INCOME AFTER FINANCING COST**	**5,954,436**	7	**5,954,055**	13
8	OTHER FINANCIAL OPERATIONS	590,599	1	(1,392,587)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,363,837**	6	**7,346,642**	17
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,905,233	3	1,724,645	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,458,604**	3	**5,621,997**	13
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	552,964	1	524,774	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,011,568**	3	**6,146,771**	14
14	INCOME OF DISCONTINUOUS OPERATIONS	30,575	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,980,993**	3	**6,146,771**	14
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,980,993**	3	**6,146,771**	14
19	NET INCOME OF MINORITY INTEREST	384,396		797,006	2
20	**NET INCOME OF MAJORITY INTEREST**	**2,596,597**	3	**5,349,765**	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**89,040,778**	**100**	**44,287,386**	**100**
21	DOMESTIC	43,511,400	49	38,061,259	86
22	FOREIGN	45,529,378	51	6,226,127	14
23	TRANSLATED INTO DOLLARS (***)	4,700,099	5	579,709	1
6	**TOTAL FINANCING COST**	**2,020,967**	**100**	**1,405,702**	**100**
24	INTEREST PAID	4,466,656	221	4,068,493	289
25	EXCHANGE LOSSES	2,249,218	111	2,099,417	149
26	INTEREST EARNED	504,762	25	746,103	53
27	EXCHANGE PROFITS	2,236,142	111	2,454,997	175
28	GAIN DUE TO MONETARY POSITION	(1,954,003)	(97)	(1,561,108)	(111)
8	**OTHER FINANCIAL OPERATIONS**	**590,599**	**100**	**(1,392,587)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	795,674	135	(1,454,891)	(104)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(205,075)	(35)	62,304	4
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,905,233**	**100**	**1,724,645**	**100**
32	INCOME TAX	1,545,864	53	1,331,291	77
33	DEFERED INCOME TAX	900,633	31	72,754	4
34	WORKERS' PROFIT SHARING	322,396	11	310,802	18
35	DEFERED WORKERS' PROFIT SHARING	136,340	5	9,798	1

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4 YEAR 2000

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	89,040,779	44,287,387
37	NET INCOME OF THE YEAR	2,755,072	1,057,787
38	NET SALES (**)	89,040,778	44,287,386
39	OPERATION INCOME (**)	7,975,403	7,359,757
40	NET INCOME OF MAYORITY INTEREST(**)	2,596,597	5,349,765
41	NET CONSOLIDATED INCOME (**)	2,980,993	6,146,771

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,980,993**	**6,146,771**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	3,958,522	160,907
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,939,515**	**6,307,678**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(5,433,129)	(3,070,631)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,506,386**	**3,237,047**
6	CASH FLOW FROM EXTERNAL FINANCING	2,265,711	279,865
7	CASH FLOW FROM INTERNAL FINANCING	(434,799)	(750,482)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,830,912**	**(470,617)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(5,415,849)**	**(2,592,783)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,078,551)	173,647
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,931,226	6,757,579
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,852,675	6,931,226

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 4 YEAR: 2000
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**3,958,522**	**160,907**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,425,661	1,869,036
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	1,532,861	(1,708,129)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(5,433,129)**	**(3,070,631)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	435,309	(961,439)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(800,950)	(1,999,664)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(4,878,493)	(92,371)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,408,716)	182,967
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,219,721	(200,124)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**2,265,711**	**279,865**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(320,096)	(706,642)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(212,708)	407,336
25	+ DIVIDEND RECEIVED	425,971	321,604
26	+ OTHER FINANCING	2,372,544	257,567
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(434,799)**	**(750,482)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,932)	(7,504)
31	(-) DIVIDENS PAID	(310,366)	(567,260)
32	+ PREMIUM ON SALE OF SHARES	(114,501)	(175,718)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,415,849)**	**(2,592,783)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,456,909)	(2,809,620)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,643,868)	(2,549,569)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(109,773)	(214,075)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	872,893	106,705
39	+ (-) OTHER ITEMS	(78,192)	2,873,776

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.35	%	13.88	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.24	%	19.36	%
3	NET INCOME TO TOTAL ASSETS (**)	3.51	%	8.88	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	65.55	%	25.40	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.05	times	0.64	times
7	NET SALES TO FIXED ASSETS (**)	2.55	times	1.31	times
8	INVENTORIES ROTATION (**)	4.21	times	3.11	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	59	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.77	%	16.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.59	%	49.86	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.60	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	47.64	%	35.21	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.69	%	30.15	%
15	OPERATING INCOME TO INTEREST PAID	1.79	times	1.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.70	times	1.28	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	1.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.59	times	0.78	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.64	times	0.79	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.43	%	31.13	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.79	%	14.24	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.10)	%	(6.93)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.34	times	0.80	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	123.75	%	(59.47)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(23.75)	%	159.47	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	48.82	%	98.33	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.89		$ 5.94	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.35		$ 6.82	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.03		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.85		$ 30.71	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.92	times	1.67	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.24	times	8.66	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	893,500,000			893,500,000	1,365,257	
TOTAL			**893,500,000**	**0**	**0**	**893,500,000**	**1,365,257**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
893,500,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	21,500,000	30.30000	23.80000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GCARSO** QUARTER: **4** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO	**C.P. JOSE LUIS OCAÑA CASTRO**
DIRECTOR FINANCIERO	**GERENTE DE INFORMACION FINANCIERA**

M E X I C O, D.F., AT APRIL 27 OF 2001

Exhibit O2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **4** Year: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**26,464,742**	**100**	**29,702,180**	**100**
2	**CURRENT ASSETS**	**1,966,762**	**7**	**2,386,752**	**8**
3	CASH AND SHORT-TERM INVESTMENTS	1,391,040	5	1,494,652	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	69,832	0	24,361	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	505,890	2	867,739	3
8	**LONG-TERM**	**23,983,364**	**91**	**27,021,749**	**91**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,983,364	91	27,021,749	91
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,595**	**0**	**1,431**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,020	0	2,447	0
16	ACCUMULATED DEPRECIATION	1,425	0	1,016	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**128,587**	**0**	**237,268**	**1**
19	**OTHER ASSETS**	**384,434**	**1**	**54,980**	**0**
20	**TOTAL LIABILITIES**	**3,370,088**	**100**	**2,063,623**	**100**
21	**CURRENT LIABILITIES**	**1,824,724**	**54**	**159,157**	**8**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	108,458	3	9,480	0
24	STOCK MARKET LOANS	1,500,000	45	0	0
25	TAXES TO BE PAID	125,462	4	140,069	7
26	OTHER CURRENT LIABILITIES	90,804	3	9,608	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,634,400**	**79**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	1,634,400	79
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,545,364**	**46**	**270,066**	**13**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**23,094,654**	**100**	**27,638,557**	**100**
36	**CONTRIBUTED CAPITAL**	**9,109,439**	**39**	**8,861,186**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,365,257	6	1,375,189	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,334,988	23	5,332,571	19
39	PREMIUM ON SALES OF SHARES	2,409,194	10	2,153,426	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**13,985,215**	**61**	**18,777,371**	**68**
42	RETAINED EARNINGS AND CAPITAL RESERVE	39,243,760	170	35,580,396	129
43	REPURCHASE FUND OF SHARES	2,837,315	12	1,253,917	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(30,692,457)	(133)	(23,406,707)	(85)
45	NET INCOME FOR THE YEAR	2,596,597	11	5,349,765	19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,391,040**	**100**	**1,494,652**	**100**
46	CASH	327	0	194	0
47	SHORT-TERM INVESTMENTS	1,390,713	100	1,494,458	100
18	**DEFERRED ASSETS (NET)**	**128,587**	**100**	**237,268**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	898	1	112	0
49	GOODWILL	127,689	99	237,156	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,824,724**	**100**	**159,157**	**100**
52	FOREING CURRENCY LIABILITIES	98,170	5	0	0
53	MEXICAN PESOS LIABILITIES	1,726,554	95	159,157	100
24	**STOCK MARKET LOANS**	**1,500,000**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,500,000	100	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**90,804**	**100**	**9,608**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	41,965	46	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	48,839	54	9,608	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**1,634,400**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	1,634,400	100
29	**STOCK MARKET LOANS**	**0**	**100**	**1,634,400**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	1,634,400	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**1,545,364**	**100**	**270,066**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,545,364	100	270,066	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(30,692,457)**	**100**	**(23,406,707)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	204,412	1	204,412	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(30,896,869)	(101)	(23,611,119)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER:**4** YEAR:**2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	142,038	2,227,595
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	893,500,000	900,000,000
78	REPURCHASED SHARES (*)	21,500,000	15,000,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**243,472**	**100**	**265,533**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**243,472**	**100**	**265,533**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**243,472**	**100**	**265,533**	**100**
6	TOTAL FINANCING COST	287,251	118	488,862	184
7	**INCOME AFTER FINANCING COST**	**(43,779)**	**(18)**	**(223,329)**	**(84)**
8	OTHER FINANCIAL OPERATIONS	211,116	87	(1,478,866)	(557)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(254,895)**	**(105)**	**1,255,537**	**473**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(106,500)	(44)	(69,264)	(26)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(148,395)**	**(61)**	**1,324,801**	**499**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,744,992	1,127	4,024,964	1,516
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,596,597**	**1,066**	**5,349,765**	**2,015**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,596,597**	**1,066**	**5,349,765**	**2,015**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,596,597**	**1,066**	**5,349,765**	**2,015**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**243,472**	**100**	**265,533**	**100**
21	DOMESTIC	243,472	100	265,533	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**287,251**	**100**	**488,862**	**100**
24	INTEREST PAID	308,103	107	566,343	116
25	EXCHANGE LOSSES	183,084	64	61,134	13
26	INTEREST EARNED	66,268	23	50,950	10
27	EXCHANGE PROFITS	197,668	69	59,137	12
28	GAIN DUE TO MONETARY POSITION	60,000	21	(28,528)	(6)
8	**OTHER FINANCIAL OPERATIONS**	**211,116**	**100**	**(1,478,866)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	695,818	330	(1,315,391)	(89)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(484,702)	(230)	(163,475)	(11)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(106,500)**	**100**	**(69,264)**	**100**
32	INCOME TAX	1,970	2	(195,213)	(282)
33	DEFERED INCOME TAX	(108,470)	(102)	125,949	182
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR **2000**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	243,473	265,534
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	243,472	265,533
39	OPERATION INCOME (**)	243,472	265,533
41	NET CONSOLIDATED INCOME (**)	2,596,597	5,349,765

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **4** YEAR: **2000**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**2,596,597**	**5,349,765**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,679,219)	(4,763,307)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(82,622)**	**586,458**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(120,064)	(748,522)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(202,686)**	**(162,064)**
6	CASH FLOW FROM EXTERNAL FINANCING	641,345	662,576
7	CASH FLOW FROM INTERNAL FINANCING	(124,433)	(183,222)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**516,912**	**479,354**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(417,838)**	**(786,789)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(103,612)	(469,499)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,494,652	1,964,151
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,391,040	1,494,652

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,679,219)**	**(4,763,307)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	566	566
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,679,785)	(4,763,873)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(120,064)**	**(748,522)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(144,690)	(545,435)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	24,626	(203,087)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**641,345**	**662,576**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,598,978	9,479
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,634,400)	(201,358)
25	+ DIVIDEND RECEIVED	634,802	1,028,089
26	+ OTHER FINANCING	41,965	(173,634)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(124,433)**	**(183,222)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(9,932)	(7,504)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(114,501)	(175,718)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(417,838)**	**(786,789)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(417,108)	(786,408)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(730)	(381)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER:4 YEAR: 2000

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,066.49	%	2,014.73	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.24	%	19.36	%
3	NET INCOME TO TOTAL ASSETS (**)	9.81	%	18.01	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.31)	%	0.53	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	152.65	times	185.56	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.21	%	34.45	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	12.73	%	6.95	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.15	times	0.07	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.91	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	114,213.84	%
15	OPERATING INCOME TO INTEREST PAID	0.79	times	0.47	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.07	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.08	times	15.00	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	times	15.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.58	times	1.16	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	76.23	%	939.11	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(33.93)	%	220.86	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(49.31)	%	(281.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.66)	times	(0.29)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	124.07	%	138.22	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(24.07)	%	(38.22)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.17	%	0.05	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.89		$ 5.94	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.89		$ 5.94	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.85		$ 30.71	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.92	times	1.67	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.23	times	8.66	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit P1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **1** Year: **2001**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**83,658,044**	**100**	**84,754,293**	**100**
2	**CURRENT ASSETS**	**32,584,068**	**39**	**33,148,981**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	5,515,910	7	5,974,478	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,702,375	10	8,207,131	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,446,262	3	1,270,948	1
6	INVENTORIES	15,831,995	19	16,477,446	19
7	OTHER CURRENT ASSETS	87,526	0	1,218,978	1
8	**LONG-TERM**	**1,996,309**	**2**	**1,795,659**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,672	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,394,798	2	1,213,557	1
11	OTHER INVESTMENTS	601,511	1	579,430	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,155,066**	**42**	**36,671,574**	**43**
13	PROPERTY	23,731,845	28	23,918,944	28
14	MACHINERY AND INDUSTRIAL	28,568,150	34	29,110,233	34
15	OTHER EQUIPMENT	5,787,160	7	7,412,195	9
16	ACCUMULATED DEPRECIATION	25,176,572	30	26,288,775	31
17	CONSTRUCTION IN PROGRESS	2,244,483	3	2,518,977	3
18	**DEFERRED ASSETS (NET)**	**12,931,038**	**15**	**12,491,208**	**15**
19	**OTHER ASSETS**	**991,563**	**1**	**646,871**	**1**
20	**TOTAL LIABILITIES**	**50,810,333**	**100**	**49,853,818**	**100**
21	**CURRENT LIABILITIES**	**29,265,303**	**58**	**32,440,883**	**65**
22	SUPPLIERS	7,438,940	15	9,246,068	19
23	BANK LOANS	7,623,006	15	10,310,922	21
24	STOCK MARKET LOANS	8,043,836	16	7,207,794	14
25	TAXES TO BE PAID	1,204,155	2	1,191,954	2
26	OTHER CURRENT LIABILITIES	4,955,366	10	4,484,145	9
27	**LONG-TERM LIABILITIES**	**12,770,361**	**25**	**11,142,008**	**22**
28	BANK LOANS	11,332,622	22	7,012,636	14
29	STOCK MARKET LOANS	0	0	2,565,600	5
30	OTHER LOANS	1,437,739	3	1,563,772	3
31	**DEFERRED LOANS**	**8,574,273**	**17**	**6,111,445**	**12**
32	**OTHER LIABILITIES**	**200,396**	**0**	**159,482**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**32,847,711**	**100**	**34,900,475**	**100**
34	**MINORITY INTEREST**	**9,152,664**	**28**	**9,896,591**	**28**
35	**MAJORITY INTEREST**	**23,695,047**	**72**	**25,003,884**	**72**
36	**CONTRIBUTED CAPITAL**	**9,205,978**	**28**	**8,932,436**	**26**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	4	1,370,501	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,409,509	16	5,389,977	15
39	PREMIUM ON SALES OF SHARES	2,436,178	7	2,171,958	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,489,069**	**44**	**16,071,448**	**46**
42	RETAINED EARNINGS AND CAPITAL RESERVE	42,308,969	129	41,284,727	118
43	REPURCHASE FUND OF SHARES	2,793,191	9	1,152,382	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(31,105,149)	(95)	(27,252,555)	(78)
45	NET INCOME FOR THE YEAR	492,058	1	886,894	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,515,910**	**100**	**5,974,478**	**100**
46	CASH	621,955	11	941,053	16
47	SHORT-TERM INVESTMENTS	4,893,955	89	5,033,425	84
18	**DEFERRED ASSETS (NET)**	**12,931,038**	**100**	**12,491,208**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,646,257	20	2,930,611	23
49	GOODWILL	10,251,811	79	9,560,597	77
50	DEFERRED TAXES	32,970	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**29,265,303**	**100**	**32,440,883**	**100**
52	FOREING CURRENCY LIABILITIES	12,107,243	41	13,099,649	40
53	MEXICAN PESOS LIABILITIES	17,158,060	59	19,341,234	60
24	**STOCK MARKET LOANS**	**8,043,836**	**100**	**7,207,794**	**100**
54	COMMERCIAL PAPER	5,643,836	70	7,207,794	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	2,400,000	30	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,955,366**	**100**	**4,484,145**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	684,958	14	426,481	10
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,270,408	86	4,057,664	90
27	**LONG-TERM LIABILITIES**	**12,770,361**	**100**	**11,142,008**	**100**
59	FOREING CURRENCY LIABILITIES	11,400,122	89	8,521,660	76
60	MEXICAN PESOS LIABILITIES	1,370,239	11	2,620,348	24
29	**STOCK MARKET LOANS**	**0**	**100**	**2,565,600**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	2,565,600	100
30	**OTHER LOANS**	**1,437,739**	**100**	**1,563,772**	**100**
63	OTHER LOANS WITH COST	1,437,739	100	1,563,772	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,574,273**	**100**	**6,111,445**	**100**
65	NEGATIVE GOODWILL	368,272	4	1,231,363	20
66	DEFERRED TAXES	8,101,353	94	4,753,537	78
67	OTHERS	104,648	1	126,545	2
32	**OTHER LIABILITIES**	**200,396**	**100**	**159,482**	**100**
68	RESERVES	189,340	94	154,856	97
69	OTHERS LIABILITIES	11,056	6	4,626	3
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(31,105,149)**	**100**	**(27,252,555)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	206,687	1	206,687	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(31,311,836)	(101)	(27,459,242)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,318,765	708,098
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,390	1,322
75	EMPLOYERS (*)	61,105	61,340
76	WORKERS (*)	25,427	25,752
77	CIRCULATION SHARES (*)	890,250,000	896,932,000
78	REPURCHASED SHARES (*)	24,750,000	18,068,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**22,946,594**	**100**	**15,950,689**	**100**
2	COST OF SALES	17,224,136	75	11,503,352	72
3	**GROSS INCOME**	**5,722,458**	**25**	**4,447,337**	**28**
4	OPERATING	3,816,352	17	2,403,133	15
5	**OPERATING INCOME**	**1,906,106**	**8**	**2,044,204**	**13**
6	TOTAL FINANCING COST	845,287	4	353,930	2
7	**INCOME AFTER FINANCING COST**	**1,060,819**	**5**	**1,690,274**	**11**
8	OTHER FINANCIAL OPERATIONS	(9,785)	0	(51,739)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,070,604**	**5**	**1,742,013**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	666,433	3	792,284	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**404,171**	**2**	**949,729**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	114,922	1	99,998	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**519,093**	**2**	**1,049,727**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**519,093**	**2**	**1,049,727**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**519,093**	**2**	**1,049,727**	**7**
19	NET INCOME OF MINORITY INTEREST	27,035		162,833	1
20	**NET INCOME OF MAJORITY INTEREST**	**492,058**	**2**	**886,894**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**22,946,594**	**100**	**15,950,689**	**100**
21	DOMESTIC	10,681,674	47	10,298,937	65
22	FOREIGN	12,264,920	53	5,651,752	35
23	TRANSLATED INTO DOLLARS (***)	1,285,617	6	569,265	4
6	**TOTAL FINANCING COST**	**845,287**	**100**	**353,930**	**100**
24	INTEREST PAID	1,111,976	132	1,040,683	294
25	EXCHANGE LOSSES	413,601	49	406,442	115
26	INTEREST EARNED	139,402	16	139,481	39
27	EXCHANGE PROFITS	378,261	45	545,500	154
28	GAIN DUE TO MONETARY POSITION	(162,627)	(19)	(408,214)	(115)
8	**OTHER FINANCIAL OPERATIONS**	**(9,785)**	**100**	**(51,739)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	70,221	718	439,845	850
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(80,006)	(818)	(491,584)	(950)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**666,433**	**100**	**792,284**	**100**
32	INCOME TAX	679,944	102	749,018	95
33	DEFERED INCOME TAX	(116,046)	(17)	(87,361)	(11)
34	WORKERS' PROFIT SHARING	204,881	31	136,271	17
35	DEFERED WORKERS' PROFIT SHARING	(102,346)	(15)	(5,644)	(1)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	22,946,595	15,950,690
37	NET INCOME OF THE YEAR	1,094,737	1,682,697
38	NET SALES (**)	96,757,913	50,450,592
39	OPERATION INCOME (**)	7,901,906	7,631,138
40	NET INCOME OF MAYORITY INTEREST(**)	2,222,793	4,906,906
41	NET CONSOLIDATED INCOME (**)	2,474,505	5,694,166

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**519,093**	**1,049,727**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	465,262	415,451
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**984,355**	**1,465,178**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(403,558)	1,227,180
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**580,797**	**2,692,358**
6	CASH FLOW FROM EXTERNAL FINANCING	945,363	366,414
7	CASH FLOW FROM INTERNAL FINANCING	(295,881)	(357,072)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**649,482**	**9,342**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(621,394)**	**(3,718,490)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	608,885	(1,016,790)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,907,025	6,991,268
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,515,910	5,974,478

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**465,262**	**415,451**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	648,297	522,873
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(183,035)	(107,422)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(403,558)**	**1,227,180**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	618,067	1,528,993
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(45,873)	180,519
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,019,684	84,079
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,470,995)	(1,062,383)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(524,441)	495,972
6	**CASH FLOW FROM EXTERNAL FINANCING**	**945,363**	**366,414**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,496,503	3,061,063
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(786,198)	(2,724,709)
25	+ DIVIDEND RECEIVED	461,404	366,949
26	+ OTHER FINANCING	(226,346)	(336,889)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(295,881)**	**(357,072)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(5,012)
31	(-) DIVIDENS PAID	(215,201)	(239,734)
32	+ PREMIUM ON SALE OF SHARES	(75,714)	(112,326)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(621,394)**	**(3,718,490)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(38,710)	(2,905,532)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(469,319)	(358,845)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(196,029)	(482,408)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	70,150	28,295
39	+ (-) OTHER ITEMS	12,514	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	2.26 %	6.58 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.38 %	19.62 %
3	NET INCOME TO TOTAL ASSETS (**)	2.96 %	6.72 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	31.33 %	38.89 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.16 times	0.60 times
7	NET SALES TO FIXED ASSETS (**)	2.75 times	1.38 times
8	INVENTORIES ROTATION (**)	4.61 times	2.15 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	30 days	40 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.71 %	13.89 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.74 %	58.82 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.55 times	1.43 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.26 %	43.37 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.33 %	30.38 %
15	OPERATING INCOME TO INTEREST PAID	1.71 times	1.96 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.90 times	1.01 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11 times	1.02 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.57 times	0.51 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.64 times	0.66 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.85 %	18.42 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	4.29 %	9.19 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.76) %	7.69 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.52 times	2.59 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	145.56 %	3,922.22 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(45.56) %	(3,822.22) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	75.53 %	9.65

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.48		$ 5.45	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.83		$ 6.33	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.03		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.62		$ 27.88	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.84	times	1.35	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.05	times	6.91	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	890,250,000			890,250,000	1,360,291	
TOTAL			890,250,000	0	0	890,250,000	1,360,291	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
890,250,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	24,750,000	29.56000	22.44000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **MARCH** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO DIRECTOR FINANCIERO	C.P. JOSE LUIS OCAÑA CASTRO GERENTE DE INFORMACION FINANCIERA

M E X I C O, D.F., AT MAY 3 OF 2001

Exhibit P2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2001

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	26,767,595	100	27,102,539	100
2	**CURRENT ASSETS**	2,376,333	9	2,924,289	11
3	CASH AND SHORT-TERM INVESTMENTS	2,327,428	9	2,538,208	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,693	0	23,935	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	26,212	0	362,146	1
8	**LONG-TERM**	24,127,274	90	23,935,347	88
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,127,274	90	23,935,347	88
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	1,626	0	1,385	0
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,183	0	2,542	0
16	ACCUMULATED DEPRECIATION	1,557	0	1,157	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	103,236	0	213,413	1
19	**OTHER ASSETS**	159,126	1	28,105	0
20	**TOTAL LIABILITIES**	3,072,548	100	2,098,655	100
21	**CURRENT LIABILITIES**	1,534,652	50	311,243	15
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	1,500,000	49	0	0
25	TAXES TO BE PAID	8,698	0	288,915	14
26	OTHER CURRENT LIABILITIES	25,954	1	22,328	1
27	**LONG-TERM LIABILITIES**	0	0	1,603,500	76
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	1,603,500	76
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	1,537,896	50	183,912	9
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	23,695,047	100	25,003,884	100
36	**CONTRIBUTED CAPITAL**	9,205,978	39	8,932,436	36
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	6	1,370,501	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,409,509	23	5,389,977	22
39	PREMIUM ON SALES OF SHARES	2,436,178	10	2,171,958	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	14,489,069	61	16,071,448	64
42	RETAINED EARNINGS AND CAPITAL RESERVE	42,308,969	179	41,284,727	165
43	REPURCHASE FUND OF SHARES	2,793,191	12	1,152,382	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(31,105,149)	(131)	(27,252,555)	(109)
45	NET INCOME FOR THE YEAR	492,058	2	886,894	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,327,428**	**100**	**2,538,208**	**100**
46	CASH	1,127	0	(2,152)	0
47	SHORT-TERM INVESTMENTS	2,326,301	100	2,540,360	100
18	**DEFERRED ASSETS (NET)**	**103,236**	**100**	**213,413**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,793	2	1,815	1
49	GOODWILL	101,443	98	211,598	99
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,534,652**	**100**	**311,243**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	1,534,652	100	311,243	100
24	**STOCK MARKET LOANS**	**1,500,000**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	1,500,000	100		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**25,954**	**100**	**22,328**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	25,954	100	22,328	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**1,603,500**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	1,603,500	100
29	**STOCK MARKET LOANS**	**0**	**100**	**1,603,500**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	1,603,500	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**1,537,896**	**100**	**183,912**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,537,896	100	183,912	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(31,105,149)**	**100**	**(27,252,555)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	206,687	1	206,687	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(31,311,836)	(101)	(27,459,242)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	841,681	2,613,046
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	890,250,000	896,932,000
78	REPURCHASED SHARES (*)	24,750,000	18,068,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**59,331**	**100**	**62,825**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**59,331**	**100**	**62,825**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**59,331**	**100**	**62,825**	**100**
6	TOTAL FINANCING COST	124,119	209	112,604	179
7	**INCOME AFTER FINANCING COST**	**(64,788)**	**(109)**	**(49,779)**	**(79)**
8	OTHER FINANCIAL OPERATIONS	22,835	38	(105,584)	(168)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(87,623)**	**(148)**	**55,805**	**89**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(23,535)	(40)	64,853	103
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(64,088)**	**(108)**	**(9,048)**	**(14)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	556,146	937	895,942	1,426
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**492,058**	**829**	**886,894**	**1,412**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**492,058**	**829**	**886,894**	**1,412**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**492,058**	**829**	**886,894**	**1,412**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**59,331**	**100**	**62,825**	**100**
21	DOMESTIC	59,331	100	62,825	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**124,119**	**100**	**112,604**	**100**
24	INTEREST PAID	77,918	63	85,448	76
25	EXCHANGE LOSSES	161,493	130	59,361	53
26	INTEREST EARNED	18,540	15	20,896	19
27	EXCHANGE PROFITS	103,801	84	25,374	23
28	GAIN DUE TO MONETARY POSITION	7,049	6	14,065	12
8	**OTHER FINANCIAL OPERATIONS**	**22,835**	**100**	**(105,584)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	36,830	161	334,499	317
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(13,995)	(61)	(440,083)	(417)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(23,535)**	**100**	**64,853**	**100**
32	INCOME TAX	0	0	120,229	185
33	DEFERED INCOME TAX	(23,535)	(100)	(55,376)	(85)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR 2001

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	59,332	62,826
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	241,950	260,873
39	OPERATION INCOME (**)	241,950	260,873
41	NET CONSOLIDATED INCOME (**)	2,222,793	4,906,906

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **1** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**492,058**	**886,894**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(551,840)	(887,958)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(59,782)**	**(1,064)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	619,315	693,067
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**559,533**	**692,003**
6	CASH FLOW FROM EXTERNAL FINANCING	490,371	537,783
7	CASH FLOW FROM INTERNAL FINANCING	(80,680)	(117,338)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**409,691**	**420,445**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(48,416)**	**(81,840)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	920,808	1,030,608
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,406,620	1,507,600
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,327,428	2,538,208

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(551,840)**	**(887,958)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	175	131
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(552,015)	(888,089)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**619,315**	**693,067**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	760,916	532,798
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(141,601)	160,269
6	**CASH FLOW FROM EXTERNAL FINANCING**	**490,371**	**537,783**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(126,473)	(9,561)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(45,058)
25	+ DIVIDEND RECEIVED	659,279	592,402
26	+ OTHER FINANCING	(42,435)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(80,680)**	**(117,338)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(5,012)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(75,714)	(112,326)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(48,416)**	**(81,840)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(48,287)	(81,766)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(129)	(74)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2001

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	829.34	%	1,411.69	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.38	%	19.62	%
3	NET INCOME TO TOTAL ASSETS (**)	8.30	%	18.10	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.43)	%	(1.59)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	148.80	times	188.36	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	20.20	%	29.72	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	11.48	%	7.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.13	times	0.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	115,776.17	%
15	OPERATING INCOME TO INTEREST PAID	0.76	times	0.74	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.08	times	0.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.55	times	9.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.55	times	9.40	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.77	times	1.39	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	151.66	%	815.51	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(100.76)	%	(1.69)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1,043.83	%	1,103.17	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	7.18	times	8.10	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	119.69	%	127.91	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(19.69)	%	(27.91)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.27	%	0.09	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.48	$ 5.45
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.48	$ 5.45
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 26.62	$ 27.88
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.84 times	1.35 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.05 times	6.91 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) . TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Exhibit Q1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO Quarter: 2 Year: 2001
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**81,887,981**	100	**83,004,691**	100
2	**CURRENT ASSETS**	**31,548,922**	39	**30,657,736**	37
3	CASH AND SHORT-TERM INVESTMENTS	6,882,941	8	5,479,893	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,653,404	11	8,497,725	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,612,042	2	1,117,638	1
6	INVENTORIES	14,106,163	17	14,657,922	18
7	OTHER CURRENT ASSETS	294,372	0	904,558	1
8	**LONG-TERM**	**2,145,041**	3	**1,844,989**	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,552,585	2	1,281,331	2
11	OTHER INVESTMENTS	592,456	1	563,658	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,903,380**	43	**35,814,654**	43
13	PROPERTY	24,205,824	30	23,459,386	28
14	MACHINERY AND INDUSTRIAL	28,482,953	35	29,227,936	35
15	OTHER EQUIPMENT	5,727,965	7	7,223,237	9
16	ACCUMULATED DEPRECIATION	25,449,348	31	26,386,149	32
17	CONSTRUCTION IN PROGRESS	1,935,986	2	2,290,244	3
18	**DEFERRED ASSETS (NET)**	**12,254,763**	15	**14,030,457**	17
19	**OTHER ASSETS**	**1,035,875**	1	**656,855**	1
20	**TOTAL LIABILITIES**	**48,812,512**	100	**50,140,207**	100
21	**CURRENT LIABILITIES**	**24,221,478**	50	**31,488,154**	63
22	SUPPLIERS	5,710,452	12	7,727,995	15
23	BANK LOANS	4,388,846	9	11,140,033	22
24	STOCK MARKET LOANS	7,834,365	16	6,640,088	13
25	TAXES TO BE PAID	1,158,075	2	1,323,155	3
26	OTHER CURRENT LIABILITIES	5,129,740	11	4,656,883	9
27	**LONG-TERM LIABILITIES**	**15,790,852**	32	**11,335,206**	23
28	BANK LOANS	15,579,188	32	7,290,786	15
29	STOCK MARKET LOANS	0	0	2,459,040	5
30	OTHER LOANS	211,664	0	1,585,380	3
31	**DEFERRED LOANS**	**8,674,642**	18	**7,157,946**	14
32	**OTHER LIABILITIES**	**125,540**	0	**158,901**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**33,075,469**	100	**32,864,484**	100
34	**MINORITY INTEREST**	**9,165,226**	28	**9,558,396**	29
35	**MAJORITY INTEREST**	**23,910,243**	72	**23,306,088**	71
36	**CONTRIBUTED CAPITAL**	**9,300,926**	28	**8,688,190**	26
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	4	1,365,767	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,479,465	17	5,208,664	16
39	PREMIUM ON SALES OF SHARES	2,461,170	7	2,113,759	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,609,317**	44	**14,617,898**	44
42	RETAINED EARNINGS AND CAPITAL RESERVE	41,790,149	126	38,522,858	117
43	REPURCHASE FUND OF SHARES	2,822,064	9	2,678,917	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(31,305,270)	(95)	(27,298,341)	(83)
45	NET INCOME FOR THE YEAR	1,302,374	4	714,464	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR:2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,882,941**	**100**	**5,479,893**	**100**
46	CASH	2,290,860	33	862,721	16
47	SHORT-TERM INVESTMENTS	4,592,081	67	4,617,172	84
18	**DEFERRED ASSETS (NET)**	**12,254,763**	**100**	**14,030,457**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,745,367	22	2,803,496	20
49	GOODWILL	9,451,075	77	11,226,961	80
50	DEFERRED TAXES	58,321	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**24,221,478**	**100**	**31,488,154**	**100**
52	FOREING CURRENCY LIABILITIES	6,720,672	28	13,262,343	42
53	MEXICAN PESOS LIABILITIES	17,500,806	72	18,225,811	58
24	**STOCK MARKET LOANS**	**7,834,365**	**100**	**6,640,088**	**100**
54	COMMERCIAL PAPER	6,934,365	89	6,640,088	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	900,000	11	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**5,129,740**	**100**	**4,656,883**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	851,765	17	569,162	12
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,277,975	83	4,087,721	88
27	**LONG-TERM LIABILITIES**	**15,790,852**	**100**	**11,335,206**	**100**
59	FOREING CURRENCY LIABILITIES	11,181,475	71	8,827,099	78
60	MEXICAN PESOS LIABILITIES	4,609,377	29	2,508,107	22
29	STOCK MARKET LOANS	**0**	**100**	**2,459,040**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	2,459,040	100
30	**OTHER LOANS**	**211,664**	**100**	**1,585,380**	**100**
63	OTHER LOANS WITH COST	211,664	100	1,585,380	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,674,642**	**100**	**7,157,946**	**100**
65	NEGATIVE GOODWILL	503,366	6	1,100,428	15
66	DEFERRED TAXES	8,084,680	93	6,001,356	84
67	OTHERS	86,596	1	56,162	1
32	**OTHER LIABILITIES**	**125,540**	**100**	**158,901**	**100**
68	RESERVES	123,192	98	154,609	97
69	OTHERS LIABILITIES	2,348	2	4,292	3
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(31,305,270)**	**100**	**(27,298,341)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	208,823	1	208,823	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(31,514,093)	(101)	(27,507,164)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	7,327,444	(830,418)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,601	1,341
75	EMPLOYERS (*)	57,876	61,912
76	WORKERS (*)	24,422	25,862
77	CIRCULATION SHARES (*)	890,250,000	893,633,500
78	REPURCHASED SHARES (*)	24,750,000	21,166,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**44,091,620**	**100**	**38,849,384**	**100**
2	COST OF SALES	33,005,639	75	28,805,481	74
3	**GROSS INCOME**	**11,085,981**	**25**	**10,043,903**	**26**
4	OPERATING	7,544,685	17	6,451,054	17
5	**OPERATING INCOME**	**3,541,296**	**8**	**3,592,849**	**9**
6	TOTAL FINANCING COST	1,219,482	3	1,526,709	4
7	**INCOME AFTER FINANCING COST**	**2,321,814**	**5**	**2,066,140**	**5**
8	OTHER FINANCIAL OPERATIONS	118,274	0	224,159	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,203,540**	**5**	**1,841,981**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,256,690	3	1,342,023	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**946,850**	**2**	**499,958**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	229,162	1	203,881	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,176,012**	**3**	**703,839**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,176,012**	**3**	**703,839**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(115,543)	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,291,555**	**3**	**703,839**	**2**
19	NET INCOME OF MINORITY INTEREST	(10,819)		(10,625)	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,302,374**	**3**	**714,464**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**44,091,620**	**100**	**38,849,384**	**100**
21	DOMESTIC	21,786,046	49	20,359,839	52
22	FOREIGN	22,305,574	51	18,489,545	48
23	TRANSLATED INTO DOLLARS (***)	2,441,922	6	1,852,898	5
6	**TOTAL FINANCING COST**	**1,219,482**	**100**	**1,526,709**	**100**
24	INTEREST PAID	2,034,282	167	2,113,545	138
25	EXCHANGE LOSSES	1,225,196	100	1,173,482	77
26	INTEREST EARNED	239,708	20	241,284	16
27	EXCHANGE PROFITS	1,225,208	100	836,646	55
28	GAIN DUE TO MONETARY POSITION	(575,080)	(47)	(682,388)	(45)
8	**OTHER FINANCIAL OPERATIONS**	**118,274**	**100**	**224,159**	**100**
29	OTHER NET EXPENSES (INCOME) NET	165,675	140	709,309	316
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(47,401)	(40)	(485,150)	(216)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,256,690**	**100**	**1,342,023**	**100**
32	INCOME TAX	1,122,634	89	1,176,286	88
33	DEFERED INCOME TAX	(102,809)	(8)	(28,984)	(2)
34	WORKERS' PROFIT SHARING	351,074	28	258,635	19
35	DEFERED WORKERS' PROFIT SHARING	(114,209)	(9)	(63,914)	(5)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	44,091,621	38,849,385
37	NET INCOME OF THE YEAR	1,821,389	1,878,484
38	NET SALES (**)	94,176,165	62,196,189
39	OPERATION INCOME (**)	7,914,280	7,298,613
40	NET INCOME OF MAYORITY INTEREST(**)	3,181,391	2,454,781
41	NET CONSOLIDATED INCOME (**)	3,565,132	2,863,688

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**1,291,555**	**703,839**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,125,260	1,225,891
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,416,815**	**1,929,730**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	63,929	470,021
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,480,744**	**2,399,751**
6	CASH FLOW FROM EXTERNAL FINANCING	1,044,978	1,733,334
7	CASH FLOW FROM INTERNAL FINANCING	(305,297)	(451,142)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**739,681**	**1,282,192**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,184,336)**	**(5,005,923)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,036,089	(1,323,980)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,846,852	6,803,873
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,882,941	5,479,893

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,125,260**	**1,225,891**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,202,671	1,161,584
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(77,411)	64,307
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**63,929**	**470,021**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	552,744	977,506
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,712,445	941,927
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,378,522	70,538
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(3,090,224)	(2,304,472)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(489,558)	784,522
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,044,978**	**1,733,334**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,773,363)	3,709,994
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	3,608,977	(2,223,477)
25	+ DIVIDEND RECEIVED	466,172	357,117
26	+ OTHER FINANCING	(1,256,808)	(110,300)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(305,297)**	**(451,142)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(9,654)
31	(-) DIVIDENS PAID	(223,911)	(234,335)
32	+ PREMIUM ON SALE OF SHARES	(76,420)	(207,153)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,184,336)**	**(5,005,923)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(158,553)	(3,642,694)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,300,448)	(1,093,934)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	78,573	(322,891)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	99,187	53,596
39	+ (-) OTHER ITEMS	96,905	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2001

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.93	%	1.81	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.31	%	10.53	%
3	NET INCOME TO TOTAL ASSETS (**)	4.35	%	3.45	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	44.53	%	96.95	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.15	times	0.75	times
7	NET SALES TO FIXED ASSETS (**)	2.70	times	1.74	times
8	INVENTORIES ROTATION (**)	5.02	times	3.08	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.18	%	13.97	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.61	%	60.41	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.48	times	1.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.68	%	44.06	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.24	%	31.65	%
15	OPERATING INCOME TO INTEREST PAID	1.74	times	1.70	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.93	times	1.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.30	times	0.97	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.72	times	0.51	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.65	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	28.42	%	17.40	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.48	%	4.97	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.14	%	1.21	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.22	times	1.14	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	141.27	%	135.19	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(41.27)	%	(35.19)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	109.80	%	21.85	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.55		$ 2.74	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COM UN SHARE(**)	$ 3.92		$ 3.19	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.03		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.13)		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.86		$ 26.07	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.00	times	1.35	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.59	times	12.90	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	890,250,000			890,250,000	1,360,291	
TOTAL			890,250,000	0	0	890,250,000	1,360,291	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
890,250,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	24,750,000	29.56000	26.96000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT JULY 26 OF 2001

Exhibit Q2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

Quarter: 2 Year: 2001

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,311,806**	**100**	**25,155,726**	**100**
2	**CURRENT ASSETS**	**2,462,098**	**9**	**2,452,236**	**10**
3	CASH AND SHORT-TERM INVESTMENTS	2,264,162	8	2,020,739	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	197,936	1	23,027	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	408,470	2
8	**LONG-TERM**	**24,483,866**	**90**	**22,470,178**	**89**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,483,866	90	22,470,178	89
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,496**	**0**	**1,433**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,194	0	2,691	0
16	ACCUMULATED DEPRECIATION	1,698	0	1,258	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**77,859**	**0**	**181,907**	**1**
19	**OTHER ASSETS**	**286,487**	**1**	**49,972**	**0**
20	**TOTAL LIABILITIES**	**3,401,563**	**100**	**1,849,638**	**100**
21	**CURRENT LIABILITIES**	**1,966,460**	**58**	**134,078**	**7**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	1,157,945	34	0	0
24	STOCK MARKET LOANS	744,877	22	0	0
25	TAXES TO BE PAID	1,987	0	114,522	6
26	OTHER CURRENT LIABILITIES	61,651	2	19,556	1
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,536,900**	**83**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	1,536,900	83
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,435,103**	**42**	**178,660**	**10**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**23,910,243**	**100**	**23,306,088**	**100**
36	**CONTRIBUTED CAPITAL**	**9,300,926**	**39**	**8,688,190**	**37**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	6	1,365,767	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,479,465	23	5,208,664	22
39	PREMIUM ON SALES OF SHARES	2,461,170	10	2,113,759	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,609,317**	**61**	**14,617,898**	**63**
42	RETAINED EARNINGS AND CAPITAL RESERVE	41,790,149	175	38,522,858	165
43	REPURCHASE FUND OF SHARES	2,822,064	12	2,678,917	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(31,305,270)	(131)	(27,298,341)	(117)
45	NET INCOME FOR THE YEAR	1,302,374	5	714,464	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,264,162**	**100**	**2,020,739**	**100**
46	CASH	1,340,966	59	188	0
47	SHORT-TERM INVESTMENTS	923,196	41	2,020,551	100
18	**DEFERRED ASSETS (NET)**	**77,859**	**100**	**181,907**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,318	4	2,836	2
49	GOODWILL	74,541	96	179,071	98
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,966,460**	**100**	**134,078**	**100**
52	FOREING CURRENCY LIABILITIES	95,445	5	0	0
53	MEXICAN PESOS LIABILITIES	1,871,015	95	134,078	100
24	**STOCK MARKET LOANS**	**744,877**	**100**	**0**	**100**
54	COMMERCIAL PAPER	744,877	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**61,651**	**100**	**19,556**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	34,000	55	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	27,651	45	19,556	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**1,536,900**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	1,536,900	100
29	**STOCK MARKET LOANS**	**0**	**100**	**1,536,900**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	1,536,900	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**1,435,103**	**100**	**178,660**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,435,103	100	178,660	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(31,305,270)**	**100**	**(27,298,341)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	208,823	1	208,823	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(31,514,093)	(101)	(27,507,164)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	495,638	2,318,158
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	890,250,000	893,833,500
78	REPURCHASED SHARES (*)	24,750,000	21,166,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**118,625**	**100**	**121,557**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**118,625**	**100**	**121,557**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**118,625**	**100**	**121,557**	**100**
6	TOTAL FINANCING COST	340,604	287	113,044	93
7	**INCOME AFTER FINANCING COST**	**(221,979)**	**(187)**	**8,513**	**7**
8	OTHER FINANCIAL OPERATIONS	(16,212)	(14)	5,069	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(205,767)**	**(173)**	**3,444**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(113,049)	(95)	60,964	50
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(92,718)**	**(78)**	**(57,520)**	**(47)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,395,092	1,176	771,984	635
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,302,374**	**1,098**	**714,464**	**588**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,302,374**	**1,098**	**714,464**	**588**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	1,302,374	1,098	714,464	588

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**118,625**	**100**	**121,557**	**100**
21	DOMESTIC	118,625	100	121,557	100
22	FOREIGN	0	0		
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	**TOTAL FINANCING COST**	**340,604**	**100**	**113,044**	**100**
24	INTEREST PAID	153,671	45	154,908	137
25	EXCHANGE LOSSES	392,551	115	116,280	103
26	INTEREST EARNED	49,041	14	41,571	37
27	EXCHANGE PROFITS	165,539	49	140,734	124
28	GAIN DUE TO MONETARY POSITION	8,962	3	24,161	21
8	**OTHER FINANCIAL OPERATIONS**	**(16,212)**	**100**	**5,069**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(16,212)	(100)	433,495	8,552
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	(428,426)	(8,452)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(113,049)**	**100**	**60,964**	**100**
32	INCOME TAX	(16,855)	(15)	112,758	185
33	DEFERED INCOME TAX	(96,194)	(85)	(51,794)	(85)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR 2001

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	118,626	121,558
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	240,249	248,733
39	OPERATION INCOME (**)	240,249	248,733
41	NET CONSOLIDATED INCOME (**)	3,181,391	2,454,781

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,302,374**	**714,464**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,430,182)	(701,603)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(127,808)**	**12,861**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	292,088	423,795
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**164,280**	**436,656**
6	CASH FLOW FROM EXTERNAL FINANCING	954,470	499,753
7	CASH FLOW FROM INTERNAL FINANCING	(81,386)	(216,807)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**873,084**	**282,946**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(162,573)**	**(166,053)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	874,791	553,549
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,389,371	1,467,190
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,264,162	2,020,739

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2001**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,430,182)**	**(701,603)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	355	261
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,430,537)	(701,864)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**292,088**	**423,795**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	436,542	436,643
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(144,454)	(12,848)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**954,470**	**499,753**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	296,294	(9,305)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(67,470)
25	+ DIVIDEND RECEIVED	666,091	576,528
26	+ OTHER FINANCING	(7,915)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(81,386)**	**(216,807)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	(9,654)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(76,420)	(207,153)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(162,573)**	**(166,053)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(162,432)	(165,765)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(141)	(288)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,097.89	%	587.76	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.31	%	10.53	%
3	NET INCOME TO TOTAL ASSETS (**)	11.65	%	9.76	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.69)	%	(3.38)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	160.59	times	173.58	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.82	%	25.62	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	12.45	%	7.35	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.14	times	0.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.81	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	107,250.52	%
15	OPERATING INCOME TO INTEREST PAID	0.77	times	0.78	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.07	times	0.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.25	times	18.29	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	times	18.29	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.72	times	1.33	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	115.14	%	1,507.14	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(107.74)	%	10.58	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	246.23	%	348.64	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.07	times	2.82	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	109.32	%	176.62	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(9.32)	%	(76.62)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.09	%	0.17	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2001

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.55		$	2.74	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.55		$	2.74	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	26.86		$	26.07	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.00	times		1.35	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.59	times		12.90	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.



Grupo Carso, C.A. de C.V.

Reinstatement of Exemption Pursuant to Rule 12g3-2(b)

(Additional Information)

Annex A – as part of Exhibit A

Minutes of General Shareholders' Meeting

Grupo Carso, S.A. de C.V.

In Mexico City, Mexico, corporate domicile of Grupo Carso, S.A. de C.V. (the "Company"), at 12:00 AM on April 30, 1999, a General Shareholders' Meeting of the Company was held at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, previously announced by publication in the newspapers *Excelsior* and *El Financiero*, and attended by the people named on the Attendance List annexed hereto.

Mr. Carlos Slim Domit acted as President of the Meeting and member of the Board of Directors of the Company by unanimous designation of the shareholders, in the absence of the President of the Board of Directors. Mr. Sergio F. Medina Noriega served as Secretary, in his capacity as Secretary of the Board of Directors. Jose Manuel Canal Hernando Proprietary Auditor of the Company.

The President designated as scrutineers Mr. Guillermo Robles Gil Orvañanos and Mr. Gerardo Camargo Robles, who, after accepting the post, acknowledged the representation of 872,238,529 shares of the Company, or 96.50% of the 904,099,000 shares of the Company outstanding, which constitute the subscribed capital of the Company, as a result of which the President legally declared the meeting convened under the rules set forth by Article 189 of the *Ley General de Sociedades Mercantiles*, and, where applicable, by Article 16 of the bylaws of the Company.

The Secretary read the agenda of the meeting contained in the summons published for the celebration of the meeting, the text of which reads as follows:

AGENDA

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 1998, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles.* Resolutions to that effect.

2. Presentation and approval of the proposal in connection with the application of profits. Resolutions to that effect.

3. Ratification of the meeting of the Board of Directors for the fiscal year ended 1998. Resolutions to that effect.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

The sharehold llows:

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 1998, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles.* Resolutions to that effect.

   In relation to the first point of the agenda, the President read the Report of the Board of Directors in connection with the operations of the Company for the fiscal year ended December 31, 1998, and presented the financial statements of the Company as of December 31, 1998 to the shareholders, as approved by the public accounting firm of Públicos Ruiz, Urquiza y Cía., S.C.; the Auditor's Report with regard to such statements was also read.

   Once the information submitted to the consideration of the shareholders was analyzed in conformity with Article 172 of the *Ley General de Sociedades Mercantiles,* as well as varied information with regard to subsidiaries of the Company, the shareholders adopted, by unanimous vote, the following resolutions.

   RESOLVED

   1.1 That the Report of the Board of Directors in relation to the operations of the Company for the fiscal year ended December 31, 1998 as presented to the shareholders is hereby approved and acknowledged.

   1.2 That the Auditor's Report as presented to the shareholders, as reproduced and annexed hereto, is hereby approved and acknowledged.

   1.3 That the financial statements of the Company as of December 31, 1998 are hereby acknowledged and approved.

   1.4 That respective copies of the above-named documents are hereby annexed to the text of these minutes.

2. Presentation and approval of the proposal in connection with the application of profits. Resolutions to that effect.

   In relation to the second point of the agenda, the proposal of the Board of Directors in connection with the application of profits and the increase of the reserve for the reacquisition of shares of the Company and the amount of the capital stock that could be affected was presented to the shareholders and, after deliberation, the shareholders, by unanimous vote, adopted the following resolutions.

   RESOLVED

   2.1 That the following application of profits is hereby approved:

	(Thousands of Pesos)
Accumulated Profits as of December 31, 1998, according to the financial statements:	Ps.$29,072,781

No allocation for the increase of legal reserves, since such reserve is satisfied in compliance with Article 20 of the *Ley General de Sociedades Mercantiles.*

Balance of accumulated profits which, in addition to being at the disposition of the General Meeting of Shareholders of the Company, is also at the disposition of the Board of Directors, excepting the corresponding amount for legal reserve, with all the necessary faculties to allot it, totally or partially, whatever is deemed convenient and determined by the Board itself to constitution of reserves and/or its distribution among the shareholders:	Ps.$29,072,781

2.2 That the processing of the preceding financial statements, so that the application of profits which was approved in the previous resolution can be undertaken, is hereby approved.

3. Ratification of the meeting of the Board of Directors for the fiscal year ended 1998. Resolutions to that effect.

In relation to the third point of the agenda, the shareholders adopted, by unanimous vote and after deliberation, the following resolution.

RESOLVED

3.1 That the actions undertaken in the meeting of the Board of Directors for the fiscal year ended 1998 is hereby approved, and, consequently, that those people who acted as members of the Board during such fiscal year are hereby liberated of any responsibility which they could have incurred in the course of the legal fulfillment of their respective duties.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

In relation to the fourth point of the agenda, after deliberation in connection with such point, the shareholders adopted, by unanimous vote, the following resolutions.

RESOLVED

4.1 That the Board of Directors of the Company shall continue to include eleven Proprietary Members and up to eleven Substitute Members who may substitute any of the Proprietary Members indiscriminately.

4.2 That the current members of the Board of Directors are hereby ratified in their respective positions, as proprietary members Carlos Slim Helu, Carlos Slim Domit, Antonio Cosio Arino, Fernando G. Chico Pardo, Jaime Chico Pardo, Claudio Gonzalez Laporte, Rafael Moises Kalach Mizrahi, Jose Kuri Harfush, Juan Antonio Perez Simon, Bernardo Quintana Isaac and Agustin Santamarina Vazquez and as Subsititute members Alejandro Aboumrad Gabriel, Maximiliano Becker Arreola, Ignacio Cobo Gonzalez, Jesus Gutierrez Bastida, Humberto Gutierrez-Olvera Z. Carlos Hajj Aboumrad, Arturo Elias Ayub, Daniel Hajj Aboumrad, Marco Antonio Slim Domit, Eduardo Valdes Acra and Patrick Slim Domit.

4.3 That, consequently, the Board of Directors of the Company shall contain the following members:

Proprietary Members

Ingeniero Mr. Carlos Slim Helú
Licenciado Mr. Carlos Slim Domit
Ingeniero Mr. Antonio Cosio Ariño
Licenciado Mr. Fernando G. Chico Pardo
Ingeniero Mr. Jaime Chico Pardo
Ingeniero Mr. Claudio X. González Laporte
Mr. Rafael Moises Kalach Mizrahi, CPA
Licenciado Mr. José Kuri Harfush
Mr. Juan Antonio Perez Simon, CPA
Ingeniero Mr. Bernando Quintana Isaac
Licenciado Mr. Agustín Santamarina Vásquez

Substitute Members

Licenciado Mr. Alejandro Aboumrad Gabriel
Ingeniero Mr. Maximiliano Backer Arreola
Licenciado Mr. Ignacio Cobo González
Ingeniero Mr. Jesús Gutiérrez Bastida
Mr. Humberto Gutiérrez-Olvera Z., CPA
Licenciado Mr. Carlos Hajj Aboumrad
Licenciado Mr. Arturo Elías Ayub
Licenciado Mr. Daniel Hajj Aboumrad
Licenciado Mr. Marco Antonio Slim Domit
Licendiado Mr. Eduardo Valdés Acra
Licenciado Mr. Patrick Slim Domit

4.4 That the positions of Life Honorary President, President, and Secretary of the Board of Directors will continue to be occupied by Ingeniero Mr. Carlos Slim Helú, Licenciado Mr. Carlos Slim Domit, and Licenciado Mr. Sergio F. Medina Noriega, respectively, without prejudice to the faculties conferred to the Board of Directors by the bylaws of the Company with respect to the designation of the members of the Board of Directors of the Company.

4.5 That Mr. José Manuel Canal Hernando is ratified as Proprietary Auditor of the Company, and Mr. Carlos Rodriguez de la Torre as Substitute Auditor.

4.6 That the individual remuneration paid to the members of the Board of Directors as well as to the Proprietary and Substitute Auditors and the Secretary shall total Ps.$7,500 for each meeting of the Board of Directors to which they shall attend, less any withholding for applicable taxes.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

In relation to the fifth point of the agenda, and after deliberation relating to the matter at hand, the shareholders unanimously adopted the following resolutions.

RESOLVED

5.1 That Messrs. Carlos Slim Domit, Humberto Gutierrez Olvera Z. and Eduardo Valdes Acra, Sergio F. Medina Noriaga, Alejandro Escoto Cano y Laura Montes Brachinni are appointed representatives of this Sharelohders Meeting.

5.2 That such appointed representatives have the sufficient authority to a) appear before the Notary Public of their choice, to and when necessary, officially record the resolutions taken by this Meeting or the relative part deemed necessary; b) to carry out, directly or by means of a designated person, as many acts necessary to comply as needed with the resolutions herein adopted and c) to perform any other activity required to comply with the resolutions of this meeting.

5.3 Such appointed representatives may act individualy or collectively.

Not having any other pending matter to discuss, the minutes of the Shareholders Meeting were read and submitted to the approval of the shareholders, after which such minutes were approved unanimously by the shareholders. It is hereby acknowledged that from the beginning to the end of the meeting all of the memebers were present.

Signed by the President, Secretary and Auditor, for all the necessary legal issues.

Annex A – as part of Exhibit C

Minutes of General Shareholders' Meeting

Grupo Carso, S.A. de C.V.

In Mexico City, Mexico, corporate domicile of Grupo Carso, S.A. de C.V. (the "Company"), at 11:00 AM on April 27, 2000, a General Shareholders' Meeting of the Company was held at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, previously announced by publication in the newspapers *Excelsior* and *El Financiero*, and attended by the people named on the Attendance List annexed hereto.

Mr. Patrick Slim Domit acted as President of the Meeting and member of the Board of Directors of the Company by unanimous designation of the shareholders, in the absence of the President of the Board of Directors. Mr. Sergio F. Medina Noriega served as Secretary, in his capacity as Secretary of the Board of Directors. Mr. Carlos Rodríguez de la Torre, CPA, Substitute Auditor of the Company, was also present at the meeting in place of the Proprietary Auditor of the Company.

The President designated as scrutineers Mr. Guillermo Robles Gil Orvañanos and Mr. Gerardo Camargo Robles, who, after accepting the post, acknowledged the representation of 878,642,330 shares of the Company, or 98.23% of the 894,443,500 shares of the Company outstanding, which constitute the subscribed capital of the Company, as a result of which the President legally declared the meeting convened under the rules set forth by Article 189 of the *Ley General de Sociedades Mercantiles*, and, where applicable, by Article 16 of the bylaws of the Company.

The Secretary read the agenda of the meeting contained in the summons published for the celebration of the meeting, the text of which reads as follows:

AGENDA

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 1999, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles.* Resolutions to that effect.

2. Presentation and approval of the proposal in connection with the i) application of profits and ii) increase of the reserve for the reacquisition of Company stock and the amount of capital stock that could be affected as a result. Resolutions to that effect.

3. Ratification of the meeting of the Board of Directors for the fiscal year ended 1999. Resolutions to that effect.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

The shareholders then proceeded to address each point of the agenda as follows:

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 1999, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles.* Resolutions to that effect.

In relation to the first point of the agenda, the President read the Report of the Board of Directors in connection with the operations of the Company for the fiscal year ended December 31, 1999, and presented the financial statements of the Company as of December 31, 1999 to the shareholders, as approved by the public accounting firm of Públicos Ruiz, Urquiza y Cía., S.C.; the Auditor's Report with regard to such statements was also read.

Once the information submitted to the consideration of the shareholders was analyzed in conformity with Article 172 of the *Ley General de Sociedades Mercantiles,* as well as varied information with regard to subsidiaries of the Company, the shareholders adopted, by unanimous vote, the following resolutions.

RESOLVED

1.1 That the Report of the Board of Directors in relation to the operations of the Company for the fiscal year ended December 31, 1999 as presented to the shareholders is hereby approved and acknowledged.

1.2 That the Auditor's Report as presented to the shareholders, as reproduced and annexed hereto, is hereby approved and acknowledged.

1.3 That the financial statements of the Company as of December 31, 1999 are hereby acknowledged and approved.

1.4 That the information referred to by Article 14 of the bylaws of the Company, for the fiscal year ended December 31, 1999, corresponding to Grupo Sanborns, S.A. de C.V. and Grupo Condumex, S.A. de C.V., subsidiaries of the Company the value of which exceeds 20% of the *capital contable* of the Company according to the statement of financial position of the Company as of the end of 1999 is hereby duly noted.

1.5 That respective copies of the above-named documents are hereby annexed to the text of these minutes.

2. Presentation and approval of the proposal in connection with the i) application of profits and ii) increase of the reserve for the reacquisition of Company stock and the amount of capital stock that could be affected as a result. Resolutions to that effect.

In relation to the second point of the agenda, the proposal of the Board of Directors in connection with the application of profits and the increase of the reserve for the reacquisition of shares of the Company and the amount of the capital stock that could be affected was presented to the shareholders and, after deliberation, the shareholders, by unanimous vote, adopted the following resolutions.

RESOLVED

2.1 That the following application of profits is hereby approved:

	(Thousands of Pesos)
Accumulated Profits as of December 31, 1999, according to the financial statements:	Ps.$37,564,391
Minus: in order to increase the reserve for the reacquisition of shares of the Company, with which the nominal authorized amount of such reserve would total $2,400,000 thousands of pesos:	Ps.$1,600,000
No allocation for the increase of legal reserves, since such reserve is satisfied in compliance with Article 20 of the *Ley General de Sociedades Mercantiles.*	
Balance of accumulated profits which, in addition to being at the disposition of the General Meeting of Shareholders of the Company, is also at the disposition of the Board of Directors, excepting the corresponding amount for legal reserve, with all the necessary faculties to allot it, totally or partially, whatever is deemed convenient and determined by the Board itself to constitution of reserves and/or its distribution among the shareholders:	Ps.$35,964,391

2.2 That the nominal authorized amount of capital stock of the Company which could be applied to the reacquisition of shares of the Company is hereby increased by $50,000 thousands of pesos, with which said amount would total $100,000 thousands of pesos.

2.3 That the proposal for additional reacquisitions of shares of the Company be undertaken through the Mexican Stock Exchange, under the terms and conditions given by the Board of Directors, in addition to the purchase of such shares of the Company which may be pending in conformity with previous authorizations is hereby approved.

2.4 That the processing of the preceding financial statements, so that the application of profits which was approved in the previous resolution can be undertaken, is hereby approved.

3. <u>Ratification of the meeting of the Board of Directors for the fiscal year ended 1999. Resolutions to that effect.</u>

In relation to the third point of the agenda, the shareholders adopted, by unanimous vote and after deliberation, the following resolution.

RESOLVED

3.1 That the actions undertaken in the meeting of the Board of Directors for the fiscal year ended 1999 is hereby approved, and, consequently, that those people who acted as members of the Board during such fiscal year are hereby liberated of any responsibility which they could have incurred in the course of the legal fulfillment of their respective duties.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

In relation to the fourth point of the agenda, after deliberation in connection with such point, the shareholders adopted, by unanimous vote, the following resolutions.

RESOLVED

4.1 That the Board of Directors of the Company shall continue to include eleven Proprietary Members and up to eleven Substitute Members who may substitute any of the Proprietary Members indiscriminately.

4.2 That the current members of the Board of Directors are hereby ratified in their respective positions.

4.3 That, consequently, the Board of Directors of the Company shall contain the following members:

Proprietary Members

Ingeniero Mr. Carlos Slim Helú
Licenciado Mr. Carlos Slim Domit
Ingeniero Mr. Antonio Cosio Ariño
Licenciado Mr. Fernando G. Chico Pardo
Ingeniero Mr. Jaime Chico Pardo
Ingeniero Mr. Claudio X. González Laporte
Mr. Rafael Moises Kalach Mizrahi, CPA
Licenciado Mr. José Kuri Harfush
Mr. Juan Antonio Perez Simon, CPA
Ingeniero Mr. Bernando Quintana Isaac
Licenciado Mr. Agustín Santamarina Vásquez

Substitute Members

Licenciado Mr. Alejandro Aboumrad Gabriel
Ingeniero Mr. Maximiliano Backer Arreola
Licenciado Mr. Ignacio Cobo González
Ingeniero Mr. Jesús Gutiérrez Bastida
Mr. Humberto Gutiérrez-Olvera Z., CPA

Licenciado Mr. Carlos Hajj Aboumrad
Licenciado Mr. Arturo Elías Ayub
Licenciado Mr. Daniel Hajj Aboumrad
Licenciado Mr. Marco Antonio Slim Domit
Licendiado Mr. Eduardo Valdés Acra
Licenciado Mr. Patrick Slim Domit

4.4 That the positions of Life Honorary President, President, and Secretary of the Board of Directors will continue to be occupied by Ingeniero Mr. Carlos Slim Helú, Licenciado Mr. Carlos Slim Domit, and Licenciado Mr. Sergio F. Medina Noriega, respectively, without prejudice to the faculties conferred to the Board of Directors by the bylaws of the Company with respect to the designation of the members of the Board of Directors of the Company.

4.5 That Mr. José Manuel Canal Hernando is ratified as Proprietary Auditor of the Company, and that Mr. Ernesto González Dávila is named as Substitute Auditor, effective April 28, 2000.

4.6 That the individual remuneration paid to the members of the Board of Directors as well as to the Proprietary and Substitute Auditors and the Secretary shall total Ps.$8,500 for each meeting of the Board of Directors to which they shall attend, less any withholding for applicable taxes.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

In relation to the fifth point of the agenda, and after deliberation relating to the matter at hand, the shareholders unanimously adopted the following resolutions.

RESOLVED

5.1 That Messrs. Carlos Slim Domit, Humberto Gutierrez Olvera Z. and Eduardo Valdes Acra, Sergio F. Medina Noriaga, Alejandro Escoto Cano y Laura Montes Brachinni are appointed representatives of this Sharelohders Meeting.

5.2 That such appointed representatives have the sufficient authority to a) appear before the Notary Public of their choice, to and when necessary, officially record the resolutions taken by this Meeting or the relative part deemed necessary; b) to carry out, directly or by means of a designated person, as many acts necessary to comply as needed with the resolutions herein adopted and c) to perform any other activity required to comply with the resolutions of this meeting.

5.3 Such appointed representatives may act individualy or collectively.

Not having any other pending matter to discuss, the minutes of the Shareholders Meeting were read and submitted to the approval of the shareholders, after which such minutes were approved unanimously by the shareholders. It is hereby acknowledged that from the beginning to the end of the meeting all of the memebers were present.

Signed by the President, Secretary and Auditor, for all the necessary legal issues.

Annex A – as Exhibit R1

STOCK EXCHANGE CODE GCARSO Quarter 3 Year 2001

GRUPO CARSO, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	81,507,733	100	86,154,089	100
2	CURRENT ASSETS	30,244,692	37	32,279,727	37
3	CASH AND SHORT-TERM INVESTMENTS	5,036,365	6	5,657,090	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,986,535	11	9,307,463	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,597,296	2	1,093,635	1
6	INVENTORIES	13,389,019	16	15,394,705	18
7	OTHER CURRENT ASSETS	1,235,477	2	826,834	1
8	LONG-TERM	2,450,753	3	2,001,258	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,853,314	2	1,401,504	2
11	OTHER INVESTMENTS	597,439	1	599,754	1
12	PROPERTY, PLANT AND EQUIPMENT	35,777,939	44	37,072,015	43
13	PROPERTY	24,694,395	30	24,698,911	29
14	MACHINERY AND INDUSTRIAL	29,811,341	37	29,916,313	35
15	OTHER EQUIPMENT	5,986,938	7	7,376,430	9
16	ACCUMULATED DEPRECIATION	26,707,365	33	27,201,976	32
17	CONSTRUCTION IN PROGRESS	1,992,630	2	2,282,337	3
18	DEFERRED ASSETS (NET)	12,418,571	15	14,098,345	16
19	OTHER ASSETS	615,778	1	702,744	1
20	TOTAL LIABILITIES	46,996,033	100	51,130,953	100
21	CURRENT LIABILITIES	22,171,116	47	34,308,453	67
22	SUPPLIERS	6,416,864	14	8,535,062	17
23	BANK LOANS	4,590,087	10	10,932,322	21
24	STOCK MARKET LOANS	4,765,477	10	8,167,953	16
25	TAXES TO BE PAID	1,032,631	2	1,223,126	2
26	OTHER CURRENT LIABILITIES	5,366,057	11	5,449,990	11
27	LONG-TERM LIABILITIES	16,077,334	34	9,266,085	18
28	BANK LOANS	15,865,990	34	6,747,847	13
29	STOCK MARKET LOANS	0	0	949,680	2
30	OTHER LOANS	211,344	0	1,568,558	3
31	DEFERRED LOANS	8,621,301	18	7,387,456	14
32	OTHER LIABILITIES	126,282	0	168,959	0
33	CONSOLIDATED STOCK HOLDERS	34,511,700	100	35,023,136	100
34	MINORITY INTEREST	9,595,274	28	9,739,569	28
35	MAJORITY INTEREST	24,916,426	72	25,283,567	72
36	CONTRIBUTED CAPITAL	9,419,154	27	9,097,487	26
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	4	1,375,768	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,566,407	16	5,522,450	16
39	PREMIUM ON SALES OF SHARES	2,492,456	7	2,199,269	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	15,497,272	45	16,186,080	46
42	RETAINED EARNINGS AND CAPITAL RESERVE	42,961,679	124	40,342,450	115
43	REPURCHASE FUND OF SHARES	2,857,936	8	3,067,535	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(32,304,646)	(94)	(29,230,470)	(83)
45	NET INCOME FOR THE YEAR	1,982,303	6	2,006,565	6

SIFIC / ICS

STOCK EXCHANGE CODE. GCARSO QUARTER: 3 YEAR: 2001

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	5,036,365	100	5,657,090	100
46	CASH	1 975,594	39	1,194,591	21
47	SHORT-TERM INVESTMENTS	3,060,771	61	4,462,499	79
18	DEFERRED ASSETS (NET)	12,418,571	100	14,098,345	100
48	AMORTIZED OR REDEEMED EXPENSES	2,738,031	22	2,873,204	20
49	GOODWILL	9,608,820	77	11,225,141	80
50	DEFERRED TAXES	71,720	1	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	22,171,116	100	34,308,453	100
52	FOREING CURRENCY LIABILITIES	8 744,408	39	14,441,118	42
53	MEXICAN PESOS LIABILITIES	13,426,708	61	19,867,335	58
24	STOCK MARKET LOANS	4,765,477	100	8,167,953	100
54	COMMERCIAL PAPER	3,865,477	81	6,585,153	81
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	900,000	19	1,582,800	19
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	5,366,057	100	5,449,990	100
57	OTHER CURRENT LIABILITIES WITH COST	961,063	18	704,469	13
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,404,994	82	4,745,521	87
27	LONG-TERM LIABILITIES	16,077,334	100	9,266,085	100
59	FOREING CURRENCY LIABILITIES	9,397,285	58	8,225,940	89
60	MEXICAN PESOS LIABILITIES	6,680,049	42	1,040,145	11
29	STOCK MARKET LOANS	0	100	949,680	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	949,680	100
30	OTHER LOANS	211,344	100	1,568,558	100
63	OTHER LOANS WITH COST	211,344	100	1,568,558	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	8,621,301	100	7,387,456	100
65	NEGATIVE GOODWILL	251,848	3	1,011,596	14
66	DEFERRED TAXES	8,305,662	96	6,312,294	85
67	OTHERS	63,791	1	63,566	1
32	OTHER LIABILITIES	126,282	100	168,959	100
68	RESERVES	123,865	98	163,804	97
69	OTHERS LIABILITIES	2,417	2	5,155	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(32,304,646)	100	(29,230,470)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	211,477	1	211 477	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(32,516,123)	(101)	(29,441,947)	(101)

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO QUARTER 3 YEAR 2001
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	8,073,576	(2,028,726)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,617	1,411
75	EMPLOYERS (*)	57,801	60,142
76	WORKERS (*)	24,289	26,247
77	CIRCULATION SHARES (*)	890,250,000	900,378,500
78	REPURCHASED SHARES (*)	24,750,000	14,621,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

SIFIC / ICS

STOCK EXCHANGE CODE. GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	66,798,414	100	64,538,683	100
2	COST OF SALES	49,921,780	75	48 059 185	74
3	**GROSS INCOME**	16,876,634	25	16,479,498	26
4	OPERATING	11,301,405	17	10 538 330	16
5	**OPERATING INCOME**	5,575,229	8	5,941,168	9
6	TOTAL FINANCING COST	1,897,209	3	1,706 908	3
7	**INCOME AFTER FINANCING COST**	3,678,020	6	4,234,260	7
8	OTHER FINANCIAL OPERATIONS	445,688	1	372 041	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	3,232,332	5	3,862,219	6
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,614,670	2	2,014,990	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	1,617,662	2	1,847,229	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	348,234	1	363,952	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	1,965,896	3	2,211,181	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	1,965,896	3	2,211,181	3
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(121,377)	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	2,087,273	3	2,211,181	3
19	NET INCOME OF MINORITY INTEREST	104,970		204,616	0
20	**NET INCOME OF MAJORITY INTEREST**	1,982,303	3	2,006,565	3

SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO QUARTER. 3 YEAR. 2001
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	66,798,414	100	64,538,683	100
21	DOMESTIC	33,500,127	50	32 575 386	50
22	FOREIGN	33,298,287	50	31,963,297	50
23	TRANSLATED INTO DOLLARS (***)	3,485,875	5	3,201 344	5
6	TOTAL FINANCING COST	1,897,209	100	1,706,908	100
24	INTEREST PAID	2,876,254	152	3,356,114	197
25	EXCHANGE LOSSES	1,858,055	98	1,671 560	98
26	INTEREST EARNED	331,029	17	415,180	24
27	EXCHANGE PROFITS	1,654,704	87	1,879,192	110
28	GAIN DUE TO MONETARY POSITION	(851,367)	(45)	(1,026,394)	(60)
8	OTHER FINANCIAL OPERATIONS	445,688	100	372,041	100
29	OTHER NET EXPENSES (INCOME) NET	498,819	112	249,804	67
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(53,131)	(12)	122,237	33
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,614,670	100	2,014,990	100
32	INCOME TAX	1,506,451	93	1,732,113	86
33	DEFERED INCOME TAX	(243,189)	(15)	(31,720)	(2)
34	WORKERS' PROFIT SHARING	453,531	28	347,302	17
35	DEFERED WORKERS' PROFIT SHARING	(102,123)	(6)	(32,705)	(2)

(***) THOUSANDS OF DOLLARS

SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2001

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	66,798,415	64,538,684
37	NET INCOME OF THE YEAR	2,233,428	2,648,145
38	NET SALES (**)	93,686,801	77,386,349
39	OPERATION INCOME (**)	7,822,888	7,985,524
40	NET INCOME OF MAYORITY INTEREST(**)	2,641,924	3,322,416
41	NET CONSOLIDATED INCOME (**)	2,936,976	3,793,867

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO QUARTER 3 YEAR: 2001
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	CONSOLIDATED NET INCOME	2,087,273	2,211,181
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,612,707	1,759,447
3	CASH FLOW FROM NET INCOME OF THE YEAR	3,699,980	3,970,628
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	282,829	978,242
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	3,982,809	4,948,870
6	CASH FLOW FROM EXTERNAL FINANCING	(2,175,201)	(123,713)
7	CASH FLOW FROM INTERNAL FINANCING	(426,276)	(229,756)
8	CASH FLOW GENERATED (USED) BY FINANCING	(2,601,477)	(353,469)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,327,694)	(6,063,522)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	53,638	(1,468,121)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,982,727	7,125,211
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,036,365	5,657,090

SIFIC / ICS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,612,707	1,759,447
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,839,230	1,826,512
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(226,523)	(67,065)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	282,829	978,242
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	477,695	615,178
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,237,176	649,187
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	852,678	560,766
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,630,526)	(1,970,836)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(654,094)	1,123,947
6	CASH FLOW FROM EXTERNAL FINANCING	(2,175,201)	(123,713)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(5,033,385)	4,365,635
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	3,560,210	(4,841,104)
25	+ DIVIDEND RECEIVED	510,849	450,444
26	+ OTHER FINANCING	(1,212,875)	(98,688)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(426,276)	(229,756)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	611
31	(-) DIVIDENS PAID	(343,728)	(264,436)
32	+ PREMIUM ON SALE OF SHARES	(77,582)	34,069
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,327,694)	(6,063,522)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(349,180)	(3,895,159)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,016,843)	(1,720,462)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	65,946	(528,022)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	123,310	80,121
39	+ (-) OTHER ITEMS	849,073	0

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR. 2001

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3 12	%	3 43	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10 60	%	13 14	%
3	NET INCOME TO TOTAL ASSETS (**)	3 60	%	4 40	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0 00	%	0 00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	40 79	%	46 42	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1 15	times	0 90	times
7	NET SALES TO FIXED ASSETS (**)	2 62	times	2 09	times
8	INVENTORIES ROTATION (**)	5 26	times	3 71	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15 56	%	15 30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57 66	%	59.35	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1 36	times	1 46	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	38 60	%	44 39	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44 94	%	24 99	%
15	OPERATING INCOME TO INTEREST PAID	1 94	times	1 77	times
16	NET SALES TO TOTAL LIABILITIES (**)	1 99	times	1.51	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.36	times	0.94	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0 76	times	0.49	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0 64	times	0 63	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22 72	%	16 49	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.54	%	6 15	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0 42	%	1 52	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1 38	times	1 47	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	83 61	%	35 00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	16 39	%	65 00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	151.91	%	28 37	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.96		$	3.70	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.19		$	4.22	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.04		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(0.14)		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	27.99		$	28.08	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.76	times		1.06	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.21	times		8.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	890,250,000			890,250,000	1,360,291	
TOTAL			890,250,000	0	0	890,250,000	1,360,291	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
890,250,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	24,750,000	29 56000	21.33000

SIFIC / ICS

STOCK EXCHANGE CODE. GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE. CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT OCTOBER 26 OF 2001

Annex A – as Exhibit R2

STOCK EXCHANGE CODE GCARSO

GRUPO CARSO, S.A. DE C.V.

Quarter: 3 Year: 2001

NON CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	28,408,436	100	27,062,859	100
2	CURRENT ASSETS	2,812,787	10	2,530,446	9
3	CASH AND SHORT-TERM INVESTMENTS	1,904,751	7	2,087,318	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	285,301	1	31,778	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	622,735	2	411,350	2
8	LONG-TERM	25,544,181	90	24,318,207	90
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	25,544,181	90	24,318,207	90
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,562	0	1,426	0
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,202	0	2,802	0
16	ACCUMULATED DEPRECIATION	1,640	0	1,376	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	DEFERRED ASSETS (NET)	49,434	0	161,315	1
19	OTHER ASSETS	472	0	51,465	0
20	TOTAL LIABILITIES	3,492,010	100	1,779,292	100
21	CURRENT LIABILITIES	2,007,544	57	1,623,435	91
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	498,052	14	0	0
24	STOCK MARKET LOANS	1,499,097	43	1,582,800	89
25	TAXES TO BE PAID	2,612	0	36,250	2
26	OTHER CURRENT LIABILITIES	7,783	0	4,385	0
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,484,466	43	155,857	9
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS'	24,916,426	100	25,283,567	100
36	CONTRIBUTED CAPITAL	9,419,154	38	9,097,487	36
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,360,291	5	1,375,768	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,566,407	22	5,522,450	22
39	PREMIUM ON SALES OF SHARES	2,492,456	10	2,199,269	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	15,497,272	62	16,186,080	64
42	RETAINED EARNINGS AND CAPITAL RESERVE	42,961,679	172	40,342,450	160
43	REPURCHASE FUND OF SHARES	2,857,936	11	3,067,535	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(32,304,646)	(130)	(29,230,470)	(116)
45	NET INCOME FOR THE YEAR	1,982,303	8	2,006,565	8

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	1,904,751	100	2,087,318	100
46	CASH	1 122 812	59	213	0
47	SHORT-TERM INVESTMENTS	781,939	41	2,087,105	100
18	DEFERRED ASSETS (NET)	49,434	100	161,315	100
48	AMORTIZED OR REDEEMED EXPENSES	2,257	5	1,929	1
49	GOODWILL	47,177	95	159,386	99
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	2,007,544	100	1,623,435	100
52	FOREING CURRENCY LIABILITIES	367,839	18	0	0
53	MEXICAN PESOS LIABILITIES	1,639,705	82	1,623,435	100
24	STOCK MARKET LOANS	1,499,097	100	1,582,800	100
54	COMMERCIAL PAPER	1,499,097	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	1,582,800	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	7,783	100	4,385	100
57	OTHER CURRENT LIABILITIES WITH COST	1,634	21	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	6,149	79	4,385	100
27	LONG-TERM LIABILITIES	0	100	0	100
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	0	0
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	DEFERRED LOANS	1,484,466	100	155,857	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1 484,466	100	155,857	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(32,304,646)	100	(29,230,470)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	211,477	1	211,477	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(32,516,123)	(101)	(29,441,947)	(101)

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	805 243	907,011
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	890,250 000	900,378,500
78	REPURCHASED SHARES (*)	24,750 000	14,621,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

SIFIC / ICS

STOCK EXCHANGE CODE. GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR. 2001

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	179,286	100	189,317	100
2	COST OF SALES	0	0	0	0
3	GROSS INCOME	179,286	100	189,317	100
4	OPERATING	0	0	0	0
5	OPERATING INCOME	179,286	100	189,317	100
6	TOTAL FINANCING COST	319,040	178	209,273	111
7	INCOME AFTER FINANCING COST	(139,754)	(78)	(19,956)	(11)
8	OTHER FINANCIAL OPERATIONS	145,676	81	113,275	60
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(285,430)	(159)	(133,231)	(70)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(149,073)	(83)	69,675	37
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(136,357)	(76)	(202,906)	(107)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	2,118,660	1,182	2,209,471	1,167
13	CONSOLIDATED NET INCOME OF CONTINUOUS	1,982,303	1,106	2,006,565	1,060
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,982,303	1,106	2,006,565	1,060
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	1,982,303	1,106	2,006,565	1,060

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR. 2001

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	179,286	100	189,317	100
21	DOMESTIC	179,286	100	189 317	100
22	FOREIGN	0	0		
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	TOTAL FINANCING COST	319,040	100	209,273	100
24	INTEREST PAID	260,104	82	236,551	113
25	EXCHANGE LOSSES	369,071	116	161,098	77
26	INTEREST EARNED	51,573	16	59,149	28
27	EXCHANGE PROFITS	264,226	83	168 237	80
28	GAIN DUE TO MONETARY POSITION	5,664	2	39,010	19
8	OTHER FINANCIAL OPERATIONS	145,676	100	113,275	100
29	OTHER NET EXPENSES (INCOME) NET	145,680	100	578,354	511
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(4)	0	(465,079)	(411)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(149,073)	100	69,675	100
32	INCOME TAX	(30,853)	(21)	152,260	219
33	DEFERED INCOME TAX	(118,220)	(79)	(82,585)	(119)
34	WORKERS PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO QUARTER 3 YEAR 2001
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	179,287	189,318
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	239,966	255,152
39	OPERATION INCOME (**)	239,966	255,152
41	NET CONSOLIDATED INCOME (**)	2,641,924	3,322,416

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	1,982,303	2,006,565
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,146,247)	(2,135,839)
3	CASH FLOW FROM NET INCOME OF THE YEAR	(163,944)	(129,274)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(84,274)	351,879
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(248,218)	222,605
6	CASH FLOW FROM EXTERNAL FINANCING	1,876,999	496,629
7	CASH FLOW FROM INTERNAL FINANCING	(82,548)	34,680
8	CASH FLOW GENERATED (USED) BY FINANCING	1,794,451	531,309
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,080,791)	(203,079)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	465,442	550,835
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,439,309	1,536,483
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,904,751	2,087,318

SIFIC / ICS

STOCK EXCHANGE CODE. GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,146,247)	(2,135 839)
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	533	424
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,146 780)	(2 136 263)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(84,274)	351,879
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	87,314	465,110
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(171,588)	(113 231)
6	CASH FLOW FROM EXTERNAL FINANCING	1,876,999	496,629
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	332,878	1,673,055
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(1,680,142)
25	+ DIVIDEND RECEIVED	1,585,908	503,716
26	+ OTHER FINANCING	(41,787)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(82,548)	34,680
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,966)	611
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(77,582)	34,069
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,080,791)	(203,079)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,080,490)	(202,753)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(301)	(326)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

SIFIC / ICS

STOCK EXCHANGE CODE GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER 3 YEAR 2001

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,105.67	%	1,059.90	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.60	%	13.14	%
3	NET INCOME TO TOTAL ASSETS (**)	9.30	%	12.28	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.29)	%	(1.94)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	153.63	times	178.93	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.01	%	21.60	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	12.29	%	6.57	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.14	times	0.07	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	10.53	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.69	times	0.80	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.07	times	0.14	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40	times	1.56	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.40	times	1.56	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.81	times	1.42	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	94.88	%	128.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(91.44)	%	(68.28)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(47.01)	%	185.87	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.95)	times	0.94	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	104.60	%	93.47	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(4.60)	%	6.53	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.03	%	0.16	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

SIFIC / ICS

STOCK EXCHANGE CODE. **GCARSO** QUARTER 3 YEAR 2001

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.96		$	3.70	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	2.96		$	3.70	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	27.99		$	28.08	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.76	times		1.06	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.21	times		8.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

Annex A – as Exhibit S

GRUPO CARSO, S.A. DE C.V.

MIGUEL DE CERVANTES SAAVEDRA # 255, COL. AMPLIACION GRANADA

MEXICO, CITY C.P. 11520

"ANNUAL REPORT SUBMITTED IN COMPLIANCE WITH THE CIRCULAR LETTER 11-33 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31 OF 2000"

Quoting code: "GCARSO"
Series A-1 shares,

Said Securities are registered in the securities section and operate in the Mexican stock market

The registration in the National Register of Securities and Intermediaries does not imply a certification regarding the value of the security nor the financial standing of the issuer.

GRUPO CARSO
ANNUAL REPORT (11-33)

1) Share Structure
2) Share Behavior on the Stock Market

VI) APPENDICES

I. GENERAL INFORMATION

1. EXECUTIVE SUMMARY

Grupo Carso

Grupo Carso is one of the largest and most important conglomerates in Latin America. It controls and operations a large variety of commercial, industrial and consumer company. Grupo Carso's principal subsidiaries are: Grupo Sanborns, comprised of a 109-store chain of Sanborns stores specializing in restaurant and shop operations, 33 Sanborns Café (formerly Denny's), 56 music stores, 43 Sears stores, 101 El Globo bakeries, and 218 CompUSA stores specializing in technological products and services; Condumex, dedicated to manufacturing and selling products for the construction, energy, automotive industry and telecommunications markets; Nacobre, a company that manufactures copper and copper alloy products that are used in the construction, automotive and electric industries, as well as the aluminum and PVC industries (flexible pipes prepared from polyvinylchloride); Frisco, with railroad operations (Ferrosur); in the chemical sector (production of hydrofluoric acid); and mining (extraction of gold, silver, lead and zinc); Porcelanite, a producer of all types of ceramic coverings for floors, walls and the like; and Cigatam Compañía Tabacalera, which in association with Philip Morris produces and sells Marlboro, Benson and Hedges and Delicados brand cigarettes, among others.

Grupo Carso has first-tier strategic partners. Global companies that are widely recognized in their sectors participate with Carso in some sectors, such as the case of Delphi Automotive Systems and Dana Corporation in the automobile sector, Philip Morris in the distribution and sale of cigarettes, or America Móvil and Sears Roebuck USA in the commercial sector, among others.

In February 2000, Grupo Carso, through its subsidiary Grupo Sanborns, acquired a majority interest in CompUSA for which reason starting in March of that same year, the results and figures from CompUSA's balance sheet have been incorporated into Grupo Carso's financial statements.

Operations

During 2000 Grupo Carso had sales of 89,041 million pesos, 101.1% greater than in 1999; this increase is due to the good performance shown throughout the years by subsidiaries and the consolidation of 10 months of CompUSA's operations. Without considering the effect of CompUSA, Grupo Carso's sales would have grown 12.4% in real terms. Operating profit was $7,975 million pesos, which represented an increase of 8.4% compared to the prior year; the operating margin was 9.0% during the year compared with 16.6% the prior year, however this figure is not comparable due to the inclusion of CompUSA. The operating cash flow during the year showed an increase of 12.7%, reaching $10,401 million pesos, measured in dollars the increase was 21.5% with respect to the prior year.

FINANCIAL INFORMATION

The financial information of Grupo Carso is described on the annual report and financial statements of 2000.


79.27
50.72
Dic-99
Ene-00
Feb-00
Mar-00
Abr-00
May-00
Jun-00
Jul-00
Ago-00
Sep-00
Oct-00
Nov-00
Dic-00
GCARSO
IPC

2. RISK FACTORS

The companies of GRUPO CARSO are exposed to the structural change of the economic and financial adjustments that are occurring in the domestic market as well as in the international markets.

2.1 Deceleration of Consumption

The deceleration of the American and Mexican markets could case a reduction in sales, as well as in margins which would have a direct impact on the Group's total income and its cash flow generation levels.

2.2 Exchange Rate Risk

A large portion of Grupo Carso's income is denominated in foreign currency, derived from CompUSA's operations based in the United States, and principally from the direct exports of Condumex, Nacobre, and Frisco.

Likewise, the strength of the pesos could affect the competitiveness of the Group's exports.

Part of the group's liabilities is denominated in dollars, for which Grupo Carso has the natural coverage of its dollar income, which reduces its exposure to exchange rate fluctuations.

2.3 Volatility of Metal Prices

The fluctuations of metal prices in the international markets can favorably or unfavorably affect results, principally Frisco's mining part, and to a smaller degree Nacobre and Condumex.

2.4 Energy Input Cost

The industrial portion of Grupo Carso could be affected by an increase in the prices of energy inputs, such as: Gas (principally affecting Condumex, Nacobre and Porcelanite), and Electric Energy (principally for the production of aluminum in Nacobre).

2.5 Credits and Financial Limits

Syndicated loan contracts establish certain obligations for Grupo Carso and for its principal subsidiaries including those which have been credited with those loans, among which the following are noteworthy:

- Both Grupo Carso's and its principal subsidiaries remaining in the same general line of business that that they have heretofore had.

- Keeping their accounting records and preparing their financial statements pursuant to generally-accepted accounting principles in Mexico.

- Complying with legal precepts, whether tax-related, environmental, labor-related, etc., to which companies are bound pursuant to the applicable laws.

- Not allowing Grupo Carso's consolidated shareholders equity to be less than 22,500 million pesos in constant terms.

- Not allowing Grupo Carso's consolidated interest coverage to be less than 2.00 to 1.00 times, at the end of any calendar quarter.

- There are certain limitations not to contract or to incur liens on the properties of Grupo Carso and its principal subsidiaries, except the liens allowed in the credit contracts.

- There are certain restrictions not to sell the assets of Grupo Carso or its principal subsidiaries, which are required for the operation of the businesses, except when the sale is made during the normal course of business as well as other exceptions allowed.

- There are certain restrictions for Grupo Carso and its principal subsidiaries, not to undertake material transactions with affiliated companies whose origin does not derive from normal business operations or whose price is less than that which would be obtained from a third party.

2.6 Competition

Grupo Carso's companies are leaders in the sectors in which they participate. However, the environment opens the possibility of the entry of competition. Under this situation, some subsidiaries of Grupo Carso might lose some market share, which could cause contractions of margins and markets with more competition.

The retail sales sector in Mexico is highly competitive. The number and type of competitors, as well as the levels of competition which a specific store faces, vary according to its location. Sears México, which operates traditional type department stores, competes with other similar chain stores, principally the Liverpool stores located in Mexico City and several other urban areas of the country, and the Palacio de Hierro stores located in Mexico City. The Company believes that, due to its unique format, the Sanborns Units do not face direct competition from any other specific type of competitor in the broad range of goods and services they offer. The Company's retail sales operations, including the Sears México and Sanborns stores, compete with several other types of retail sales stores among which are stores that represent a combination of food and general merchandise and offer lines of articles for the home and fashion ("*hardlines* and *softlines*"), electric appliance discount stores, as well as pharmacies and specialized stores. Also, in recent years several leading foreign retail sales chains have entered the domestic market through joint ventures with Mexican companies, including Wal-Mart Stores, Inc., and Price / Costco, Inc. The Sanborns Units and Sears México also compete with numerous local establishments in each of the regions where they have a presence.

The competition in the restaurant industry is very intense with respect to prices, service, location, concept and quality of food. There is also strong competition to obtain commercial locations and trained personnel. Among the competitors of the Sanborns restaurants are several national, regional and local chains, as well as numerous local restaurants operated by their owners. The principal restaurant chains that compete with Sanborns restaurants include Vips, Wings, Toks, California and El Portón.

In the area of influence of each of the company's commercial real estate developments there are other shopping centers and commercial locations. The number of competitive properties located in a specific area could have an adverse effect on the Company's ability to lease premises in one of its shopping centers and on the amount of rent that it can charge. The commercial real estate industry in Mexico is highly fragmented and there are many properties developed by their owners and by large department stores. However, there are other Mexican and foreign companies that might become involved in the acquisition and development of properties in Mexico in the next few years.

3. Other values registered in the Securities and Exchange Commission

The company and its subsidiaries have 9 commercial papers and 1 short term promissory note.

CLAVE	EMISOR	MONTO AUTOR.	OFICIO	VENC. AUTOR
PC	Porcelanite	$1,000,000,000	164	08-Feb-02
	PORCELANITE	$1,000,000,000		
PC	Nacobre	$800,000,000	6288	27-Jul-01
PC	Nacobre	$200,000,000	216	14-Mar-02
	NACOBRE	$1,000,000,000		
PC	Grupo Sanborns	$2,500,000,000	196	28-Feb-02
	GPO. SANBORNS	$2,500,000,000		
PC	Sanborn Hermanos	$750,000,000	6374	21-Sep-01
PC	Sanborn Hermanos	$950,000,000	203	04-Mar-02
	SANBORN HMNOS	$1,700,000,000		
PC	Grupo Carso	$1,500,000,000	384	27-May-02
	GRUPO CARSO	$1,500,000,000		
PC	Frisco	$700,000,000	6324	20-Aug-01
	FRISCO	$700,000,000		
PC	Agusa	$130,000,000	6483	30-Nov-01
	AGUSA	$130,000,000		
PMP	SEARS	$1,100,000,000	524-20448	01-Nov-01
	SEARS	$1,100,000,000		

Clave de Pizarra	Monto Emitido	Oficio	F. Vcmto.	Monto Disponible
PORCE	$700,000,000	164	05-Jul-01	$300,000,000
NACOBRE	$800,000,000	6288	18-Jul-01	$0
NACOBRE	$200,000,000	216	02-Jul-01	$0
GSANBOR	$2,000,000,000	196	29-Jun-01	$500,000,000
SANBORN	$750,000,000	6374	24-Jul-01	$0
SANBORN	$950,000,000	203	20-Jul-01	$0
GCARSO	$750,000,000	384	23-Jul-01	$750,000,000
FRISCO	$700,000,000	6324	11-Jul-01	$0
AGUSA	$130,000,000	6483	06-Jul-01	$0
SEARS	$900,000,000	524-20448	01-Nov-01	$0

II. THE COMPANY

1. History and development.

Grupo Carso's history and development are described on the annual report of 2000.

2. Business Description

Grupo Carso is the holding of other companies mainly focused to the commercial, telecommunications, construction and power and automotive sectors. Each of these companies are operated autonomy and independent, coordinated through the members of the board of Grupo Carso.

A. Purpose

Grupo Carso is the holding company of the companies that are independently described on the annual report of 2000.



GRUPO CARSO, S.A. DE C.V.
Cifras en MM Ps.
a Diciembre 31, 2000
1998
1999
2000
Ventas 43,815.3 44,287.4 89,040.8
Margen Operativo 16.8% 16.6% 9.0%
Margen EBITDA 21.1% 20.8% 11.7%

PARTICIPACION DE VENTAS POR SUBSIDIARIAS



Subsidiaria	%
Grupo Sanborns	61.1%
Condumex	15.7%
Cigatam	8.6%
Nacobre	6.2%
Frisco	3.7%
Porcelanite	2.9%
Otros	1.8%

PARTICIPACION DE UTILIDADES DE OPERACION POR SUBSIDIARIAS



Subsidiaria	%
Grupo Sanborns	33.6%
Condumex	29.3%
Porcelanite	9.4%
Nacobre	8.7%
Cigatam	7.4%
Frisco	4.6%
Otros	6.9%

Products and services granted

Class	Company	Products and Services
Industrial	Condumex	Cooper Cable Fiber Optics Installation of Telecommunication and energy Harnesses Autoparts Automotive Cable Energy Cable and construction Capital goods Metals
	Nacobre	Cooper products Aluminum products Plastic products
	Frisco	Concentrate of silver-lead, concentrate of zinc, railroad transportation.
For consume		
	Porcelanite	Ceramic tile for floor and wall
	Cigatam	Cigarettes and tobacco
Commercial		
	CompUSA	Technology related products
	Sanborn Hnos. y Sanborns Café	Food and beverages. Convenience Store.
	Sears	Department store
	Pasteleria Francesa	Bread and cake, candies and deserts.
	Promusa	Music stores
	Shopping centers	Lease agreements.

Primary materials

The primary materials subject to transformation for the production of industrial and consume good are provided on the following table

Primary materials	Provider
Cooper	Codelco, Disputadas de las Condes
Zinc	Ind. Minera de Mexico
Aluminum	Novarco LTD
Briquette	Elkem Aluminum
Nyquil	Glencore
Polish	Cover, Esmacer, Ferro Mexicana, Cerdec
Packing Material	Unipak
Fluorita	Fluorita Mexico, Minera Muzquiz, Minerales y productos metalicos.

Stagnant of principal business

The commercial part reflects stagnant to the third quarter, but mainly to the fourth.

The stagnant in the commercial part is caused by the end year season, since the acquisition of goods and services is increased at this time of the year.

For the industrial business, there is stagnant on the second semester of the year, as well as the commercial on the fourth quarter. On the auto industry, the stagnant is at the middle of the year, where the new models arrive and the previous equipment sales reduce.

B. Distribution

Grupo Carsos's companies have a distribution route through Mexico and the United States, also have internet access with electronic pages B2B and B2C.

Each company's distribution route is described on the annual report of 2000.

C. Patents, Licenses, Trademarks and Other Contracts

In general, the terms of the lease contracts entered into in shopping centers with unaffiliated tenants is two or three years. Lease contracts with subsidiary companies generally have longer terms. In general terms, the lease contracts stipulate the payment of monthly rent plus a charge to cover public service charges, common charges, cleaning and other maintenance costs. Some other lease contracts entered into stipulate the payment of rent in the amount which is the higher of a certain fixed amount or a percentage of sales. The Company pays the property tax. Also, in general, tenants pay a charge in advance for access to the shopping center, which amount varies from one contract to another. If a tenant vacates its premises, it may recover part of that charge by charging it to the new tenant. However, the Company generally reserves the right to receive the amount which is the higher of the amount of six months' rent or 30% of the access charge paid by the new tenant. Beyond the foregoing, in general, tenants pay a deposit equivalent to two or three months' rent to cover any damage they cause to the rented premises. In the Company's experience, in general terms these deposits have been adequate to cover those damages. Any amount remaining after repairing the damages is returned to the tenant.

There are contracts entered into with some of the largest shippers in the country, in order to ship merchandise from the northern border to Mexico City and to transfer merchandise from the Vallejo distribution center to different stores, as well as to distribute the production of the Popocatépetl plant to El Global and La Balance branches.

Condumex

Patents[1]
Improvements to telephone line installation systems
Improvements to re-entrant coupling close
Improvements to hermetic telephone cable junction box
Improvement to fiber optic coupling close
Closed-loop lighting control system to operate metallographic microscope in the characterization of drawing data
Improvements to useful metallographic microscope for characteristic of conductor drawing data
System to detect and eliminate air bubbles in fill gelatins in the process of entubing fiber optic cables
Device to verify alignment of a metallic conductor flattening machine by laser
Scissor raising platform with electronic control
System for measuring the working aperture of rings for internal combustion engines and measurement devices and instruments
Double enveloped fiber optic cable that prevents water penetration
Loose constructed fiber optic cables with ribbon-type transmitters
Hydraulic sorter and reactor for sold particles with application of ultrasound
Copper bar crack and surface bubble counting and sizing sensor device for use during the continuous casting process

[1] Tr.: There is too little information to ascertain what these devices are; the translations are literal.

Co-extrusion electric conductor cable with three low moisture absorption insulating layers, electric method, low toxic gas and smoke emission, flame retardant
Polymeric compound, flame retardant, smoke suppressor and low acidity for insulating electric conductors and covering cables
Telephone interconnection device for telephone terminals with weatherproofing and moisture protection.
Dual telephone call identification equipment
Improved fiber optic cable
Automotive electric conductor packaging and storing system
Automatic automotive cable pairing machine with electronic control and torsion method.

The principal brands are: Condumex, Condulac, Vinanel, Vinilat, Bravo Twist, Latincasa, Capro, Gabriel, IEM, Selmec, Equiter, S&C Selmec, Precitubo, Microm, Sinergia, Cordaflex, Cablena, Procisa.

Nacobre

The Grupo Nacobre companies have the following registered trademarks:
"Productos Nacobre"
"Almexa"

There is a contract signed with Wawin of Sweden to use the "Duralon" trademark on the PVC Division's products.

Frisco

Patent no. 177399 reactor and flotation method with external bubble generator property of Servicios Corporativos Frisco S.A. de C.V.

Porcelanite

The commercial brand used is Porcelanite, Itálica and Alessandra.

Cigatam

There is a trademark license and technical assistance contract with a foreign company that owns international trademarks such as Benson & Hedges, Marlboro and L.M.

Sanborns

Sanborns is the owner of and uses trademarks of products prepared in its factories, such as Teatrical creme and Sanborns cologne.

Also, for candy and chocolate products, Sanborns manufactures and sells with trademarks known in the market such as Capitán, Tecolote and Manicero chocolates, as well as Ponpons and Gomitas candies and its traditional chocolate gift boxes.

Sears México

Simultaneous with the purchase of a majority interest in Sears México by the Company in April 1997, Sears México entered into a trademark usage license (the "Sears Trademark Contract") with Sears Roebuck, according to which Sears México obtained, among other rights: (1) an exclusive license to use the "Sears" trademark to operate retain sales stores in Mexico and (2) a nonexclusive license to use certain trademarks, commercial names, slogans and other rights belonging to Sears Roebuck in the marketing and sale of certain of its products. The Sears Trademark Contract expires in April 2002.

Beyond the trademark products, Sears México has entered into nonexclusive licensing contracts with Sears Roebuck to sell household article products ("hardlines") under the Kenmore, Roadhandler and Craftsman trademarks, among others, Franco Rossini brand menswear and Canyon River Blues brand jeans among others. Also, Sears México is developing its own line of women's, men's and children's clothing, bath articles and others. Sears México believes that in general terms private label merchandise offers the customer higher quality at the lowest prices and has profit margins greater than well-known brand merchandise, and that its private label program helps differentiate it from its competitors.

Sears México has an exclusive license (Pier 1) that expires in January 2002; that license offers its customers a combination of products that differentiate it from its competitors. Currently, Sears México sells Pier 1 merchandise in 13 of its stores and it plans to sell that merchandise in others. Sears México also has a nonexclusive license to sell casual wear under the Carlo Corintio brand name in Mexico.

Sears México leases space in its stores to third parties, such as watch repair, optical and hearing aid companies. Sears México receives a preestablished portion of the concessionaire's income and it pays its own operating expenses. Sears México selects these concessionaires depending on each store, matching the selection of concessions in a particular store to that store's customer profile.

Controladora y Administratora de Pastelerías

Among others the company has the commercial brands "El Globo," "Delibrot" and "La Balance" registered with the Mexican Institute of Industrial Property, part of the Department of Trade and Industrial Development, as well as copyrights related to their activity with the General Copyright Office of the Department of Public Education.

Clients

Following is a list of the principal clients of Grupo Carso's subsidiaries:

Class	Product	Client
Industrial	Copper	CFE, Power Company, Telmex, Delphy and other telecommunication companies.
	Installation	Telmex, America Movil, CFE, cable television company.
	Harnesses and autoparts	General Motors, Volkswagen, Ford, Daimler- Chrysler.
	Cooper and aluminum and Plastic	Principal companies dedicated to the distributions of rough material ant construction.
	Concentrate of silver-lead, Zinc and dore	Met-Mex Peñoles
	Flurhidrik Acid	Chemical Companies
	Minerals	Minerals companies
Consume	Ceramic tile	Sanimex, Mosaic Tile Mayoristas, finish minority companies.
	Cigarettes Tobacco	People in general Frana, Catana
Commercial	Food and Beverage, gifts, discs, cassettes, Bread and cakes, electronics, Technology and computer products	People in General

E. Applicable Law

Grupo Carso is subject to the compliance of legislation, codes and other legal dispositions of a *Sociedad Anonima de Capital Variable*, such as Corporation Code, General Law on Mercantile Corporations, Securities Exchange Law and other tax regulations.

Income Tax Regime:

The corporations incorporated in Mexico are subject to income and assets tax. The income tax are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated assets values and the deduction of purchase in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the results from monetary position. Beginning in 1999, the income tax rate increase from 34% to 35% with the opinion to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Assets taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes creditable against the excess of income taxes over assets taxes of the preceding three and following 10 years.

Tax consolidation:

Grupo Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return excludes its foreign subsidiaries.

Book and taxable income:

The provision for income taxes is determined on the basis of the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchase in places of costs of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing:

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary components effects, and depreciation is based on historical rather than restated values.

F. Legal Personal

Grupo Carso, through its subsidiaries, has up to the end of 2000 more than 91,000 workers. Of those 72% are managers and employees and the rest 28% are syndicated workers.

	Employees	Syndicated	Total
Managers	1,386	0	1,386
Workers	42,457	21,777	64,234
Rough Workers	0	25,490	25,490
Total	43,843	47,267	91,110

G. Market Division

A description of all Grupo Carso's subsidiaries is described on the annual report of 2000.

H. Financial Information by business

In million pesos

Company	1998	Total Sales Ended Years 1999	2000
Condumex	12,847	12,351	13,986
Nacobre	5,727	5,406	5,561
Frisco	2,029	2,122	3,251
Porcelanite	2,307	2,512	2,626
Cigatam (1)	8,359	9,252	10,740
CompUSA			39,300
Sanborns	6,002	6,426	6,927
Sears	5,818	6,640	7,426
Pasteleria Francesa		578	671

(1) Shared Cigatam-Philip Morris

Following are the amounts of the mainly exportation subsidiaries

		PENDING	
	Grupo Carso 1998	1999	2000
Exportation Sales	918	924	5,084
North America	383	387	4,496
Latin America	52	47	74
Europe	103	89	63

Quantities in million dollars

I. Corporate Structure

Percentage of participation of Grupo Carso in its Subsidiaries as of December 31, 2000.



GRUPO CARSO
79.5344%
GRUPO SANBORNS, S.A. DE C.V.
51.0000%
PROMOTORA MUSICAL, S.A. DE C.V.
84.9092%
SEARS ROEBUCK DE MEXICO, S.A. DE C.V.
99.9301%
SANBORN HERMANOS, S.A. DE C.V.
51.0000%
COMPUSA, INC.
100.0000%
PASTELERIA LA FRANCESA, S.A. DE C.V.
39 SUBSIDIARIAS
98.8286%
EMPRESAS FRISCO, S.A. DE C.V.
18 SUBSIDIARIAS
99.8919%
INDUSTRIAS NACOBRE, S.A. DE C.V.
24 SUBSIDIARIAS
100.0000%
INMUEBLES CANTABRIA, S.A. DE C.V.
23 SUBSIDIARIAS
99.5369%
CONDUMEX, S.A. DE C.V.
48 SUBSIDIARIAS
PORCELANITE S.A. DE C.V.
11 SUBSIDIARIAS
61.8450%
CONSORCIO BOSQUES S.A. DE C.V.
80.8686%
CIGATAM,S.A. DE C.V.
1 SUBSIDIARIA
49.9950%
PHILIP MORRIS DE MEXICO, S.A. DE C.V.
21 SUBSIDIARIAS

J. Main Assets

Establishment or Plant	Purpose	Capacity	% used
142 ESTABLECIM. SANBORNS (2)	TIENDAS DEPARTAMENTALES Y RESTAURANTES	162,473	100
56 TIENDAS DE MUSICA (2)	VTA. CD'S, LD'S, CASSETTES Y VIDEOS.	24,200	100
43 ESTABLECIMIENTOS SEARS (2)	TIENDAS DEPARTAMENTALES	347,291	100
8 CENTROS SEARS (2)	CENTROS COMERCIALES, DISTRIBUCIÓN Y SERVICIOS	515,708	94
101 PASTELERIAS (2)	VENTA DE PASTELES Y PAN	13,472	100
4 PLANTAS PRODUCTIVAS (16)	PASTELERIA Y PANIFICACION	15,412	92
OFICINA GENERAL (2)	TRAMITES DE GESTORIA Y OFICINAS	2,544	100
PORCELA, S.A. DE C.V. (3)	FAB. LOSETA CERAMICA P/MURO Y PISO	450	83
GRES, S.A. DE C.V. (3)	FAB. LOSETA CERAMICA P/ PISO	973	92
PAVILLION, S.A. DE C.V. (3)	FAB. LOSETA CERAMICA P/ PISO	1,135	89
PORCEL, S.A. DE C.V. (3)	FAB. LOSETA CERAMICA P/ MURO	1,200	96
ITAL-GRES, S.A. DE C.V. (3)	FAB. LOSETA CERAMICA P/MURO Y PISO	900	78
MÉXICO (7)	FABRICACIÓN DE CIGARRILLOS	14,224	85
TOLUCA (7)	FABRICACIÓN DE CIGARRILLOS	10,097	58
GUADALAJARA (7)	FABRICACIÓN DE CIGARRILLOS	11,724	96
MINERA REAL DE ANGELES(9)(15)	INDUSTRIA MINEROMETALURGICA	540,000	0
MINERA SAN FCO. DEL ORO SA(9)	INDUSTRIA MINEROMETALURGICA	90,000	69
QUIMICA FLUOR, S.A DE CV (10)	INDUSTRIA QUIMICA	17,333	95
CÍA. SAN FELIPE, SA DE CV(9)	INDUSTRIA MINEROMETALURGICA	90,000	68
MINERA TAYAHUA, SA. DE CV(9)	INDUSTRIA MINEROMETALURGICA	64,000	70
NACIONAL DE COBRE, SA. CV(6)	FAB. LAMINA SOLIDO Y TUBOS DE COBRE	40,930	85
CUPRO SAN LUIS,S.A DE CV.(6)	FAB. TUBOS DE COBRE Y LATÓN	36,900	84
CONEXIONES NACOBRE, SA. CV(6)	MAQUILADORA	0	0
RASA ALUMINIO, S.A DE C.V (6)	MAQUILADORA	0	0
CONECTORES NACOBRE, SA CV(6)	MAQUILADORA	0	0
ALUM. Y DER. DE VER.S.A C.V.	FAB. LINGOTE DE ALUMINIO	116,000	84
ALMEXA ALUMINIO, SA DE CV(6)	FAB. LAMINA, PAPEL Y PASTA DE ALUMINIO	23,000	91
ALUMEX, S.A. DE C.V. (6)	FAB. LAMINA Y PERFIL DE ALUMINIO	14,100	73
TUBOS FLEXIBLES, SA. DE CV(6)	FAB. TUBOS Y CONEXIONES DE P.V.C.	35,000	98
PRODUCTOS NACOBRE, S.A. C.V.	COMERCIALIZADORA	0	0
COOPER & BRASS INTERNATIONAL	COMERCIALIZADORA	0	0
COMERCIALIZADORA DE COBRE,SA.	COMERCIALIZADORA	0	0
COBRECEL, S.A. DE C.V. (6)	FAB. SOLIDOS CONEXIONES DE COBRE Y LATON	28,170	91
CONESA, S.A. DE C.V. (6)	FAB. PERFIL DE ALUMINIO	9,000	90
NACEL POTENCIA (6)	FAB. CABLE DE MEDIA Y ALTA TENSIÓN	2,200	56
NACEL MAGNETO (6)	FAB. ALAMBRE DE MAGNETO	2,100	56
NACEL GUADALAJARA (6)	FAB. CABLE PARA CONSTRUCCIÓN	1,800	93
22 OFICINAS DE VENTAS (2)	VENTA Y DISTRIBUCIÓN	14,644	95
SELMEC EQUIPOS INDUST. (11)	COMPRA VENTA MAQ. Y EQUIPO	100	98
ARCOMEX PLANTA (N Y V) (13)	FAB. Y VENTA DE ARNESES ELECTRICOS Y AUTOMOTRICES	15,165	59
4 ARELA PLANTAS (12)	FABRICACION DE ARNESES	21,561	80
ARELA CENTRO DIST.Y SERV(11)	ALMACEN DE PRODUCTOS TERMINADOS	21	79
ARELA PLANTA QRO. (11)	FAB. DE TABLEROS	43	72
3 PLANTAS CORDAFLEX (10)	FAB. DE CABLE AUTOMOTRIZ	2,892	88
CABLENA DE BRASIL (10)	FAB. DE CABLES	175	100
CAMISA (13)	FAB. DE CAMISAS PARA MOTOR DE COMBUSTIÓN INTERNA	199	[illegible]
GABRIEL DE MÉXICO (13)	FAB. DE AMORTIGUADORES	240	80
SEALED POWER MEX (13)	FAB. DE ANILLOS AUTOMOTRICES	700	80
SERVICIOS CONDUMEX (11)	INVESTIGACIÓN Y DESARROLLO	100	97
CONALUM (6)	ESTIRADO DE ALAMBRÓN DE ALUMINIO	3,000	80
CONTICON (6)	FAB. DE ALAMBRÓN DE COBRE	18,333	75
COBRE DE MÉXICO (6)	PRODUC. DE CATODO ELECTROLITICO DE COBRE	12,000	60
NACEL PTA. TELEFONICO (5)	FABRICACIÓN DE CABLE DE COBRE PARA TELECOMUNIC.	842	90
NACEL PTA FIBRA OPTICA (4)	FAB. DE CABLE DE FIBRA OPTICA P/ TELECOMUNIC.	1,000	85
NACEL PTA ELECTRONICA (6)	FAB. CABLE PARA COMUNICACIONES	250	73
NACEL PTA ACOMETIDA (4)	FAB. DE CABLES ACOMETIDA TELEF.	13,500	90
NACEL PLANTA COAXIAL (4)	FAB. DE CABLE P/ COMUNIC. (TRANS. VIDEO, AUDIO Y	8,200	97
NACEL PLANTA TRONCAL (4)	FAB. DE CABLE P/ COMUNICACIONES	900	50
CONDUTEL AUSTRAL (2)	VENTAS Y DISTRIBUCIÓN	6,012	95

PROCISA (11)	INSTALACION SUBESTACIÓN Y LINEAS DE TRANSMISION	100	85
A-NET (11)	SISTEMAS DE AUTOMAT. P/EDIFICIOS E INDUST.	100	3
INDUSTRIAS IEM (11)	FAB. DE TRANSFORMADORES Y MOTORES ELECTRICOS	100	68
CONDUMEX INC (2)	COMERCIALIZACIÓN DE CABLES EN NORTEAMERICA	3,500	95
SWECOMEX (11)	FAB. DE RADIADORES E INTERCAMBIADORES DE CALOR	100	97
EQUITER (11)	FAB. DE EQUIPOS TERMODINAMICOS	100	87
PRECITUBO (11)	FAB. Y COMPRA DE TUBO ESTIRADO EN FRIO	100	96
NACEL PLANTA TELEFONICA (6)	FAB. DE CABLE TELEFONICO Y ELECTRONICO	500	90
9 SUCUR. NACEL LATINCASA (2)	VENTA Y DISTRIB. CABLE DE CONSTRUC. Y POTENCIA	11,814	70
NACEL PTA ARNESES MED.(13)	FABRICACION DE ARNESES MEDICOS	1,700	95
NACEL SUCURSAL S.L.P. (2	VTA. Y DISTRIB. CABLE TELEF. ARNESES MEDICOS	5,500	80
MICROM (14)		10,800	36
MITEL TLAQUEPAQUE JAL. (2)	PLANTA COMERCIAL, DISTRIBUCION Y SERVICIOS	2,052	100
MITEL D.F. Y MONTERREY (2)	CENTRO COMERCIAL Y DE SERVICIOS	1,090	100
218 TIENDAS COMPUSA (2)	VTA. DE EQ. DE COMPUTO, ACCS. Y SERV. TEC.	538,136	100

LA CAPACIDAD INSTALADA ESTA CUANTIFICADA EN:
(1) HABITACIONES
(2) METROS CUADRADOS DE SUPERFICIE
(3) MILES DE METROS CUADRADOS DE LOSETA MENSUAL
(4) KMS.
(5) TONELADAS DE COBRE
(6) TONELADAS
(7) MILLONES DE CIGARROS ANUALES
(8) UNIDADES DIARIAS
(9) TONELADAS MENSUALES DE MINERAL PROCESADO
(10) TONELADAS MENSUALES DE PRODUCTO
(11) UNIDADES
(12) USP'S
(13) MILES DE PIEZAS
(14) HORAS HOMBRE
(15) SUSPENDIO TEMPORALMENTE OPERACIONES EN 1998
(16) TONELADAS ANUALES
(17) MILES DE CAJAS

K. Legal, Administrative and Arbitration Proceedings

In January 2002, COC Services, Limited filed a complaint against CompUSA in the District Court of the County of Dallas, Texas, making several contractual and civil liability claims against CompUSA which are derived from a letter of intent related to retail store franchises in Mexico. The complaint also made its complaints against other defendants, including Grupo Carso, Grupo Sanborns and Carlos Slim Helú. COC Services claimed payment for real damages of US$ 150 million from CompUSA caused by breach of contract, extracontractual interference with a contract and a possible contract and complaints for conspiracy for US$ 2 million in damages per complaint of fraud, and punitive damages of US$ 300 million. COC Services also sought to recover interest, legal expenses and costs from the courts.

The complaint was transferred to District Court 116 of the County of Dallas, Texas, where it was tried by a jury in January and February 2001. In February 2001 the jury delivered its decision declaring all the defendants guilty of several of the claims against them and ordering each of the defendants to pay compensatory and punitive damages. The real damages awarded to COC Services for punitive damages payable by the defendants are as follow: US$ $175.5 million against James Halpin, the former chairman and previous director general of CompUSA, U.S. $94.5 million against CompUSA, U.S. $67.5 million against Mr. Slim, U.S. $13.5 million against Grupo Carso and U.S. $13.5 million against Grupo Sanborns. Based on these jury decisions, the parties submitted a writing to the court on several legal matters that affect the final judgment.

On May 18, 2001, the judge reduced the damages of U.S. $454 million to U.S. $121.5, that is, a 73% reduction of the verdict against Grupo Carso, Grupo Sanborns, Mr. Carlos Slim Helú, CompUSA and its former director general, Mr. James Halpin. The judge also eliminated from the case the jury decisions against CompUSA and Mr. James Halping. In this regard, the necessary legal steps have been taken and continue to be taken at all appropriate levels, in order to try to obtain exoneration from the pending accusations.

L) Shares Representing the Share Capital

The amount of Grupo Carso, S.A. de C.V.'s subscribed and paid-in capital, at the close of 2000, totaled $1,365,256,794.93, represented by 893,500,000 * shares, of an authorized total of 915,000,000 Series "A-1" common, registered shares with no par value, corresponding to the minimum fixed capital without a right of withdrawal.

There is no amount pertaining to the variable portion of the share capital.

The company does not have any securities in circulation or any contracted related to its capital which implies its conversion, exercise, exchange or subscription to shares.

During the last three fiscal years the amount of share capital has not been changed, nor has the number of shares into which it is divided, for which reason, since that time, there has been no additional share issue.

M) Dividends

On April 30, 1998, in a regular general meeting of shareholders, Grupo Carso, S.A. de C.V. approved payment of a cash dividend to its shareholders, at the rate of $1.00 for each share representing the share capital that was in circulation on the date of payment thereof. Since then, the company has not paid dividends.

III. FINANCIAL INFORMATION

The financial information of the company is described on the annual report of 2000.

IV. MANAGEMENT

1. Corporate Bylaws and Other Agreements

During fiscal year 2000 and at June 30, 2001, no changes were mode to the corporate bylaws of Grupo Carso, S.A. de C.V.

The Board of Directors is authorized to establish compensation plans for executives, even if not expressly.

That body is not expressly authorized to take decisions with respect to any other matter where any of its members might have a personal interest.

The company only has common shares, which have a full right to vote.

The attendance quorum established in the corporate bylaws for a regular general meeting of shareholders to meet legally is at least half of the share capital on a first notification and, on a second or subsequent notification, regardless of the number of shares represented and its resolutions will be valid with the favorable vote of a majority of the votes of those attending.

The attendance quorum established in the corporate bylaws for a special general meeting of shareholders to meet legally on a first notification is 75% of the share capital and, on a second or subsequent notification 50% of the share capital, and its resolutions will be valid with the favorable vote of a number of shares that represent at least half of the share capital.

The shares issued by the Company only have the corporate and equity rights which are established in the corporate bylaws and they do not have any other rights associated with them, for which reason there is no process to follow to change those rights.

The Company has clause excluding foreigners, and the corporate bylaws indicate the following: "The express agreement or convention is stipulated, which forms an integral part of these corporate bylaws, by which it is established that the company shall not directly or indirectly admit foreign investors and companies without a 'foreigner exclusion clause,' as members or shareholders, nor shall it recognize in any manner member or shareholder rights of those same investors and companies."

Grupo Carso, S.A. de C.V. has no knowledge of non-bylaw agreements entered into whose effect is to delay, prevent, defer or to make a change in control of the company more difficult, trusts or any other mechanism in virtue of which the corporate rights granted by shares to their holders are limited, or bylaw clauses or agreements among shareholders that limit or restrict the management of the company or its shareholders.

With respect to the information corresponding to credits that limit the company in any manner or that obligate it to retain certain proportions in its financial structure. See Section I. General Information, number 2 Risk Factors, subpoint 2.5 Credits and Financial Limitations.

2. Managers and Shareholders

The Board of Directors of Grupo Carso, S.A. de C.V., for the 2001 fiscal year, is comprised of twelve full directors and nine alternate directors. That body has equity directors, independent directors and related directors. The equity and independent directors exceed as a whole 40% of that body. The independent directors exceed 20%.

The directors are named by the shareholders meeting in a regular general meeting.

The Board of Directors, as a collegial body, is responsible for representing the company and managing the business indicated in the corporate objective, within the limits stipulated in the corporate bylaws themselves.

Likewise, the Board of Directors has the following functions: (i) to establish the company's strategic vision, (ii) to assure that shareholders and the market have access to the company's public information; (iii) to establish internal control mechanisms; (iv) to assure that the company has the mechanisms required to allow it to be proved that it complies with the different legal stipulations that are applicable to it; and (v) to evaluate regularly the performance of the company's Director General and high-level officers.

Under the bylaws the following are the authorities of the Board of Directors: a) To name and remove the Director General of the Company; b) To determine how the votes corresponding to the shares belonging to the Company will be cast in Special and Regular General Meetings of Shareholders of the companies in which it holds the majority of shares; c) To approve, upon authorization from the Regular General Meeting of Shareholders, the acquisition or transfer of shares, or the exercise of the right to withdraw, in some cases; d) To discuss and, if appropriate, to issue such resolutions as it deems appropriate with respect to the acts and resolutions of the Company's Executive Committee, which are contained in the activity reports which such body shall present to it pursuant to the stipulations in this regard in the bylaws; e) To establish branches or agencies of the Company; f) To approve the transfer in any manner of all types of registered trademarks, patents and copyrights; g) To decide on the purchase of its own shares as stipulated in the bylaws; h) All other authorities which are reserved specifically for it by Law.

Members of the board of directors for the 2001 fiscal year were named in the regular general meeting of shareholders of April 26, 2001; however, they shall continue to occupy their positions until the meeting makes new designations, and the recently named directors take possession of their respective positions.

Members of the Board

A list of the members of the board is included on the annual report of 2000.

BOARD MEMBERS

Grupo Carso, S.A. de C.V

NAME	POSITION[2]	YEARS AS A MEMBER[3]	TYPE OF BOARD MEMBER
OWNER-BOARD MEMBERS			
Carlos Slim Helu	Chairman – Teléfonos de México Chairman – Carso Global Telecom Hon. Chairman – Grupo Financiero Inbursa Chariman – América Móvil	11	Related Owner
Carlos Slim Domit	Chairman – Grupo Sanborns General Officer – Sanborns Hermanos Vice Chairman – Teléfonos de México Vice Chairman – Carso Global Telecom	11	Related
Antonio Cosio Ariño	General Officer – Cia. Industrial de Tepeji del Río	9	Independent
Fernando G. Chico Pardo	General Officer – Promecap, S.C.	11	Independent
Jaime Chico Pardo	Vice Chairman and Gen. Officer – Teléfonos de México Vice Chairman – Carso Global Telecom	11	Related
Claudio X. Gonzalez Laporte	Chairman – Kimberly-Clark de México	11	Independent
Rafael Moisés Kalach Mizrahi	Chairman and General Officer – Grupo Kaltex	7	Independent
José Kuri Harfush	Chairman – Janel	11	Independent
Juan Antonio Pérez	Chairman – Sanborns Hermanos	11	Independent

[2] Based on board members' information.

[3] The duration of members on the Board officially begins in 1990, when Grupo Carso, S.A. de C.V. shares were initially offered in the Mexican Stock Exchange.

Simón	Vice Chariman – Teléfonos de México		
Bernardo Quintana Isaac	Chairman – Ingenieros Civilies Asociados (ICA)	9	Independent
Agustín Santamarina Vázquez	Member of the Board – Santamarina y Steta	11	Independent
Patrick Slim Domit	Commercial Mass Market Director – Teléfonos de México Chairman – Ferrosur	5	Related Owner

OTHER BOARD MEMBERS

Alejandro Aboumrad Gabriel	Chairman – Porcelanite	11	Related
Maximiliano Becker Arreola	General Officer – Cigatam	11	Related
Arturo Elias Ayub	Stretegic Alliances, Communication, and Institutional Relations Director – Teléfonos de México	3	Related Owner
Humberto Gutierrez-Olvera Zubizarreta	General Officer – Grupo Carso General Officer – Condumex Chariman – Frisco Chariman – Nacobre	11	Related
Carlos Hajj Aboumrad	General Officer – Artes Gráficas Unidas – Galas de México	3	Related
Daniel Hajj Aboumrad	General Officer – Carso Global Telecom General Officer – América Móvil	6	Related Owner
Alfonso Salem Slim	General Officer – Hoteles Calinda	Start 04/26/2001	Related
Marco Antonio Slim Domit	Chairman – Grupo Financiero Inbursa	11	Related Owner
Eduardo Valdés Acra	General Officer – Inversora Bursátil Chairman – Banco Inbursa	9	Independent

V. MARKET SHARES

Grupo Carso list on the Stock Exchange of New York (NYSE), shares called American Depositary Shares (ADR's).

The ADR's give their shareholders only the right to retrieve dividends, but not to vote.

The proportion of the ADR's copared with the A-1 is 2 of 1.

The total of ADR's in circulation is 19,065,412.

2. Share behavior on the stock exchange

1. Annual behavior of the share.

	1996	1997	1998	1999	2000
Máximo	41.59	64.85	54.94	49.05	50.7
Mínimo	17.85	37.58	20.3	24.45	21
Volumen	48,293,797	30,445,357	26,872,761	31,076,500	26,891,917
Cierre	40.24	52.98	33.65	47.2	23.8


1996
1997
1998
1999
2000
Volumen
Cierre
Mínimo
Máximo

2. Quarter behavior

	1T99	2T99	3T99	4T99	1T00	2T00	3T00	4T00
Máximo	41.25	49	46.5	49.05	50.7	36.6	39.5	31.6
Mínimo	24.45	36.8	33.5	35	33.5	25	28	21
Volumen	35,961,000	35,998,333	29,173,000	23,173,667	40,924,000	21,658,667	20,893,000	24,092,000
Cierre	39.1	43.7	39	47.2	35	34.9	28.05	23.8



1T99
2T99
3T99
4T99
1T00
2T00
3T00
4T00
Volumen
Cierre
Mínimo
Máximo

3. Monthly behavior

	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
Máximo	39.5	33.8	33	30.7	31.6	26.7
Mínimo	31	28	28	24	25	21
Volumen	22,962,000	20,808,000	18,909,000	20,256,000	16,416,000	35,604,000
Cierre	32	32.7	28.05	29.7	25.5	23.8



Julio
Agosto
Septiembre
Octubre
Noviembre
Diciembre
Volumen
Cierre
Mínimo
Máximo

Annex A – as Exhibit U

Minutes of General Shareholders' Meeting

Grupo Carso, S.A. de C.V.

In Mexico City, Mexico, corporate domicile of Grupo Carso, S.A. de C.V. (the "Company"), at 11:00 AM on April 26, 2001, a General Shareholders' Meeting of the Company was held at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, previously announced by publication in the newspapers *Excelsior* and *El Financiero*, and attended by the people named on the Attendance List annexed hereto.

Mr. Carlos Slim Domit acted as President of the Meeting and member of the Board of Directors of the Company. Mr. Sergio F. Medina Noriega served as Secretary, in his capacity as Secretary of the Board of Directors. Mr. Carlos Rodríguez de la Torre, CPA, Substitute Auditor of the Company, was also present at the meeting in place of the Proprietary Auditor of the Company.

The President designated as scrutineers Mr. Guillermo Robles Gil Orvañanos and Mr. Gerardo Camargo Robles, who, after accepting the post, acknowledged the representation of 762,587,539 shares of the Company, or 85.66% of the 890,250,000 shares of the Company outstanding, which constitute the subscribed capital of the Company, as a result of which the President legally declared the meeting convened under the rules set forth by Article 189 of the *Ley General de Sociedades Mercantiles*, and, where applicable, by Article 16 of the bylaws of the Company.

The Secretary read the agenda of the meeting contained in the summons published for the celebration of the meeting, the text of which reads as follows:

AGENDA

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 2000, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles*. Resolutions to that effect.

2. Presentation and approval of the proposal in connection with the application of profits. Resolutions to that effect.

3. Ratification of the meeting of the Board of Directors for the fiscal year ended 2000. Resolutions to that effect.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

The shareholders then proceeded to address each point of the agenda as follows:

1. Presentation and approval of the annual report of the Board of Directors relating to the fiscal year ending December 31, 2000, including the financial statements as of such date and the Auditor's report, as provided by Article 172 of the *Ley General de Sociedades Mercantiles.* Resolutions to that effect.

In relation to the first point of the agenda, the President read the Report of the Board of Directors in connection with the operations of the Company for the fiscal year ended December 31, 2000, and presented the financial statements of the Company as of December 31, 2000 to the shareholders, as approved by the public accounting firm of Públicos Ruiz, Urquiza y Cía., S.C.; the Auditor's Report with regard to such statements was also read.

Once the information submitted to the consideration of the shareholders was analyzed in conformity with Article 172 of the *Ley General de Sociedades Mercantiles,* as well as varied information with regard to subsidiaries of the Company, the shareholders adopted, by unanimous vote, the following resolutions.

RESOLVED

1.1 That the Report of the Board of Directors in relation to the operations of the Company for the fiscal year ended December 31, 2000 as presented to the shareholders is hereby approved and acknowledged.

1.2 That the Auditor's Report as presented to the shareholders, as reproduced and annexed hereto, is hereby approved and acknowledged.

1.3 That the financial statements of the Company as of December 31, 2000 are hereby acknowledged and approved.

1.4 That the information referred to by Article 14 of the bylaws of the Company, for the fiscal year ended December 31, 2000, corresponding to Grupo Sanborns, S.A. de C.V. and Grupo Condumex, S.A. de C.V., subsidiaries of the Company the value of which exceeds 20% of the *capital contable* of the Company according to the statement of financial position of the Company as of the end of 2000 is hereby duly noted.

1.5 That respective copies of the above-named documents are hereby annexed to the text of these minutes.

2. Presentation and approval of the proposal in connection with the i) application of profits and ii) increase of the reserve for the reacquisition of Company stock and the amount of capital stock that could be affected as a result. Resolutions to that effect.

In relation to the second point of the agenda, the proposal of the Board of Directors in connection with the application of profits and the increase of the reserve for the reacquisition of shares of the Company and the amount of the capital stock that could be affected was presented to the shareholders and, after deliberation, the shareholders, by unanimous vote, adopted the following resolutions.

RESOLVED

2.1 That the following application of profits is hereby approved:

	(Thousands of Pesos)
Accumulated Profits as of December 31, 2000, according to the financial statements:	Ps.$41,840,357
No allocation for the increase of legal reserves, since such reserve is satisfied in compliance with Article 20 of the *Ley General de Sociedades Mercantiles.*	
Balance of accumulated profits which, in addition to being at the disposition of the General Meeting of Shareholders of the Company, is also at the disposition of the Board of Directors, excepting the corresponding amount for legal reserve, with all the necessary faculties to allot it, totally or partially, whatever is deemed convenient and determined by the Board itself to constitution of reserves and/or its distribution among the shareholders:	Ps.$41,840,357

2.2 That the processing of the preceding financial statements, so that the application of profits which was approved in the previous resolution can be undertaken, is hereby approved.

3. Ratification of the meeting of the Board of Directors for the fiscal year ended 2000. Resolutions to that effect.

In relation to the third point of the agenda, the shareholders adopted, by unanimous vote and after deliberation, the following resolution.

RESOLVED

3.1 That the actions undertaken in the meeting of the Board of Directors for the fiscal year ended 2000 is hereby approved, and, consequently, that those people who acted as members of the Board during such fiscal year are hereby liberated of any responsibility which they could have incurred in the course of the legal fulfillment of their respective duties.

4. Designation or ratification, as the case may be, of the members of the Board of Directors and of the Auditors. Adoption of the resolutions to that effect and of those derived from such designations.

In relation to the fourth point of the agenda, after deliberation in connection with such point, the shareholders adopted, by unanimous vote, the following resolutions.

RESOLVED

4.1 That the Board of Directors of the Company shall continue to include twelve Proprietary Members and up to nine Substitute Members who may substitute any of the Proprietary Members indiscriminately.

4.2 That the current members of the Board of Directors are hereby ratified in their respective positions.

4.3 It is acknowledge the resignation of Ignacio Cobo Gonzalez and Jesus Gutierrez Bastida as alternate members of the Board.

4.4 It is hereby designated Alfonso Salem Slim as new alternate member of the Board of Directors.

4.5 That, consequently, the Board of Directors of the Company shall contain the following members:

Proprietary Members

Ingeniero Mr. Carlos Slim Helú
Licenciado Mr. Carlos Slim Domit
Ingeniero Mr. Antonio Cosio Ariño
Licenciado Mr. Fernando G. Chico Pardo
Ingeniero Mr. Jaime Chico Pardo
Ingeniero Mr. Claudio X. González Laporte
Mr. Rafael Moises Kalach Mizrahi, CPA
Licenciado Mr. José Kuri Harfush
Mr. Juan Antonio Perez Simon, CPA
Ingeniero Mr. Bernando Quintana Isaac
Licenciado Mr. Agustín Santamarina Vásquez
Licenciado Patrick Slim Domit

Substitute Members

Licenciado Mr. Alejandro Aboumrad Gabriel
Ingeniero Mr. Maximiliano Backer Arreola
Mr. Humberto Gutiérrez-Olvera Z., CPA
Licenciado Mr. Carlos Hajj Aboumrad
Licenciado Mr. Arturo Elías Ayub
Licenciado Mr. Daniel Hajj Aboumrad
Licenciado Mr. Marco Antonio Slim Domit
Licendiado Mr. Eduardo Valdés Acra

4.4 That the positions of Life Honorary President, President, and Secretary of the Board of Directors will continue to be occupied by Ingeniero Mr. Carlos Slim Helú, Licenciado Mr. Carlos Slim Domit, and Licenciado Mr. Sergio F. Medina Noriega, respectively, without prejudice to the faculties conferred to the Board of Directors by the bylaws of the

Company with respect to the designation of the members of the Board of Directors of the Company.

4.5 That Mr. Ernesto González Dávila is ratified as Proprietary Auditor of the Company, and that Mr. Walter Fraschetto Valdes is named as Substitute Auditor, effective April 27, 2001.

4.6 That the individual remuneration paid to the members of the Board of Directors as well as to the Proprietary and Substitute Auditors and the Secretary shall total Ps.$10,000 for each meeting of the Board of Directors to which they shall attend, less any withholding for applicable taxes.

5. Designation of Delegates for the execution and formalization of the Shareholders' Meeting. Resolutions to that effect.

In relation to the fifth point of the agenda, and after deliberation relating to the matter at hand, the shareholders unanimously adopted the following resolutions.

RESOLVED

5.1 That Messrs. Carlos Slim Domit, Humberto Gutierrez Olvera Z. and Eduardo Valdes Acra, Sergio F. Medina Noriaga, Alejandro Escoto Cano y Laura Montes Brachinni are appointed representatives of this Sharelohders Meeting.

5.2 That such appointed representatives have the sufficient authority to a) appear before the Notary Public of their choice, to and when necessary, officially record the resolutions taken by this Meeting or the relative part deemed necessary; b) to carry out, directly or by means of a designated person, as many acts necessary to comply as needed with the resolutions herein adopted and c) to perform any other activity required to comply with the resolutions of this meeting.

5.3 Such appointed representatives may act individualy or collectively.

Not having any other pending matter to discuss, the minutes of the Shareholders Meeting were read and submitted to the approval of the shareholders, after which such minutes were approved unanimously by the shareholders. It is hereby acknowledged that from the beginning to the end of the meeting all of the memebers were present.

Signed by the President, Secretary and Auditor, for all the necessary legal issues.

Annex A – as Exhibit V

DISCLOSURE OF THE APPLICATION

OF THE CODE OF BEST CORPORATE PRACTICES

RELATED TO THE

BOARD OF DIRECTORS AND TO THE

GENERAL MEETING OF SHAREHOLDERS

OF

GRUPO CARSO, S.A. DE C.V., FOR THE 2000 FISCAL YEAR

WITH INFORMATION CURRENT AS OF

JUNE 29, 2001.

DISCLOSURE OF THE APPLICATION OF THE CODE OF BEST CORPORATE PRACTICES RELATED TO THE BOARD OF DIRECTORS AND TO THE GENERAL MEETING OF SHAREHOLDERS OF GRUPO CARSO, S.A. DE C.V., FOR THE 2000 FISCAL YEAR WITH INFORMATION CURRENT AS OF JUNE 29, 2001.

CORPORATE GOVERNANCE OF THE ISSUER

BOARD OF DIRECTORS

i) On the Functions of the Board of Directors (see Section II; Principle 1)

This section should comment on the function the Board of Directors has in the company, stating what the vision of the Board is and how this fits into the management process. Within this general framework, a description should be given on the specific functions performed by the Board, indicating why they are considered important and necessary.

The Board of Directors, as a collegial body, is responsible for representing the company and managing the businesses included in the corporate purpose, within the limits stipulated in the corporate bylaws themselves.

To achieve this goal, the vision that the Board of Directors has is to make sure that the company has diligent management at all times and performs all the acts required to meet its corporate objective. In this case, to perform that task of representing the company, the Board of Directors grants several powers of attorney to employees as well as to third parties, which allow more flexible operations on the part of the company, by which performance of the corporate objective is achieved.

Within this process of managing the company, the Board of Directors is very involved in the major operations thereof, which are known and analyzed by that body, with sufficient participation, in order to be able to issue the most appropriate resolutions for the correct management of the company, and it has the sufficient and necessary information for the correct management of the company's business.

The Director General has the help, support and supervision of the Board of Directors.

The following are the authorities of the Board of Directors: a) To name and remove the Director General of the Company; b) To determine how the votes corresponding to the shares belonging to the Company will be cast in Special and Regular General Meetings of Shareholders of the companies in which it holds the majority of shares; c) To approve, upon authorization from the Regular General Meeting of Shareholders, the acquisition or transfer of shares, or the exercise of the right to withdraw, in some cases; d) To discuss and, if appropriate, to issue such resolutions as it deems appropriate with respect to the acts and resolutions of the Company's Executive Committee, which are contained in the activity reports which such body shall present to it pursuant to the stipulations in this regard in the bylaws; e) To establish branches or agencies of the Company; f) To approve the transfer in any manner of all types of registered trademarks, patents and copyrights; g) To decide on the purchase of its own shares as stipulated in the bylaws; h) All other authorities which are reserved specifically for it by Law.

Finally, it is established that besides the functions stipulated by the corporate bylaws and divers laws, the Board of Directors has the following functions: (i) to establish the company's strategic vision, (ii) to assure that shareholders and the market have access to the company's public information; (iii) to establish internal control mechanisms; (iv) to assure that the company has the mechanisms required to allow it to be proved that it complies with the different legal stipulations that are applicable to it; and (v) to evaluate regularly the performance of the Director General.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section should comment on the structure of the Board of Directors. It should indicate whether intermediate bodies exist that help it to perform its functions. How many and what functions they perform should also be indicated. The description must also explain how the intermediate bodies report their activities to the Board.

The Board of Directors has a solid but flexible structure, which allows correct management of the corporate objective.

The Board of Directors is structured as a collegial body comprised of 12 full members with only 9 of them having their respective alternates. Any shareholder or group of shareholders who represent at least 25% of the total number of shares has a right to name a director. That percentage will be 10% while the company has its shares registered on the stock market.

The members of the Board of Directors shall always be Mexican nationals. Directors are elected for one year and will continue to perform their functions even when the term for which they have been named has ended, until the persons named to replace them take possession of their positions.

We believe that the Board of Directors is a pluralistic body, because the highest level members of several business sectors are members of it, which allows a broad range of opinions.

The percentage of independent and equity directors as a whole exceeds the minimum percentage established by the Code of Best Corporate Practices. The percentage of independent directors on the Board of Directors also exceeds the minimum percentage established in the Code itself.

The Board of Directors is helped in its functions by 3 committees established on April 2, 2001, based on the applicable stipulations of the Code of Best Corporate Practices: The Audit Committee, the Evaluation and Compensation Committee and the Finance and Planning Committee.

On the membership of the Board of Directors	YES	NO	Comments
1) Is the Board of Directors comprised of no fewer than five and no more than fifteen full directors? (Principle 2)	X		
2) *Do only Full Directors exist? (Principle 3)		X	
3) Can the alternate directors only replace a preestablished full director? (Principle 3)	X		
4) If appropriate, does the full director suggest to the Board of Directors who should be designated as his respective alternate? (Principle 3)		X	It is practically a matter of a Board comprised of the same Directors who have been acting as such for several years. In virtue of the foregoing, what was done was that the current Alternate Directors were distributed so that among them and their respective full directors there is a team which achieves more effective participation.
5) Do the independent and equity directors, as a whole, constitute at least 40% of the Board of Directors? (Principle 7)	X		
6) Do the independent directors represent at least 20% of all the directors? (Principle 7)	X		
7) Does the annual report presented by the Board of Directors mention which directors are independent and which are equity? (Principle 8)		X	The required measures are being taken to include it in the next report submitted by the Board of Directors to the meeting of shareholders.

		YES	NO	Comments
8)	Does the annual report indicate the category to which the equity directors belong? (Principle 8)		X	The required measures are being taken to include it in the next report submitted by the Board of Directors to the meeting of shareholders.
9)	Does the Board of Directors' annual report indicate the principal responsibilities of each director as of the date of the report? (Principle 9)		X	The required measures are being taken to include it in the next report submitted by the Board of Directors to the meeting of shareholders.

* If answering yes to this question, questions 3) and 4) in the should be answered "NOT APPLICABLE" in the Comments column.

On the Structure of the Board of Directors		YES	NO	Comments
10)	Does the Board of Directors perform the Compensation and Evaluation, Audit and Planning and Finance Functions? (Principle 10)	X		Whenever matters related to these subjects which because of their relevance should be submitted to the consideration of the Board of Directors.
11)	Are the intermediate bodies only comprised of equity directors? (Principle 12)	X		
12)	Is each intermediate body comprised of at least 3 members and at most 7? (Principle 13)	X		
13)	Does each independent director, besides performing his functions on the Board, participate on at least one of the intermediate bodies? (Principle 16)		X	Almost all full independent directors participate on the Committees.
14)	Is the intermediate body which is in charge of the Audit function presided over by an independent director? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	Comments
15) Does the Board of Directors meet at least 4 times per year? (Principle 18)	X		
16) Is at least one of the meetings of the Board of Directors dedicated to defining the company's long- and medium-term strategies? (Principle 18)	X		The comments on this subject are mostly recurring from the meetings of the Board of Directors.
17) Can a meeting of the Board be called with agreement from at least 25% of the directors? (Principle 19)		X	This case is not stipulated in the corporate bylaws.
18) Do directors access to all the relevant information at least 5 business days before a meeting? (Principle 20)	X		
19) * Does a mechanism exist that ensures that directors can evaluate matters on strategic affairs, even when they don't receive the necessary information at least 5 business days in advance? (Principle 20)	X		If the directors do not receive the required information at least 5 business days in advance and there is a strategic matter to deal with, the Chairman of the Board, or the Director General, or the Secretary of the Board, as the case will be, would discuss it in advance by phone with each of the directors, or they would circulate the required information so that comments can be made and a decision taken in the corresponding meeting.
20) * Are new directors inducted by explaining to them their responsibilities and the company's position? (Principle 21)	X		

On the Duties of Directors	YES	NO	Comments
21) Do directors communicate to the Chairman and the Secretary of the Board of Directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Principle 22)	X		Despite the fact that no communication has to date been made in this regard, they must report any conflict.

22) Do directors use the company's assets and services only for the performance of its corporate objective? (Principle 23)	X		
23) If appropriate, are clear policies defined for when directors exceptionally use the company's assets for personal matters? (Principle 23)		X	The existing policy stipulates that the company's assets may not be used by directors for personal matters. If a case occurs, consideration will be charged at the market price.
24) * Do directors dedicate time to their functions by attending at lest 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance by members of the Board for which reason attendance is large.
25) * Do directors keep the corporate matters of which they gain knowledge through the meetings they attend in strict confidence? (Principle 25)	X		The directors are made aware of the confidential nature of all information dealt with in the Meetings.
26) Do full directors and alternate directors keep each other informed of the matters dealt with in meetings of the board? (Principle 26)	X		All alternates are invited to all meetings of the Board.
27) Does the Board of Directors have support through opinions, recommendations and guidance derived from the analysis of the company's performance? (Principle 27)	X		

* If these questions are answered positively, the response should be expounded upon in the Comments column

COMPENSATION AND EVALUATION FUNCTION

iii) On the Evaluation and Compensation Function (Principle 28)

This section should comment on how the Director General's and the high level officers' Evaluation and Compensation is managed, describing the processes that are used to perform those functions.

With respect to the evaluation and compensation areas, the Board has mechanisms that guarantee adequate decision-making in this regard.

With respect to the foregoing, the Board already has an Evaluation and Compensation Committee comprised of full directors, and it acts as a support body for the Board in making decisions on this matter. That Committee has been granted the following functions: (i) to suggest procedures to the Board to propose to the Director General and high-level officers, and to ensure that their hiring conditions and likely severance pay from the company is in line with the guidelines approved by the Board; (ii) to propose to the Board the criteria for evaluating the Director General and high-level officers, pursuant to the general guidelines established by the Board of Directors; (iii) to analyze and bring to the Board of Directors the proposal made by the Director General on the structure and amount of the remuneration of the Company's principal executives; and (iv) to perform any other tasks with which they are charged by the Company's Board of Directors.

On the Operation of the body that performs the Evaluation and Compensation *Function*	YES	NO	Comments
28) Does the intermediate body that performs the Evaluation and Compensation functions review the hiring conditions of senior executives and do the likely payments for severance from the company, meet the guidelines approved by the Board of Directors? (Principle 29)	X		The Evaluation and Compensation Committee is a recent creation and no case among those indicated in this number has yet occurred.
29) Are the structure and the policies used to determine directors' and officers' packages disclosed? (Principle 30)		X	The committee is a recent creation and that decision has not yet been made.

AUDIT FUNCTION

iv) On the Audit Function (Principles 31, 37, 38, 40)

This section should comment on how the Audit function is performed by describing the processes used to perform those functions. Specifically, a description should be given of how it is that the intermediate body interacts with the Board with respect to the company's accounting practices and the mechanisms it has to ensure high quality financial information.

The Board already has an Audit Committee comprised of 3 full directors, which is a body supporting the board of directors for decision-making on this matter, and its functions are: (i) to recommend to the Board of Directors candidates for the company's external auditors, refraining from recommending those firms whose services they provide to the Company represent a percentage greater than 20% of the total income of those firms; (ii) to recommend to the Board the contracting decisions and the scope of the professional mandates of the external auditors; (iii) to support the Board of Directors by supervising performance of the audit contracts and by ensuring that the person who signs the audit report of the Company's annual financial statements is different from the one who acts as Shareholders Representative, although both persons may be partners in the same firm; (iv) to act as a communications channel between the Board of Directors and the external auditors, as well as to assure the independence and objectivity of the latter, and to intervene in the recommendation to the Board of any mechanism for rotating the partner who reports on the Company, in order to ensure objectivity in the reports, suggesting that that rotation occur at least every 6 years; (v) to review the work program, the comment letters an the audit reports and to inform the Board of Directors of the results; (vi) to recommend to the Board the bases for preparing the financial information and for submitting for approval by the Board of Directors changes to accounting policies, to intervene in the review to justify the reason for such changes; (vii) to help the Board by reviewing the financial information and the process of issuing it; (viii) to contribute to the definition of the general guidelines of the internal control system and to evaluate its effectiveness, by submitting those guidelines for the approval of the Board of Directors, and in the issuance of an opinion on financial and operating controls; (ix) to help the Board in the coordination and evaluation of the annual internal audit schedules; (x) to coordinate the work of the external and internal auditors and the Shareholders Representative; (xi) to verify that there are the necessary mechanisms that allow it to be proved that the Company complies with the different laws and regulations to which it is subject; (xii) to ensure that the professional profile of the person named as the Company's Shareholders Representative allows him to perform his legal obligations; and (xiii) to perform any other functions which are assigned to it by the Company's Board of Directors.

During the process of selecting the auditors, both the technical capacity of the auditors and their independence are taken into consideration. The company obtains[3] rotation of the person in charge of reporting on the financial statements.

The Board of Directors relies on the company's internal structures, for which reason internal audit is one of the company's management support tools that allows the financial information generated to be evaluated, as well as the effectiveness of the internal controls. To this end, the company has an internal audit department, which reports to the Board of Directors on the accounting policies to prepare the company's financial information.

With respect to reviewing compliance of the many legal and regulatory stipulations applicable to the company, at least once a year some mechanism is considered, either internal or external, to perform a legal audit that verifies the foregoing.

On the Selection of Auditors	YES	NO	Comments
30) Does the income of the external auditor as well as from any other external review, derived from performing the company's audit, represent a percentage less than or equal to 20% of the total income of the offices in charge? (Principle 32)	X		
31) Does the rotation of the partner who audits the company occur at least once every 6 years? (Principle 33)	X		
32) Is the person who signs the audit report of the company's annual statements different from the one who acts as Shareholders Representative? (Principle 34)	X		
33) Is information given in the Annual Report on the professional profile of the company's Shareholders Representative? (Principle 35)		X	The possibility of including this in the next report is being analyzed.
On Financial Reporting			
34) Does the company have an internal audit department? (Principle 36)	X		
35) Does the intermediate body in charge of performing the Audit function submit the accounting policies for approval by the Board of Directors? (Principle 37)		X	The foregoing is underway. The Audit Committee is a recent creation.
36) Does the intermediate body in charge of the Audit function ensure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices as the annual reports will be prepared with? (Principle 39)		X	The foregoing is underway. The Audit Committee is a recent creation.
On Internal Controls			
37) Does an internal control system exist? (Principle 41)	X		
38) Are the general guidelines for the internal control system submitted for approval by the Board of Directors? (Principle 41)		X	They are currently submitted for approval by general management.
39) Does the intermediate body in charge of the Audit function evaluation and issue an opinion on the effectiveness of the internal control system? (Principle 42)		X	The foregoing is underway. The Audit Committee is a recent creation.

[3] Tr.: *procura*. The sentence is vague. It means either "the company obtains" or "the company tries to obtain."

40) Do the external auditors validate the effectiveness of the internal control system and issue a report on those controls? (Principle 43)	X		

Compliance Review	YES	NO	Comments
41) Does the intermediate body in charge of the Audit function verify that controls exist that allow a determination of whether the company complies with the stipulations that are applicable to it and report such to the Board of Directors? (Principle 44)		X	The foregoing is underway. The Audit Committee is a recent creation.
42) Is the compliance review of all applicable stipulations performed at least once per year? (Principle 44)	X		
43) Is the Board of Directors informed periodically about its legal situation? (Principle 45)	X		Reported when necessary.

FINANCE AND PLANNING FUNCTION

v) On the Finance and Planning Function (see section IV, Principle 46)

This section should comment on how the Finance and Planning functions are performed by describing the processes used to perform those functions. Specifically, the description should explain the interaction the intermediate body has with the Board to help it with decisions.

The Board already has a Finance and Planning Committee, comprised of 3 full directors, which is a body that supports the Board of Directors in making decisions on these matters, and its functions are: (i) to evaluate and, if appropriate, to suggest the Company's investment policies proposed by General Management, so that they can then be submitted for the Board's approval; (ii) to evaluate and, if appropriate, to suggest the Company's financing policies (capital or debt) proposed by General Management, so that they can then be submitted for the Board's approval; (iii) to intervene in the presentation to the Board of Directors of an evaluation on the viability of the Company's principal investments and financing transactions; (iv) to evaluate and, if appropriate, to suggest the general guidelines for the determination of the Company's strategic planning, and to aid the Board in monitoring the coherence of financial projections, investment policies and financing with that strategic vision; (v) to state an opinion on the premises of the annual budget and to propose them to the Board for its approval; (vi) to monitor the application of the budget and the strategic plan; (vii) to identify the risk factors to which the Company is subject and to evaluate the policies to manage it; and (viii) to perform any other functions which the Company's Board of Directors assigns to it.

The company has long-term investment policies, which are defined taking the company's strategic vision into consideration.

On the Organization of the intermediate body in charge of the Finance and Planning function	YES	NO	Comments
44) Does the intermediate body in charge of the Finance and Planning function issue an evaluation on the viability of the company's principal financial investments and transactions? (Principle 47)		X	Even though the Committee is a recent creation its members evaluate those investments and transactions, through their participation in the meetings of the Board of Directors.
45) Does the intermediate body in charge of the Finance and Planning functions periodically evaluate the company's strategic position as stipulated in the strategic plan? (Principle 48)	X		Even though the Committee is a recent creation, for now its members support the Board in this regard, through their participation in the meetings of the Board of Directors.
46) Does the intermediate body in charge of the Finance and Planning functions support the Board by monitoring the consistency of the company's investment and finance policies with its strategic vision? (Principle 49)	X		Even though the Committee is a recent creation, for now its members support the Board in this regard, through their participation in the meetings of the Board of Directors.
47) Does the intermediate body in charge of the Finance and Planning functions support the Board by reviewing the company's financial projections assuring their consistency with the company's strategic plan? (Principle 50)	X		Even though the Committee is a recent creation, for now its members support the Board in this regard, through their participation in the meetings of the Board of Directors.

vi) Optional Question

If there are corporate governance practices in addition to those recommended by the Code of Best Corporate Practices, the option is given in this section for the Issuer to report them.

II. This part contains a questionnaire on the General Meeting of Shareholders.

1) The questions asked on this form should be answered yes or no with an "X" in the corresponding column.
2) In the cases in which the answer is no (and by exception in the cases of questions 1 and 2 with a yes answer), the issuer may indicate why the recommended principle is not complied with and, if appropriate, whether there is an alternative mechanism to that suggested. In these cases, the answers should be presented in the comments column by stating clearly the corporate governance practices that the company follows.
3) The questions make reference to a specific section of the Code of Best Corporate Practices, in order to give context to the meaning of the question.

QUESTIONNAIRE ON THE GENERAL MEETING OF SHAREHOLDERS

SHAREHOLDERS RIGHTS (see Section V)

i) On Reporting and the Order of the Day at Meetings of Shareholders	YES	NO	Comments
1) Was the "Miscellaneous Items" entry removed from the Order of the Day for Meetings of Shareholders'? (Principle 51)	X		
2) Was the grouping of matters related to different subjects in one single point of the Order of the Day avoided? (Principle 51)	X		
3) Is all the information on each point of the order of the day of the Meeting of Shareholders available 15 days in advance? (Principle 52)	X		
4) Are shareholders provided with any form that contains detailed information and possible voting alternatives on the matters listed in the order of the day, so that they can give instructions to their proxies? (Principle 53)		X	Although shareholders usually provide proxies with nonspecific general powers to vote on each matter; if any shareholder wishes to have information on voting alternatives, he may go to or communicate with the Company for it to provide him the foregoing.

5) Is the proposed composition of the Board of Directors, accompanied by information related to the professional profiles of the candidates, included among the information given to shareholders? (Principle 54)		X	In virtue of the fact that this is Board practically comprised of the same directors who have been acting in that capacity for several years, for which reason their profiles are widely known.

ii) On Reporting and Communication between the Board of Directors and Shareholders	YES	NO	Comments
6) Does the Board of Directors include in its annual report to the Meeting of Shareholders relevant aspects of the work of each intermediate body and the names of their members? (Principle 55)		X	The foregoing is underway. The intermediate bodies are recent creations.
7) Are the reports of each intermediate body presented to the Board of Directors available to shareholders with the material for the Meeting of Shareholders? (Principle 55)		X	The foregoing is underway. The intermediate bodies are recent creations.
8) Does the company have policies, mechanisms and people responsible for reporting to shareholders and keeping channels of communications with shareholders and potential investors open? (Principle 56)	X		

Mexico City, Federal District, on June 29, 2001.

Annex A – as Exhibit W

GRUPO CARSO, S.A. DE C.V.

NOTICE OF MEETING

In Accordance with the decree issued by the Grupo Carso, S.A. de C.V. Board of Directors, the stockholders of said Society are convened to a Stockholders Ordinary General Meeting, to be held November 11, 2001, at 13:30 hours in Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegacion Miguel Hidalgo, Mexico City, Mexico, in order to address the points included in the following:

AGENDA

I. In case of the approval of the spin-off of Grupo Sanborns on the Extraordinary Shareholders of the Company to be held before this shareholders meeting: Proposal to spin-off Grupo Carso, S.A. de C.V. as parent company according to article 228 bis of the Ley General de Sociedades Mercantiles, in case of acceptance Grupo Carso will remain in force and a new company will be created that it will be named U.S. Commercial Corp. S.A. de C.V. and the approval of the necessary transfer of shares and any other resolution needed to be approved in connection with the above mentioned.

II. Proposal to amend article Six of the By-laws in connection with the Spin-off.

III. Appointment of representatives to execute the resolutions adopted by the Assembly.

In order to attend the meeting and vote in the same, the stockholders shall deposit their stock in the offices of the aforementioned society, at least the day before to the holding of the meeting, having also to pick up the corresponding access card. Said deposit can also be done at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, or any banking institution in the Mexican Republic or abroad. For shares deposited at the S.D. INDEVAL, S.A. de C.V., institution for the Deposit of Securities, the corresponding access cards will be issue with the receivable of the complementary list required by article 78 of the Securities Exchange Law.

Mexico, City, November 2, 2001

(Signature)

The Secretary of the Board of Directors